
03024059

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Peter Hambro Mining plc

*CURRENT ADDRESS: 7 Eccleston Street
Belgravia
London SW1W 9LX

**FORMER NAME: ______

**NEW ADDRESS: ______

FILE NO. 82- 34734 FISCAL YEAR ______

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [handwritten initials]

DAT: 6/27/03

Exhibit B (1)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document, you should consult a person authorised under the United Kingdom Financial Services and Markets Act 2000 who specialises in advising on the acquisition of shares and other securities. The whole of the text of this document should be read. You should be aware that an investment in the Company involves a high degree of risk and prospective investors should also carefully read the section entitled "Risk Factors" in Part II of this document before taking any action.

This document which comprises a prospectus has been drawn up in [illegible] ities Regulations 1995. A copy of this document [illegible] or registration in accordance with regul[illegible]

Application has been m[illegible] nt to the Placing, to be admitted to trad[illegible] **IM is a market designed primarily fo[illegible] tached than to larger or more establi[illegible] ng Authority. A prospective investor s[illegible] ision to invest only after careful con[illegible]**

03 MAY 22 AM 7:21

The rules of AIM are les[illegible] at no application is being made for admis[illegible] **further, the London Stock Exchange plc has not itself examined or approved [illegible] of this document.** It is expected that Admission will become effective and that trading in the Ordinary Shares will commence on AIM on 29 April 2002. No application has been made, or is contemplated, for the Ordinary Shares to be listed on any other recognised investment exchange.

The Ordinary Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or under the securities legislation of any state of the United States of America, Australia, Canada, Japan, the Russian Federation or the Republic of Ireland. Accordingly, subject to certain exceptions, the Ordinary Shares may not, directly or indirectly, be offered or sold within the United States of America, Australia, Canada, Japan, the Russian Federation or the Republic of Ireland or to or for the account or benefit of any national, resident or citizen of Australia, Canada, Japan, the Russian Federation or the Republic of Ireland or any person located in the United States. This document does not constitute an offer, or the solicitation of an offer to subscribe or buy, any of the Ordinary Shares to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction.



PETER HAMBRO MINING PLC

(Incorporated and registered in England and Wales under the Companies Act 1985 with Registered No 4343841)

PLACING

of 6,341,600 existing Ordinary Shares and 2,000,000 new Ordinary Shares at 130p per share and

ADMISSION TO TRADING ON THE ALTERNATIVE INVESTMENT MARKET



NOMINATED ADVISER AND BROKER
Canaccord Capital (Europe) Limited

Share capital

Authorised			Issued and fully paid	
Number	**Amount**	**Ordinary Shares of 1p each**	**Number**	**Amount**
100,000,000	£1,000,000	Immediately following Admission and the Placing	27,593,684	£275,936.84

All the Ordinary Shares will, on Admission, rank *pari passu* in all respects and will rank in full for all the dividends and other distributions declared, paid or made in respect of Ordinary Shares after Admission.

The Directors of the Company, whose names appear on page 9, accept responsibility, including individual and collective, for the information contained in this document and compliance with the AIM Rules. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Canaccord Capital (Europe) Limited ("Canaccord"), which is regulated by The Financial Services Authority, is the Company's nominated adviser and broker for the purposes of the AIM Rules and is acting exclusively for the Company in relation to the Placing. Canaccord is not acting for, and will not be responsible to, any person other than the Company for providing the protections afforded to customers of Canaccord or for advising any other person on the contents of this document or on any transaction or arrangement referred to in this document. Canaccord's responsibilities as the nominated adviser to the Company are owed solely to the London Stock Exchange plc. Canaccord has not authorised the contents of, or any part of, this document and (without limiting the statutory rights of any person to whom this document is issued) no liability whatsoever is accepted by Canaccord for the accuracy of any information or opinions contained in this document or for the omission of any material information, for which the Company and its directors are solely responsible.

CONTENTS

PLACING STATISTICS

Number of New Ordinary Shares to be issued pursuant to the Placing	2,000,000
Number of existing Ordinary Shares to be sold pursuant to the Placing	6,341,600
Placing Price	£1.30
Number of Ordinary Shares in issue following the Placing	27,593,684
Market capitalisation at the Placing Price on Admission	£35,871,790
Net proceeds of the Placing receivable by the Company	£1,750,000
Percentage of enlarged share capital represented by the New Ordinary Shares	7.25%

Number of Consideration Shares to be issued *	9,246,318

**Assuming all Acquisition Agreements become unconditional*

EXPECTED TIMETABLE

	2002
Exchange/Delivery of relevant shares into CREST	29 April
Dealings in Ordinary Shares commence on AIM	29 April
Despatch of the definitive share certificates	by 7 May

DEFINITIONS AND INTERPRETATIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Acquisition"	the proposed acquisition of 17,839,999,999 additional JSCP Shares pursuant to the Acquisition Agreement in consideration for the issue of the Consideration Shares
"Acquisition Agreement"	the agreement dated 23 April 2002 between the Company and Pavel Maslovsky providing, conditionally (*inter alia*) upon Admission and certain consents having been obtained, for the Acquisition, further details of which are set out in paragraph 9.1(c) of Part V
"Act"	the Companies Act 1985 (as amended)
"Admission"	the admission of the Ordinary Shares to trading on AIM in accordance with the AIM Rules
"AIM"	the Alternative Investment Market of the London Stock Exchange
"AIM Rules"	the rules applicable to AIM as published by the London Stock Exchange
"Articles"	the articles of association of the Company
"A Share"	an A ordinary share of £1 in the capital of the Company, prior to Admission
"Board"	the board of directors of the Company
"B Share"	a B ordinary share of 1p in the capital of the Company, prior to Admission
"Canaccord"	Canaccord Capital (Europe) Limited
"Company"	PETER HAMBRO MINING PLC
"Consideration Shares"	the 9,246,318 Ordinary Shares proposed to be issued pursuant to the Acquisition Agreements
"CIS"	the Commonwealth of Independent States
"CREST"	the system for paperless settlement of trades and holdings of uncertificated shares administered by CRESTCo Ltd
"Cullen"	Cullen Resources Limited
"Directors"	the directors of the Company whose names are set out on page 9
"Group"	the Company and/or all or any of the Subsidiaries
"JSCP"	OJSC Pokrovskiy Rudnik, a Russian open joint stock company 55.11 per cent. of the issued share capital of which is currently owned by PHML and the Company
"JSCP Shares"	shares in JSCP of R 0.0009 each
"London Stock Exchange"	London Stock Exchange plc
"Micon"	Micon International Co Limited and NBLGold

"Micon Report"	the independent engineering report of Micon on the Pokrovskoye resource set out in Part III
"Mine"	the mine at the Pokrovskoye deposit
"New Ordinary Shares"	the 2,000,000 new Ordinary Shares being offered pursuant to the Placing
"Official List"	the Official List of the UK Listing Authority
"Olekma"	CJSC Olekminskiy Rudnik, a subsidiary of JSCP
"Ordinary Shares"	ordinary shares of 1p each in the capital of the Company following implementation of the Reorganisation
"£1 Ordinary Shares"	ordinary shares of £1 each in the capital of the Company, prior to implementation of the Reorganisation
"PHML"	Eponymousco Limited (formerly Peter Hambro Mining Limited), all of the issued shares of which, other than the Plan Shares, are owned by the Company
"PHML Articles"	the new articles of association of PMHL shortly to be adopted
"PHML Share Arrangement"	the incentivisation share plan described in paragraph 8 of Part V
"Placing"	the proposed placing of the Placing Shares by Canaccord at the Placing Price as described in this document
"Placing Agreements"	the conditional agreements between the Company, the Directors and Canaccord, and the conditional agreements between the Selling Shareholders and Canaccord, details of which are set out in paragraph 9.1(d) of Part V
"Placing Price"	130p per Placing Share
"Placing Shares"	the New Ordinary Shares and the Sale Shares
"Plan Shares" or "C Shares"	"C" Ordinary Shares in PHML issued or to be issued under the PHML Share Arrangement
"Pokrovskoye Licence"	Licence No. BLG 10590 for the exploration and development of the Pokrovskoye mine
"POS Regulations"	the Public Offers of Securities Regulations 1995
"Reorganisation"	the capital re-organisation comprising (i) the split of each A Share into 100 Ordinary Shares and (ii) the conversion of each B Share into one Ordinary Share, to take place pursuant to the Articles upon Admission
"Reserves Bonus Scheme"	the JSCP bonus scheme described in paragraph 7 of Part V
"Russia"	the Russian Federation
"Sale Shares"	the 6,341,600 Ordinary Shares (comprising Ordinary Shares resulting from the conversion pursuant to the Reorganisation of A Shares currently in issue) to be sold by the Selling Shareholders pursuant to the Placing
"Selling Shareholders"	those Shareholders whose Sale Shares are being offered pursuant to the Placing

"Share Exchange Agreement"	the agreement dated 17 April 2002 between the Company and the previous holders of all the issued shares of PHML, further details of which are set out in paragraph 9.1(a) of Part V
"Shareholder"	a holder of ordinary shares in the Company
"Subsidiaries"	JSCP and PHML
"UK GAAP"	UK Generally Accepted Accounting Principles
"UK Listing Authority"	the Financial Services Authority, acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"US"	United States of America
"£" and "p"	Pounds sterling and pence sterling respectively
"$"	US Dollars
"R" or "Rbs"	Roubles

All references in this document to legislation are to English legislation, unless otherwise stated, or as the context otherwise requires.

KEY INFORMATION

This information should be read in conjunction with the full document from which it is extracted.

The Company

The Company was established to be the holding company for the Subsidiaries whose principal activities are the mining of gold ore and the production of doré bars, in the Russian Federation. Under Russian law, the Group has the right to freely export its product, once refined, to be sold for hard currencies.

The Company, directly or through its subsidiary PHML, currently owns 55.11 per cent. of JSCP's issued share capital. Pursuant to an offer to all the other shareholders in JSCP, the Company has entered into the Acquisition Agreement with Dr Pavel Maslovsky, one of the Directors, which is conditional (*inter alia*) on Admission and the obtaining of certain Russian consents, to acquire additional JSCP Shares to take its holding up to 75 per cent. of JSCP's issued share capital. If these consents are not obtained by 1 November 2002 (or such later date as the Company may agree) the Acquisition Agreement will terminate and the holding of the Company and PHML in JSCP will remain at 55.11 per cent.

JSCP reported a profit of $9.1million in 2001 (of which $4.4 million is attributable to PHML).

Directors and management

The Company has an experienced Board and a strong Russian management team.

The Group's Assets

The Group's principal asset, Pokrovskoye, is a mine situated in the Amur Region of Far East Russia, approximately 320 km north-northwest of Blagoveshchensk, the regional capital, and 50 km north of the border with China. Access to the Mine is either by an air service from Blagoveshchensk to Zeya or Trans-Siberian Railways from Khabarovsk to Tygda. The Group also holds a licence in Pioneer, another gold deposit, which it is currently evaluating.

Pokrovskoye

The Group produced its first gold from this deposit soon after it commenced mining in 1999. Exploitation of the Pokrovskoye resource is by open-pit methods in flat mineralised zones to a depth of approximately 130m below the surface. Ore was produced at the rate of 95 kt in 1999 and increased to 482 kt in 2000 and 693 kt in 2001. Total material moved including waste has grown from 710 kt in 1999, to 2,256 kt in 2000 and 3,517 kt in 2001. Gold production commenced in 1999 and 1.05 mt of ore with an average grade of 8.8 grams per tonne was processed between 1999 and 2001. Recoveries have improved from 52 per cent. in 1999 to 57 per cent. in 2001. The mine produced approximately 90,000 ounces of gold in the year to 31 December 2001.

Most of the equipment currently in use at the mine is of Russian origin. Construction of a new process plant started in the spring of 2001 and is expected be to commissioned in the summer of 2002. The Directors estimate that JSCP's gold production will increase to between 130,000 and 150,000 ounces per annum when the new plant is fully commissioned.

Micon's estimate of contained gold (see table 5.3 in the Micon Report – Life of Mine Production Schedule) as at 1 January 2002 is 49.676 tonnes (1.6 million ounces), after taking into account dilution and losses, and covers gold in-pit and in the Pokrovskoye stockpiles. The Directors believe that this area contains an in-pit potential gold target of more than 2.9 million ounces.

Pioneer

The Pioneer deposit is located approximately 40 km from Pokrovskoye. When preparing the Amur Province subsurface study programme the Amur Geological Committee evaluated the Pioneer deposit at 45 tonnes (1.5 million ounces) of gold. The Company's successful tender for the Pioneer licence was based on this evaluation. Because production has not yet commenced at Pioneer, no independent engineering report has been commissioned on this deposit. However the Group's geology department has produced reports on the work undertaken between May and September 2001 and in the Group Geologist's view, this work indicates that the previous study, by Amur Geological Committee,

underestimates the potential of the identified ore bodies by at least 50 per cent. The Group's studies indicate that through advancements in drilling techniques alone it may be possible to achieve almost twice the core recovery of the previous work.

It is hoped that a more comprehensive statement of the potential of the Pioneer resource will be available during the summer of 2002 following the completion of additional exploration drilling using two new rigs purchased specifically for that purpose.

The Placing

The Placing relates to a total of 8,341,600 Ordinary Shares, of which 6,341,600 Ordinary Shares will result from the conversion of existing A Shares pursuant to the Reorganisation and are being sold by the Selling Shareholders and 2,000,000 comprise New Ordinary Shares to be issued upon Admission. The issue of the New Ordinary Shares will raise approximately £1,750,000 (net of expenses) which will provide additional working capital for the Group. The Placing Shares are being placed at the Placing Price by Canaccord with institutional and other investors. The Placing, which is conditional (*inter alia*) on Admission and the Placing Agreements not being terminated, has not been underwritten by Canaccord.

Attention is drawn to the Risk Factors in Part II.

DIRECTORS, SECRETARY AND ADVISERS

Directors	Peter Charles Percival Hambro (*Chairman*) Dr. Pavel Alexeivich Maslovsky (*Vice Chairman*) Philip William Leatham (*Finance Director*) Sir Rudolph Ion Joseph Agnew (*Non-executive Director*) George Jay Hambro (*Non-executive Director*) Alexei Pavlovich Maslovsky (*Non-executive Director*) *all of* 7 Eccleston Street Belgravia London SW1W 9LX
Secretary	Philip Leatham FCA
Registered Office	7 Eccleston Street Belgravia London SW1W 9LX
Russian Office	87/2 Vernadskogo Avenue Moscow Russia 117526
Nominated Adviser and Broker	Canaccord Capital (Europe) Limited Brook House 27 Upper Brook Street London W1K 7QF
Joint Independent Mining Engineers	Micon International Co Limited Suite 10, Keswick Hall Keswick, Norwich Norfolk NR4 6JT NBL Gold 11a 1st Poshchivsky Proezd Moscow Russia
Auditors and Reporting Accountants	Moore Stephens St Paul's House Warwick Lane London EC4P 4BN
Solicitors to the Company	Norton Rose Kempson House Camomile Street London EC3A 7AN
Solicitors to the Placing	Charles Russell 8-10 New Fetter Lane London EC4A 1RS
Registrars to the Company and Receiving Agent	Capita IRG PLC 40 Dukes Place London EC3A 7NH
Bankers	*To the Company:* Royal Bank of Scotland plc 119-121 Victoria Street London SW1E 6PA *To JSCP:* Savings Bank of Russia ("Sberbank") 117997 Vavilova 19 Moscow Russia

PART I

INFORMATION ON THE GROUP

Introduction

The Company recently acquired all the issued share capital of PHML, the owner of 53.11 per cent. of the Russian Open Joint Stock Company Pokrovskiy Mine (JSCP). JSCP holds the rights to develop and exploit two gold/silver deposits in the Amur Region in the far east of the Russian Federation. The principal deposit, Pokrovskoye, has been producing gold from a heap-leach recovery process since 1999 and produced approximately 90,000 ounces of gold in 2001. The Group's other gold deposit, Pioneer, is at an advanced exploration stage.

The Company has recently acquired a further 2 per cent. of the issued share capital of JSCP, taking the aggregate holdings of PHML and the Company to 55.11 per cent. The Company has in addition entered into the Acquisition Agreement with Pavel Maslovsky, one of the Directors, pursuant to which, conditional (*inter alia*) upon Admission and the obtaining of certain Russian regulatory consents, it will increase its stake in JSCP to 75 per cent. of the issued share capital. There is no certainty that these conditions will be satisfied by 1 November 2002 (or such later date as the Company may agree) in which event the Acquisition Agreement will terminate and the holding of the Company and PHML in JSCP will remain at 55.11 per cent.

In 2001, JSCP reported a profit of $9.1 million (of which $4.4 million is attributable to PHML). A 51 per cent. subsidiary of JSCP, Olekma, has won the tender for a licence to explore a titanium deposit in the Amur Region and will be evaluating the potential of this over the next year.

History

In 1994 PHML was formed in London with Peter Hambro PLC and others as the major shareholders. In the same year a Russian Company, OJSC Tokur Zoloto ("Tokur Zoloto"), was issued the Pokrovskoye Licence pursuant to a successful tender. Tokur Zoloto has appointed JSCP as the exclusive operator of the Pokrovskoye Licence.

In 1994 PHML raised venture capital from a number of investors and used this largely to fund feasibility studies on the Pokrovskoye deposit. In 1995 PHML acquired a 16.6 per cent. interest in JSCP in consideration for the contribution to JSCP of the feasibility study. In 1997 the Pokrovskoye Licence was transferred from Tokur Zoloto to JSCP.

In 1996 PHML made a successful application to the International Finance Corporation (IFC) for a $35 million loan to enable it to finance a 365,000 tonne per annum plant at Pokrovskoye. However, in the light of difficult market conditions and declining gold prices at the time, which would have made it difficult to raise the matching funds required by IFC, PHML elected not to proceed with the IFC loan application.

In 1998 a revised feasibility study by VNIPI "Promtechnologii" ("VPT") (the engineering institute that is part of the Russian Ministry of Atomic Energy) for a heap-leach followed by a 1,000,000 tonne per year resin-in-pulp plant at Pokrovskoye was accepted. VPT undertook the design and supervised project implementation of the construction. There was no expatriate involvement in VPT's work other than that of Peter Hambro.

Most of the mine's plant and equipment currently in use was manufactured in the CIS. This policy – of concentrating on CIS manufacture and local skilled personnel – represented a new approach for western investors in Russia and has enabled the Group to avoid a number of the problems experienced by many other foreign mining companies operating there. This approach helped in the development of good relationships with the local authorities and the ability to achieve local funding. The Directors believe that this policy ensured that capital costs were kept down, the budget was adhered to and the implementation schedule was complied with.

The Company recently acquired all the then issued share capital of PHML pursuant to the Share Exchange Agreement which established the Company as the new Group holding company. PHML which, save for the Plan Shares, is wholly owned by the Company, owns 53.11 per cent. of JSCP. Pursuant to an offer made to all the other shareholders in JSCP, the Company has recently entered into

(i) an agreement for the acquisition of the beneficial title to 2 per cent. of the JSCP Shares from Cullen, which acquisition was recently completed in consideration for the issue of 8,971 A Shares to Cullen and (ii) the Acquisition Agreement providing for the acquisition of the legal and beneficial title to additional JSCP Shares which would, conditional upon Admission and the obtaining of certain regulatory consents, take its holding up to 75 per cent. of JSCP's issued share capital. There is no certainty that these consents will be obtained within the time period specified in the Acquisition Agreement.

Objective

The Directors believe that the Group has a secure foundation on which to grow. Its cash-flow is strong and it has an experienced management team of different backgrounds, many of whom have worked together for over six years. The Group's new processing plant is expected to be commissioned in the summer of 2002 and the Directors believe that, once complete, it will both increase the operational capacity at Pokrovskoye and allow for the exploitation of the Pioneer resource. The Directors believe that the management team is well placed to maximise the returns from the Group's assets and to make use of the opportunities available to JSCP as a Russian company with access to international markets.

It is the ultimate objective of the Group's senior management to build a European group which is a significant force in gold mining.

The Group's Business

Gold mining

The Group is involved in the mining of gold ore and the production of doré bars which are sent for refining into London Good Delivery bars of gold and silver at a refinery in Krasnoyarsk. In accordance with the Group financing arrangements, most of the gold is currently sold to Sberbank in Moscow and the silver is sold to other banks in Russia. Under Russian law, the Group has the right to export its product, once refined, to be sold for hard currencies.

Location

The Group has offices in London, Moscow, Blagoveshchensk and Tygda. The two gold deposits owned by the Group, Pokrovskoye and Pioneer, are located in the Amur Region of the Russian Federation (see below).


RUSSIA
Tygda
CHINA
N. KOREA

Access to the Mine is either by an air service from Blagoveshchensk to Zeya (60 km. from the Mine) or Trans-Siberian Railways from Khabarovsk (18 hours) to Tygda (10 km. from the Mine). The car journey from Blagoveshchensk to the Mine takes approximately 7 hours.

Mining Activities

The Group has two separate gold deposits: **Pokrovskoye**, where the Group started mining and produced its first gold in 1999 and which is approximately 320 km north-northwest of Blagoveshchensk, the regional capital, and 50 km north of the border with China, and **Pioneer**, which is at the feasibility stage and is located approximately 40 km from Pokrovskoye.

The Pokrovskoye deposit is the subject of the independent engineers' report that has been prepared by Micon and is set out in Part III. Micon's work has been limited to the Pokrovskoye deposit because final decisions have not been taken on the best way to exploit the potential of Pioneer and because additional exploration drilling and geological interpretation work needs to be undertaken.

Pokrovskoye

The Pokrovskoye Licence was issued to Tokur Zoloto on 16 May 1994 by the State Geology Committee of the Russian Federation and was transferred to JSCP in 1997. The Licence (number BLG 10590 BE) runs until 1 June 2014 and may thereafter be extended with the consent of the licensing authority.

Mining at Pokrovskoye is carried out entirely by open-pit methods using an owner-operated mining fleet. Mine development follows the government approved VNIPI design, which is in accordance with standard Russian practise. In addition to ore derived from the open pit, there is some secondary reclamation of ore from previously treated heaps and from intermediate grade stockpiles. Most of the equipment used is of Russian origin and whilst somewhat small by comparable western standards appears to be reasonably matched in size and capacity and has been purchased with care.

Currently mining takes place in four separate small pits but these will gradually be merged into two separate pits. The mineralised zones that comprise the Pokrovskoye project are almost flat and relatively shallow with the final excavation of the deepest pit being approximately 130m below the surrounding flat topography.

Ore production commenced in 1999 at 95 kt in the year and increased to 482 kt in 2000 and 693 kt in 2001. Total material moved including waste has grown from 710 kt in 1999, through 2,256 kt in 2000, to 3,517 kt in 2001.

The Group's current development plans anticipate ore mining increasing to 910 kt in 2002 and to 1,150 kt by 2004. At the same time total material moved is planned to increase to 5,530 kt in 2002 and to a maximum of 6,000 kt by 2006. Given the rate of increase achieved to date and the proposed new equipment to be purchased, Micon considers that this planned growth in mining production is achievable.

Gold production commenced in 1999. Ore is crushed and screened and then agglomerated before being stacked. Pregnant solution drains from the heaps on to a pad connected to a Merrill Crowe circuit and the gold is recovered by precipitation. This is smelted into doré bars and the barren solution reused. After a 60 day cycle the leached ore is reclaimed and stockpiled for future grinding and subsequent treatment in the new plant.

1.05mt of ore at 8.8 grams per tonne was processed between 1999 and 2001 and recoveries have improved from 52 per cent. in 1999 to 57 per cent. in 2001.

The Pokrovskoye mine produced approximately 90,000 ounces of gold in the year to 31 December 2001 and JSCP reported a profit before and after tax of $9.1 million (of which $4.4 million is attributable to PHML).

Construction of the new process plant started in the spring of 2001 and is expected be to commissioned in the summer of 2002. The new plant uses resin technology, which is commonly in use in Russia and is designed to treat 1 million tonnes per annum. The process involves crushing and grinding of the ore, resin in pulp absorption and electrowinning to produce doré bullion. The barren tailings are treated by the INCO cyanide removal process before being pumped to a tailings dam.

Pokrovskoye Resources

Micon's estimate of contained gold (see table 5.3 in the Micon Report – Life of Mine Production Schedule) as at 1 January 2002 is 49.676 tonnes (1.6 million ounces), after taking into account dilution and losses, and covers gold in-pit and in the Pokrovskoye stockpiles. This figure only takes into account the ore underlying the reserves previously designated as such by the Russian State Reserves Committee.

Additional exploration work

During 2001 the Group undertook small volumes of exploration work in three other areas covered by the Group's licences: Pokrovskoye IV, Pokrovskoye II and Bazovoye, which are not included in the area that is covered by the Micon Report.

The Group's geology team has reported that in the Pokrovskoye IV area, which is 400 metres from the mined ore body, two drill holes 260m apart have intersected an ore body with a gold content of 6.6g/t for a thickness of 4.0m. The ore body has not been studied down dip. Mineralisation has also been identified in another part of the Pokrovskoye IV area with a content of 0.7g/t for a thickness of 6.0m and a length of over 700m but the prospects of this mineralisation are considered to be sub-economic.

In the Pokrovskoye II area, four holes were drilled on a 100 x 100m grid drilled around one previously drilled hole that had showed a gold grade of 3.7g/t for 36.6m. The new drill holes penetrated brecciated rocks (explosive breccia, olistostrome sediments) of the Upper Cretaceous. These sediments are saturated (up to 50 per cent.) with unsorted, non-rounded fragments (up to 30cm) of Pokrovskiy-type quartz ore. All four drill holes intersected mineralisation (2.6g/t for 26.9m) but this was not tested in all directions. It appears that this ore body surrounds an Early Cretaceous granite ridge on three sides in the form of a horse shoe with a width of 500m, and length of 3,000 m. In general terms the Pokrovskiy-type quartz ores have a gold content of 0.5 to 2.0g/t with high-grade zones of more than 15.0 g/t for a thickness of approximately 7.0m. The Directors believe that this area contains an in-pit potential gold target of more than 2.9 million ounces.

In the Bazovoye area, gold mineralisation with cinnabar (Khernlokskiy-type) has been established amongst propylitized andesites and tuffs in the hanging walls of gently sloping faults. The gold content in samples varies from 0.5g/t to 10.0g/t within a visible thickness of 24.0 to 61.0m. Maximum gold concentrations do not exceed 3.0g/t for a thickness of 11.2m. The mineralisation has not yet been tested in all directions. The Chief Geologist believes that, from a geological features point of view, this is possibly the flank of a large ore target.

It should be clearly noted that the results of this exploration work are not yet reportable in terms of measured or indicated resources and that additional work in the Bazovoye and Pokrovskoye areas was undertaken in November – December 2001. It is hoped that more defined estimations will be available in 2002.

NBLGold, Micon's Russian affiliate, has confirmed they are satisfied with the methodology employed in undertaking the work at Pokrovskoye IV, Pokrovskoye II and Bazovoye referred to above and on Pioneer referred to below. They are satisfied with the competence and experience of the Pokrovsky Mine geology department and consider them adequately qualified to produce geology reports to both Russian and international standards.

Pioneer

The licence for the Pioneer deposit was applied for on 25 October 2000 and granted by the Natural Resources Committee of Amur Region on 15 January 2001. The Licence (number BLG 01181 BE) runs until 31 December 2013 and may thereafter be extended with the consent of the licensing authority.

Because production has not yet commenced at Pioneer, no independent engineering report has been commissioned on this deposit. The Group's geology department has produced reports on the work undertaken between May and September 2001 on the Pioneer deposit, on which NBLGold has commented as set out above.

Pioneer Resources

When preparing the Amur Province subsurface study programme, the Amur Geological Committee evaluated the Pioneer deposit at 45 tonnes (1.5 million ounces) of gold. The Company's successful tender for the Pioneer licence was based on this evaluation.

Studies on the deposit performed before the Group won the tender involved the drilling of 64 vertical and inclined holes to depths of between 130 and 310 metres (14,500 metres) together with 29 trenches (42,600 M^3).

During 2001 the Group undertook exploration work on the deposit with a view to confirming the results of the Amur Geological Committee evaluation study. This work was conducted under the supervision of the Group's Chief Geologist, Nicolai Vlasov.

Between May and September 2001 a drilling programme of 11 inclined holes (1,100 metres) and a trench sampling programme of 10 trenches (16,300 M^3) were completed. Of these only one trench and the hole located in it failed to find ore. In all other workings two or more intersections were encountered. Moreover, ore bodies (with a grade of 0.6g/t) were also established where preceding work had found commercially viable mineralisation to be absent.

Improved drilling techniques enabled the Group to achieve almost twice the core recovery of the previous work. Gravimetric monitoring of core recovery on the 1987-91 work was between 31 and 56 per cent. whereas the 2001 work recovered between 77 and 92 per cent. In 2001 fire assay analysis was performed on all the recovered samples.

The result of this work was that the thickness of identified intersections was increased by between two and four times and the gold content per tonne by between 40 to 120 per cent.

As well as reassessing previous work the Group also performed exploration drilling on other areas and this identified a number of other promising intersections of ore. In the opinion of the Chief Geologist the most promising of these intrudes along shear fractures, bearing up against the main ore zone at an angle of 60°. Individual high grade results of 30 and 60 g/t were identified and three separate drill holes recorded:

- 8.6 metres at 10.2 g/t;
- 9.0 metres at 6.7 g/t; and
- 3.5 metres at 17.8 g/t.

The existence of this ore was indicated by earlier exploration where 3.4 metres at 10.2 g/t was found approximately 300 metres below surface and 27.6 metres at 19.6 g/t at 150 metres below surface.

In addition, a previously unidentified southern section of the deposit produced a drill result of 54.7 metres at 1.2 g/t with a high-grade zone of 2.6 metres at 7.5 g/t.

Drilling to 200 metre depth at a point where two ore zones (Bachmyt and Promexhutochnaya) meet encountered an undiscovered orebody with a minimum extent of 130 metres. At depth it is a single ore body with 53.5 metres at 2.2 g/t, with a rich zone of 3.5 metres at 17.8 g/t in its upper part. Nearer to the surface it divides into two: 38.1 metres at 2.5 g/t (including 9.0 metres at 6.7 g/t) and 29.9 metres at 1.4 g/t.

In the Group's Geologist's view, this work indicates that the previous study underestimates the potential of the identified ore bodies by at least 50 per cent.

Future plans

Analysis of the work done during the winter of 2001/02 is being completed and it is hoped that a more comprehensive statement of the potential of the Pioneer resources should be available during the summer of 2002.

Additional exploration drilling will continue and two Swedish-built drilling rigs have been acquired to undertake this work.

The Directors anticipate that this drilling will prove that the ore from Pioneer will be of a sufficiently high grade to enable it to be economically trucked to the new plant at Pokrovskoye and, if this proves to be the case, the Directors intend to expand the capacity of the mill from 1 million to 1.5 million tonnes of ore per year in 2004. Low grade ores would most probably be heap-leached on site in due course.

Other – Olekma

JSCP's 51 per cent. subsidiary, Olekma, has won the tender for a licence to explore a titanium deposit located some 600km north of Pokrovskoye and will be evaluating in more detail the potential of this venture over the next year.

The deposit, on which some geological exploration has already taken place, is served by rail. This would allow for ore concentration on site and transportation of the concentrate to Pokrovskoye, where processing of the concentrate would then take place. The proximity of the Trans-Siberian Railway to Pokrovskoye would facilitate shipment of TiO_2 and the by-products to markets in Russia and elsewhere.

The Group's initial internal studies indicate that this may be a promising venture.

Group Structure and acquisition of a further interest in JSCP

As described above the Company, directly or through PHML, owns 55.11 per cent. of JSCP. The remaining 44.89 per cent. is held by Local Authority interests (1.5 per cent.) and private investors (43.39 per cent.), including Pavel Maslovsky.

The Company has offered to acquire all the shares in JSCP which it does not own in consideration for the issue of new Ordinary Shares on the basis of approximately 0.0005 Ordinary Shares for every 1 JSCP share, an exchange ratio which reflected that the sole asset of PHML is its holding of 53.11 per cent. of JSCP. Pursuant to this offer, the Company has entered into (i) an agreement for the acquisition of 2 per cent. of the JSCP Shares from Cullen, which was recently completed in consideration for the issue of 8,971 A Shares to Cullen and (ii) the Acquisition Agreement which, conditional (*inter alia)* upon Admission and the obtaining of certain regulatory consents, provide for the Acquisition, in consideration for the issue of the 9,246,318 Consideration Shares, of an additional 17,839,999,999 JSCP Shares (ex dividend) which would take the combined holding of the Company and PHML up to 75 per cent. of JSCP's issued share capital. There is no certainty that these consents will be obtained within the time period specified in the Acquisition Agreement, being 1 November 2002 or such later date as the Company may agree. If such consents are not obtained within this period the Acquisition Agreement will terminate and the combined holding of the Company and PHML will remain at 55.11 per cent. of JSCP.

If the Acquisition Agreement becomes unconditional, so that the Company's stake in JSCP increases from 55.11 per cent. to 75 per cent., the Group Structure (including where the deposits are held) will be as shown in the following chart. The Acquisition Agreement is summarised in paragraph 9.1(c) of Part V.



Local Authority Interests
PETER HAMBRO MINING PLC
&
PHML
Private Investors
1.5%
75*%
23.5%
*Currently 55.11 per cent.
Joint Stock Company
Pokrovskiy Mine
100%
51%
Pokrovskoye
Other deposits
Pioneer
Olekma

The Reorganisation

Upon Admission each A Share will be sub-divided into 100 Ordinary Shares and each B Share converted into one Ordinary Share.

DIRECTORS AND MANAGEMENT

Directors

The Directors are as follows:

Peter Hambro (British, age 57)

Peter Hambro was trained as a banker and was a joint managing director of Smith St Aubyn & Co Ltd. In 1993 he joined Mocatta and Goldsmid and, as Deputy Managing Director, was responsible for that group's worldwide marketing of its gold, silver and platinum dealing, banking and derivative services. In 1990 he founded Peter Hambro PLC as a mining finance house in London and has been Executive Chairman since 1999.

Peter Hambro is Executive Chairman of the Group. He has particular responsibility for shareholder relations, international funding activities and new business development. He is based in the United Kingdom.

Pavel Maslovsky (Russian, age 45)

Dr. Maslovsky graduated from, and became a professor at, the Moscow Aviation Institute. His subject was engineering applications of the theory of plasticity. In 1993 he transferred from the academic to the business world and he became chairman of JSCP in 1994.

He is currently Executive Chairman of JSCP. As such, he has particular responsibilities as the liaison between the Company and the Russian authorities, for Russian financing arrangements and new business development in Russia. He is based in Moscow.

Philip Leatham FCA (British, age 55)

Philip Leatham MA FCA obtained a Vickers Scholarship to Magdalene College, Cambridge, where he studied Mechanical Engineering and subsequently qualified as a Chartered Accountant having been articled to the City firm of Spicer and Pegler. After various accountancy jobs in industry, he set up his own general accountancy practice in 1985 specialising in small businesses.

He is Finance Director of Peter Hambro Mining PLC. He is also Company Secretary.

Sir Rudolph Agnew (British, age 68)

Sir Rudolph was Group Chief Executive and Chairman of Consolidated Gold Fields, the second largest gold producer in the western world in the 1980s. In addition to a number of other directorships he has been a director of Anglo American, Gold Fields of South Africa and Newmont Mining, all major gold producers. He is resident in the United Kingdom.

G. Jay Hambro (British, age 27)

Jay Hambro holds a BA (Hons.) Degree in Business Management from Newcastle University. He trained as an investment banker with N.M. Rothschild & Sons in London before moving to Denver to help to re-establish Rothschild's Americas' Resource Banking office. He is presently a manager at HSBC Investment Bank's Metals and Mining Corporate Finance & Advising Department.

Alexei Maslovsky (Russian, age 23)

Alexei Maslovsky holds a Bachelor of Arts Degree in Economics from the University of Minnesota and is a Certified Retail Gemologist and Diamond Grader. Alexei Maslovsky works for Worldco Financial Services in New York.

Management

In addition to the Directors, the following comprise the senior management of the Group:

Sergei Ermolenko (48)

Sergei Ermolenko progressed from underground miner to General Manager of a gold mine in the Russian Far East over a 20 year period. He is resident in Blagoveshchensk and has been a member of the Pokrovskoye team since its establishment.

He is General Manager of JSCP and as such is responsible for the smooth running of the operation in the Amur Region. He handles all matters of procurement and local issues.

Valery Alexeiev (55)

Valery Alexeiev qualified as an engineer at Tomsk Polytechnical Institute and has worked in process engineering in the gold and heavy metals industry. He managed one of the teams that designed and constructed the Muruntau plant in Uzbekistan, where Newmont has operations, and several uranium mining operations and treatment plants in Russia. He has been involved since inception with Pokrovskoye. He lives on site.

He is the Chief Engineer and has been responsible for bringing the Mine into production, its continuing operation and its economic success. He is also responsible for the delivery, construction and commissioning of the new mill.

Nicolai Vlasov (56)

Nicolai Vlasov graduated from Moscow University and was for many years in charge of the State Mission that evaluated the gold resources in the Russian Far East. His specialist area was the Pokrovskoye area and he joined the Pokrovskoye team at the outset. He lives in Blagoveshchensk.

He is the Chief Geologist and as such is responsible both for exploration and grade control work at Pokrovskoye and Pioneer. He also handles all geological evaluation of other investment opportunities as they arise.

Lubov Tretiakova (52)

Lubov Tretiakova qualified as an accountant and has always worked for the gold mining industry in the Russian Far East. She lives in Blagoveshchensk.

She is Financial Director of JSCP and is responsible for Russian and UK GAAP accounting for that company.

Employees

In addition to the above, the Group approximately has a further 800 current employees, on a two week rotation basis with 12 hour shifts. This number includes some who are temporarily employed for the construction work.

Corporate Governance

The Directors are aware of the Combined Code applicable to listed companies which consolidates the work of the Cadbury, Greenbury and Hampel Committees on corporate governance. As a company which will be quoted on AIM, the Company is not required to comply with the Combined Code but all the directors intend to comply with its main provisions as far as is practicable having regard to the size of the Group.

The Company will hold timely board meetings periodically as issues arise which require board attention. The Directors will be responsible for formulating, reviewing and approving the Group's strategy, budgets, major items of capital expenditure and senior personnel appointments.

An Audit Committee has been established and currently comprises Sir Rudolph Agnew, Jay Hambro and Philip Leatham. It will meet at least twice a year and be responsible for ensuring that the financial performance of the Group is properly reported on and monitored and for meeting the auditors and reviewing the reports from the auditors relating to the accounts and internal control systems.

A Remuneration Committee has been established and currently comprises Sir Rudolph Agnew, Jay Hambro and Pavel Maslovsky. It will review the performance of the Executive Directors and set the scale and structure of their remuneration on the basis of their service agreements with due regard to the interests of the Shareholders and the performance of the Group. The Remuneration Committee will also make recommendations to the Board concerning employee incentives, including the allocation of share issues to employees. Directors of the Group are not permitted to participate in discussions or decisions of the committee concerning their own remuneration.

DIVIDENDS

The Directors will consider the payment of dividends out of distributable profits of the Company when they consider that it is appropriate to do so. As the business of the Group develops and subject to the availability of distributable reserves, the Directors intend to pursue a dividend policy which reflects the Group's growth in earnings and cash flow while maintaining an appropriate level of dividend cover and having regard to further development of the Group's activities.

CREST

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. It is expected that the Ordinary Shares will be transferable by means of the CREST system following Admission.

THE PLACING

The Placing relates to a total of 8,341,600 Ordinary Shares, of which 6,341,600 Ordinary Shares, to result from the conversion of existing A Shares pursuant to the Reorganisation, are being sold by the Selling Shareholders and 2,000,000 comprise New Ordinary Shares to be issued upon Admission. The issue of the New Ordinary Shares will raise approximately £1,750,000 (net of expenses) which will provide additional working capital for the Group. The Placing Shares are being placed at the Placing Price by Canaccord with institutional and other investors. The Placing, which is conditional (*inter alia*) on Admission and the Placing Agreements not being terminated, has not been underwritten by Canaccord.

Commission is payable to Canaccord by the Selling Shareholders whose Sale Shares are placed and by the Company in respect of the New Ordinary Shares.

Apart from Precious Metal Investments Limited, a company in which Dr. Maslovsky is interested, which is selling 1,200,000 Ordinary Shares, none of the Directors or their connected interests are selling any of their Ordinary Shares pursuant to the Placing. Upon Admission the interests of the Directors and their connected persons will, in aggregate, amount to approximately 60 per cent. of the Company's enlarged issued share capital.

LOCK-IN AGREEMENTS

The Directors, and their connected persons, have undertaken not to dispose of any of their Ordinary Shares for a period of twelve months from Admission without the prior written consent of Canaccord, except in certain limited circumstances.

G R Durham has undertaken not to dispose of any of his Ordinary Shares held on Admission for the period to 30 September 2002.

INCENTIVISATION PLANS

The Directors believe that the ability and expertise of the Group's personnel provides the Group with a competitive edge. The Directors also believe that the demand for skilled professionals will continue to increase. The ability of the Group to recruit and retain high quality staff is therefore of paramount importance.

RESERVES BONUS SCHEME

In consideration for their work in establishing the Group and in particular the acquisition of the Pioneer deposit, JSCP will establish the Reserves Bonus Scheme in which the initial participants, who will be

awarded freely-transferable "Scheme Units", are Peter Hambro, Pavel Maslovsky and other senior executives of JSCP.

Under this scheme, the holders of the Scheme Units will at the end of each year from 2002 to 2012 be entitled to receive a bonus equal (in aggregate) to $5 for each ounce of gold added to the C1 and C2 reserves attributable to the Pioneer deposit (as identified in an independent engineers' report as at such year end) during the year then ended. In the event that JSCP disposes of 25 per cent. or more of its interest in Pioneer, and in certain other circumstances, there will be a termination payment in respect of the Scheme Units, which will thereafter terminate, equal (in aggregate) to $1 for each ounce of gold in the resources attributable to the Pioneer deposit (as shown in the Group Chief Geologist's report or as subsequently updated by JSCP's last published quarterly resource figure) less the number of ounces in respect of which an annual payment has been paid. For example, were the termination payment to be based on the estimate of approximately 90 tonnes of gold referred to in the Group Geologist's Report and no annual payments had been made, the aggregate termination payment would be approximately $2.9 million. The Scheme Units are freely transferable and, if due, the bonus payments will be paid whether or not the holders continue to be employed by the Group.

While JSCP remains a subsidiary of the Company, at the option of the Company (with any Directors who are interested in Scheme Units abstaining), as the parent company of JSCP, any bonus payment can be made in cash or, to the extent permissable, in JSCP Shares, with the Company having a right to acquire such JSCP Shares in consideration of the issue of new Ordinary Shares, with the number being calculated utilising the cash bonus amount and the then prevailing market price of the Ordinary Shares. Alternatively, if it is in a position to do so, the Company may enable the bonus amount to be applied in direct subscription for new Ordinary Shares at the then prevailing market price.

Further details of the scheme are set out in paragraph 7 of Part V.

PHML Share Arrangement

The Group is shortly to implement a share incentive scheme, operated by PHML ("the PHML Share Arrangement") which will provide for the subscription by participating employees for C Shares in the capital of PHML. These C Shares are non-voting, non dividend-bearing shares which have rights which are more restricted than those attached to the ordinary shares of PHML on a distribution of capital.

The terms of the subscription, as set out in the PHML Articles, require that the C Share nominal value (£0.01 per share) must be paid up in full upon issue. PHML is then permitted to make a further cash call for the balance of the Subscription Price (as defined below) in the event only that a compulsory sale of the C Shares is triggered, as provided for in accordance with the PHML Articles. A call cannot be made in any other circumstances and the C Shareholders have no rights (other than a return of nominal value) to any final distribution of surplus capital in the event of the winding-up of PHML.

The PHML Articles set out the circumstances where participants must offer PHML C Shares for sale to the Company. The Board is obliged to compulsorily acquire all C Shares from each holder of C Shares on the earlier of 1 June 2005 and a sale of PHML, provided that at that time the C Shares held by the relevant shareholder are fully paid up as to both nominal value and any call made in respect of a Subscription Price balancing payment. The purchase price payable for each C Share is stipulated in the PHML Articles and is to be calculated on the basis that for each C Share sold the consideration shall be one new Ordinary Share in the Company and on the terms that all of the C Shares held by the relevant shareholder will be so acquired and that the C Shares are at that time fully paid up as to nominal value and the balance of the Subscription Price. These terms will be adjusted to take into account the effect of any bonus issue, rights issue, consolidation or subdivision.

Prior to Admission, up to 2,760,000 C Shares will be issued at a subscription price of £1.02, being the average of the price paid by an institutional investor for 9,500 £1 Shares (being the equivalent of 950,000 Ordinary Shares in the Company) and the Placing Price. If any further C Shares are issued, the Subscription Price will not be lower than the prevailing market price of the Ordinary Shares in the Company.

It is intended that there will not at any time be in issue C Shares which would, upon sale to the Company under these arrangements, result in the issue of new Ordinary Shares amounting in aggregate to more than 10 per cent. of the then issued ordinary share capital of the Company.

Upon a holder of C Shares ceasing to be employed by any member of the Group, other than by reason of retirement, ill health, disability or death, the C Shares held by that person will convert into deferred shares in PHML ("Deferred Shares"). Those Deferred Shares will have an aggregate value (the "Deferred Share Value") equal to the aggregate amounts paid-up for the C Shares being converted.

The conversion of any C Shares into Deferred Shares confers an irrevocable authority on PHML to purchase the Deferred Shares, for a price equal to the amount paid up on the C Shares immediately prior to conversion, without obtaining sanction of the relevant holder of the Deferred Shares.

Further details of the scheme and the initial issue of Plan Shares are set out in paragraph 8 of Part V.

THE CITY CODE ON TAKEOVERS AND MERGERS

Rule 9 of the City Code on Takeovers and Mergers stipulates, *inter alia*, that a person or group of persons acting in concert owning shares carrying (i) 30 per cent. or more but not more than 50 per cent. or (ii) less than 30 per cent. of the voting rights of a public company will incur a mandatory bid obligation and will be required to make a general offer to shareholders to acquire the balance of the equity share capital of that company if in the case of (i) above, they acquire any further shares carrying voting rights or, in the case of(ii) above, they acquire further shares resulting in their holding voting rights being 30 per cent. or more.

Where a person or group of persons acting in concert holds more than 50 per cent. of the voting rights in a company no obligation would normally arise to make a general offer under Rule 9 if the concert party increases its aggregate shareholding. However, even if the concert party holds over 50 per cent. of the voting rights, the Panel on Takeovers and Mergers ("the Panel") may, *inter alia*, regard (i) any acquisition by a member that increases his holding to 30 per cent. or more or (ii) any increase by a member of that concert party of his personal holding within the 30 to 50 per cent. band as giving rise to an obligation on that individual to make an offer.

The Panel regards Peter Hambro and his connected interests (the "Hambro Associates") and Pavel Maslovsky and his connected interests (the "Maslovsky Associates") as a concert party. Upon Admission, the Hambro Associates and the Maslovsky Associates will hold, respectively, 29.14 per cent. and 30.63 per cent. of the issued Ordinary Shares. However, following the issue of Consideration Shares to a Maslovsky Associate upon completion of the Acquisition Agreement and assuming that all Plan Shares issued to Pavel Maslovsky and to Peter Hambro are acquired by the Company in exchange for the issue of new Ordinary Shares, and that no other shares have been issued, the Maslovsky Associates' shareholding would increase to a maximum of 48.18 per cent. of the issued Ordinary Shares and the Hambro Associates' holding referred to above would thereby be reduced to 21.19 per cent. The Panel has confirmed that no mandatory bid obligation under Rule 9 of the City Code would be triggered by virtue of the respective holdings of the Hambro Associates and the Maslovsky Associates and any allotment and issue of further Ordinary Shares to members of the Maslovsky Associates and/or Hambro Associates pursuant to the Acquisition Agreement or the acquisition of Plan Shares, in each case as described above.

Prospective investors should be aware that, even if no further Ordinary Shares are issued to the Maslovsky Associates pursuant to the Acquisition Agreement and/or the acquisition of Plan Shares, the Hambro Associates and the Maslovsky Associates collectively hold more than 50 per cent. of the Company's issued share capital and would, normally, be entitled to increase their aggregate holding without triggering any obligation under Rule 9 of the City Code. However, Rule 9 of the City Code would also apply to the Hambro Associates and the Maslovsky Associates separately, such that the Panel may regard, *inter alia*, (i) any acquisition by either of them increasing their individual holding to 30 per cent. or more or (ii) if such holding is already between 30 per cent. and 50 per cent., any increase by either of them that increases his individual holding within the 30 per cent.- 50 per cent. band, as giving rise to an obligation on that person or group to make an offer under Rule 9 of the City Code excluding any acquisition pursuant to the Acquisition Agreement or the acquisition of Plan Shares, each as described above.

PART II

RISK FACTORS

The exploration for natural resources is a speculative activity that involves a high degree of risk. The Directors believe that, in particular, prospective investors should carefully consider the following risks and uncertainties before making an investment decision regarding the Company. If any of these risks and uncertainties, together with possible additional risks and uncertainties of which the Directors are currently unaware or which they consider not to be material in relation to the Company's business, actually occur, the Company's business, financial position or operating results could be materially and adversely affected. It should be noted that this list is not exhaustive and that certain other risk factors may apply.

Liquidity

The shares are not listed on the Official List and although the Ordinary Shares are to be traded on AIM, this should not be taken as implying that there will be a liquid market in the shares. An investment in the Ordinary Shares may, therefore, in certain circumstances be difficult to realise.

Investment Risk

Prospective investors should be aware that the value of an investment in the Company may go down as well as up. In addition there can be no certainty that the market price of an investment in the Company will fully reflect its underlying value. The price at which investors may dispose of their shares in the Company may be influenced by a number of factors, some of which may be related to the Company and some not. Investors may realise less than the original amount invested.

Payment Obligations

Under the exploration licences and certain other contractual agreements to which companies in the Group are or may in the future become parties, such companies are or may become subject to payment and other obligations. If such obligations are not complied with when due, in addition to any other remedies which may be available to other parties, this could result in dilution or forfeiture of interests held by such companies. The Company may not have, or be able to obtain, financing for all such obligations as they arise.

Currency Risk

The Company reports its financial results in US dollars and the market for gold is principally denominated in US dollars. JSCP operates in Russia and as a result incurs operating costs in roubles but can receive US dollars or roubles from the sale of production. As a result any significant and sustained appreciation of the rouble against the US dollar could serve materially to reduce the Group's revenues and profitability. The Company does not engage in hedging to minimise exchange rate risk and has no intention to implement such arrangements.

The Group's debt is denominated in Roubles.

Environmental Regulations

The Company's operations are subject to the extensive environmental risks inherent in the gold mining industry.

Although the Company believes that it is in compliance in all material respects with applicable environmental laws and regulations, there are certain risks inherent in its activities, such as accidental spills, leakages or other unforeseen circumstances, that could subject the Company to extensive liability. The Company is unable to predict the effect of additional environmental laws and regulations which may be adopted in the future including whether any such laws or regulations would materially increase the Company's cost of doing business or affect its operations in any area.

Gold Price

The Group's earnings are derived from the mining and sale of gold and are therefore related to the market price of gold. Historically gold prices have fluctuated significantly and are affected by numerous factors which the Company is neither able to control nor predict. The performance of a gold mining company's share price may, but will not necessarily, exhibit a correlation with the price of gold.

Although the Group's cash cost is relatively low by world standards, the Group's ability to maintain earnings, pay dividends and undertake capital expenditure may be affected in the event of a sustained material fall in the price of gold.

Geology and reserves

To maintain gold production into the future beyond the life of the current reserves or to increase production materially above projected levels, the Group will be required to delineate further reserves. Any gold exploration programme entails risks relating to the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities at any site chosen for mining. No assurance can be given that any exploration programme will result in any new commercial mining operation or in the discovery of new resources.

Although the Group has carefully prepared the ore reserve figures presented in this document, no guarantee can be given that the projected level of gold recovery will be realised. The methodology used by the Company to estimate and classify the Pokrovskoye reserves has been included in the report in Part III of this document.

A decline in the market price of gold may render ore reserves containing relatively lower grades of gold mineralisation uneconomic.

Treatment Plant

Historically, the Group has used heap leaching and a Merrill Crowe Plant to extract gold from mined ore. This technology is well known and widely used throughout the world. Heap leaching will continue at the mine to treat lower grade ores. The new plant utilises resin-in-pulp technology which is commonly in use in Russia but the plant remains to be fully tested and commissioned. The level of profitability of the Group is largely dependent on the continued operation of the heap-leach and the satisfactory commissioning and operation of the new treatment plant.

Interest in JSCP

There is no certainty that the outstanding conditions under the Acquisition Agreement will be satisfied within the periods set out in the agreement. Although the Company has a controlling interest in JSCP, it will have to take into account the minority interests in JSCP whether or not these arrangements become unconditional.

Management of Growth

If the Company grows as expected, it must successfully increase and implement additional resources to support its operations. If growth cannot be managed effectively, the Company's business, financial conditions and results from operations could be adversely affected.

Dependence on key personnel

The Group's business is dependent on retaining the services of a small number of key personnel of the appropriate calibre as the business develops. The success of the Group is, and will continue to be to a significant extent, dependent on the expertise and experience of the Directors and senior management and the loss of one or more could have a materially adverse effect on the Group.

Share ownership

Following Admission a significant proportion of the issued Ordinary Shares will be held by a small number of Shareholders, many of whom are connected to management. The section headed "The City

Code On Takeovers and Mergers" in Part 1 describes the modified application to the Company of the rules requiring a mandatory offer to be made under the Code.

Many of the Ordinary Shares are subject to lock-ins. The lock-ins will cease to apply in certain circumstances and any disposals following expiry of the lock-in period could have an adverse effect on share prices. While they are in force the lock-ins restrict the number of Ordinary Shares available for trading.

Economic, political, judicial, administrative, taxation or other regulatory factors

The Group may be adversely affected by changes in economic, political, judicial, administrative, taxation or other regulatory factors, in the areas in which the Group will operate and holds its major assets, as well as other unforeseen matters.

Since the 1998 debt crisis, the Russian investment risk profile has gradually improved. However, although steps have been taken to strengthen the legal and tax regimes including those applicable to foreign companies and to facilitate currency movements, there remain areas of uncertainty in the legislation and its interpretation and in relation to the enforcement of judgements.

The Micon Report notes the fact that the project is located in Far East Russia provides some risk in addition to the normal country risk but that the location of the project close to major infrastructure and transport facilities should mitigate this risk considerably.

Uninsured Risks

The Group, as a participant in exploration and mining programmes, may become subject to liability for hazards that cannot be insured against or against which it may elect not to be so insured because of high premium costs. The Group may incur a liability to third parties in excess of any insurance cover arising from pollution or other damage or injury.

Short operating history

The Group's business and operations are at a relatively early stage of development and its success will depend largely upon the outcome of exploration programmes that the Group is undertaking and proposes to undertake.

PART III

TECHNICAL REVIEW OF THE POKROVSKOYE GOLD PROJECT

MICON INTERNATIONAL CO LIMITED
Suite 10, Keswick Hall
Keswick, Norwich
Norfolk, UK NR4 6JT
Telephone: (44) (1603) 501501
Fax: (44) (1603) 507007

in conjunction with
NBLGold
Moscow, Russia

The Directors

Peter Hambro Mining PLC
Canaccord Capital (Europe) Limited

23 April 2002

Dear Sirs,

Table of Contents

Attachments

1 INTRODUCTION

Peter Hambro Mining Limited (PHML) engaged Micon International Co Limited (Micon) to prepare a Qualified Person's report on the Pokrovskoye Gold Mining Project in the Amur Region of the Russian Federation. The project is owned and operated by Joint Stock Company Pokrovskiy Rudnik (JSCP). PHML requires the Qualified Person's report to be prepared for inclusion in the Prospectus for the Admission to Listing of the shares of its parent company, Peter Hambro Mining PLC, on AIM.

Micon's technical review of the project comprised a mine site visit, which took place during December 2001, and a review of an extensive volume of information made available by the Russian subsidiary of PHML. To complete the site visit Micon utilised the expertise of its Russian associate company based in Moscow, NBLGold (NBL). The site visit was made by S C Bartlett, Senior Geologist from Micon, M Leskov, NBL General Director, Valery Kolesnikov, Geologist from NBL's far eastern office and an interpreter. Valery Kolesnikov of NBL made a subsequent visit. In addition to these persons, D W Hooley, Managing Director of Micon and David Wells, metallurgist with Micon and Andrey Vitkovsky, a mining engineer with NBL, have worked on this report.

The report has been prepared under the direction and control of Micon with significant input from NBL.

Both Micon and NBL have previously evaluated Pokrovskoye. In 1997 Micon conducted an independent review of the capital cost budget on behalf of International Finance Corporation and N.M. Rothschild & Sons Limited. Micon was again commissioned to review the property in 1999 for a potential investor. NBL has carried out work on the project during the past eighteen months on behalf of JSCP and a number of project lending banks in Moscow.

The volume of information available for the Pokrovskoye project is large and includes a comprehensive feasibility study conducted by Mincorp, a subsidiary of Jacobs Engineering, in 1996, in which a milling/carbon-in-leach (CIL) treatment plant was proposed. Western consultants were used extensively for geology and mineral resource evaluation, mine design and ore reserve estimation, while Mincorp designed the plant. Specialist western consultants carried out rock mechanics studies, construction site investigations and tailings management facilities design. Subsequent metallurgical testwork was carried out in Russia and as a consequence the original CIL plant design has been modified, with CIL to be replaced by resin adsorption.

During 2001, the first full year of production, the mine excavated 0.69 Mt of ore and produced approximately 2,666 kg of gold from a heap leach treatment facility. A milling/resin-adsorption treatment plant has been constructed and will be commissioned during 2002. This plant is designed to treat 1.0 Mt/a to produce some 4,300 kg/a of gold.

2 LOCATION, ACCESS AND CLIMATE

The Pokrovskoye gold mine is located in the Amur Oblast in the far east of the Russian Federation. The mine site lies 320 km north-northwest of Blagoveschensk, the regional capital and approximately 50 km north of the border with China. The nearest town Tygda lies approximately 10 km to the southwest. The approximate coordinates of the project are 126° 15' east longitude and 53° 15' north latitude.

Access to the site from Moscow is by air to Khaborovsk and by train to Tygda. Travel time by train from Khaborovsk is approximately 18 hours covering approximately 1,200 km. Approximately 20 minutes are required to drive by all-weather road from the rail siding at Tygda to the mine.

The physiography of the region is described as Taiga, comprised of flat to gently rolling landscape with sparse stunted deciduous trees on higher areas and grass meadows in lower areas. The continental climate includes cold dry winters with average mid-winter temperatures below -20° C and temperate wet summers. Permafrost is present locally and is generally absent from the well drained upland areas where infrastructure is planned.

3 MINERAL TITLE

The Pokrovskoye mining lease covers 413 ha centred on the Pokrovskoye deposit and is owned by PHML's Russian subsidiary JSCP. The mining lease was acquired for $1 million and at the time of purchase, was subject to a 2 per cent. gross royalty paid to the state, plus an exploration tax of 7.8 per cent. on gross gold production. Some of the exploration tax paid has been recovered through a government scheme that repays exploration expenses. Negotiations following changes to the law

regarding exploration funding have resulted in elimination of the exploration tax but the production royalty has increased to 5 – 6 per cent. of gross gold production. These changes will come into effect in 2002. Under the terms of the lease JSCP is obliged to produce 1.5 t/a of gold until 2004 and not less than 3 t of gold thereafter.

In addition to the mining lease JSCP holds exploration rights covering 100 km^2 surrounding the mining lease. This licence confers the ownership of any gold deposits discovered within the licence area to JSCP. JSCP also holds a mining lease to exploit placer gold in the alluvial deposits overlying and adjacent to the Pokrovskoye deposits. An alluvial gold resource of 650 kg has been outlined but its proximity to the Pokrovskoye pit renders it unlikely to be exploited in the near future.

JSCP holds another significant exploration lease that covers 35 km^2 centred on the Pioneer gold deposit. The Pioneer deposit is located 40 km northeast of the Pokrovskoye deposit and advanced exploration work has indicated the potential for a resource of 100 t of gold.

The principal Pokrovskoye mineral titles are presented in Table 3.1.

Table 3.1: Pokrovskoye Mining Leases and Exploration Licences

Number	*Permit*	*Expiry Date*
BLG10590BE	Mining Lease for Pokrovskoye – 413 ha	31 June 2014
BLG00405BR	Prospecting Exploration Licence – 100 km^2 surrounding Lease	1 September 2020
BLG01181BR	Prospecting Exploration Licence for Pioneer – 35 km^2	31 December 2013
BLG00900BR	Mining Lease for Alluvial gold above Pokrovskoye deposit	1 September 2015

4 GEOLOGY AND MINERAL RESOURCES

4.1 Geology

The geology of the region has been studied in considerable detail by the Russian geological survey and has been reviewed by a number of western geological consultants. The geology of the Pokrovskoye mineral deposits is well understood and the company retains a very experienced geologist at the mine site. The geology described herein is derived from the feasibility study.

The Pokrovskoye gold deposit is located at edge of the Sergeyevskiy granodiorite massif, which is situated in the western part of the Umlanko-Ogadjinsky intra-continental belt of Late Mesozoic age. The regional stratigraphy comprises flat to gently dipping Jurassic sandstones, siltstones and argillites in turn overlain by Late to Mid-Cretaceous dacite to andesitic tuff, lavas and breccias. An extensive granitic complex that included coarse grained to porphyritic units subsequently intruded this sequence. Late-stage intrusive activity is manifest as dacite sills and dykes. Upper Cretaceous stratigraphy includes sandstone and conglomerates, which are subsequently overlain by Cenozoic sands and recent alluvial deposits, including gold placer deposits.

Two principal fault directions are present in the deposit area, northwest 280° to 320° and northeast 035° to 070°. The early northwest-trending system defines the structural fabric of the district. Shallow-dipping thrust faults are also present on the property and a dominant one occurs at the base of the mineralized granite.

The Pokrovskoye deposits occur within a granitic-structural complex measuring 1,400 m by 800 m. Mineralisation extends to a depth of 240 m. Two distinct deposits are present, Pokrovka 1 (P-1), located at the center of the deposit and Pokrovka 3 (P-3), located 400 m to the northeast. The P-1 deposit is comprised of four separate mineralized zones including Glavnoe, Zeyskoe, Novoe and Ozernoe. The Molodezhnoe mineralisation forms the P-3 deposit.

The principal host rocks are granite at the P-1 deposit and dacite tuff at the P-3 deposit. Equigranular medium-grained granites are structurally juxtaposed with sediments in the northeastern portion of the P-1 deposit. Both units are cut by steep to shallow dipping quartz porphyry and diorite porphyry dykes. Cretaceous lavas, breccias and tuffs are present over the southern portion of the P-1 deposit and host the P-3 deposit. A sill-like body of porphyritic dacite underlies the P-1 deposit and part of the P-3 deposit. The contact with the overlying granite or tuff is strongly brecciated and appears to represent a thrust fault.

All lithologies that comprise the deposit demonstrate intensive multiple-phase alteration including argillisation, silification, sulphidation, and sericitisation with increasing propylitisation at depth. Argillic alteration is most widespread and its extent is coincident with the porphyritic dacite sill. Kaolinite, montmorillonite, chlorite, sericite, carbonate and pyrite comprise the argillic phase, which is overprinted by a later quartz-sericite-pyrite phase.

Gold mineralisation occurs in quartz veins and veinlets and areas of intense silicification up to 70 m thick. Several distinct phases of quartz mineralisation are recognized and the highest grades are associated with chalcedonic quartz and amethyst. High grade zones demonstrate intense silicification, brecciation and quartz in banded or colloform textures. Gold occurs as fine particles, both encapsulated in silica and in contact with sulphide minerals, predominately pyrite with minor marcasite, arsenopyrite, galena and sphalerite.

The mineralisation demonstrates reasonable continuity when outlined at a cut-off grade of 0.5 g/t Au and remains more or less continuous at a cut-off grade of 1.0 g/t Au. At a cut-off above 1.0 g/t Au the mineral resources become discontinuous and irregular in form.

Both the P-1 and P-3 deposits demonstrate deep weathering and 60 per cent. of the mineralisation is classified as oxidized. The 40 per cent. portion of unweathered mineral resources occurs near the base of the Glavnoe mineralisation.

4.2 Definition of Mineral Resources

Since the discovery of the Zeyskoe mineralised zone in 1975 the Pokrovskoye deposits have been extensively trenched and drilled. The deposits were initially drilled at 40 m centres with most areas filled-in on 20 m centres. A few complex areas have been drilled on a 10 m grid. All core holes were drilled vertically using 76 mm equipment, which produced 59 mm diameter drill core. To verify drill hole results shafts were sunk on 30 drill holes to a depth of 65 m. Exploration work from 1977 to 1985 was extensive and included:

- 1,250 vertical holes from 400-700m, totalling 135,253.1 m
- 30 shafts (40-65m) totalling 1,192 m with 62 drifts totalling 2,455.8 linear metres
- 22 trenches totalling 211,700 m^3 were excavated at the Zeyskoe zone.

The drilling programme included 411 mineral resource definition drill holes, three structural holes (207 m), ten 150 m holes to examine gold liberation with depth, ten twin holes (856.9 m) to duplicate sample results, and 40 hydro-geological and geotechnical holes, including seven large diameter 290 mm holes. Core recovery for ore grade intercepts is reported to be 70 per cent. to 87 per cent. and 57 per cent. to 69 per cent. for other intervals.

A total of 50,985 core and channel samples were analysed, including 6,352 samples for use in mineral resource calculations. Except for nine of the confirmation drill holes full drill cores were selected for analysis and no core intervals were stored for reference. Drill holes were systematically logged using gamma ray, resistivity and magnetic susceptibility instrumentation.

All samples were analysed for Au plus ten other elements by atomic absorption spectrometry. Samples containing in excess of 0.5 g/t Au were fire assayed for Au and Ag. The assay database contains 39,951 fire assays. In addition, 2,307 samples were re-analysed as blind duplicates as part of the internal quality control programme. A further 1,872 samples were sent for re-analysis at external laboratories.

A total of 78 bulk samples weighing between 1.2 t and 3.5 t were selected from the shafts and drifts. A further 62 bulk samples ranging from 1.0 m^3 to 6.0 m^3 were collected from the shafts and drifts and used to characterise the physical properties of the mineralisation.

Since acquiring the project the present owners have conducted further mineral resource definition work including 15,252 m of diamond drilling in 479 vertical holes. The holes ranged from 23 m to 82 m in depth from which 7,781 core samples were derived. A further 2,850 channel samples were collected from benches in the open pit and approximately 900 samples have been collected from ripper cuts for grade control purposes.

All samples were fire assayed on site for Au and Ag and samples are analysed separately for S, Sb and Hg. A rigorous quality control system is employed involving systematic screening of pulps for grinding

control and insertion of sample standards, blanks and duplicates for assay quality control. Approximately 1.5 per cent. to 2 per cent. of all samples are re-analysed at an external laboratory.

4.3 Mineral Resource Calculations

TsNIGRI, the State Committee for Mineral Resources, conducts mineral resource calculations and establishes cut-off grades in Russia. A standard polygon method was used for Pokrovskoye, which includes the following elements.

- Preparation of vertical cross sections at 40 m intervals
- Outline of mineral resources using a 0.8 g/t Au cut-off grade
- Division of each mineralised zone into blocks having similar geological character
- Projection of blocks to level plans
- Block tonnage calculated using area x thickness x bulk density (thickness is average of drill hole intercepts)
- Block grade is calculated as the length weighted average of drill intercepts

A set of basic criteria was applied in mineral resource calculations. The criteria included:

- Mineralisation was subdivided into loose (weathered) and compact (unweathered)
- Extreme high grade gold values, defined as assays that represent more than 20 per cent. of the gold in an interval, or samples with gold values greater than 50 g/t, were cut to 20 per cent. of their original value
- Minimum intercept thickness used was 5.0 m
- Minimum Au grade interval used was 7.5 g/t-m
- Maximum internal waste interval was 5.0 m
- Blocks with gold content less than 1.56 g/t were not included
- Au:Ag for Au equivalent calculations was 25:1
- Mineral resources of C1 classification defined by drilling at 40 m centres, C2 defined by more widely-spaced drilling

Bulk densities for the Pokrovskoye mineralised zones were established using 323 specific gravity determinations made at the Guinalmazoloto Research Institute in Moscow plus 62 bulk density measurements made at site. Bulk density varies widely throughout the deposits and variation depends on the quartz content and degree of weathering (weathered granite 1.85 versus silicified granite 2.52). Length weighted average bulk densities were determined for each zone. These are presented in Table 4.1.

Table 4.1: Bulk Densities Used for Pokrovskoye Mineral Resource Calculations

Zone	*Deposit*	*Average Bulk Density*
Zeyskoe	P-1	2.30
Glavnoe – Upper	P-1	2.45
Glavnoe – Lower	P-1	2.30
Ozernoe	P-1	2.29
Novoe	P-1	2.33
Molodezhnoe	P-3	2.29

Commercial grade ore was defined using a cut-off grade of 1.56 g/t Au and Sub-economic mineral resources (low grade) were defined using a cut-off grade of 0.5 g/t Au.

The State mining authority, GKZ, is responsible for the development of mining plans for TsNIGRI approved mineral resources. Open pit design for Pokrovskoye was conducted manually and is not optimised. Golder Associates, Inc recommended pit wall design parameters, based on their geotechnical analysis. Mineral resources presented in this report are those that occur within the GKZ approved pit.

TsNIGRI approved, pre-mining mineral resources at 1 July 1985 are reported in the following table.

Table 4.2: Pokrovskoye Pre-Mining In-Pit Mineral Resources (TsNIGRI 1985)

Ore Type	*Class*	*Ore ('000 t)*	*Au (g/t)*	*Ag (g/t)*	*Au (kg)*	*Ag (t)*
Loose	C_1	7,269.2	4.6	7.9	33,108	57.2
Loose	C_2	397.4	3.3	5.3	1,315	2.1
Total	All	**7,666.6**	**4.5**	**7.7**	**34,423**	**59.3**
Compact	C_1	5,464.1	4.2	6.3	22,791	34.4
Compact	C_2	51.4	3.1	3.6	151	0.2
Total	All	**5,515.5**	**4.2**	**6.3**	**22,942**	**34.6**
Grand Total	All	13,182.1	4.4	7.1	57,365	93.9
Low Grade						
Loose	C_1	4,030.2	0.9	3.1	3,553	12.4
Compact	C_2	2,620.5	0.9	2.3	2,454	6.1
Total		**6,650.7**	**0.9**	**2.8**	**6,007**	**18.5**

The 1985 pit design was modified during the 1998 VNIPI feasibility study. Geological Resources within the 1998 pit form the basis of the production schedule since mining commenced in 1999. Table 4.3 presents the high grade mineral resources in the VNIPI study pit at the commencement of mining operations.

Table 4.3: High Grade Geological Resources In-Pit VNIPI 1998 Study

Ore Type	*Class*	*Ore ('000 t)*	*Au (g/t)*	*Ag (g/t)*	*Au (kg)*	*Ag (t)*
Loose	C_1	7,092.6	4.6	8.1	32,808	57.2
Loose	C_2	313.3	3.6	6.6	1,130	2.1
Total	All	**7,405.9**	**4.6**	**8.0**	**33,938**	**59.3**
Compact	C_1	4,614.4	4.4	7.5	20,200	34.4
Compact	C_2	51.4	3.1	3.9	159	0.2
Total	All	**4,665.8**	**4.4**	**7.4**	**20,359**	**34.6**
Grand Total	All	**12,071.7**	**4.5**	**7.8**	**54,296.9**	**93.9**

Mineral resources depleted as a result of mine production for the period 1999-2001 were reported by PHML to be 1,246 Kt at a grade of 8.0 g/t Au, containing 9,912 kg of gold. Micon calculated depleted mineral resources by subtracting remaining mineral resources reported to be 10,812 kt at a grade of 4.10 g/t Au, containing 44,281 kg of gold from initial, pre-mining, in-pit mineral resources summarised in Table 4.3. Depleted resources calculated by Micon were in balance with depleted mineral resources reported by PHML.

4.4 Geology and Mineral Resources Conclusions

As a result of the review of the geology and mineral resources of the Pokrovskoye mineral deposits Micon draws the following conclusions:

- Exploration of the Pokrovskoye deposits has been extensive and the geology and mineralisation is well understood
- The data derived from the exploration programme appears to be of good quality and a robust system of quality control has ensured the integrity of the data
- The method used by TsNIGRI to outline mineral resources is reasonable and the cut-off grade used to defined the mineral resources is appropriate
- Mineral resources are reported as C_1 and C_2 according to Russian practice: both categories are considered by Micon to be indicated mineral resources
- The Geological Resources In-Pit reported appear reasonable but there is no formal link between mineable ore reserves and mineral resources
- Mining methods and grade control practices are appropriate for selective mining using assay cut-off grades.

5 MINING

5.1 Introduction

Mining at Pokrovskoye is carried out entirely by open-pit methods using an owner-operated mining fleet. Mine development follows the government approved VNIPI design, which is in accordance with standard Russian practise. In addition to ore derived from the open pit, there is some secondary reclamation of ore from previously treated heaps and from intermediate grade stockpiles. All equipment used is of Russian origin and whilst somewhat small by comparable western standards appears to be reasonably matched in size and capacity and has been purchased with care.

5.2 Mining Methods

Currently mining takes place in four separate small pits but these will gradually be merged into two separate pits. The mineralised zones that comprise the Pokrovoskoye project are almost flat and relatively shallow with the final excavation of the deepest pit being approximately 130 m below the surrounding flat topography.

The life of mine strip ratio has been calculated at 2.95:1 based around the pit designed by VNIPI and approved by GKZ. Little deviation from this pit design is likely to be permitted by law. The pit design has not been optimal but it appears that it would be difficult to obtain approval for any potential benefits that might be attained.

Mining takes place on 10 m benches though these are split into 5 m sub-benches in ore. Final pit slopes have been designed at 40° to 42° with 8 m berms left on each bench. These final pit slopes have been designed by Golder Associates and are considered to be realistic. With large working benches generated within the flat pits, intermediate wall angles can always be kept at conservative levels without prejudicing operating efficiencies.

Approximately 50 per cent. of the ore and waste within the pit limits is described as "loose" and can be removed either by free-dig or after ripping. Ripping is carried out by a tractor-dozer approximately of D9 size. In winter some free-dig material requires light ripping due to freezing conditions. At the present time very little material requires drilling and blasting but when blasting is required contractors are employed. As the pits become deeper, greater volumes of material will require blasting. The company plans to conduct blasting operations using its own personnel. At this time the mine will change to the use of ANFO, which it will prepare on site. To accommodate the increased volumes of waste to be mined it is planned to purchase a new and larger rotary drill specifically for this purpose.

As the pits become larger and working areas become greater some flexibility will be introduced into mining scheduling to compensate for the reduced levels of heap leach ore required during the winter months.

5.3 History

Pre-stripping of the P-1 deposit commenced in 1999 and less than 100 kt of ore was produced in that year. In 2000, ore production increased to 0.48 Mt and to 0.69 Mt in 2001. Strip ratio in these early years has amounted to 4.13:1 and as would normally be expected, exceeds the overall design ratio. Most of this ore has been placed on leach pads and at the end of December 2001 all but 209 kt had been removed and stockpiled for later treatment in the new mill. Some 300 kt of intermediate grade material has been placed on a stockpile for heap leach treatment once the mill is operating at full capacity.

In addition some 507 kt of low grade material has been placed on a separate stockpile. This low grade appears to be material below a 1.0 g/t Au cut-off and would not normally warrant treatment. It could however be available for future treatment should the project economics permit. It is expected that this stockpile will be increased substantially during the life of the mine.

5.4 Major Equipment

All equipment used in the mine is of Russian manufacture and has generally been purchased new or as new since the mine commenced. A limited amount of second hand equipment has been purchased.

The following table lists current and planned mining equipment for the life of the mine:

Table 5.1: Major Mining Equipment

Item	Model	Rated Capacity (hp)	Capacity	Wt (t)	Drill Diam (mm)	Fleet Dec 2001	Units Reqd	Final Fleet	Use
Electric Shovel	EKG5	250	4.6-5.5 m³	193		2	1	3	Waste stripping
Diesel Shovel	EO522	300	1.8-2.5 m³	38		3	1	4	Ore production
Loader	K702	176	3.0 m³			2		2	Heap formation
Truck	BelAz 7540A	360	30t			12	3	15	Waste haulage
Dozer	DZ141XL	510		60		5		5	Ripping
Dozer	DZ171.1	160		16		4		4	Dump levelling
Truck	KRAZ6510	240	14t			4		0	Ore haulage
Truck	KamAZ	240	15t			9		8	Ore Haulage
Core Drill	SKB7	70		6	59	1		1	Sampling/ exploration
Rotary Drill	BTS0150	114		24	150	2	2	4	Ore drilling
Rotary Drill	SBSh250	517		85	269	0	2	1	Waste drilling
Mobile Crane	KS	170	20t	18		1		1	General lifting

Micon has reviewed the parameters used to determine final fleet requirements and are satisfied that the estimates are reasonable. A replacement policy has also been determined and Micon believes that it is reasonable considering the expected life of the mine.

While the equipment used in the mine is relatively small in comparison to current western standards, Micon believes that the choice of equipment is sensible given availability of local operating and maintenance knowledge and experience.

5.5 Mining Schedule and Production Build-Up

The open-pit operations have been designed by VNIPI in line with normal Russian practise and are based on the TsNIGRI approved mineral resource. Little deviation from the approved plan is permitted under current operating practises and it is not apparent that any modern optimisation analysis has been applied to the development schedule. In general, the long term plan operates at close to life-of-mine average grades and strip ratios year on year. Some increases in financial efficiency could likely be achieved if an optimisation analysis was carried out and the mine was then permitted to follow the revised plan.

Ore production commenced in 1999 at 95 kt in the year and increased to 482 kt in 2000 and 693 kt in 2001. Total material moved including waste has grown from 710 kt in 1999, through 2,256 kt in 2000, to 3,517 kt in 2001.

The current development schedule calls for ore mining to increase to 910 kt in 2002 and to 1,150 kt by 2004. At the same time total material moved is planned to increase to 5,530 kt in 2002 and to a maximum of 6,000 kt by 2006. Given the rate of increase achieved to date and the proposed new equipment to be purchased, Micon considers that this planned growth in mining production is achievable.

5.6 Ground Conditions and Pumping

Ground conditions within the current pit are satisfactory and these conditions are expected to continue throughout the life of the mine. The "loose" material is well defined and remains solid enough to permit normal mining operations to be continued unhindered. Final pit wall conditions have been reviewed by Golder Associates who have established the pit slope design parameters.

Water inflow is handled by a combination of wells around the excavations together with some in-pit pumping. At present eight wells have been sunk around the pits with accompanying piezometers. The water table has reportedly been lowered by some 25 m and will be lowered by a further 25 m during 2002. It is planned to sink a further eight wells as the operations expand. The wells are equipped with conventional 40 kW submersible pumps each pumping 60 kL/h. The pit is currently de-watered using skid-mounted diesel pumps capable of pumping 100 kL/h each. Micon visited the mine in winter and no water problem was evident. It is reported that generally water inflows will not be the cause of any major problems.

5.7 Grade Control

Material removed from the open pits is allocated to one of four categories. These are waste, low grade ore to stockpile, intermediate grade ore to separate stockpile and high grade ore to heap leach. In future high grade ore will be sent to the mill and intermediate grade ore to the heap leach.

Allocation is made as a result of samples taken from core drilling, trenches, blast hole chip samples and from some face grab samples. As a result of these samples, geologists allocate the various zones and these are flagged by survey. Selective extraction of loose ore is carried out with the use of dozers and this may result in excessive ore loss and dilution. In normal situations fringe material close to reserve boundaries is excavated first prior to more substantive mining of the reserve and non-reserve blocks. The quantity of assays appears to be relatively low for the tonnage mined and the separation methodology can be improved.

The production schedule includes an average 3 per cent. ore loss to waste together with average dilution at 17.5 per cent. of ore mined. This dilution has been given an average grade of 0.45 g/t in the forecast. With more sampling and control it would appear that there is some room for a reasonable improvement in control of loss and dilution with fairly small increases in operating costs.

5.8 Mine Operating Costs

Operating costs used in the cash-flow forecast have been estimated by the mine from first principles. These have been compared to those that have been achieved in the first two full years of production and to those achieved in similar operations in eastern Russia.

Cost accounting at the mine is not carried out at a detailed level and individual operating costs for major items of plant are not collected. The cost estimates are however built up from empirical and local knowledge of these fundamentals. The comparisons with actual results are therefore important.

In general the estimates are in agreement with current costs except for waste tramming. It is accepted that some waste tramming costs in the early years have been applied to road construction around the site and in the mine and these will reduce by 2003. However, there remains some risk that these waste tramming costs have been underestimated by $0.10-$0.15/t for subsequent years. This would increase annual operating costs by $1,000,000 in 2002 and 2003 and by $500,000-$750,000 per year thereafter. Details of the costs used in the cash-flow forecast are shown in the table below.

Table 5.2: Actual and Forecast Operating Costs

Work Function	*Unit*	*Forecast Cost*	*2001 Cost ($)*
Waste stripping	m^3	0.91	1.02
Waste tramming	m^3	0.34	0.72
Total waste mining	m^3	1.25	1.74
Ore mining and tramming	t	0.76	0.80
Ore crushing and stacking	t	1.95	1.94
Total ore mining and stacking	t	2.71	2.74
Total mining per tonne ore	t	3.78	4.87

5.9 Capital Costs

There are some additional items of capital plant required to enable the mine to reach its production targets, which are detailed in the plant schedule in Table 5.1. The mine has forecast the costs to purchase these items at $1.5 million. Micon has not been able to verify these costs against quotations but the estimates appear reasonable compared to prior purchases and to general Russian experience. The amount allocated should be sufficient provided that the items are judiciously purchased at auctions as practised previously. If these items are not available from the suggested sources then the amount allocated may be understated by approximately $400,000.

5.10 Summary

Micon considers that the mining operations are appropriate for the mineralised zones and are being carried out in a logical and reasonably well planned manner. No apparent threat to achieving the production plan is evident.

6 MINERAL PROCESSING

6.1 Introduction

Three Russian institutes conducted the initial metallurgical testwork, which commenced in 1985. Further comprehensive testwork, which investigated alternative process strategies, was conducted in 1995 – 1996 by various laboratories in the USA on drill core and trench samples collected in 1995. The results of these investigations were presented in the VNIPI/MinCorp feasibility study dated December 1996.

Although other options were considered, the Pokrovskoye ores were shown to respond well to direct cyanide leaching. The process route selected by the 1996 feasibility study, consisting of primary crushing, SAG and ball milling, CIL adsorption and modified ZADRA elution, is conventional.

6.2 Recent Testwork

Further testwork was conducted in 1997, 1998 and 2000 by various Russian research and design institutes (VNIPI, VNIIKHT, IRGIREDMET and AmurKNII) as well as at the Pokrovskoye mine laboratories. These investigations consisted primarily of pilot scale grinding, column leach, RIL adsorption and process ancillary testwork on new trench and drill core composite samples.

The recent testwork confirmed the amenability of the Pokrovskoye ores to direct cyanidation by both heap leaching of agglomerated crushed ore and by milling and leaching at finer size for optimum recovery. Column leaching gold recovery was over 80 per cent. at a crush size of 12 mm on a range of ore types and head grade. Bottle leach gold recovery at a finer size was from 85 per cent. to greater than 95 per cent., depending on ore type, with the majority of the samples over 95 per cent.

Despite the 1996 feasibility study having rejected heap leaching on the basis of poor agglomerate strength and uncertainty over climatic considerations, PHML decided to commence preliminary gold recovery in 1999 using this process on higher grade ore. This has provided excellent operating experience and data for the next phase of the project.

Overall, Micon considers that an appropriate amount of testwork has been conducted to determine the metallurgical response of the Pokrovskoye ores and for process design. Variability of ore grade, grindability and gold recovery was identified, but the effect of this variability can be minimised by mining control and stockpile blending.

Based on the above discussion and current heap leach practice, Micon considers that the budgeted, life-of-mine average gold recovery for heap leach of 65 per cent. at a crush size of 5 mm and for milling and leaching of 93 per cent. are reasonable.

6.3 Process and Facilities

6.3.1 Heap Leaching

The Pokrovskoye current heap leach facility commenced operation in September 1999. Ore is crushed in two stages to -12 mm; a third stage of crushing and screening was introduced in 2000 for handling harder ore. The crushed ore is agglomerated in a drum with locally produced, low grade cement and then stacked onto one of six heap positions on the reusable, lined leach pad.

After a 60-day cycle of soaking, cyanide leaching, drainage and washing, the leached ore is reclaimed by front-end loader and trucked to a stockpile for future processing. The leach time was chosen to maximise short-term revenue, with the expectation of maximising recovery in the future by grinding to a finer size and further cyanide leaching.

Pregnant solution drains to a lined pond, from where it is pumped to a Merrill-Crowe circuit, where the gold is recovered from solution by precipitation with zinc powder. After further treatment, the precipitate is smelted to dore bullion. The barren solution after precipitation is pumped, with makeup cyanide solution, from a lined pond back to the heap. In the life of mine operation, the pregnant solution will be pumped to the RIL adsorption and gold recovery circuit of the new process plant and the Merrill-Crowe circuit will be removed.

The base of the leach pad and the ponds are lined with compacted clay and plastic sheet. Leak detection and monitoring wells are located around the facility. Year round operation is maintained by covering the heap under leach and the solution ponds with plastic sheet, under which hot air is blown from diesel-fired heaters, and by extensive trace heating.

A total of 1.05 Mt of ore at 8.8 g/t Au was processed during 1999 – 2001. Gold recovery (including in-process recoverable gold) increased from 52 per cent. in 1999 – 2000 to 57 per cent. in 2001. This improvement appears to have resulted from operating experience and improved solution percolation, despite increasing heap height to 10 m in order to minimise operating cost. Column leach testwork indicates that increased recovery can be expected on the ore scheduled for the remainder of the mine life, despite the lower grade, by the addition, of a fourth stage of crushing to -5 mm. PHML plans to utilise a Barmac crusher and an additional screen to achieve the crushing requirements. Micon is concerned that crushing and screening at the finer size may be difficult, particularly on wetter, higher clay content ore, but otherwise the budgeted recovery of 65 per cent. appears to be achievable.

6.3.2 Milling

The process route selected for the Pokrovskoye expansion, consisting of primary crushing, SAG and ball milling, RIL adsorption, acidic thiourea elution and electrowinning, is conventional Russian practice. Design capacity is 0.8 Mt/a of run-of-mine ore and 0.2 Mt/a of leach residue with an overall plant utilisation of 85 per cent.

Although RIL is not generally used outside of Russia, it has received a great deal of investigation, particularly in South Africa, because of potential technical, engineering and cost advantages. Its main technical disadvantage, lack of selectivity, is not applicable to the low sulphide content Pokrovskoye ores. RIL has been used in Russia for over 25 years, in preference to CIP/CIL, originally because of the unavailability of suitable carbon. Although Micon concurs with the selection of CIL in the feasibility study, it is considered that the selected process is acceptable for the Pokrovskoye ores.

Run-of-mine ore and stockpiled leach residue are fed to a jaw crusher by truck or front-end loader and the crushed ore is conveyed to a surge stockpile. Ore from the stockpile is fed to two parallel grinding circuits, each consisting of one SAG mill operating in closed circuit with a spiral classifier and one ball mill operating in closed circuit with hydrocyclones. After thickening, the ground ore is leached with dilute sodium cyanide in a train of pachuca tanks. Regenerated resin beads are added to the last tank and advanced counter-current to the pulp flow. Loaded resin is removed at an appropriate point in the train to provide the required contact time.

After washing the loaded resin, gold and silver are eluted by progressive treatment with acid and acidic thiourea solutions. Regenerated resin is returned to the last pachuca tank. Precious metals slimes produced by electrowinning from the pregnant solution are filtered, dried and smelted to produce dore bullion.

The final ground ore pulp after leaching and precious metals adsorption is treated by the INCO process for removal of cyanide before being pumped to the tailings management facility. This clay lined area has been created from a shallow valley with an engineered dam constructed from selected borrow material. Two further lifts of the dam will be required throughout the life of the mine. The dam is provided with facilities for geotechnical and environmental monitoring and environmental monitoring wells are also located around the processing area.

The process design, equipment selection and engineering design were performed by VINIPI, generally to Russian norms, under a contract signed in the summer of 2000. This has resulted in some over design, in respect of capital and operating cost, by Western standards. In particular, a relatively low utilisation factor has been used, there are two parallel grinding lines, the number of leach/adsorption stages appears high, the adsorption time appears long and the building is large. However, in general Micon considers that the design is conservative, flexible and based on extensive Russian practice, which gives comfort considering that the selected grind size is somewhat optimistic and that predominantly Russian, Chinese and used equipment and operating consumables are used. The only item of main equipment selection that Micon would question is the use of spiral classifiers for closing the SAG mills; Micon considers that the use of a mill trommel

or screen is more appropriate. Again, the conservative building design means that retrofitting of a screen and recycle conveyor could be readily accomplished if required.

Process plant construction commenced in the spring of 2001. PHML is managing the project and performing much of the construction work, together with local sub-contractors. At the time of Micon's visit, the grinding product thickener was the only outstanding major item of equipment to be installed. With commissioning scheduled for June 2002, after sufficient water accumulates in the tailings management facility, there is ample time to complete construction and to prepare the required manning and administration.

The metallurgical schedule for the life of the project is shown in Table 6.1. Micon considers that the budgeted ramp up of ore tonnage and gold recovery after commissioning is reasonable.

6.4 Capital Cost

The budgeted capital cost of the heap leach modifications and the new process plant is $4.65 million. Based on the construction progress at the time of Micon's visit and the life of mine capital requirements, including further lifts of the tailings dam, it is considered that the budgeted initial and sustaining capital cost is appropriate.

6.5 Operating Cost

6.5.1 Heap Leach

The Pokrovskoye budgeted life-of-mine operating cost, equivalent to a unit cost of $1.95/t of ore, is derived from actual cost for 2001 on the basis of ore processed. Micon concurs with this estimate.

6.5.2 Milling

In general, the zero-based estimate of operating cost equivalent to $5.73/t of ore milled is considered to be reasonable, although not overly conservative. The current estimate is some 30 per cent. lower than the 1996 Feasibility Study estimate of $8.07/t, partly because of the higher plant capacity, but primarily because of the 1998 rouble depreciation and the low regional power cost.

The power, resin, reagent, grinding media and fuel and lubricant unit consumption estimates are based metallurgical testwork, plant design parameters and experience of comparable operations. Manning structure and complement is based on the Russian norm. The estimate uses current labour rates and delivered unit prices. Micon notes that the resin, the bulk of the reagents and the grinding media are expected to supplied from China. Maintenance materials cost has been factored from equipment cost and provision has been made for mobile equipment, laboratory and tailings disposal operation. A contingency of 5 per cent. has been applied.

7 ENVIRONMENT

Micon briefly reviewed the environmental aspects of the project with site management. As part of the feasibility study the company completed a comprehensive environmental impact assessment. ATTA International, Inc of Fort Collin Colorado conducted the study in cooperation with PHML and the Amur Land Management and Design Company (Amurzemproekt) of Blagoveschensk. The study served to outline potential impacts and to develop mitigation measures. In addition, effective measures and procedures were adopted to comply with Russian environmental standards.

A systematic programme of monitoring surface and underground water, soil, air vegetation and fauna has been established in consultation with state authorities. A number of purpose built monitoring wells and data collection stations have been built to standardize the programme. Company officials collect monitoring data but the state authorities have overall responsibility for supervision of the programme and analysis of data on a monthly basis.

In addition to the monitoring programme, emergency plans have been developed to cover conceivable accidents. An assessment of decommissioning and closure issues, and reclamation requirements has also been completed.

A number of operating, safety and environmental permits have been issued for the project; the most important are listed in Table 7.1 below.

Table 7.1: Principal Permits for Pokrovskoye Project

Number	*Permit*	*Expiry Date*
γ806047	Licence to Conduct Environmental Impact Studies	28.09.2004
A015915	Licence for Railroad Transportation of Hazardous Substances	21.03.2004
A091196	Licence for Operating Fire-Prone Facilities Involving Handling and Storage of Toxic Substances	29.03.2004
γ806029	Licence for Handling, Storage, Detoxification and Disposing of Environmentally-Hazardous Materials and Substances	25.04.2004
P0S28401574	Licence for Transportation of Hazardous Cargoes within the Russian Federation	14.11.2004

8 INFRASTRUCTURE, SERVICES AND UTILITIES

Compared to many other Russian operations, Pokrovskoye is well served by local infrastructure and services.

The small town of Tygda with a population of around 2,000 lies some 10 km from the mine site to which it is connected by a well made all weather road. Tygda is situated on the main Trans Siberian railway and provides four season access to the area. All weather asphalt roads connect Tygda to the larger towns of Magadachi and Zeya which both have local industry and a skilled workforce. The nearest international airport is at Khabarovsk some 18 hours distant on the railway.

The mine is now connected to the power grid via a 14 km 35 kV high voltage power line through an external substation. There is ample power generated locally from a hydroelectric station at Zeha. At the mine power is transformed to 6 kV at its own sub-station for local distribution. The mine has purchased some standby diesel generators and is in the process of adding to this fleet.

Water is taken from wells and springs at Soloviev nearby. Mine water and process water is treated and re-circulated for use in the milling process systems. Potable water will be taken from the springs. Local sewage treatment systems have been installed and are currently being upgraded.

The mine has constructed all the normal buildings required such as offices, workshops, warehouses and accommodation. These are generally of a good standard. The mine has constructed a lay down area at the Tygda station for both inward and outward transport. Further warehouses will be constructed at the mine site for the storage of explosives and hazardous materials. The mine also plans to purchase bulk storage facilities for cement, fuel and lubricants.

Additional workshops for heavy equipment and facilities for winterizing of specific items of plant will be completed during 2002. It is planned that all maintenance and overhaul of equipment will be carried out at the mine. However, should specialised problems be encountered then the facilities in the local towns will be able to be used.

A capital budget of over $2 million remains to complete these infrastructure facilities. Given the current state of development of the infrastructure, Micon is of the opinion that this budget is realistic.

9 VALUATION

9.1 Basis of Valuation

PHML has produced a detailed cash-flow model for the life of mine. This model incorporates production tonnage, grade and recovery estimates by year together with capital, and unit and annual operating costs as appropriate. This model has been produced in Russian and relevant wording has been translated. Micon has reviewed this model for logic and for validity of numerical inputs wherever possible. Micon has made some suggestions regarding changes to production schedules to more appropriately model the likely tonnages to be produced. Micon has made no adjustments to any cost schedules but has commented throughout this report on areas of weakness in the cost forecasts.

The model represents the state of the forecast at 1 January 2002 and has utilised the reserve and stockpile estimates at that date. All costs and revenues are expressed in US dollars and where required a $1:Rouble 30 exchange rate has been used. No inflation or exchange variations have been incorporated within the model. The base model has used a gold price of $275 per ounce and no account has been taken of any silver revenue.

The model takes no account of the value of plant left at the end of the operation and places no value on the stockpile of low grade ore. However neither does the model contain any provision for clean up and restoration at the end of the mine life.

The model incorporates capital expenditure prior to 1 January 2002 together with forecast capital expenditure after that date for depreciation and income tax purposes. The model also incorporates loans due at 1 January 2002. Micon has not attempted to verify any of these 1 January 2002 balance sheet items.

Micon has accepted the tax calculations within the model and has made no attempt to verify the logic or tax rates utilised.

The model uses the Net Present Value (NPV) method for valuation. Micon concurs with using this method.

9.2 Valuation

Micon has calculated the NPV of 100 per cent. of the project at various discount rates. Using the base costs and gold at $275 per ounce these are:

Discount Rate	*5 per cent.*	*10 per cent.*	*15 per cent.*	*20 per cent.*	*25 per cent.*
NPV ($ millions)	122.3	97.3	79.2	65.8	55.7

Micon considers that a 10 per cent. discount rate is fair to use for comparison purpose but given the country and currency risks believes that a more realistic rate would be 12.5 per cent. At this rate the NPV would be $87.6 million.

Micon has carried out a sensitivity analysis on this cash flow by varying the gold price and by varying the operating costs.

Note that a 5 per cent. change in the gold price is equivalent to a change of $13.75 per ounce. Therefore a +10 per cent. change represents a gold price of $302 per ounce. The potential $750,000 increase in operating costs represented by the increases in waste tramming costs discussed earlier would be equivalent to a +5 per cent. change in costs.

The results of this sensitivity analysis are presented in the following chart.



Pokrovskoye Sensitivity Analysis
NPV ($US million)
160
140
120
100
80
60
40
20
0
-25% -20% -15% -10% -5% 0% 5% 10% 15% 20% 25%
Sensitivity
Gold Price
Operating Costs

It can be seen that the value of the project is more dependent upon changes in the gold price, and therefore to changes to other revenues factors notably gold feed grade than to changes in the operating costs.

At a gold price of $275 /oz and based on the parameters discussed in this report including a 12.5 per cent. discount rate, Micon believes that a fair value for 100 per cent. of the Pokrovskoye mine would be between $80 million and $90 million. At $300/oz gold Micon believes the fair value would be between $96 million and $106 million.

10 COMMENTS AND CONCLUSIONS

The Pokrovskoye operation has been developed on a low-key basis and has progressed satisfactorily to its current position as a successful heap leach producer. It has now installed the majority of the equipment required to create a substantial resin-in-pulp capacity plant. There is no reason to believe that this will not be operating successfully and to plan during the summer of 2002.

The mining operations have grown in parallel with the increasing treatment capacity, and with the benefit of some stockpiles that have been developed over the last two years, should be able to keep pace with the new milling capacity. Whilst the feed grade to the heap leach will reduce once the resin-in-pulp plant is operational, the new arrangement should permit a significant increase in gold production.

The majority of the capital expenditure on the expansion has already been completed and there appears little risk of any substantial capital overrun providing that the new mill is commissioned according to plan.

The production plan for the current year 2002 could be better constructed from a financial point of view. The mine intend to send high grade ore from the open-pit and place it on the heap leach pile while at the same time removing lower grade partially treated ore from old heaps and feeding that to the new mill. It would seem that leaving the semi-treated ore in place for a later day and feeding the mill with the highest grade ore possible would generate an increased early return.

Management cost control and production reconciliation conform to Russian standards but do not provide the level of information required for effective management. Some increased efforts in these areas are likely to be beneficial to the operation.

PHML has not prepared a mineable ore reserve statement showing fully diluted mineral resources adjusted for ore losses. Mineable ore reserves should be used for production scheduling and show correlation with the forecast production of the cash flow model.

The project will suffer from the normal risks associated with gold mines and the fluctuations in the price of the metal. Micon understands that there are no hedging or forward sales in position for the metal or for currency and the project will suffer or benefit accordingly from any movements in these commodities. The project is located in Far East Russia and this provides some risk in addition to the normal country risk. However the project is located close to major infrastructure and transport facilities and this should mitigate this risk considerably.

Micon considers that the project is well founded and should be capable of being a successful producer for many years to come.

Yours sincerely

Bill Hooley
Managing Director

Figure 4.1: General Geology of the Tygda-Ulunginsky Region and Pokrovskoye Mine Area



Legend

No.	Period	Geological Unit	No.	Geological Unit
1	Cretaceous	Volcanic Rocks	6	Geological Contacts
2	Mesozoic	Granitic Units	7	Limits of the goldfields
3	Jurassic	Sandstone -Argillite	8	Principal Structural Features
4	Paleozoic	Volcanics & Sediments	9	Placer Au Deposits and Prospects
5	Pre-Cambrian	Greenstones & Intrusions	10	Au Deposits and Showings
			11	Principal Drainage Routes

Figure 4.2: Geology of the Pokrovskoye Gold Deposit


1
2
3
4
5
6
7
8
9
10
11
12

Legend

No.	Period	Geological Unit	No.	Geological Unit
1	Jurassic	Sediments	7	Dacite – Rhyolite Lavas & Tuffs
2	Neogene	Quaternary Sediments	8	Breccias
3	Recent	Alluvial Deposits	9	Principal Structural Features
4	Cretaceous	Intrusions	10	Geological Contacts Pokrovskoye Au Deposits: 1-Glavnoe, 2-Zeyskoe, 3-Novoe, 4-Ozernoe, 5-Molodezhnoe, 6-Vostochnoe
5	Jura-Cretaceous	Granite Porphyry Dykes		
6		Subvolcanic Dacite and Rhyolite Dykes		

Figure 4.3: Geological Cross-Section of Pokrovskoye Deposit



C-1223
C-1221
C-1222
C-60
C-554
20,5
390,0
468,5
731,5
766,8
1
2
3
4
5
6
7
8
9
10
11
12
13
14
20,5

Legend

No.	Geological Unit	No.	Geological Unit
1	Quaternary Sediments	8	Granite
2	Tuff	9	Subvolcanic Intrusions
3	Subvolcanic Rhyodacite	10	Subvolcanic Intrusions
4	Dacite	11	Subvolcanic Intrusions
5	Andesite	12	Mineralised Zone
6	Granite Porphyry	13	Principal Structural Features
7	Diorite Porphyry	14	Diamond Drill Hole
Mineral deposits on section from left to right: Novoe – Zeyskoe – Glavnoe			

Figure 1.1: Location of Pokrovskoye Gold Mine


ARCTIC OCEAN
UNITED STATES
RUSSIA
Vorkuta
Perm
Tazovskiy
Chelyabinsk
Kurgan
Tura
Omsk
Yakutsk
Magadan
Anadyr'
Krasnoyarsk
Pokrovka Deposit
Pioneer Deposit
Petropavlovsk-Kamchatskiy
Abakan
Kyzyl
KAZAKHSTAN
Chita
Urumqi
MONGOLIA
Khabarovsk
Qiqihar
Harbin
PACIFIC OCEAN
Changchun
Sapporo
Shenyang
Vladivostok
Beijing
Tangshan
P'yongyang
Lanzhou
Taiyuan
Shijiazhuang
Lhasa
Seoul
Nagoya
Tokyo
Xi'an
Zhengzhou
S. KOREA
JAPAN
Osaka
INDIA
Chengdu
Nanjing
Cheju
Wuhan
Chongqing
Shanghai
Guiyang
Hangzhou

Table 5.3: Pokrovskoy – Life of Mine Production Schedule

Parameters	*Units*	*2002*	*2003*	*2004*	*2005*	*2006*	*2007*	*2008*	*2009*	*2010*	*2011*	*2012*	*Total*
ROM ore Tonnes	,000 t	600	650	800	800	800	800	800	800	800	800	243	**7,893**
Grade	g/t	4.90	4.90	4.90	4.90	4.90	4.90	4.90	4.80	4.80	4.80	4.69	**4.86**
Contained Gold	kg	2,940	3,185	3,920	3,920	3,920	3,920	3,920	3,840	3,840	3,840	1,140	**38,385**
Intermediate Grade ore													
Tonnes	,000 t	310	350	350	360	350	350	350	350	350	350	94	**3,564**
Grade	g/t	1.20	1.20	1.20	1.20	1.20	1.20	1.20	1.20	1.20	1.20	1.20	**1.20**
Contained Gold	kg	372	420	420	432	420	420	420	420	420	420	113	**4,277**
Total ore from pit													
Tonnes	,000 t	910	1,000	1,150	1,160	1,150	1,150	1,150	1,150	1,150	1,150	337	**11,456**
Grade	g/t	3.64	3.61	3.77	3.75	3.77	3.77	3.77	3.70	3.70	3.70	3.72	**3.72**
Contained Gold	kg	3,312	3,605	4,340	4,352	4,340	4,340	4,340	4,260	4,260	4,260	1,253	**42,662**
Ore from stockpile#4 (heap leach tail)													
Tonnes	,000 t	220	200	200	200	200	200	200	200			186	**1,806**
Grade	g/t	3.50	3.50	3.50	3.50	3.50	3.45	3.45	3.40			2.95	**3.42**
Contained Gold	kg	770	700	700	700	700	690	690	680			549	**6,179**
Ore from stockpile #3													
Tonnes	,000 t		180	180	40								**400**
Grade	g/t		2.10	2.10	2.00								**2.09**
Contained Gold	kg		378	378	80								**836**
Total from stockpiles													
Tonnes	,000 t	220	380	380	240	200	200	200	200	–	–	186	**2,206**
Grade	g/t	3.50	2.84	2.84	3.25	3.50	3.45	3.45	3.40			2.95	**3.18**
Contained Gold	kg	770	1,078	1,078	780	700	690	690	680	–	–	549	**7,015**
Total ore excavated													
Tonnes	,000 t	1,130	1,380	1,530	1,400	1,350	1,350	1,350	1,350	1,150	1,150	523	**13,662**
Grade	g/t	3.61	3.39	3.54	3.67	3.73	3.73	3.73	3.66	3.70	3.70	3.45	**3.64**
Contained Gold	kg	4,082	4,683	5,418	5,132	5,040	5,030	5,030	4,940	4,260	4,260	1,802	**49,676**
Low grade material	,000 t	200	420	520	720	820	820	820	820	820	500	120	**6,580**
Waste	,000 t	4,200	4,200	4,200	4,200	4,200	4,000	4,000	4,000	3,200	2,500	500	**39,200**
Total material moved	,000 t	5,530	6,000	6,250	6,320	6,370	6,170	6,170	6,170	5,170	4,150	1,143	**59,442**

Table 6.1: Pokrovskoy – Metallurgical Production Schedule

Parameters	*Units*	*2002*	*2003*	*2004*	*2005*	*2006*	*2007*	*2008*	*2009*	*2010*	*2011*	*2012*	*Total*
Plant													
Feed	,000 t	300	850	1,000	1,000	1,000	1,000	1,000	1,000	800	800	243	**8,993**
Grade	g/t	4.09	4.51	4.57	4.61	4.62	4.61	4.61	4.52	4.80	4.80	6.04	**4.64**
Gold in feed	kg	1,228	3,835	4,570	4,613	4,620	4,610	4,610	4,520	3,840	3,840	1,466	**41,752**
Recovery	per cent.	0.88	0.91	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.93	**0.93**
Gold output	kg	1,081	3,490	4,250	4,290	4,297	4,287	4,287	4,204	3,571	3,571	1,363	**38,691**
Heap leach													
Feed	,000 t	644	530	530	400	350	350	350	350	350	350	280	**4,483**
Grade	g/t	3.83	1.60	1.60	1.30	1.20	1.20	1.20	1.20	1.20	1.20	1.20	**1.68**
Gold in feed	kg	2,463	848	848	519	420	420	420	420	420	420	336	**7,534**
Recovery	per cent.	0.60	0.65	0.65	0.65	0.65	0.65	0.65	0.65	0.65	0.65	0.65	**0.63**
Gold output	kg	1,478	551	551	338	273	273	273	273	273	273	218	**4,774**
Heap leach in process													
Feed	,000 t	209											**209**
Grade	g/t	6.91											**6.91**
Gold in feed	kg	1,446											**1,446**
Recovery	per cent.	0.30											**0.30**
Gold output	kg	433											**433**
Total Production													
Feed	,000 t	1,153	1,380	1,530	1,400	1,350	1,350	1,350	1,350	1,150	1,150	523	**13,685**
Grade	g/t	4.09	4.09	4.09	4.09	4.09	4.09	4.09	4.09	4.09	4.09	4.09	**3.71**
Gold in feed	kg	5,137	4,683	5,418	5,132	5,040	5,030	5,030	4,940	4,260	4,260	1,802	**50,732**
Recovery	per cent.	0.58	0.86	0.89	0.90	0.91	0.91	0.91	0.91	0.90	0.90	0.88	**0.87**
Gold output	kg	2,991	4,041	4,801	4,628	4,570	4,560	4,560	4,477	3,844	3,844	1,582	**43,898**

PART IV

PART A

FINANCIAL INFORMATION ON THE SUBSIDIARIES

The following is the text of an accountants' report on PHML by Moore Stephens, the reporting accountants.

MOORE STEPHENS
CHARTERED ACCOUNTANTS

St. Paul's House,
Warwick Lane,
London EC4P 4BN

The Directors,
Peter Hambro Mining PLC,
7 Eccleston Street,
Belgravia,
London SW1W 9LX

The Directors,
Canaccord Capital (Europe) Limited,
1st Floor, Brook House,
27 Upper Brook Street,
London W1K 7QF

23 April 2002

Dear Sirs,

Peter Hambro Mining PLC

We report in connection with the prospectus issued by Peter Hambro Mining PLC dated 23 April 2002 ("the Prospectus"). In accordance with our instructions, we report on the financial information set out below relating to Eponymousco Limited (formerly Peter Hambro Mining Limited) ("PHML" or "the Company") and its subsidiary undertaking, collectively referred to as "the Group". This financial information has been prepared for inclusion in the Prospectus.

PHML was incorporated on 29 April 1994 with the name Olivetrade Limited. On 11 July 1994 it changed its name to Zoloto Mining Limited and on 16 March 2001 it changed its name to Peter Hambro Mining Limited. On 14 March 2002 it changed its name to Eponymousco Limited.

The financial information does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (as amended).

Basis of Preparation

The financial information is based on the audited financial statements of PHML for the three years ended 31 December 1999, 2000 and 2001. On 31 December 2000, PHML acquired a controlling interest in JSC Pokrovskiy Rudnik, a company incorporated in the Russian Federation. Accordingly, the financial statements for 1999 and profit and loss account for 2000 comprise PHML only, and the balance sheet as at 31 December 2000 and financial statements for the year ended 31 December 2001 comprise consolidated accounts. The financial statements of PHML for the years ended 31 December 1999 and 2000 have been audited by Heywards, Chartered Accountants. Their audit report on the financial statements for the year ended 31 December 1999 contained the following emphasis of matter statements.

"Fundamental Uncertainty – Recoverability of Investments

In forming our opinion, we have considered the adequacy of the disclosures made in note 1 regarding the recoverability of investments. After the year end, loans due to the Company of $2,735,138 from JSC Pokrovskiy were partially capitalised, resulting in the Company becoming beneficial owners of 53.10 per cent. of the issued share capital of JSC Pokrovskiy. The recoverability of this investment is uncertain and depends on successful completion of the project, which in turn depends on finance being made available for the project. Our opinion is not qualified in this respect.

Fundamental Uncertainty – Going Concern

In forming our opinion, we have considered the adequacy of the disclosures made in note 1 to the financial statements, Accounting Policies – Basis of preparation, concerning the uncertainty as to the availability of finance for working capital purposes to enable the Company to meet its obligations as they fall due including the contingency described in notes 1 and 14. The financial statements have been prepared on a going concern basis, which assumes that the required finance will be made available.

In view of the significance of this uncertainty we consider that it should be drawn to your attention but our opinion is not qualified in this respect".

An unqualified opinion was issued.

Their audit report on the financial statements for the year ended 31 December 2000 was qualified on the grounds of limitation of audit scope as follows:

"The profit and loss account, consolidated balance sheet and notes thereto include amounts from the accounts of the Company's subsidiary Pokrovskiy Rudnik for the year ended 31 December 2000. The subsidiary's accounts were audited by limited liability company Audit Proekt a Russian firm licensed to carry out audits who have confirmed that the accounts for Pokrovskiy Rudnik as of and for the year ended 31 December 2000 have been properly prepared, in all material respects, to give the information required to prepare consolidated financial statements and present fairly the financial position of Pokrovskiy Rudnik and the results of its operations and cash flows in conformity with generally accepted accounting principles. We have carried out a review of the subsidiary's accounts with Audit Proekt obtaining certain limited evidence and assurances and have no reason to disagree with their audit statement.

However, as we have not performed an audit of Pokrovskiy Rudnik and have not obtained all evidence necessary to confirm that the subsidiary accounts show a true and fair view we are unable to form an opinion as to whether the information on the profit and loss account, the consolidated balance sheet and notes thereto, to the extent they incorporate amounts from the subsidiary company, show a true and fair view.

In all other respects, in our opinion the financial statements give a true and fair view of the state of the Company's affairs at 31 December 2000 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985".

We have audited the financial statements of PHML, and its subsidiary undertaking, for the year ended 31 December 2001. This work included a review of the consolidated balance sheet as at 31 December 2000, to which certain adjustments were made. We have issued an unqualified audit report on the financial statements for the year ended 31 December 2001, including the opening position as at 31 December 2000.

The accounts of JSC Pokrovskiy Rudnik have been prepared in accordance with generally accepted accounting principles in Russia, and have been audited to Russian standards by Audit Proekt. It has not been practicable for the accounts of JSC Pokrovskiy Rudnik for the years ended 31 December 1999 and 2000 to be re-audited. However, these accounts have been restated in accordance with International Generally Accepted Accounting Principles. The balance sheet of JSC Pokrovskiy Rudnik as at 31 December 2000 has been audited by us, and is included in the consolidated financial statements of PHML. The balance sheet of JSC Pokrovskiy Rudnik as at 31 December 1999 and 2000 and profit and loss accounts for the years ended on those dates, as disclosed by the restated accounts are set out in note 26 to the financial information. We express no opinion on the financial information in this note 26.

We have reviewed the audited financial statements of PHML for the three years ended 31 December 1999, 2000 and 2001.

No adjustments to the financial statements have been made, other than in respect of the cash flow statements and to include information relating to the acquisition of JSC Pokrovskiy Rudnik as required by Financial Reporting Standard 6 (FRS6) – Acquisitions and Mergers. No cash flow statements have been required to be prepared by PHML for the years ended 31 December 1999 and 2000 for the purpose of statutory financial statements. However, for the purposes of this report, we have prepared and audited cash flow statements for the aforementioned periods. In order to comply with the disclosure requirements of FRS6, we have prepared a statement of assets and liabilities of JSC Pokrovskiy Rudnik and fair values ascribed, set out in Note 8.

No financial statements for PHML have been prepared or presented to the members of the Company for any period since 31 December 2001 and no dividend has been paid or declared in respect of the period since that date.

Responsibility

The financial statements of PHML and the accounts of JSC Pokrovskiy Rudnik, are the responsibility of the directors of those respective companies, who approved their issue.

The directors of Peter Hambro Mining PLC are responsible for the contents of the Prospectus in which this report is included.

It is our responsibility to compile the financial information set out below from the financial statements, to form an opinion on the financial information, and to report our opinion to you.

Basis of Opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to accounts and disclosures in the financial information. The evidence included that recorded by the auditors who audited the financial statements underlying the financial information and that obtained by us during the course of our review. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of PHML as at 31 December 1999, and of the Group as at 31 December 2000 and 2001, and of the results and recognised gains and losses and cash flows of PHML and the Group, respectively, for the periods then ended.

We express no opinion on the financial information on JSC Pokrovskiy Rudnik set out in note 26 to the financial information.

Consent

We consent to the inclusion in the Prospectus of this report and accept responsibility for this report for the purposes of paragraph 45(1)(b)(iii) of Schedule 1 to the Public Offers of Securities Regulations 1995.

FINANCIAL INFORMATION

Consolidated Profit and Loss Accounts

	Note	*Year ended 31 December* 1999 $'000	2000 $'000	2001 $'000
Turnover	2		–	
Continuing operations		–	–	–
Acquisition		–	–	23,732
		–	–	23,732
Net operating expenses	3	(64)	(597)	(13,622)
Operating (loss)/profit	4			
Continuing operations		(64)	(597)	(1,235)
Acquisition		–	–	11,335
		(64)	(597)	10,100
Interest payable and similar charges	6	(1)	(8)	(1,613)
Profit on sale of investment		–	148	–
Debt provision written back		274	–	–
Other income		–	37	199
Profit/(loss) on ordinary activities before taxation		209	(420)	8,686
Taxation on profit/(loss) on ordinary activities	7	–	–	–
Profit/(loss) on ordinary activities after taxation		209	(420)	8,686
Minority interests	20	–	–	(4,283)
Profit/(loss) for the year		209	(420)	4,403
Summary of accumulated losses:				
Balance brought forward		(5,407)	(5,198)	(5,618)
Profit/(loss) for the year		209	(420)	4,403
Balance carried forward		(5,198)	(5,618)	(1,215)

There are no other recognised gains or losses other than as stated above and no separate statement of total recognised gains and losses is presented.

Consolidated Balance Sheets

	Note	1999 $'000	2000 $'000	2001 $'000
		As at 31 December		
Fixed Assets				
Negative goodwill	8	–	(5,788)	(5,209)
Intangible assets	9	–	4,395	4,071
Tangible assets	10	–	16,667	34,131
Assets under construction and equipment to be installed	11	–	5,082	1,177
Investments	12	–	1	2
		–	19,357	34,172
Current Assets				
Stock and work in progress	13	–	47	321
Debtors	14	2,778	5,808	3,046
Cash at bank and in hand		4	410	1,361
		2,782	6,265	4,728
Creditors, amounts falling due within one year	15	(302)	(7,013)	(8,952)
Net current assets/(liabilities)		2,480	(748)	(4,224)
Creditors, amounts falling due after more than one year				
Finance lease liabilities falling due within one to three years	16	–	–	(403)
Long-term borrowings	17	–	(9,741)	(10,991)
		–	(9,741)	(11,394)
Net Assets		2,480	8,868	18,554
Capital and Reserves				
Share capital	18	306	377	391
Share premium		7,372	7,769	8,755
Profit and loss account		(5,198)	(5,618)	(1,215)
Equity shareholders' funds	19	2,480	2,528	7,931
Minority interests	20	–	6,340	10,623
		2,480	8,868	18,554

Consolidated Statement of Cash Flows

	Note	*Year ended 31 December* 1999 $'000	2000 $'000	2001 $'000
Net cash (outflow)/inflow from Operating Activities	22	(20)	975	15,215
Returns on Investments and Servicing of Finance				
Interest paid		–	–	(1,687)
Interest element of finance leases		–	–	(31)
Net cash outflow from returns on investments and servicing of finance		–	–	(1,718)
Taxation paid		–	–	–
Capital Expenditure and Financial Investment				
Purchase of tangible assets		–	–	(16,447)
Purchase of intangible assets		–	–	(3)
Net movement in loans to subsidiaries		–	–	668
Loans issued		–	–	(224)
Net cash outflow on capital expenditure and financial investment		–	–	(16,006)
Acquisitions and Disposals				
Purchase of subsidiary undertaking		–	(1,445)	(1)
Cash acquired on acquisition of subsidiary undertaking		–	408	–
Net cash outflow on acquisitions and disposals		–	(1,037)	(1)
Cash Outflow before use of Liquid Resources and Financing Activities		(20)	(62)	(2,510)
Financing Activities				
Capital element of finance leases		–	–	(287)
Increase in debt		–	–	26,564
Loan repayments		–	–	(23,816)
Share capital issues		–	468	1,000
Cash inflow from Financing Activities		–	468	3,461
(Decrease)/Increase in cash at bank and in hand	23	(20)	406	951

Notes to the Financial Information

1 Principal Accounting Policies

(a) *Basis of accounting*

The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom Accounting Standards.

(b) *Principles of consolidation*

The Company has one directly-owned subsidiary, JSC Pokrovskiy Rudnik ("Pokrovskiy Rudnik"), a company incorporated in the Russian Federation. At 31 December 1999 the Company owned 21.69 per cent. of Pokrovskiy Rudnik. It acquired a further 31.42 per cent. of Pokrovskiy Rudnik during the year ended 31 December 2000 bringing the total holding to 53.11 per cent. The Company did not equity account for the results of Pokrovskiy Rudnik during 2000 on the grounds that reliable information was not available. As from 31 December 2000 the results and balances of Pokrovskiy Rudnik have been consolidated.

Pokrovskiy Rudnik itself had two subsidiaries, both incorporated in the Russian Federation, at 31 December 2000: – ZAO Chikman (50 per cent.) and CJSC Yaiva (100 per cent.). These companies are involved in exploration and experimental mining of diamond deposits in the Perm Province of the Russian Federation. Industrial production has not yet commenced. Both of these subsidiaries were disposed of during the year ended 31 December 2001. During the year ended 31 December 2001, Pokrovskiy Rudnik subscribed for 51 per cent. of the share capital of CJSC Olekminsky Rudnik ("Olekminsky Rudnik"), a company incorporated in the Russian Federation. Olekminsky Rudnik is involved in exploring for titanium deposits.

The results and balances of Pokrovskiy Rudnik's subsidiaries have been excluded from consolidation on the grounds that they are not material to the group.

Pokrovskiy Rudnik maintains its primary books and records in roubles in accordance with accounting principles and practices mandated by Russian Accounting Regulations (RAR). These regulations encompass significant departures from the UK Companies Act 1985.

Pokrovskiy Rudnik has prepared a modified set of accounts in US dollars ($) incorporating adjustments so as to comply with the Companies Act 1985 and relevant accounting standards. These financial statements have been used as the base for consolidation.

All significant intra-group balances and transactions have been eliminated on consolidation.

Minority interests in the net assets and net results of Pokrovskiy Rudnik from 31 December 2000 are shown under the "Minority interests" caption in the consolidated balance sheets and consolidated profit and loss accounts.

(c) *Currency of financial statements*

The financial information has been presented in \$ as the \$ is considered to be the group's functional currency.

For the purpose of the financial information, other currencies have been translated into \$ on the following basis:

(i) Share capital, fixed assets and depreciation at the rate ruling on the date of the relevant transaction.

(ii) Liabilities and current assets at the rate ruling at the end of the accounting period.

(iii) Profit and loss account items, other than depreciation, at the average rate for the period or at the rate ruling at the date of the transaction for significant items.

The rates of exchange used to translate year end balances into $ were as follows (currency per $):

	1999	*2000*	*2001*
Russian Rouble	27.0	28.16	30.14

Exchange differences arising on the application of the above policy to individual transactions and accounts have been dealt with through the profit and loss account.

The re-presentation of figures in $ should not be construed as meaning that underlying amounts can or will be settled in $.

(d) *Negative goodwill*

Negative goodwill is accounted for when the value of net assets acquired on the purchase of a business exceeds the purchase price. Negative goodwill is initially recorded as a negative asset and then recognised through the profit and loss account on a straight-line basis over the period deemed appropriate by the directors. Negative goodwill on the purchase of Pokrovskiy Rudnik will be recognised over the period of ten years which equates to the expected useful life of the mine it operates.

(e) *Intangible assets and amortisation*

Intangible assets are recorded at cost less amortisation and provision for diminution in value. Licences for the exploitation of natural resources are amortised on a straight line basis over the period of the licence.

(f) *Tangible fixed assets and depreciation*

Tangible fixed assets are recorded at cost or valuation, net of accumulated depreciation. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost or valuation of each asset on a straight-line basis over its expected useful life as follows:

	Average life (years)
Buildings	10
Plant and machinery	10-20
Office equipment	5-10
Computer equipment	3

Until they are brought into use, fixed assets are included within assets under construction and equipment to be installed.

The cost of maintenance, repairs and replacement of minor items of tangible fixed assets are charged to current expenditure. Renewals and betterments are capitalised. Upon sale or retirement of tangible fixed assets, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the profit and loss account.

(g) *Investments*

Investments are stated at cost less provision for impairment.

(h) *Stock and work in progress*

Purchased stores and spares are stated at the lower of cost and net realisable value on a unit cost basis.

Gold ready for sale is valued at the lower of cost and net realisable value. Costs are attributed to gold produced on an average cost basis.

Poor ore (with content less than 3.5 per cent.) and leached ore are classified as work in progress. Poor ore is valued at the lower of attributable direct cost and net realisable value. Leached ore is valued at the lower of post processing transportation costs (to its current location) and net realisable value.

(i) Finance leases

Assets held under finance leases are capitalised in the balance sheet and are depreciated at the rate applicable to the asset category. Interest is charged to the profit and loss account over the life of the agreement in proportion to the capital amount outstanding.

(j) Revenue recognition

Revenue is recognised at the point of transfer of ownership of finished products as specified in the sales contracts.

(k) Cost of sales

Cost of sales includes the cost of mining gold, transport, and marketing expenses.

(l) Taxation

A provision is made for all foreseeable taxation liabilities.

Deferred taxation is calculated so as to recognise the expected future tax consequences of transactions and events recognised in the financial statements of the current and previous periods with the following exceptions:

- provision is made for the tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been declared and accrued as receivables.
- deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be taxable profit from which the future reversal of the timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantially enacted at the balance sheet date.

The tax charge in the profit and loss account includes the charge in respect of the taxable profit for the year calculated under UK taxation laws and foreign profit tax. All other taxes, including those based on gross interest received, are included in general, administrative and other operating costs in the profit and loss account.

2 Turnover

Turnover is derived from sales of gold and minor sales of silver. All proceeds are receivable in the ordinary course of business and are recorded exclusive of Value Added Tax.

All sales originate in the Russian Federation and are destined for the Russian Federation (see note 26).

The entire current year turnover (2000: $nil; 1999: $nil) has been generated by the Company's subsidiary, Pokrovskiy Rudnik, which was acquired on 31 December 2000.

3 Net Operating Expenses

	1999	*2000*	*2001*
	$'000	*$'000*	*$'000*
Cost of sales	–	–	7,376
Administrative expenses	64	597	6,246
	64	597	13,622

Included within administrative expenses are foreign currency exchange translation gains of $293,253 (2000 – loss $566; 1999 – loss $792).

4 Operating Loss/Profit

Operating loss/profit is stated after charging/(crediting):

	1999	*2000*	*2001*
	$'000	*$'000*	*$'000*
Depreciation of tangible fixed assets (note 10)	–	–	2,869
Depreciation of intangible fixed assets (note 9)	–	–	327
Goodwill credit (note 8)	–	–	(579)
Directors' emoluments (note 5)	–	459	841
Auditors' remuneration	8	9	53

5 Directors and Employees

	1999	*2000*	*2001*
	$'000	*$'000*	*$'000*
Directors' emoluments	–	459	841
Staff costs during the periods were as follows			
Wages and salaries	–	–	2,060
Social security costs	–	–	677
	–	–	2,737
	No.	*No.*	*No.*
Employee numbers (average)	–	–	830

No group company has any long term incentive scheme or pension plan for their directors or employees. Pokrovskiy Rudnik contributes via social security payments to the employees' Russian state pension scheme.

6 Interest Payable and Similar Charges

	1999	*2000*	*2001*
	$'000	*$'000*	*$'000*
Finance lease charges	–	–	31
Bank interest	1	8	1,437
Other interest	–	–	145
	1	8	1,613

7 Taxation

PHML does not anticipate a corporation tax charge for the year ended 31 December 2001 as it has suffered losses. The company's subsidiary, Pokrovskiy Rudnik, has been the beneficiary of a tax concession that exempts it from profit tax for the years ended 31 December 2000 and 2001.

A deferred tax asset of approximately $955,000 (2000: $579,000; 1999: $nil) has not been recognised in the financial statements. The directors have not recognised this asset on the grounds that at such an early stage in the group's development it is not possible to be reasonably certain that there will be suitable profit from which the future reversal of underlying timing differences can be deducted.

8 Negative goodwill

On 31 December 2000, the Company acquired control of JSC Pokrovskiy Rudnik.

The assets acquired and the fair value adjustments processed were as follows:

	Accounting Records $'000	*Fair value adjustments $'000*	*On consolidation $'000*
Fixed assets:			
Intangible fixed assets	4,493	(98)	4,395
Tangible fixed assets	7,232	8,435	15,667
Assets in course of construction	6,630	(1,548)	5,082
Investments	973	(972)	1
	19,328	5,817	25,145
Current assets:			
Stocks	1,140	(1,093)	47
Debtors	2,182	3,615	5,797
Investments	883	(883)	0
Cash at bank and in hand	408	0	408
	4,613	1,639	6,252
Creditors; amounts falling due within one year	(6,938)	(16)	(6,954)
Net current liabilities	(2,325)	1,623	(702)
Creditors; amounts falling due after more than one year:			
Bank and other loans	(10,922)	0	(10,922)
Net assets	6,081	7,440	13,521
Percentage of equity capital acquired			53.11%
Net assets acquired			7,181
Cost of investment:			
Satisfied by cash			1,393
Negative goodwill arising on consolidation			(5,788)

Bank and other loans includes an amount of £1,181,000 as due to the Company. This eliminates on consolidation.

Negative goodwill comprises:

	$'000
Cost	
At 31 December 1999	–
Arising in the year	5,788
At 31 December 2000 and 31 December 2001	5,788
Amortisation	
At 31 December 1999 and 31 December 2000	–
Charged in the year	579
At 31 December 2001	579
Net book values	
At 31 December 1999	–
At 31 December 2000	5,788
At 31 December 2001	5,209

9 Intangible Assets

	$'000
Cost	
At 31 December 1999	–
Arising on acquisition	6,551
At 31 December 2000	6,551
Additions – Pioneer license	3
At 31 December 2001	6,554
Depreciation	
At 31 December 1999	–
Arising on acquisition	2,156
At 31 December 2000	2,156
Charge for the year	327
At 31 December 2001	2,483
Net book value	
At 31 December 1999	–
At 31 December 2000	4,395
At 31 December 2001	4,071

The Group's principal intangible assets are licences for the utilisation of the Pokrovskiy and Pioneer deposits. The license for the Pokrovskiy deposit was received in 1994. The Pokrovskiy deposit is currently in production. The Group won the tender for the Pioneer deposit in October 2000 and was granted the license in July 2001 at a cost of $6,000 ($3,000 was paid in 2000 and $3,000 was paid in January 2001). Surveying and exploration work began in June 2001.

10 Tangible Fixed Assets

Cost	*Buildings $'000*	*Machinery $'000*	*Plant and Vehicles $'000*	*Furniture, Fixtures, Fittings & Others $'000*	*Total $'000*
At 31 December 1999	–	–	–	–	–
Arising on acquisition	12,123	4,338	804	174	17,439
At 31 December 2000	12,123	4,338	804	174	17,439
Additions	–	6,275	3,101	103	9,479
Transfer from assets under construction	10,768	1,086	–	–	11,854
At 31 December 2001	22,891	11,699	3,905	277	38,772
Depreciation					
At 31 December 1999	–	–	–	–	–
Arising on acquisition	837	563	333	39	1,772
At 31 December 2000	837	563	333	39	1,772
Charge for the year	1,768	798	266	37	2,869
At 31 December 2001	2,605	1,361	599	76	4,641
Net book values					
At 31 December 1999	–	–	–	–	–
At 31 December 2000	11,286	3,775	471	135	15,667
At 31 December 2001	20,286	10,338	3,306	201	34,131

11 Assets under construction and equipment to be installed

	$'000
At 31 December 1999	–
Arising on acquisition	5,082
At 31 December 2000	5,082
Additions	7,949
Transfer to tangible fixed assets	(11,854)
At 31 December 2001	1,177

12 Investments

	1999 $'000	*2000 $'000*	*2001 $'000*
At the end of the year	–	1	2

The sole investment of the Company at 31 December 2001 was Pokrovskiy Rudnik. Pokrovskiy Rudnik is registered in the Russian Federation and is involved in gold mining. At 31 December 2001, the Company held 53.11 per cent. of the ordinary share capital of Pokrovskiy Rudnik.

The sole investment of Pokrovskiy Rudnik at 31 December 2001 was Olekminsky Rudnik. Olekminsky Rudnik is registered in the Russian Federation and was formed during the year ended 31 December 2001. Olekminsky Rudnik is involved in the preparatory stages of titanium mining. Pokrovskiy Rudnik owns 51 per cent. of the ordinary share capital of Olekminsky Rudnik. Olekminsky Rudnik has not been consolidated in the group accounts as the results and balances are not material to the group.

13 Stock and work in progress

	1999	*2000*	*2001*
	$'000	*$'000*	*$'000*
Work in progress	–	47	312
Finished goods	–	–	9
	–	47	321

Following a review by management, stocks of stores and spares at 31 December 2000 and 31 December 2001 have been written off.

The directors' estimate that the net realisable value of work in progress comprising leached ore and poor ore at 31 December 2001 is approximately $16.7 million.

14 Debtors

Amounts falling due within one year

	1999	*2000*	*2001*
	$'000	*$'000*	*$'000*
Prepayments	–	3,576	830
VAT recoverable	–	916	1,373
Owed by Pokrovskiy Rudnik	2,735	–	–
Other debtors	43	414	385
Loans issued	–	902	458
	2,778	5,808	3,046

Loans outstanding at 31 December 2001 comprised a loan of $332,000 issued to Amurenergo, a local supplier of electricity, and a loan of $126,000 to Olekminsky Rudnik, a subsidiary of Pokrovskiy Rudnik. Both loans are interest free.

Loans outstanding at 31 December 2000 largely comprised a loan of $794,000 to CJSC Yaiva, a former subsidiary of Pokrovskiy Rudnik and a loan of $89,000 to the Zeya Administration (local government). Both loans were interest free and repaid during 2001.

VAT recoverable represents amounts shown in the financial statements of Pokrovskiy Rudnik. The balance is not in agreement with the records of the relevant tax office, which records a liability due by Pokrovskiy Rudnik. Pokrovskiy Rudnik is in the process of reconciling this difference, which at 31 December 2001 amounts to approximately $2 million, with the tax office. The directors believe that no material adjustment to Pokrovskiy Rudnik's accounting records will be necessary as a result of this reconciliation.

15 Creditors, amounts falling due within one year

	1999	*2000*	*2001*
	$'000	*$'000*	*$'000*
Trade creditors and accruals	64	595	714
Finance lease liabilities (note 16)	–	–	292
Note payable	–	3,843	1,103
Short term loans and overdraft	238	1,540	2,020
Short term element of long term loans (note 17)	–	–	3,757
Other creditors including taxation and social security payable	–	1,035	1,066
	302	7,013	8,952

The loans represent short-term loans to the Company's subsidiary from banks and trading partners. Interest rates vary from 18 to 22 per cent. per annum.

16 Finance lease liabilities

	1999 $'000	2000 $'000	2001 $'000
Short term element	–	–	376
Finance charges allocated to future periods	–	–	(84)
	–	–	292
Due between 1 – 2 years	–	–	293
Due between 2 – 3 years	–	–	162
Finance charges allocated to future periods	–	–	(52)
	–	–	403
Total obligation	–	–	695

17 Long-term borrowings

	1999 $'000	2000 $'000	2001 $'000
Due in less than 1 year	–	–	3,757
Due between 1 – 2 years	–	9,741	3,665
Due between 2 – 3 years	–	–	7,327
	–	9,741	14,748
Short term element (note 15)	–	–	3,757
Long term element	–	9,741	10,991
	–	9,741	14,748

In September 2001 Pokrovskiy Rudnik was granted loan facilities by the Savings Bank of Russia ("Sberbank") of up to $15 million for the construction of a gold extraction factory. The company drew down $14,655,000 under the facility and applied it to repay existing loans from Zenit Bank, leaving a year end balance due to Zenit Bank of approximately $93,000.

The Sberbank loan is due for repayment in three instalments: 25 per cent. in September 2002, 25 per cent. in September 2003 and 50 per cent. in January 2004. Following drawdown, the loan is treated as rouble denominated and bears interest at 22 per cent. It is secured on buildings and equipment owned by Pokrovskiy Rudnik. Shares in Pokrovskiy Rudnik (including the Company's holding) have also been pledged as security. In addition, Sberbank has been granted the exclusive right to buy 2,250 kg of gold per annum from Pokrovskiy Rudnik.

18 Called Up Equity Share Capital

	No.	$'000
Authorised		
"A" Ordinary shares of £1 each		
1 January 1999 and 31 December 1999, 2000 and 2001	3,000,000	4,800
"B" Ordinary shares of £0.01 each		
1 January 1999 and 31 December 1999	–	–
Created on 14 November 2000	200,000	3
31 December 2000 and 2001	200,000	3

	No.	$'000
Allotted, called up and fully paid		
A Ordinary shares of £1 each		
1 January 1999 and 31 December 1999	187,553	306
Issued on 29 June 2000 at $9.597 per share for cash	2,605	4
Issued on 16 November 2000 at $9.60 per share for cash	45,858	65
31 December 2000	236,016	375
Issued on 24 December 2001 at $105.30 per share for cash	9,500	14
31 December 2001	245,516	389
"B" Ordinary shares of £0.01 each		
1 January 1999 and 31 December 1999	–	–
Issued on 16 November 2000 at £0.01 per share for cash	144,984	2
31 December 2000 and 2001	144,984	2
Total		
31 December 1999		306
31 December 2000		377
31 December 2001		391

"B" Ordinary shares do not rank for dividends but, in all other respects, rank *pari passu* with the "A" Ordinary shares.

19 Equity Shareholders' Funds

	1999 $'000	2000 $'000	2001 $'000
Opening balance	2,271	2,480	2,528
Issue of share capital	–	468	1,000
Profit/(loss) for the year	209	(420)	4,403
At the end of the year	2,480	2,528	7,931

The availability of the group's reserves for distribution will be determined, to the extent that they include reserves held in Pokrovskiy Rudnik, by applicable legislation in the Russian Federation and in accordance with Pokrovskiy Rudnik's statutory financial statements. Pokrovskiy Rudnik's statutory financial statements are prepared in accordance with RAR. These differ significantly from UK GAAP. The distributable reserves of the group may therefore differ significantly from the figure shown above. At 31 December 2001 the retained earnings of Pokrovskiy Rudnik available for distribution were RUR 392 million ($13.0 million) of which RUR 208 million ($6.9 million) are attributable to the group.

Further details of country risks associated with the Russian Federation are set out in note 25.

20 Minority Interests

	1999 $'000	2000 $'000	2001 $'000
Opening balance	–	–	6,340
Minority interest in equity of acquired subsidiary undertakings	–	6,340	–
Minority interest in net profit of subsidiary undertakings	–	–	4,283
At the end of the year	–	6,340	10,623

All minority interests are equity interests.

21 Related Party Transactions

Peter Hambro PLC, which is considered a related party due to Mr P.C.P. Hambro's 51 per cent. holding in that company, charged the Company in the year ended 31 December 2001 $287,500 (2000: $47,000; 1999 – $nil) for management and accommodation. The directors believe this to be the market value of the services. The balance outstanding at 31 December 2001 was $118,541 (2000: $nil; 1999: $nil).

During the year ended 31 December 2001, Pokrovskiy Rudnik paid loan interest of $1,100 to Peter Hambro PLC. The outstanding balance of this loan at 31 December 2001 was $nil.

During the year ended 31 December 2001 Pokrovskiy Rudnik paid interest of $4,000 to H & H Mining Limited in which Peter Hambro PLC has a 100 per cent. holding. The outstanding balance of this loan at 31 December 2001 was $50,000.

During the year ended 31 December 2001 the Group provided finance of $126,000 to Olekminsky Rudnik, which is a subsidiary of the Company and received repayment of loans made to former subsidiaries (see note 14).

22 Cash Flows from Operating Activities

	1999 $'000	2000 $'000	2001 $'000
Cash received from customers	–	–	23,721
Cash paid to suppliers and employees	–	–	(4,904)
Other proceeds	56	1,622	550
Other expenses	(76)	(647)	(4,445)
Exchange difference	–	–	293
Net cash (outflow)/inflow from operating activities	(20)	975	15,215

23 Reconciliation of Cash Flow to Net Cash

Analysis of balances as shown in the balance sheet and changes during the year:

	1999 $'000	2000 $'000	2001 $'000
Cash at the beginning of the year	24	4	410
Cash flows for the year	(20)	406	951
Cash at the end of the year	4	410	1,361

24 Post Balance Sheet Events and Capital Reorganisation

On 25 February 2002, the name of the company was changed to Eponymousco Limited.

On 8 April 2002, the directors of JSC Pokrovskiy Rudnik have declared a dividend, subject to ratification by shareholders, of an amount representing some 75 per cent. of the distributable profits of JSC Pokrovskiy Rudnik as at 31 December 2001. This dividend, which is not referred to in note 26 below, is payable to holders of shares in JSC Pokrovskiy Rudnik on the register on 14 April 2002.

On 17 April 2002, Peter Hambro Mining PLC acquired the entire issued share capital of the Company pursuant to a share exchange agreement, whereby the Company became a wholly-owned subsidiary undertaking of Peter Hambro Mining PLC.

25 Russian Federation – country risk

Due to the location of substantially all the group's business activity in the Russian Federation, the group faces significant exposure to the Russian business environment.

Over recent years, the Russian economy has suffered from significant instability that has been accompanied by high levels of inflation and a decline in the value of the rouble. In addition, tax and currency control regulations are in a state of flux and may be subject to differing interpretations by various governmental bodies. Fines and penalties for error and omissions may be significant. These factors create risks that would not be normal in a country with a more developed market economy.

Despite improvements since the 1998 financial crisis, uncertainty remains in the Russian Federation as to the future direction of domestic policy, regulatory policy and political developments. The directors are unable to predict what changes in conditions will take place in the future and what effect they might have on the financial position of the group or its ability to remit earnings to the UK.

26 Pokrovskiy Rudnik

The Company has one directly-owned subsidiary, Pokrovskiy Rudnik, a company incorporated in the Russian Federation. At 31 December 1999, PHML owned 21.69 per cent. of Pokrovskiy Rudnik. It acquired a further 31.42 per cent. of Pokrovskiy Rudnik during the year ended 31 December 2000 bringing the total holding to 53.11 per cent.

The Company did not equity account for the results of Pokrovskiy Rudnik during 2000 on the grounds that reliable information was not available. As from 31 December 2000 the results and balances of Pokrovskiy Rudnik have been consolidated.

The principal activity of Pokrovskiy Rudnik is the mining and production of gold.

Pokrovskiy Rudnik itself had two subsidiaries, both incorporated in the Russian Federation, at 31 December 2000: – ZAO Chikman (50 per cent.) and CJSC Yaiva (100 per cent.). These companies were involved in exploration and experimental mining of diamond deposits in the Perm Province of the Russian Federation. Industrial production has not yet commenced. Both of these subsidiaries were disposed of during 2001. During 2001 Pokrovskiy Rudnik subscribed for 51 per cent. of the share capital of Olekminsky Rudnik, a company incorporated in the Russian Federation. Olekminsky Rudnik is involved in exploring for titanium deposits.

The results and balance of Pokrovskiy Rudnik's subsidiaries have been excluded from consolidation on the grounds that they are not material to the group.

Pokrovskiy Rudnik maintains its primary books and records in roubles in accordance with accounting principles and practices mandated by Russian Accounting Regulations (RAR). These regulations encompass significant departures from the UK Companies Act 1985. The accounts of Pokrovskiy Rudnik for the years ended 31 December 1999 and 2000 ("the Russian" accounts) were drawn up in accordance with RAR and audited by limited liability company, Audit Proekt, a Russian firm licensed to carry out audits.

26 Pokrovskiy Rudnik (continued)

The following summary financial information on Pokrovskiy Rudnik, which, apart from the balance sheet as at 31 December 2000, is not included in the consolidated financial information set out in this Part IV A of the Prospectus, is extracted from the Russian accounts without adjustment, but translated into $ at the following rates of exchange, being those ruling at the balance sheet or average rates for the year, as appropriate.

	$	*Rouble*
1999 Average	1	24.67
31 December 1999	1	27.00
2000 Average	1	28.13
31 December 2000	1	28.16

Profit and loss accounts

	Year ended 31 December	
	1999	*2000*
	$'000	*$'000*
Sales	1,421	12,590
Cost of sales	(1,253)	(6,044)
Gross profit	168	6,546
Other operating items	226	(153)
Expenses not connected with production (including exchange rate movements)	(4,882)	(3,428)
Interest receivable	–	105
(Loss)/Profit before taxation	(4,488)	3,070
Taxation	(187)	8
(Loss)/Profit for the year	(4,675)	3,078

26 Pokrovskiy Rudnik (continued)

Balance Sheets

	As at 31 December	
	1999	*2000*
	$'000	*$'000*
Fixed assets		
Intangible fixed assets	5,020	4,493
Tangible fixed assets	4,475	7,232
Assets in course of construction	1,785	6,630
Investments	–	973
	11,280	19,328
Current assets		
Stocks	258	1,140
Prepayments	218	734
Trade and other debtors	332	1,448
Investments	90	883
Loans	2,548	–
Cash at bank and in hand	70	408
	3,516	4,613
Total assets	14,796	23,941
Capital and reserves		
Share capital	768	2,868
Additional capital	4,600	315
Other reserves	–	153
Profit and loss account	(4,571)	2,745
Shareholders' equity	797	6,081
Long term liabilities		
Bank and other loans	3,508	10,922
Current liabilities		
Bank and other loans	4,434	1,541
Trade and other creditors	6,057	5,397
	10,491	6,938
Total shareholders' equity and liabilities	14,796	23,941

We have not audited the above figures derived from the Russian accounts, and express no opinion on them.

Yours faithfully,

Moore Stephens
Chartered Accountants
Registered Auditors

PART B

FINANCIAL INFORMATION ON THE COMPANY

The following is the text of an accountants' report on the Company by Moore Stephens, the reporting accountants.

MOORE STEPHENS
CHARTERED ACCOUNTANTS

St. Paul's House,
Warwick Lane,
London EC4P 4BN

The Directors,
Peter Hambro Mining PLC,
7 Eccleston Street,
Belgravia,
London SW1W 9LX

The Directors,
Canaccord Capital (Europe) Limited,
1st Floor, Brook House,
27 Upper Brook Street,
London W1K 7QF

23 April 2002

Dear Sirs,

PETER HAMBRO MINING PLC

We report in connection with the prospectus issued by Peter Hambro Mining PLC ("the Company") dated 23 April 2002 ("the Prospectus"). In accordance with our instructions, we report on the financial information set out below relating to the Company. This financial information has been prepared for inclusion in the Prospectus.

The financial information does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (as amended).

Basis of Preparation

The Company was incorporated on 20 December 2001 with the name Excelsior Corporation PLC. On incorporation the Company had an authorised share capital of £50,000 divided into 50,000 Ordinary shares of £1 each, of which 2 Ordinary shares of £1 each were issued at par for cash.

On 14 March 2002, the Company changed its name to Peter Hambro Mining PLC and increased its authorised share capital from £50,000 to £1,000,000 by the creation of 948,000 Ordinary Shares of £1 each and 200,000 B Shares of £0.01 each. On the same date, the existing Ordinary shares of £1 each were re-designated A Ordinary shares of £1 each.

On 17 April 2002, the Company entered into an agreement to acquire the whole of the issued share capital of Eponymousco Limited (formerly Peter Hambro Mining Limited), which company holds 53.11 per cent. of the issued share capital of JSC Pokrovskiy Rudnik (a company incorporated in the Russian Federation) in consideration for the issue of 245,514 A Ordinary Shares of £1 each, and 144,984 B Shares of £0.01 each.

On 17 April 2002, the Company was granted a certificate to trade under Section 117 Companies Act 1985.

On 19 April 2002, the Company acquired a further 2 per cent. shareholding in JSC Pokrovskiy Rudnik in consideration for the issue of 8,971 A Ordinary shares of £1 each.

Save for the above transactions, the Company has not traded, has not made up any accounts for presentation to its members and has not declared or paid any dividends. For the purpose of the Prospectus, an audited balance sheet of the Company hasd been prepared as at 31 March 2002, the latest practicable date.

The Company will incur expenses relating to the proposed placing as described in the Prospectus. The expenses are not accrued in the balance sheet as at 31 March 2002 set out below and accordingly, no profit and loss account for the period from incorporation to 31 March 2002 is required to be presented.

Responsibility

The financial information is the responsibility of the directors of the Company who approved its issue.

The directors of the Company are responsible for the contents of the Prospectus in which this report is included.

It is our responsibility to form an opinion on the financial information set out below, and to report our opinion to you.

Basis of Opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Company as at 31 March 2002.

Consent

We consent to the inclusion in the Prospectus of this report and accept responsibility for this report for the purposes of paragraph 45(8)(b) of Schedule 1 to the Public Offers of Securities Regulations 1995.

Financial Information

Balance Sheet as at 31 March 2002

	Note	£
Current assets		
Cash		2
		2
Capital and Reserves		
Share capital	2	2
Total shareholders' funds		2

Notes to the Financial Information

1 Accounting policies

(a) *Accounting Convention*

The financial information has been prepared under the historical cost convention, on the going concern basis, and in accordance with applicable accounting standards in the United Kingdom.

2 Called up share capital

	No.	£
Authorised		
A Ordinary shares of £1 each	998,000	998,000
B Ordinary shares of £0.01 each	200,000	2,000
		1,000,000
Issued, called up and fully paid		
A Ordinary shares of £1 each	2	2

3 Post balance sheet events

On 17 April 2002, the Company entered into an agreement to acquire the whole of the issued share capital of Eponymousco Limited (formerly Peter Hambro Mining Limited), which company holds 53.11 per cent. of the issued share capital of JSC Pokrovskiy Rudnik (a company incorporated in the Russian Federation).

On 19 April 2002, the Company acquired a further 2 per cent. shareholding in JSC Pokrovskiy Rudnik in consideration for the issue of 8,971 A Ordinary shares of £1 each in the Company.

Yours faithfully,

Moore Stephens
Chartered Accountants
Registered Auditors

PART V

ADDITIONAL INFORMATION

1 The Company

1.1 The Company was incorporated on 20 December 2001 in England and Wales under the Act with the registered number 4343841 under the name Excelsior Corporation PLC. On 25 February 2002 the Company changed its name to Peter Hambro Mining PLC. The Registrar of Companies issued the Company with a certificate to commence business and borrow pursuant to section 117 of the Act on 17 April 2002.

1.2 The principal legislation under which the Company operates is the Act and regulations made thereunder.

1.3 The liability of the members of the Company is limited.

2 Share Capital

2.1 The Company was incorporated with an authorised share capital of £50,000 divided into 50,000 ordinary shares of £1 each of which two were issued to the subscribers to the memorandum of association.

2.2 By a special resolution passed on 14 March 2002, the Company resolved that:

(a) the authorised share capital of the Company be increased from £50,000 to £1,000,000 by the creation of 948,000 A Shares of £1 each and 200,000 B Shares of £0.01 each in the capital of the Company with such rights, privileges and restrictions as are set out in the new Articles of Association of the Company to be adopted by the resolution below;

(b) each of the existing authorised ordinary shares of £1 each, both issued and unissued, be converted into one A Share of £1 each;

(c) immediately upon Admission each of the A Shares shall be sub-divided and converted into 100 Ordinary Shares of £0.01 each and each of the B Shares shall be converted into one Ordinary Share of £0.01 each;

(d) the Directors be and are hereby generally and unconditionally authorised in accordance with section 80 of the Act (and in substitution of any existing authority to allot relevant securities) to exercise all the powers of the Company to allot relevant securities (as defined in section 80(3) of the Act) of the Company up to the aggregate nominal amount of £999,998 provided that this authority shall expire on 25 February 2007 (unless and to the extent that such authority is revoked, varied or extended by the Company in general meeting prior to such date);

(e) new articles of association in the form produced to the meeting be adopted as the articles of association in substitution for and to the exclusion of all the existing articles of association thereof; and

(f) the Directors be and are hereby empowered, pursuant to section 95(1) of the Act to allot and make offers or agreements to allot equity securities (as defined in section 94(2) of the Act) pursuant to the authority given in accordance with section 80 of the Act by this resolution as if section 89(1) of the Act did not apply in respect of the allotment of equity securities:

(i) in connection with or the subject of an offer or invitation, including a rights issue or open or equivalent offer to holders of Ordinary Shares and such other equity securities of the Company as the Directors may determine on the register on a fixed record date in proportion (as nearly as may be) to their respective holdings of such securities or in accordance with the rights attached thereto, the terms of which may contain such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory or otherwise;

(ii) pursuant to any share option scheme adopted by the Company;

(iii) otherwise than pursuant to (i) and (ii) above up to a nominal value of £35,000;

provided that such power shall expire on 30 June 2003 or, if earlier, at the conclusion of the Annual General Meeting of the Company in 2003, except that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offers or agreements as if the power had not expired and all authorities previously conferred under section 95 of the Act be and are hereby revoked, but such revocation shall not have retrospective effect.

2.3 By a special resolution passed on 17 April 2002, the Company resolved that:

(a) the implementation of the Share Exchange Agreement be approved for the purposes of section 320 of the Act;

(b) transactions set out in certain agreements for the acquisition by the Company of JSCP shares in which any Director is interested be approved for the purposes of section 320 of the Act;

(c) the proforma Share Exchange Agreement be approved and any Director be authorised to sign it on behalf of the Company;

(d) the Articles be adopted;

(e) that the Directors be empowered pursuant to s.95(2) of the Act to allot and make offers or agreements to allot equity securities (as defined in s.94(2) of the Act) pursuant to the authority given in accordance with s.80 of the Act by way of the special resolution passed on 14 March 2002 as if s.89(1) of the Act did not apply to any such allotment, provided that such power shall be restricted to the issue of equity securities:

(i) in connection with or the subject of an offer, invitation, including a rights issue or open or equivalent offer to holders of Ordinary Shares and such other equity securities of the Company as the Directors may determine on the register on a fixed record date in proportion (as nearly as may be) to their respective holdings of such securities or in accordance with the rights attached thereto, the terms of which may contain such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory or otherwise;

(ii) pursuant to the Placing and the Acquisition Agreements;

(iii) pursuant to any share option scheme adopted by the Company and the PHML Share Arrangement; and

(iv) otherwise than pursuant to sub-clauses (i), (ii) and (iii) above up to a nominal value of £35,000;

provided that such power shall expire at the conclusion of the Annual General Meeting of the Company in 2003, or, if earlier, on the date falling 18 months after the passing of this Resolution (the "Section 89 Period") except that the Company may before the expiry of the Section 89 Period make offers or agreements which would or might require equity securities to be allotted after the expiry of the Section 89 Period and the Directors may allot equity securities in pursuance of such offers or agreements as if the power has not expired and all authorities previously conferred under s.95 of the Act be and are hereby revoked, but such revocation will not have retrospective effect.

2.4 The provisions of section 89(1) of the Act (which, to the extent not disapplied pursuant to section 95 of the Act), confer on shareholders rights of pre-emption in respect of the allotment of securities which are, or are to be, paid up in cash, apply to the authorised but unissued share capital of the Company to the extent not disapplied as described in this paragraph 2. Subject to certain limited exceptions, unless the approval of Shareholders in a general meeting is obtained, the Company must normally offer Ordinary Shares to be issued for cash to holders of existing Ordinary Shares on a *pro rata* basis.

2.5 On 17 April 2002, 245,514 A Shares of £1.00 each and 144,984 B Shares of £0.01 each were issued pursuant to the Share Exchange Agreement. These will convert into an aggregate of 24,696,584 Ordinary Shares upon Admission.

2.6 On 18 April 2002 the Company issued 8,971 A Shares to Cullen pursuant to an agreement for which the consideration was Cullen's beneficially held ownership of a 2 per cent. shareholding in JSCP. These will convert into an aggregate of 897,100 Ordinary Shares upon Admission.

2.7 Apart from the allotments referred to in this paragraph 2, since incorporation no capital of the Company has been allotted for cash or for consideration other than cash.

2.8 If the Acquisition Agreement becomes unconditional and are implemented this will result in the issue of a further 9,246,318 new Ordinary Shares.

2.9 Further Ordinary Shares may fall to be issued pursuant to the PHML Share Arrangement as referred to in paragraph 8.9 below and also pursuant to the Canaccord option agreement summarised in paragraph 9.1(g) below.

3 Memorandum and Articles of Association

3.1 The memorandum of association of the Company provides that the Company's principal objects are to carry on business as a general commercial company. The objects of the Company are set out in full in clause 4 of its Memorandum of Association which is one of the documents available for inspection at the address specified in paragraph 14(a) of this Part V.

The Articles contain provisions, *inter alia*, to the following effect:

(a) **Voting Rights** Subject to the provisions of the Act, to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to the Articles, at any general meeting every member who is present in person shall on a show of hands have one vote and every member present in person or by proxy shall on a poll have one vote for every share of which he is the holder unless a poll is duly demanded. In the case of joint holders, the vote of the senior (determined by the order in which the names of the holders stand in the Register) who tenders a vote, whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders.

A corporation which is a member may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. Any person so authorised shall be entitled to exercise the same powers on behalf of the corporation as the corporation could exercise if it were an individual member. The corporation shall be deemed to be present in person at any such meeting if a person so authorised is present at it. A certified copy of the resolution authorising such person or such other evidence of his authority may be required before he is permitted to exercise his powers.

Unless the Board otherwise determines, no member is entitled to vote at a general meeting or at any separate meeting of the holders of any class of shares, either in person or by proxy, or to exercise any other right or privilege as a member in respect of a share held by him unless and until all calls or other sums presently due and payable by him in respect of that share whether alone or jointly with any other person together with an interest and expenses (if any) have been paid to the Company.

(b) **Failure to disclose interests in shares** If a member, or any other person appearing to be interested in shares held by that member, has been issued with a notice pursuant to section 212 of the Act and has failed in relation to any shares ("the default shares", which expression includes any shares issued after the date of such notice in right of those shares) to give the Company the information thereby required within 28 days from the service of the notice, unless the Board otherwise determines, the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or

poll. Where the default shares represent at least 0.25 per cent. in nominal value of the issued shares of their class, any dividend or other moneys payable in respect of the shares shall be withheld by the Company and the member shall not be entitled to elect to receive shares instead of that dividend. No transfer other than an excepted transfer of any shares held by the member shall be registered unless the member is not himself in default as regards supplying the information required and the member proves to the satisfaction of the Board that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

(c) **Dividends** Subject to the provisions of the Act and of the Articles, the Company may by ordinary resolution declare dividends to be paid to members according to their respective rights and interests in the profits of the Company. However, no dividend shall exceed the amount recommended by the Board.

Subject to the provisions of the Act, the Board may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appears to the Board to be justified by the profits of the Company available for distribution. If at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends on shares which rank after shares conferring preferential rights with regard to dividends as well as shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrears.

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the shares on which the dividend is paid. If cheques, warrants or orders for dividends or other sums payable in respect of a share sent by the Company to the person entitled to them are returned of left uncashed on two consecutive occasions or, following one occasion, reasonable enquiries have failed to establish any new address to be used for the purposes of delivery, the Company shall not be obliged to send any dividends or moneys payable to that person until he notifies the Company of an address for that purpose.

The Board may, with the authority of an ordinary resolution of the Company, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways. Where any difficulty arises in regard to such distribution, the Board may settle it as it thinks fit.

The Board may also, with the prior authority of an ordinary resolution of the Company and subject to such conditions as the Board may determine, offer to holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of the whole (or some part, to be determined by the Board) of any dividend specified by the ordinary resolution.

Unless the Board otherwise determines, the payment of any dividend or other money that would otherwise be payable in respect of ordinary shares will be withheld if such shares represent at least 0.25 per cent. of their class and the holder, or any other person appearing to be interested in those shares, has been duly served with a notice under section 212 of the Act and has failed to supply the information required by such notice within 28 days. Furthermore such a holder shall not be entitled to elect to receive ordinary shares instead of a dividend.

(d) **Distribution of assets on a winding-up** If the Company is wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by law, divide among the members *in specie* the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the dividend shall be carried out as between the members or different classes of members or vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as he with the like sanction shall determine, but no member shall be compelled to accept any assets on which there is a liability. Any such division may be otherwise than in accordance with the existing rights of the members, though will be subject to section 110 of the Insolvency Act 1986.

(e) **Unclaimed dividends** No dividend or other monies payable in respect of a share shall bear interest as against the Company unless otherwise provided by the rights attached to the share. All dividends, interest or other sum payable and unclaimed for 12 months after having become payable may be used by the Directors for the benefit of the Company until claimed. All dividends unclaimed for a period of 12 years after having been declared or become due for payment shall (if the Board so resolves) be forfeited and shall cease to remain owing by the Company and belong to the Company absolutely.

(f) **Transfer of Shares** All transfers of shares shall be effected in writing in any usual or in any form approved by the Board. The instrument of transfer shall be signed by or on behalf of the transferor and (in the case of a transfer of share which is not fully paid up) by or on behalf of the transferee. The transferor is deemed to remain the holder of the share until the name of the transferee is entered on the register of members. The Board may, in its absolute discretion and without giving any reason, refuse to register any transfer of share (or renunciation of a renounceable letter of allotment) unless:

(i) it is in respect of a share which is fully paid up;

(ii) it is in respect of only one class of share;

(iii) it is in favour of a single transferee or not more than four joint transferees;

(iv) it is duly stamped (if so required); and

(v) it is delivered for registration to the registered office for the time being of the Company or such place as the Board may determine, accompanied (except in the case of a transfer by a recognised person where a certificate has not been issued or in the case of renunciation) by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so;

provided that the Board shall not refuse to register any transfer or renunciation of partly paid shares which are listed on the London Stock Exchange on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis.

Unless the Board otherwise determines, a transfer of shares will not be registered if the transferor or any other person appearing to be interested in the transferor's shares has been issued with a notice under section 212 of the Act, has failed to supply the information required by such notice within 28 days and the shares in respect of which such notice has been served represent at least 0.25 per cent. of their class, unless the member is not himself in default as regards supplying the information required and proves to the satisfaction of the Board that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer, or unless such transfer is by way of acceptance of a takeover offer, in consequence of a sale on a recognised stock exchange or a sale to an unconnected party.

(g) **Variation of Rights** If at any time the share capital of the Company is divided into shares of different classes, any of the of rights for the time being attached to any share or class of shares in the Company (and notwithstanding that the Company may be or be about to be in liquidation) may be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class duly convened and held the Board thinks fit, whether or not the business to be transacted involves a variation or abrogation of class rights. The quorum at every such meeting shall be not less than two persons holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class. Every holder of shares of the class, present in person or by proxy, may demand a poll. Each such holder shall on a poll be entitled to one vote for every share of the class held by him. If at any

adjourned meeting such quorum is not present, not less than one person holding shares of the class who is present in person or by proxy shall be a quorum.

Subject to the terms of issue of or rights attached to any shares, the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by the creation or issue of any new shares ranking *pari passu* in all respects (save as to the date from which such new shares shall rank for dividend) with or subsequent to those already issued or by the reduction of the capital paid up on such shares or by the purchase or redemption by the Company of its own shares in accordance with the provisions of the Act and the Articles.

(h) **Borrowing powers** The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital and, subject to the provisions of the Act, to create and issue debenture and other loan stock and debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. The Board shall restrict the borrowings of the Company and shall exercise all voting and other rights and powers of control exercisable by the Company in respect of its subsidiary undertakings so as to procure (as far as it can in relation to its subsidiary undertakings) that the aggregate principal amount outstanding in respect of moneys borrowed by the Group does not at any time, without previous sanction of an ordinary resolution of the Company, exceed £175 million.

(i) **Changes in capital** The Company in general meeting may from time to time by ordinary resolution increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes, consolidate and divide all or any of its share capital into shares of larger amount than its existing shares, cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled and, subject to the provisions of the Act, sub-divide its shares, or any of them into shares of smaller amount, and may by such resolution determine that, as between the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares. The Company may also subject to the provisions of the Act and to any rights for the time being attached to any shares, by special resolution reduce its share capital or any capital redemption reserve or share premium account in any way. The Company may, subject to the provisions of the Act and to any rights for the time being attached to any shares, purchase any of its own shares of any class (including any redeemable shares). Any shares to be so purchased may be selected in any manner whatsoever.

(j) **Issue of Shares** Subject to the provisions of the Act and to any special rights for the time being attached to any existing shares, any shares may be allotted or issued with or have attached to them such preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, transfer, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the Board may determine, and any share may be issued which is, or is liable to be, redeemed at the option of the Company or the holder in accordance with the Articles. Subject to the Act and to any relevant authority of the Company in general meeting required by the provisions of the Act, the unissued shares at the date of adoption of the Articles and any shares created thereafter shall be at the disposal of the Board.

(k) **Remuneration of Directors** The Directors (other than alternate Directors) shall be entitled to receive by way of fees for their services as Directors such sum as the Board may from time to time determine (not exceeding £150,000 per annum in aggregate, or such sum as the Company in general meeting shall from time to time determine). Such sum (unless otherwise directed by the resolution of the Company by which it is voted) shall be divided among the Directors in such proportions and in such manner as the Board may determine or, in default of such determination, equally. Any fees payable under the Articles shall be distinct from any salary, remuneration or other amounts payable to a Director.

The Directors are entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by them in or about the performance of their duties as Directors.

The salary or remuneration of any Director appointed to hold any employment or executive office may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the Board, and may be in addition to or in lieu of any fee payable to him for his services as Director.

(l) **Pensions and gratuities for Directors** The Board may exercise all the powers of the Company to establish, maintain, subscribe and contribute to pensions, other retirement or superannuation benefits, death or disability benefits or other allowances or gratuities for persons who are or were directors or employees of any company in the Group and their relatives or dependants.

(m) **Directors' interests in contracts** Subject to the provisions of the Act and provided that his interest is disclosed at a meeting of the Board in accordance with the Articles, a Director, notwithstanding his office, may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested, may hold any other office or place of profit under the Company (except that of auditor of the Company or of a subsidiary of the Company) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity for the Company, and in any such case on such terms as to remuneration and otherwise as the Board may arrange, may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any company promoted by the Company or in which the Company is otherwise interested or as regards which the Company has any powers of appointment and shall not be liable to account to the Company for any profit, remuneration or other benefit realised by any such office, employment, contract, arrangement, transaction or proposal. No such contract, arrangement, transaction or proposal shall be avoided on the grounds of any such interest or benefit.

(n) **Restrictions on Directors' voting** Save as provided in the Articles, a Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board or of a committee of the Board concerning any contract, arrangement, transaction or any other proposal whatsoever to which the Company is or is to be a party and in which he has an interest which (together with any interest of any person connected with him within the meaning of section 346 of the Act) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company, unless the resolution concerns any of the following matters:

(i) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(ii) the giving of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) any proposal concerning any other body corporate in which he (together with persons connected with him) does not to his knowledge have an interest (as the term is used in Part VI of the Act) in one per cent. or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of such body corporate;

(v) any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege

or benefit not generally awarded to the employees to whom such arrangement relates; or

(vi) any proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors.

A Director shall not vote or be counted in the quorum on any resolution of the Board or committee of the Board concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of any office or place of profit with the Company or any company in which the Company is interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of his appointment or its termination) of two or more Directors to offices or places of profit with the Company or any company in which the Company is interested, such proposals may be divided and a separate resolution considered in relation to each Director. In such case each of the Directors concerned (if not otherwise debarred from voting under the Articles) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

If any question arises at any meeting as to the materiality of a Director's interest (other than the Chairman's interest) or as to the entitlement of any Director (other than the Chairman) to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be referred to the Chairman of the meeting. The Chairman's ruling in relation to the Director shall be final and conclusive, except in a case where the nature or extent of the interest of the Director concerned (so far as it is known to him has not been fairly disclosed to the Board).

If any question arises at any meeting as to the materiality of the Chairman's interest or as to the entitlement of the Chairman to vote and be counted in the quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be decided by resolution of the Directors or committee members present at the meeting (excluding the Chairman) whose majority vote shall be final and conclusive.

(o) **Age of Directors** The Articles do not require a Director to vacate his office on or by reason of his attaining or having attained the age of 70 and accordingly no special notice is required by any resolution appointing or approving the appointment of such a Director.

(p) **Number of Directors** Unless and otherwise determined by an ordinary resolution of the Company, the number of Directors (other than alternate Directors) shall not be subject to any maximum but shall not be less than two.

(q) **Directors' appointment and retirement by rotation** Directors may be appointed by the Company by ordinary resolution or by the Board. If appointed by the Board, a Director holds office only until the next annual general meeting and shall not be taken into account in determining the number of Directors who are to retire by rotation. A director shall not be required to hold any shares in the Company.

At each annual general meeting of the Company one-third of the Directors who are subject to retirement by rotation will retire by rotation and be eligible for re-election. Subject to the Act and to the Articles, the Directors to retire will, first, be any Director who wishes to retire and not offer himself for re-election and secondly, will be those who have been longest in office since their last appointment or re-appointment, but as between those who have been in office an equal length of time, those to retire shall (unless they otherwise agree) be determined by lot.

(r) **Untraced shareholders** Subject to the Articles, the Company may sell any shares in the Company registered in the name of a member remaining untraced for 12 years who fails to communicate with the Company following advertisement of an intention to make such a disposal. Until the Company can account to the member, the net proceeds of sale may either be employed in the business of the Company or invested in whatever investments as the Board sees fit, in either case at the discretion of the Board. The proceeds will not carry interest.

3.2 **CREST**

3.2.1 Any shares in the Company may be issued, held, registered, converted to, transferred or otherwise dealt with in uncertificated form and converted from uncertificated form to certificated form in accordance with the Regulations and practices instituted by the operator of the relevant system. Any provisions of the Articles shall not apply to any uncertificated shares to the extent such provisions are inconsistent with:

(a) the holding of shares in uncertificated form;

(b) the transfer of the title to shares by means of a relevant system; or

(c) any provision of the Regulations.

3.2.2 Subject to the CRESTCo Regulations and facilities and requirements of the relevant system the Board may, in its absolute discretion, determine the manner in which conversion of certificated shares into uncertificated shares may be made.

3.2.3 The Articles contain other provisions in respect of transactions with the shares in the Company in uncertificated form and generally provide for the modifications of certain provisions of the Articles so that they can be applied to transactions with shares in the Company in uncertificatable form.

4 Directors' and Other Interests

4.1 The interests of the Directors and their immediate families and of persons connected with the Directors within the meaning of section 346 of the Act, in the share capital of the Company, as at the date of this document (which have been notified to the Company pursuant to sections 324 to 328 of the Act, are required to be entered into the register of Directors' interests maintained under section 325 of the Act or which could, with reasonable diligence, be ascertained by the Directors) and as they are expected to be immediately following Admission and the Placing are as follows:

	At the date of this document A Shares		*Post Admission and Placing*	
	Number	*per cent.*	*Ordinary Shares*	*per cent.*
Peter Hambro [A]	80,398	31.60	8,039,800	29.14
Dr Pavel Maslovsky [B]	95,077	37.36	8,452,684	30.63
Philip Leatham	–	–	–	–
Sir Rudolph Agnew	–	–	–	–
Jay Hambro	–	–	–	–
Alexei Maslovsky	–	–	–	–

A This figure includes the holdings of the following companies in which Peter Hambro is interested showing their pre-Admission holdings: Peter Hambro plc (10,083 A Shares), H & H Mining (Investments) Ltd (30,338 A Shares) and Mining Investors Limited (39,977 A Shares).

B This figure includes the holdings of the following companies in which Pavel Maslovsky is interested, showing their pre-Admission holdings: Precious Metal Investments Limited ("PMIL") (26,838 A Shares) and Millennium Implementation Limited (22,381 A Shares). Pavel Maslovsky also owns 144,984 B Shares, which will convert into 144,984 Ordinary Shares upon Admission and which carry no right to payment of dividends but rank *pari passu* with the A Shares for voting. There are no other B Shares in issue. The post-Admission figure reflects the sale by PMIL of 1,200,000 Sale Shares pursuant to the Placing.

The Ordinary Shares comprising the Directors' interests set out above, will be held immediately following Admission, directly and indirectly by the Directors concerned.

Certain of the Directors are to be participants in the PHML Share Arrangement as set out in paragraph 8.9 below.

If the Acquisition Agreement becomes unconditional and is implemented, this would result in the issue of between 6,164,212 and 9,246,318 further Ordinary Shares to Pavel Maslovsky or companies associated with him.

Save as disclosed in this paragraph 4.1, no Director nor any member of their respective immediate families, nor any person connected with them within the meaning of section 346 of the Act, is interested in any share capital of the Company.

4.2 No loan or guarantee has been granted or provided by the Company to any Director or any person connected with them.

4.3 Save as disclosed in this document none of the Directors has or has had any interest in transactions effected by the Company since its incorporation which are or were unusual in their nature or conditions or which are or were significant to the business of the Company.

4.4 Save as disclosed in paragraph 4.1, the Company is only aware of the following persons who, at the date of this document and following Admission and the Placing (disregarding any Ordinary Shares to be subscribed or acquired pursuant to the Placing) directly or indirectly, jointly or severally, hold or will hold 3 per cent. or more of the ordinary share capital of the Company or exercise or could exercise control over the Company:

	At the date of this document		*Post Admission and Placing*	
	A Shares	*per cent.*	*Ordinary Shares*	*per cent.*
G. Robert Durham	15,274	6.0	1,100,000	3.99
Chimera Investments Ltd	12,000	4.72	–	–
Morstan Nominees Ltd	11,227	4.41	–	–
Merrill Lynch World Mining Trust PLC	9,500	3.73	950,000	3.44
Cullen	8,971	3.53	–	–

Save as disclosed above, the Company is not aware of any person who, immediately following Admission and the Placing, will, directly or indirectly, be interested in 3 per cent. or more of the capital of the Company, or who, directly or indirectly, jointly or severally, exercises or could exercise control over the Company.

4.5 Peter Hambro and Pavel Maslovsky have indirect interests in the entity which owns those shares in Olekma not owned by the Company. In the event of any decisions involving matters in which either of Peter Hambro and Pavel Maslovsky have any interest, the interested Director will abstain.

5 Additional information on the Directors

5.1 The directorships and partnerships held by each of the Directors over the five years preceding the date of this document other than in the Company are as follows:

Name	*Current*	*Past*
Peter Hambro	Orion Resources Limited Mines d'Or de Salsigne SA Peter Hambro PLC Celotex Limited H & H Mining (Investments) Limited Victoria Resources Limited The City of Oxford Geared Income Trust PLC Cogit Securities Limited Mining Investors Limited Engineered Finance and Marketing Limited PHML Sundeala Limited Celotex (Holdings) Limited Peter Hambro (Gibraltar) Limited JSCP Global Cobalt Limited	Bakyrchik Gold PLC Entermedia Communications Ltd Everwiser Limited Jotrade Limited City of Oxford Investment Trust PLC (the) H & H Mining Limited Hodson Direct Publishing Limited Durrington Oil and Gas Search Limited Tinhold Limited Valemark Associates Limited Celotex Investments Limited Gold Mines of Sardinia PLC Entermedia Limited Prospector Limited Euromines SA Sardinian Gold Mining SpA

Name	*Current*	*Past*
Dr. Pavel Maslovsky	Peter Hambro PLC PHML OJSC "Bank Zenit" JSCP	OJSC Tokur Zolto
Philip Leatham	Elmead Limited Alfco Investments Limited Victoria Resources Limited Mining Investors Limited Peter Hambro PLC Engineered Finance and Marketing Limited	Tinhold Limited Jotrade Limited
Sir Rudolph Agnew	Stena International BV (Holland) WCMC 2000 The Wentworth Wooden Jigsaw Company Limited	Bona Shipholding (Bermuda) Gold Mines of Sardinia Ltd (Australia) Lasmo Plc Newmont Gold Company (USA) Newmont Mining Corporation (USA) Redland PLC Standard Chartered PLC Star Mining Corporation NL (Australia) Goco Mines of Sardinia PLC Stena Line (UK) Limited
Jay Hambro	PHML JSCP	None
Alexei Maslovsky	PHML	None

Peter Hambro is a partner in a partnership trading as Durrington Farm.

Save as specified above, none of the Directors are in a partnership nor have they been partners in any partnerships in the five years preceding the date of this document.

5.2 None of the Directors has any unspent convictions relating to indictable offences, has been bankrupt or has made or been the subject of any individual voluntary arrangement.

5.3 Save as set out below, none of the Directors has been a director of any company at the time of or within twelve months preceding the date of its receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors. Peter Hambro is Président Directeur Général of Mines d'Or de Salsigne SA ("MOS"), an office he held in 1998 when MOS was placed into a "Period d'Observation" with a "Mandatire ad'hoc" by the Commerce Court of Carcassonne and subsequently an Administrateur Judiciare was appointed by that Court. Under the direction of the Court, MOS agreed a settlement with its creditors. MOS's affairs subsequently improved and the Commerce Court relieved the Administrateur of his duties, allowing the company to continue to operate normally. Around 1978 Philip Leatham was a director of Michael Gaze and Partners Ltd which was put into creditors voluntary liquidation.

5.4 None of the Directors has been a partner of any partnership at the time of or within twelve months preceding the date of its compulsory liquidation, administration or partnership voluntary arrangement or the receivership of any assets of such partnership nor have any of their assets been the subject of receivership.

5.5 There have been no public criticisms of any of the Directors by any statutory or regulatory authority (including recognised professional bodies) and none of the Directors has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

6 Directors' Service Contracts and Emoluments

6.1 The following Directors have entered into service contracts or consultancy agreements with the Company. The service contracts and consultancy agreements summarised below are each dated the date of this document and each are conditional upon Admission:

(a) Pursuant to a service agreement between the Company and Peter Hambro, Peter Hambro has been appointed to act as Chairman of the Company with effect from 17 April 2002. Peter Hambro must devote at least 4 days per week to the affairs of the Group. Following commencement, the Agreement may be terminated by either party upon giving the other at least one year's written notice. Following termination Peter Hambro shall, if so requested by the Board, resign from office as a Director of the Company and all offices held by him in a Group company.

Peter Hambro is entitled to a fee of $300,000 per annum and to reimbursement of reasonable expenses incurred in the provision of his duties.

During, and for one year after termination of, the agreement, Peter Hambro will not be involved in any gold mining activities within 1,000 Km of Pokrovskoye without the consent of the Board.

(b) Pursuant to a Consultancy Agreement between Philip Leatham & Co. ("PLC") and the Company, PLC has agreed to provide the services of Philip Leatham as Finance Director and Company Secretary of the Company with effect from 17 April 2002 (the "Services"). The Consultant must provide the Services for at least 3 days per week. Following commencement the Agreement may be terminated by either party upon giving the other at least one year's written notice. Following termination Philip Leatham shall, if so requested by the Board, resign from office as a Director of the Company and all offices held by him in a Group company.

Philip Leatham shall have the status of a self-employed person and shall be responsible for all income tax and similar contribution in respect of his fees.

As payment for the provision of the Services the Company will pay PLC a fee of $100,000 per annum. PLC shall also be entitled to reimbursement of reasonable expenses incurred in the provision of the Services.

PLC will indemnify each company in the Group against all costs, claims, actions, demands, penalties and liabilities incurred in respect of or arising in connection with any tax, National Insurance or similar payment of a fiscal nature which may be found in connection with the provision of the Consultant's Services, and any intentional and conscious or reckless disregard by the Consultant of his duties or responsibilities and any negligent or wrongful act or omission by the Consultant.

(c) Pursuant to a service agreement between the Company and Pavel Maslovsky, Pavel Maslovsky has been appointed to act as Vice-Chairman of the Company with effect from 17 April 2002. Pavel Maslovsky must devote at least 4 days per week to the affairs of the Group. Following commencement, the Agreement may be terminated by either party upon giving the other at least one year's written notice. Following termination Pavel Maslovsky shall, if so requested by the Board, resign from office as a Director of the Company and all offices held by him in a Group company.

Pavel Maslovsky is entitled to a fee of $300,000 per annum and to reimbursement of reasonable expenses incurred in the provision of his duties. He is also entitled to approximately $40,000 per annum as executive Chairman of JSCP.

During, and for one year after termination of, the agreement, Pavel Maslovsky will not be involved in any gold mining activities within 1,000km of Pokrovskoye without the consent of the Board.

6.2 Letters of appointment dated 23 April 2002 have been entered into with the non-executive Directors on the following terms:

(a) Appointment of George Jay Hambro as a non-executive Director of the Company

The appointment of Jay Hambro as non-executive Director of the Company is effective from 23 April, 2002. The Company may terminate the appointment, which is subject to an annual review, by giving 3 months' written notice. The appointment will automatically terminate without any entitlement to compensation in certain circumstances. Jay Hambro is entitled to a fee of $25,000 for his services as a non-executive Director but has agreed to waive this fee. Jay Hambro is not to participate in any Company share, bonus or pension scheme. In addition, the Company has an obligation to repay expenses on the basis prescribed by the Articles including legal fees.

(b) Appointment of Sir Rudolph Ion Joseph Agnew as a non-executive Director of the Company

The appointment of Rudolph Agnew as non-executive Director of the Company and is effective from 17 April, 2002. The Company may terminate the appointment, which is subject to an annual review, by giving 12 months' written notice. The appointment will automatically terminate without any entitlement to compensation in certain circumstances. Rudolph Agnew is entitled to a fee for the services as a non-executive Director at the rate of $60,000 per annum. Rudolph Agnew is not to participate in any Company share, bonus or pension scheme. In addition, the Company has an obligation to repay expenses on the basis prescribed by the Articles including legal fees.

(c) Appointment of Alexei Pavlovich Maslovsky as a non-executive Director of the Company

The appointment of Alexei Maslovsky as non-executive Director of the Company is effective from 23 April, 2002. The Company may terminate the appointment, which is subject to an annual review, by giving 3 months' written notice. The appointment will automatically terminate without any entitlement to compensation in certain circumstances. Alexei Maslovsky is entitled to a fee for the services as a non-executive Director at the rate of $25,000 per annum subject to any additional remuneration payable for special duties by decision of the Board. Alexei Maslovsky is not to participate in any Company share, bonus or pension scheme. In addition, the Company has an obligation to repay expenses on the basis prescribed by the Articles including legal fees.

6.3 The aggregate remuneration and benefits in kind of the directors of PHML in respect of the financial year ended 31 December 2001 was $841,000. It is estimated that under the arrangements in force at the date of this document, the aggregate remuneration payable and benefits in kind to be granted to the Directors for the financial year ended 31 December 2002 by the Company and JSCP, assuming Admission takes place, are not expected to exceed £575,000.

6.4 Save as set out in paragraph 6.1 above, there are no service contracts or consultancy agreements in existence between any of the Directors and the Company or any of its subsidiaries which cannot be determined by the employing company without payment of compensation (other than statutory compensation) within one year and no such contracts are proposed.

7 Reserve Bonus Scheme

7.1 JSCP will establish the Reserves Bonus Scheme ("**the Scheme**") to provide the potential for bonus payments under rights granted in consideration for the initial participants' work in establishing the Group.

7.2 The Scheme Units are freely transferable subject to all applicable laws.

7.3 A total of 50 units "**Scheme Units**" are to be issued under the Scheme. Each Scheme Unit will, subject to the other provisions of this Scheme, entitle the holder of such unit (a "**Holder**") to receive in respect of each of the financial periods of JSCP ("**Financial Periods**") ending in each of the years 2002 to 2012 (inclusive) a bonus payment of $0.10 for each ounce (if any) of Incremental Gold added to the Group's share of the reserves attributable to the Pioneer deposit as identified in an independent engineers' report as at the end of each such financial period (the "**Bonus**").

7.4 "**Incremental Gold**" comprises in respect of any financial period such ounces of gold as have been added to the Group's Category C1+C2 reserves ("**Reserves**") attributable to the Pioneer Deposit during that year

7.5 On or before the 31 January of each year Company will prepare, in the ordinary course, a report of its Category P_1+P_2+P_3 Resources ("**Resources**") and its Reserves including (if it still owns it) Resources and Reserves relating to the Pioneer Deposit and such report shall include an assessment of Incremental Gold in respect of such period. This report will be verified by an independent geologist. Within 30 business days following publication of such verified report or the principal provisions thereof, JSCP will make the relevant payments to the Holders.

7.6 While JSCP remains a subsidiary of the Company, at the option of the Company as the parent company of JSCP, any Bonus payment can be made in cash, or, to the extent permissable, in JSCP Shares, with the Company having a right to acquire such JSCP Shares in consideration of the issue of new Ordinary Shares, with the number of Ordinary Shares being calculated utilising the cash bonus amount and the then prevailing market price of the Ordinary Shares. Alternatively, if it is in a position to do so, the Company may enable the Bonus amount to be applied in direct subscription for new Ordinary Shares at the then prevailing market price.

7.7 Any decisions to be taken by the Company as contemplated in the previous paragraph shall be taken by the Company's Remuneration Committee with any Directors who are interested in the relevant Scheme Units abstaining.

7.8 If JSCP has ceased to be a subsidiary of the Company any Bonus payment can be made in JSCP Shares if the JSCP Board considers that JSCP does not have sufficient available cash to make a cash payment, or does not have sufficient available cash to make a cash payment without prejudicing the business of JSCP.

7.9 Upon the occurrence of any Termination Event there will be a terminal payment in respect of all the Scheme Units, which will thereafter terminate, equal to the aggregate of (i) the amount per Scheme Unit payable as Bonus in respect of any completed prior financial year in relation to which the Bonus has not been paid and (ii) $0.02 per Scheme Unit for each ounce of gold in the Resources attributable to the Pioneer deposit (as shown in JSCP's last published quarterly Resource figure) less the number of ounces which have been taken into account in the determination of any Bonus which has been paid or become payable. The following will be Termination Events unless otherwise agreed by Holders owning a majority of the Scheme Units: (i) if JSCP disposes, other than to a wholly owned subsidiary, of 25 per cent. or more of its interest in Pioneer, (ii) if JSCP fails to publish an annual or semi-annual report on the Resources and Reserves identified in the Pioneer deposit within 8 months of the last annual or semi-annual report, or (iii) if JSCP commits a material breach of the Scheme Rules and fails to remedy such breach (if it is remediable) within 21 days after being requested to do so by Holders owning a majority of the Scheme Units then in issue or (iv) if JSCP becomes insolvent provided that (ii) and (iii) shall only apply if no director of JSCP is interested in Scheme Units.

7.10 The Company or any other member of the Group may at any time purchase any Scheme Units from any Holder at any mutual agreed price. Under no circumstances shall such a purchase impose on JSCP any obligation to make an offer to, or agree to purchase Scheme Units from, any Holder. Any Scheme Units purchased by any member of the Group can be cancelled or held (and if so re-issued in due course).

7.11 The Company shall be entitled to make any modification to the rules of the Reserve Bonus Scheme if so agreed by written agreement of Holders (other than any Group members) holding not less than two thirds of the Scheme Units then in issue (other than any held by Group members) or by a resolution passed (with a majority of two thirds of those voting) at an extraordinary meeting of Scheme Units holders convened by not less than 21 clear days notice.

7.12 Any changes in the Scheme rules will be notified to the Holders at their registered addresses.

7.13 The implementation and operation of the Scheme shall be governed by and construed in accordance with English law.

7.14 Any dispute as to the application of the Scheme rules shall be referred to the Remuneration Committee of the Company's Board of Directors (while JSCP is a subsidiary of the Company), or failing that JSCP's auditors, for resolution.

7.15 It is intended that the Scheme Units will be awarded to Peter Hambro, Pavel Maslovsky and certain other executives of JSCP.

8 Employee Incentive Schemes – PHML Share Arrangement

The Group will shortly implement a share incentive scheme, operated by PHML, the PHML Share Arrangement. The PHML Share Arrangement provides for the subscription by participating employees for shares in the class of C ordinary share in the capital of PHML (C Shares). The C Shares are non-voting, non-dividend bearing shares which have rights which are more restricted than those attached to the ordinary shares of PHML on a distribution of capital. The following is a summary of the provisions which apply to the PHML Share Arrangement:

8.1 The PHML board of directors ("PHML Board") has power to amend or replace the PHML Scheme in any way it thinks fit subject to shareholder approval as regards any amendment to the PHML Articles.

8.2 The PHML Board, at its complete discretion, invites participants to subscribe for C Shares at the Subscription Price. "Subscription Price" for these purposes is determined by the PHML Board at the time of issue. C Shares are not transferable except as provided for in the PHML Articles.

8.3 The terms of the subscription, as set out in the PHML Articles, require that the C Share nominal value (£0.01 per share) must be paid up in full upon issue. PHML is then permitted to make a further cash call for the balance of the Subscription Price in the event only that a compulsory sale of the C Shares is triggered as provided for in accordance with the PHML Articles. A call cannot be made in any other circumstances and the C Shareholders have no rights to any final distribution of surplus capital in the event of the winding-up of PHML (other than a return of nominal value).

8.4 The PHML Articles set out the circumstances where participants must offer C Shares for sale to the Company ("Sale"). The Board is obliged to compulsorily acquire all C Shares on the earlier of 1 June 2005 or a sale of PHML . The purchase price payable for each C Share is determined by the PHML Board in accordance with the PHML Articles which specify that consideration for each C Share will be one Ordinary Share in the Company . The C Shares will be purchased on terms that 100 per cent of the C Shares held by the relevant shareholder will be so acquired and that the C Shares are at that time fully paid up as to nominal value and in respect of any call made in respect of a Subscription Price balancing call payment. The C Shares purchase consideration will be adjusted to take into account the effect of any bonus issue, rights issue, consolidation or subdivision.

8.5 PHML is indemnified by each participant in relation to any tax liabilities (including employee national insurance contributions but not employer national insurance contributions) which may arise by reason of the acquisition, holding or disposal of C Shares.

8.6 Upon a holder of C Shares ceasing to be employed by any member of the Group, the C Shares held by that person will convert into deferred shares in PHML (the "Deferred Shares"). Those Deferred Shares will have an aggregate value (the "Deferred Share Value") equal to the aggregate amounts paid-up for the C Shares being converted.

8.7 Upon the earlier of the Sale or 1 June 2005, the PHML Board will make a call on the holders of C Shares in respect of any Subscription Price moneys unpaid on the C Shares held by them. Each holder of C Shares shall (subject to receiving not less than 14 clear days' notice specifying when and where payment is to be made) be liable to pay the amount of the call so made on him as required by the notice. Any C Shares which are not fully paid up at the expiry of the notice period will thereupon be converted and reclassified on a one for one basis into Deferred Shares.

8.8 The conversion of any C Shares into Deferred Shares confers an irrevocable authority on PHML to purchase the Deferred Shares, for a price equal to the amount paid up on the C Shares immediately prior to conversion, without obtaining sanction of the relevant holder of the Deferred Shares. The purchase of any Deferred Shares shall occur on the date seven days following the date of conversion of the relevant C Shares into the relevant Deferred Shares.

8.9 It is intended that arrangements will be made for the following Directors, and (in aggregate) others, to subscribe for the number of C Shares specified against their names, at a price of £1.02 per C Share:

Directors:	*No. of C Shares*
Pavel Maslovsky	1,379,684
Philip Leatham	830,000
Peter Hambro	349,684
Others	200,000

9 Material Contracts

9.1 Save as disclosed herein, no member of the Group has entered into any contract not being a contract entered into in the ordinary course of business in the past two years, which is or may be material.

(a) Share Exchange Agreement

Under an agreement dated 17 April 2002 (the "Agreement") made between the then current members of PHML and the Company, the entire issued share capital of PHML was acquired by the Company on a share exchange basis, establishing PHML as a wholly-owned subsidiary of the Company.

Pursuant to this Agreement, each holder of A ordinary shares of £1 each or B ordinary shares of £0.01 each in the capital of PHML transferred their respective holding to the Company in exchange for the issue to them, on a one-for-one basis, of such number of A Shares and/or B Shares, respectively, as equalled their original shareholding in PHML.

(b) Cullen Resources Limited Agreement

Under an agreement dated 18 April 2002 (the "Agreement") made between the Company and Cullen, a 2 per cent. shareholding in JSCP was acquired by the Company in exchange for the issue of 8,971 new A Shares. The consideration shares were issued credited as fully paid. The agreement contains certain representations and warranties by each party. JSCP proposes to pay in due course dividends representing in aggregate some 75 per cent. of JSCP's distributable retained earnings as at 31 December 2001 (as referred to in note 19 of the report in Part A of Part IV) to the holders of JSCP Shares on the register on 14 April 2002. Cullen has retained the right to receive its share of this dividend.

(c) Acquisition Agreement

On 23 April 2002 the Company entered into an Acquisition Agreement with Pavel Maslovsky. The Acquisition Agreement provides for the acquisition of 17,839,999,999 JSCP Shares in consideration for the issue of 9,246,318 new Ordinary Shares. The agreement is conditional on Admission, the receipt of the consent of the Anti-Monopoly Ministry of the Russian Federation by 1 November 2002 (or such later date as the Company may agree) and on the Company being satisfied as to the title to the relevant JSCP Shares immediately prior to Completion. If the conditions are not satisfied, the agreement will lapse. Each agreement contains certain representations and warranties by each party. The Company has agreed to use its reasonable efforts to obtain admission to trading on AIM for those Consideration Shares which are issued.

Any JSCP Shares acquired by the Company pursuant to the Acquisition Agreement will not have the right to receive the dividends payable by reference to the record date of 14 April 2002 referred to in paragraph (b) above.

Pavel Maslovsky will assign his rights under the Acquisition Agreement, and transfer the relevant JSCP Shares, to companies owned by a trust of which he is a beneficiary, subject to those companies having agreed to be bound by the terms of the Acquisition Agreement. Either Pavel Maslovsky or those companies may agree that they will assign their rights under the agreement to one or more executives of JSCP who will be entitled to substitute certain JSCP Shares owned by them to be purchased under the agreement in place of JSCP Shares owned by Pavel Maslovsky or the companies, subject to their agreeing to be bound by the terms of this agreement. Any such transfers will not increase the number of Consideration Shares to be issued.

Following their issue the Consideration Shares will be subject to a lock-in to expire on the first anniversary of Admission.

(d) Placing Agreements

The Company has entered into a Placing Agreement dated 23 April 2002 with the Directors, and Canaccord. Under the agreement, Canaccord has undertaken as agent for the Company to use its reasonable endeavours to procure subscribers for the New Ordinary Shares at the Placing Price. The Placing is not underwritten. Under this Placing Agreement the Company has agreed, subject to Admission, to pay to Canaccord a corporate finance fee of £150,000 and commission of 6 per cent. on the value (at the Placing Price) of the New Ordinary Shares issued pursuant to the Placing, together with any applicable VAT. This Placing Agreement contains warranties and an indemnity given by the Company and the executive Directors to Canaccord and a tax indemnity given by the executive Directors in respect of certain limited tax indemnities of the Company, with the liability of these Directors being subject to individual limits. Canaccord is entitled to terminate its obligations under the Placing Agreement in certain specified circumstances prior to Admission.

The Placing Agreement with the Company also contains undertakings by the Directors not, without the consent of the Company's nominated adviser to dispose of the Ordinary Shares held by them for a period of 12 months from the date of Admission except in certain limited circumstances.

Canaccord has also entered into Placing Agreements dated on or around 17 April 2002 with each of the Selling Shareholders under which Canaccord has undertaken as their agent to use its reasonable endeavours to procure purchasers for the Sale Shares. These agreements are conditional on the Placing Agreement with the Company not being terminated and becoming unconditional and contain warranties in favour of Cannaccord from the Selling Shareholders who have agreed to pay commission of 6 per cent. of the value (at the Placing Price) of the Sale Shares sold pursuant to the Placing. The Selling Shareholders are liable for the stamp duty on the transfer of the Sale Shares and for any applicable VAT.

(e) Lock-in agreements

Pursuant to Lock-in Agreements dated 23 April 2002 between Canaccord, the Company and certain persons connected with Directors as specified below and G. Robert Durham, a major shareholder. The Shareholders have each agreed with Canaccord and the Company not, without the consent of the Company's nominated adviser, to dispose of the Ordinary Shares held by them for a period of 12 months (in the case of the Shareholders connected with Directors), and 6 months (in the case of the others), from the date of Admission except in certain limited circumstances. The agreements also contain certain orderly market provisions which apply after expiry of the lock-in periods. These agreements have been entered into with the following Shareholders:

Shareholders associated with Directors: Peter Hambro PLC, H & H Mining (Investments) Ltd, Mining Investors Limited, Precious Metal Investments Limited and Millennium Implementation Limited. The Directors' lock-ins are set out in the Placing Agreement, to which they are party.

Other Shareholder: G. Robert Durham.

(f) Nominated Adviser Agreement

An agreement dated 23 April 2002 between Canaccord, the Company and the Directors under which Canaccord has agreed to act as the Company's Nominated Adviser and Nominated Broker for a period of 12 months from Admission and thereafter unless terminated by three months written notice by Canaccord or the Company (the "Nominated Adviser Agreement"). Under the Nominated Adviser Agreement the Company has agreed to pay to Canaccord a fee of £25,000 plus VAT for the first year period and thereafter an annual fee of £50,000 plus VAT.

(g) Canaccord Option Agreement

An option agreement dated 23 April 2002 between the Company and Canaccord under which the Company has granted to Canaccord an option to subscribe for up to 417,080 Ordinary Shares (representing 5 per cent. of the Placing Shares placed pursuant to the Placing) at the

Placing Price, exercisable (in whole or in part) at any time and from time to time in the period of 12 months from the date of Admission.

(h) PHML pledge of JSCP shares

On 27 July 2001 PHML entered into a Russian law pledge agreement No 3-9112/1 with Sberbank, pursuant to which PHML pledged to Sberbank 49,345,752,941 shares in JSCP (5,000,000,000 shares of the issue registered under number No 1-05-30176-F by Primorsk Securities Committee on 27 September 1999 and 44,345,752,941 shares registered under No 1-06-30176-F by Primorsk Securities Committee on 21 January 2000) of nominal value Rbs 0.0009 each.

This pledge is security for the JSCP repayment obligations under the following loan agreements between JSCP and Sberbank (the Lender):

- dated 27 July 2001 No 9112 (the rouble equivalent of $10,000,000 repayable in instalments by 26 January 2004); and
- dated 27 July 2001 No 236/01 (the rouble equivalent of $5,000,000 repayable in instalments by 26 January 2004).

The pledge secures not only the principal amount of these loans but also payment of all other monies due to the Lender (interest, expenses, fees, etc.) under these agreements. The pledge is valued at Rbs 247,762,000 which is the nominal value of the shares.

PHML continues to exercise all rights of shareholder save as specified in the next paragraph. PHML undertakes to pledge any future shares of JSCP which PHML may additionally subscribe to through a rights issue or re-valuation of JSCP assets, as well as additional shares acquired as a result of split of or consolidation of shares in issue or issue of any additional shares by JSCP.

PHML is not entitled to dispose the pledged shares (sale, exchange, gift, rent, further pledge, etc.) until the loan agreements are fully repaid or the pledge agreement is terminated. Breach of this rule leads to penalty of 5 per cent. of the value of the pledge. The agreement provides for a "non-court sale of the pledged shares".

10 Litigation

No member of the Group has engaged in, nor is currently engaged in, any legal or arbitration proceedings which have had or may have a significant effect on the financial position of the Company and, so far as the Directors are aware, there are no such proceedings pending or threatened by or against the Company or any member of the Group.

11 Working Capital

In the opinion of the Directors, having made due and careful enquiry, and taking into account the net proceeds of the issue of the New Ordinary Shares, the working capital available to the Company and its Subsidiaries will be sufficient for its present requirements, that is for at least 12 months from the date of Admission.

12 United Kingdom Taxation

The following paragraphs are a general statement about the tax position of shareholders who are resident or ordinarily resident in the United Kingdom in relation to the payment of dividends, stamp duty and stamp duty reserve tax. The statements below do not constitute advice to any shareholder on his or her personal tax position, and may not apply to certain classes of investor (such as persons carrying on a share dealing trade in the United Kingdom or United Kingdom insurance companies). **Any investors who are in doubt as to their tax position should consult their professional adviser.**

Taxation of Dividends

Under current United Kingdom tax legislation no taxation is withheld at source from dividend payments made by the Company to its shareholders. Individual shareholders resident in the United Kingdom for tax purposes will be entitled to a tax credit in respect of dividends paid by the Company at the rate of

one ninth of the cash dividend or 10 per cent. of the aggregate of the cash dividend and the associated tax credit. Such shareholders will be liable to income tax (if at all) on the aggregate of the dividend and the associated tax credit at, in the case of starting and basic rate taxpayers, the Schedule F ordinary rate (10 per cent. in 2002-2003) or, in the case of higher rate taxpayers, the Schedule F upper rate (32.5 per cent. in 2002-2003). The tax credit will be offset against their total income tax liability. Therefore, taxpayers who, after taking into account dividend income, are liable to United Kingdom income tax at only the starting or basic rate, will have no further liability to income tax.

Subject to certain transitional relief for charities and ISAs however, United Kingdom shareholders will generally not be able to reclaim tax credits in respect of dividends.

United Kingdom resident corporate shareholders will generally not be subject to corporation tax in respect of dividends received from the Company.

Shareholders resident outside the United Kingdom or subject to tax in a jurisdiction other than the United Kingdom should consult an appropriate professional adviser concerning their liabilities to tax on dividends received.

Taxation of Chargeable Gains

A disposal of Shares by a shareholder resident or ordinarily resident for tax purposes in the United Kingdom or a shareholder who carried on a trade, profession or vocation in the United Kingdom through a branch or agency and has used, held or acquired the Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the shareholder's circumstances, and subject to any available exemptions, allowances or reliefs, give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation of chargeable gains. Special rules apply to disposals by individuals at a time when they are temporarily not resident or ordinarily resident in the United Kingdom.

Stamp Duty and Stamp Duty Reserve Tax

The Directors have been advised in relation to stamp duty and stamp duty reserve tax ("SDRT") that except in relation to depository and clearance services (to which special rules apply) no United Kingdom stamp duty will arise on the issue by the Company of the Shares. Transfers of Shares will be liable to *ad valorem* stamp duty normally at the rate of 0.5 per cent. of the actual consideration paid, rounded up to the nearest multiple of £5. A charge to SDRT, normally at the rate of 0.5 per cent. of the consideration, arises, in the case of an unconditional agreement to transfer shares, on the date of the agreement and, in the case of a conditional agreement, on the date the agreement becomes unconditional. However, where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement (or the date on which the agreement becomes unconditional, as the case may be), the SDRT charge is cancelled to the extent that the SDRT has not been paid and, if any of the SDRT has been paid, a claim may be made for its repayment.

The above paragraphs are a general guide only to the tax regime in the United Kingdom and are not exhaustive. If you are in any doubt as to your taxation position you should consult an appropriate professional adviser without delay.

13 General

(a) The accounting reference date of the Company is 31 December.

(b) The Company commenced trading on 18 April 2002.

(c) The minimum amount, which in the opinion of the Directors must be raised by the Placing in order to provide the sums required to be provided pursuant to paragraph 21(a) to Schedule 1 of the POS Regulations, is £2,600,000 which will be applied as follows:

		£
(i)	purchase price of property	–
(ii)	commissions and expenses of the issue	850,000
(iii)	repayment of borrowings	–
(iv)	working capital	1,750,000

(d) The total costs, charges and expenses ("Costs") payable by the Company in connection with or incidental to the Placing and Admission including registration and London Stock Exchange, fees for printing, advertising and distribution costs, legal and accounting fees and expenses are estimated to amount to £850,000 including commissions due to Canaccord for procuring Placees of £156,000 which are payable by the Company.

(e) The period within which placing participations may be accepted pursuant to the Placing and arrangements for the payment and holding of monies payable thereunder pending Admission are set out in the Placing Agreements and in the placing letters sent to prospective Placees (the "Placing letters").

(f) The Placing Shares are not being offered generally and no applications have or will be accepted other than under the terms of the Placing Agreements and in the Placing letters. The Placing Shares have been conditionally placed. The Placing is not being guaranteed or underwritten by any person.

(g) The financial information contained in this document does not constitute statutory accounts within the meaning of Section 240 of the Act and no such accounts have been prepared for the Company since its incorporation.

(h) Save as disclosed in this document there has been no significant change in the financial or trading position of the Group since 31 December 2001, that being the date to which the last audited financial statements of PHML were published.

(i) Canaccord have given and have not withdrawn their consent to the inclusion in this document of references to them in the form and context in which they appear. Canaccord is regulated by the Financial Services Authority and is registered in England and Wales with registered number 2814897.

(j) Moore Stephens have given and have not withdrawn their written consent to the issue of this document with their name included in it and the references to them in the form and context in which they appear and have authorised the inclusion of their reports set out in Part IV of this document for the purposes of paragraph 13(1)(g) of the Regulations.

(k) Micon have given and have not withdrawn their written consent to the issue of this document with their name included in it and the references to them in the form and context in which they appear and have authorised the inclusion of their report set out in Part III of this document for the purposes of paragraph 13(1)(g) of the Regulations.

(l) NBL Gold have given and not withdrawn their written consent to the issue of this document with their name included in it and the references to them in the form and context in which they appear.

(m) Each of the Directors is, or may be deemed to be, a promoter of the Company.

(n) No persons (excluding professional advisers otherwise disclosed in this document and trade suppliers) have received, directly or indirectly, from the Company within the 12 months preceding this document nor have they entered into contractual arrangements to receive, directly or indirectly, from the Company on or after Admission, fees totalling £10,000 or more, or securities in the Company with a value of £10,000 or more calculated by reference to the Offer Price, or any other benefit with a value of £10,000 or more at the date of Admission.

(o) The Directors have applied for the Ordinary Shares to be issued following Admission to be admitted to CREST with effect from Admission. Accordingly, it is expected that the Ordinary Shares will be enabled for settlement in CREST following Admission.

14 Documents Available for Inspection

Copies of the following documents will be available for inspection at the office of Norton Rose, Kempson House, Camomile Street, London EC3A 7AN and at the Company's registered office during usual business hours for a period of 14 days following Admission:

(a) the Memorandum and Articles of Association of the Company;

(b) the Micon report;

(c) the Moore Stephens reports set out in Part IV;

(d) the Non-Executive Directors' appointment letters;

(e) the Directors' Service Contracts and Consultancy Agreements;

(f) the material contracts referred to in paragraph 9 above;

(g) the letters of consent referred to in paragraph 13 above; and

(hw) this document.

Copies of this document will be available for collection only, free of charge, from the offices of Canaccord at Brook House, 27 Upper Brook Street, London W1K 7QF and of the Company at 7 Eccleston Street, Belgravia, London SW1W 9LX during normal office hours on any weekday (Saturdays and public holidays excepted) for a period of not less than one month from the date of Admission.

Dated: 23 April 2002

sterling financial print 40942

Exhibit B (2)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all or part of your registered holding of existing Shares, please pass this circular and the Form of Proxy immediately to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was [illegible] transmission to the purchaser or transferee.

The Directors of the Company, wh[illegible] the persons responsible for the inf[illegible] e and belief of the Directors [illegible] case) the information conta[illegible] it anything likely to affect the [illegible] ingly.

Canaccord Capital [illegible] ompany and will not regard any person [illegible] responsible to anyone other than the Company for pr[illegible] to customers of Canaccord Capital (Europe) Limited or advice in [illegible] proposals described in this document.



PETER HAMBRO MINING PLC

(Incorporated in England and Wales with Registered No.4343841)

Proposed acquisition of additional shares in OJSC Pokrovskiy Rudnik and related approval of waiver to be granted by the Panel on Takeovers and Mergers

---

Notice of an Extraordinary General Meeting of the Company to be held on 19 December 2002 is set out at the end of this document.

Shareholders are requested to complete and return the enclosed Form of Proxy and return it to the Company's registrars, Capita IRG plc, at Balfour House, 390-398 High Road, Ilford, Essex, 1G1 1BR as soon as possible but in any event, to be valid, it must be completed and returned so as to arrive not later than 48 hours before the time appointed for the meeting.

DEFINITIONS

In this document, the following expressions have the meanings stated:

"Acquisition Agreement"	the conditional agreement dated 2 December 2002 between the Company and the Vendors relating to the Acquisition
"Acquisition"	the proposed acquisition by the Company of the Sale Shares
"Admission"	admission of the Company's issued share capital to trading on AIM which took place on 29 April 2002
"Act"	the Companies Act 1985 (as amended)
"Admission Document"	the document for admission of the Shares to trading on AIM dated 23 April 2002
"AIM"	the Alternative Investment Market of the London Stock Exchange plc
"April Acquisition Agreement"	the agreement between the Company and Dr Pavel Maslovsky to acquire 19.88 per cent. of JSCP on a share exchange basis dated 23 April 2002
"Canaccord"	Canaccord Capital (Europe) Limited, the Company's nominated adviser
"the City Code"	the City Code on Takeovers and Mergers
"the Company"	Peter Hambro Mining PLC
"Consideration Shares"	the 11,144,593 Shares proposed to be issued pursuant to the Acquisition Agreement
"Consultancy Agreement"	the Consultancy Agreement dated 23 April 2002 between the Company and Philip Leatham & Co
"Directors" or **"the Board"**	the directors of the Company whose names appear on page 4 of this document
"EGM" or **"Extraordinary General Meeting"**	the extraordinary general meeting of the Company for which the notice is attached at the end of this document
"the Group"	the Company and its subsidiaries, JSCP and Eponymousco Limited
"Hambro Associates"	Peter Hambro and/or other holders of Shares in which he is interested
"Independent Directors"	Sir Rudolph Agnew and Philip Leatham, comprising a committee of the board appointed to consider *inter alia* the Acquisition
"Independent Shareholders"	the Shareholders other than the Hambro Associates and the Maslovsky Associates
"JSCP Shares"	shares in the charter capital of JSCP
"JSCP"	Open Joint Stock Company Pokrovskiy Rudnik
"Maslovsky Associates"	Dr Pavel Maslovsky and/or other holders of Shares in which he is interested

"the Panel"	the UK Panel on Takeovers and Mergers
"PHM"	the Company and/or Eponymousco Limited, all the voting shares of which are owned by the Company
"the Plan"	the share plan adopted by the Group
"Plan Shares"	shares in the Company to be issued on conversion of shares in Eponymousco Limited issued pursuant to the Plan
"Resolution"	the resolution to be put to the EGM
"Sale and Purchase Agreement"	the agreement dated 2 December 2002 between CJSC Geizer MKE, CJSC Silleks, Peter Hambro CIS and Viscaria Investments Limited
"Sale Shares"	the 20,354,444,448 JSCP Shares the subject of the Acquisition
"Shareholders"	holders of Shares
"Shares"	ordinary shares of 1p each in the capital of the Company
"the Vendors"	the holders of the Sale Shares, being Maslovsky Associates

Part 1

LETTER FROM AN INDEPENDENT DIRECTOR



PETER HAMBRO MINING PLC

(Incorporated in England and Wales with Registered No.4343841)

7 ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX

Telephone +44 20 7393 0102 Facsimile +44 20 7393 0103
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Directors:

Peter Hambro
Dr Pavel Maslovsky
Philip Leatham
Sir Rudolph Agnew
Jay Hambro
Alexei Maslovsky

3 December 2002

To the Shareholders

Dear Sir or Madam

Proposed Acquisition of additional shares in JSCP and related approval of waiver to be granted by the Panel on Takeovers and Mergers

1 Introduction

It was announced on 30 July 2002 that, having received the required Russian regulatory consents, PHM had been able to complete the acquisition of JSCP Shares amounting to 19.88 per cent. of JSCP's issued share capital in consideration for the issue of new Shares, pursuant to the April Acquisition Agreement described in the Admission Document. As a result of this acquisition PHM now owns 75 per cent. of the issued share capital of JSCP.

As described in the Admission Document Dr Pavel Maslovsky was able to assign his rights under the April Acquisition Agreement to one or more JSCP executives who were entitled to substitute certain JSCP shares owned by them to be purchased under the April Acquisition Agreement in place of JSCP Shares owned by Dr Pavel Maslovsky or companies associated with him. This substitution right was utilised.

The Company subsequently made an offer, conditional (*inter alia*) on Shareholder and Panel approval, to acquire all the remaining JSCP Shares not owned by PHM on terms that would give the Vendors the same indirect percentage holding in JSCP as they currently hold directly. The ratio is 1,826.39639 JSCP Shares per Share, which compares with 1,929.41666 JSCP Shares per Share on which PHM acquired the 19.88 per cent. stake in July, pursuant to the April Acquisition Agreement. This conditional offer has been accepted by shareholders of JSCP owning 22.69 per cent. of JSCP's issued share capital.

The Acquisition is conditional on Shareholder approval, as Dr Pavel Maslovsky, a Director of the Company, is the beneficial owner of the Sale Shares. As described below, the Admission

Document recorded the Panel's confirmation that none of Peter Hambro, Pavel Maslovsky and/or their Associates would be obliged to make a mandatory bid under Rule 9 of the City Code by virtue of their respective holdings or any allotment and issue of further shares pursuant to the April Acquisition Agreement or the acquisition of Plan Shares. The Acquisition Agreement is a separate agreement from the April Acquisition Agreement and as such its implementation requires Shareholder approval for the purposes of the Act and in order to disapply any obligation for a mandatory offer to be made under Rule 9 of the City Code as a result of the acquisition by Maslovsky Associates of the Consideration Shares pursuant to the Acquisition Agreement.

Neither Peter Hambro nor Dr Pavel Maslovsky, nor the other members of your Board intend that the operations of the Group, nor its assets or employees, will be affected as a result of the Consideration Shares being held by Maslovsky Associates.

All the Directors consider this Acquisition to be a continuation of the process of consolidation which was in part implemented by the April Acquisition Agreement. A principal reason for the Acquisition is that, once the Acquisition is completed, other than the 2.31 per cent. interest held by Russian State entities, the interests of all the local Russian former owners and executives will have become aligned with those of the Shareholders. As the ongoing general and administrative costs of the Company will not be increased by the implementation of the Acquisition, the Directors expect that the Acquisition should have a positive effect on the earnings per Share. Accordingly, the Directors believe the market will view the Acquisition favourably.

The purpose of this Circular is to accompany the notice of the EGM at which the Resolution will be put to Shareholders in order to seek the approval of the Independent Shareholders to the implementation of the Acquisition for the purposes of Section 320 of the Act and to a waiver which the Panel has agreed to give (subject to such shareholder approval) of the obligation which might otherwise arise under Rule 9 of the City Code for Maslovsky Associates and/or Hambro Associates to make a mandatory offer for the remaining Shares in the Company.

2 Assets being acquired

The assets being acquired by the Company pursuant to the Acquisition comprise JSCP Shares. The Company together with its subsidiary, Eponymousco Limited, currently holds 75 per cent. of the issued share capital in JSCP. The Sale Shares are unencumbered, registered ordinary shares in JSCP with full voting and dividend rights.

JSCP is primarily involved in gold mining and exploration and has recently acquired rights to explore and develop a potentially substantial titanium deposit in the Amur Region. A more detailed description of JSCP's business is provided in the Admission Document and save for the recent developments described in the interim report of the Company reproduced in Part 2 and elsewhere in this letter no material changes have taken place in JSCP's business since Admission.

3 Acquisition Agreement

The Acquisition Agreement provides, subject to the completion of the Sale and Purchase Agreement (which itself is conditional upon the completion of transfer formalities and registration of the title to JSCP Shares in the name of Viscaria Investments Limited) and on the Resolution being passed, for the Vendors to transfer the Sale Shares to the Company in consideration for the issue of the Consideration Shares to the Vendors. The Consideration Shares will be issued at a ratio of one Share for each 1,826.39639 JSCP Shares.

The Vendors have agreed to retain the Consideration Shares until the end of the 12 month lock-in period adopted on Admission.

The Consideration Shares will, if issued, rank for all dividends and other distributions hereafter declared, paid or made on the share capital of the Company and in all other respects *pari passu* passu with the existing issued and fully paid Shares.

The Company will use its reasonable endeavours to procure the admission of the Consideration Shares to trading on AIM following their issue.

The Acquisition Agreement (a summary of which is set out in Part 3) contains representations and warranties by the parties to it.

4 The Vendors

The Vendors from whom the Sale Shares are being acquired are Macaria Investments Limited ("**Macaria**") and Viscaria Investments Limited ("**Viscaria**"), both registered in the British Virgin Islands.

Macaria and Viscaria are both owned by a trust of which one of the beneficiaries is Dr Pavel Maslovsky. Macaria was formed on 18 April 2002 solely for the purpose of acting as a nominee for the various interests of Dr Pavel Maslovsky. Viscaria was also formed on 18 April 2002 and acts as nominee for various Russian JSCP executives and will hold the Sale Shares it receives for Dr Pavel Maslovsky as nominee.

5 Shareholdings

Other than the Shares issued pursuant to the April Acquisition Agreement no Shares have been issued since Admission and the current shareholdings in PHM are as follows:

	Number	*Percentage*
Hambro Associates	8,039,800	21.82%
Maslovsky Associates	12,199,931	33.12%
Others	16,600,271	45.06%
Total	36,840,002	

If the Acquisition is implemented, the interests of the Hambro Associates and Maslovsky Associates would, absent any other Share issues, be as follows:

	Number	*Percentage*
Hambro Associates	8,039,800	16.75%
Maslovsky Associates	23,344,524	48.65%
Others	16,600,271	34.60%
Total	47,984,595	

The Hambro Associates and Maslovsky Associates do not have any current intention to transfer their existing Shares or the Consideration Shares.

In addition, as described in the Admission Document, Peter Hambro, Dr Pavel Maslovsky and others are entitled to receive in certain circumstances additional Shares through operation of the Plan. The maximum number of Plan Shares which would fall to be issued on full implementation of the current entitlements would be 2,759,368 Shares of which Peter Hambro would be entitled to 349,684, Pavel Maslovksy would be entitled to 1,379,684 and Philip Leatham and others to 1,030,000 Shares.

If the Acquisition is implemented on the basis described above and all the Plan Shares are issued, but no other shares are issued, the resultant holdings would be as follows:

	Number	*Percentage*
Hambro Associates	8,389,484	16.53%
Maslovsky Associates	24,724,208	48.73%
Others	17,630,271	34.74%
Total	50,743,963	

6 Controlling Shareholder Arrangements

In view of the substantial shareholdings of both Hambro Associates and Maslovsky Associates and in view of the fact that Jay Hambro and Alexei Maslovsky are deemed to be acting in concert with respectively Peter Hambro and Dr Pavel Maslovsky, Peter Hambro, Jay Hambro, Dr Pavel

Maslovsky and Alexei Maslovsky have agreed with the Board that they will abstain from voting on any transaction between the Company and Hambro Associates and/or Maslovsky Associates. Any such transaction will require the approval of an independent committee of the Board, consisting of Philip Leatham and Sir Rudolph Agnew, which will make an assessment of whether the transaction is at arm's length and is on normal commercial terms. Therefore, Philip Leatham and Sir Rudolph Agnew will be making the recommendation to the Independent Shareholders in relation to the proposed Acquisition.

Furthermore, given that Jay Hambro and Alexei Maslovsky are deemed to be acting in concert with the Hambro Associates and Maslovsky Associates respectively, any dealings in shares by either of them will be subject to the same restrictions as those applicable to the Hambro Associates and Maslovsky Associates.

7 City Code

As described in the Admission Document, Rule 9 of the City Code stipulates, *inter alia,* that a person or group of persons acting in concert owning shares carrying (i) 30 per cent. or more but not more than 50 per cent. or (ii) less than 30 per cent. of the voting rights of a public company, will incur a mandatory bid obligation and will be required to make a general offer to shareholders to acquire the balance of the equity share capital of that company if in the case of (i) above, they acquire any further shares carrying voting rights or, in the case of (ii) above, they acquire further shares resulting in their holding voting rights being 30 per cent. or more.

Where a person or group of persons acting in concert holds more than 50 per cent. of the voting rights in a company no obligation would normally arise to make a general offer under Rule 9 if the concert party increases its aggregate shareholding. However, even if the concert party holds over 50 per cent. of the voting rights, the Panel may, *inter alia*, regard (i) any acquisition by a member that increases his personal holding to 30 per cent. or more or (ii) any increase by a member of that concert party of his personal holding within the 30 to 50 per cent. band, as giving rise to an obligation on that individual to make an offer.

The Panel regards the Hambro Associates and the Maslovsky Associates as a concert party. The holdings which would result from implementation of the Acquisition and the issue of Shares pursuant to the Plan are described above. The Panel has confirmed that, subject to the Resolution being passed on a poll by Independent Shareholders at the EGM, no mandatory bid obligation under Rule 9 of the City Code would be triggered by virtue of the respective holdings of the Hambro Associates and the Maslovsky Associates and any allotment and issue of further Shares to members of the Maslovsky Associates pursuant to the Acquisition Agreement or the acquisition of Shares by Maslovsky Associates or Hambro Associates pursuant to the Plan. The level of holdings of Hambro Associates and Maslovsky Associates will, from the implementation of the Acquisition Agreement be in line with the maximum holdings in respect of which the Panel has waived the mandatory obligation under Rule 9 of the City Code, which is described in more detail in the Admission Document.

Shareholders should be aware that, even if no further Shares are issued to the Maslovsky Associates pursuant to the Acquisition Agreement, the Hambro Associates and the Maslovsky Associates collectively hold more than 50 per cent. of the Company's issued share capital and would, normally, be entitled to increase their aggregate holding without triggering any obligation under Rule 9 of the City Code. However, Rule 9 of the City Code would also apply to the Hambro Associates and/or the Maslovsky Associates separately, such that the Panel may regard, *inter alia*, (i) any acquisition by either of them increasing their individual holding to 30 per cent. or more or (ii) if such holding is already between 30 per cent. and 50 per cent., any increase by either of them that increases their individual holding within the 30 per cent. to 50 per cent. band, as giving rise to an obligation on that person or group to make an offer under Rule 9 of the City Code, excluding any acquisition pursuant to the Acquisition Agreement or the Plan as described above.

8 Extraordinary General Meeting

There is set out at the end of this document a notice convening the Extraordinary General Meeting to be held on 19 December 2002 to which the Resolution will be put.

As explained above, the waiver by the Panel of the mandatory bid obligation which would otherwise arise is conditional upon the Resolution being approved by the Independent Shareholders, voting on a poll at a general meeting of the Company.

In accordance with the requirements of the City Code, the Maslovsky Associates and the Hambro Associates will not vote on the Resolution in respect of their aggregate holdings of 20,239,731 Shares. Voting on the Resolution will be by way of poll, and following the Meeting the Company will announce its result.

Whether or not you intend to be present at the Meeting, you are particularly requested to complete and return the enclosed proxy card to the Company's registrars, at the address set out on the reverse of the proxy card, so as to arrive as soon as possible and in any event not later than 48 hours before the time fixed for the Meeting. Completion and return of the proxy card will not preclude you from attending the Meeting and voting in person should you subsequently find that you are able to be present. **If the Resolution is not passed, the Acquisition cannot be implemented.**

9 Additional information

Your attention is drawn to the Company's recently published interim statement set out in Part 2, a summary of the Acquisition Agreement set out in Part 3 and the General Information set out in Part 4.

Production Update

As announced on 25 September 2002, JSCP commissioned the new resin-in-pulp ore treatment plant and first gold from this production facility was produced on 7 September 2002. Since then the mill has been the subject of normal fine tuning modifications and is now considered to be performing according to its 1 million tonnes of ore per year design capacity.

This means that, instead of relying on a seasonal heap-leach production facility with 53 per cent. recoveries of gold from the ore, JSCP is now a year-round producer with recoveries from the mill currently achieving 92 per cent.

During the summer months, in order to preserve the higher grade material to maximise the potential of the new mill when it started, mining was concentrated on lower grade ore, which then was placed on the heap-leach pads. It was expected that technological advances in the heap-leach recovery process, including the installation of finer crushing facilities, would compensate for the lower grade but experience has shown that, although this was partially true, longer residence times on the pad were needed. This has resulted in anticipated production from the heaps being lower than expected by about 15,000 ounces in 2002, although this gold is expected to be recovered in the ensuing months. The increase in the gold price since Admission is expected to compensate in part for this lower production.

Unaudited figures for the 9 months ended 30 September 2002 drawn up under Russian accounting standards **and not UK GAAP** show sales of Roubles 480.6 million (US$15.1 million) and Profits before Tax of Roubles 204 million (US$6.4 million).

10 Recommendation

The Independent Directors, who have been so advised by Canaccord, consider that the terms of the proposed waiver of Rule 9 are fair and reasonable so far as the Independent Shareholders are concerned and that it is in the best interests of Shareholders as a whole for the Acquisition to be implemented without the Maslovsky Associates and the Hambro Associates incurring any obligation under Rule 9. In providing its financial advice to the Independent Directors, Canaccord has relied on the Independent Directors' commercial

assessment of the terms of the proposed waiver. The Independent Directors therefore unanimously recommend that you vote in favour of the Resolution as I intend to do in respect of my own shareholdings, representing approximately 0.00002 per cent. of the current issued share capital of the Company.

Yours faithfully,

Sir Rudolph Agnew
Director

Part 2

INTERIM STATEMENT

Report of the Independent Accountants to the shareholders of PETER HAMBRO MINING PLC

MOORE STEPHENS
CHARTERED ACCOUNTANTS

St. Paul's House
Warwick Lane
London
EC4P 4BN

Tel: 020 7334 9191
Fax: 020 7248 3408
DX: 15 London
www.moorestephens.co.uk

Dear Shareholders,

PETER HAMBRO MINING PLC

We have been instructed by the company to review the financial information of Peter Hambro Mining plc for the period ended 30 June 2002 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Accounting Standards Board's Statement on Interim Reports requires that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information of Peter Hambro Mining plc as presented for the six months ended 30 June 2002.

MOORE STEPHENS
Registered Auditor
Chartered Accountants

25 September 2002

Summarised Consolidated Profit and Loss Account
for the period ended 30 June 2002

(expressed in US $'000s)

		Six months to 30 June 2002	Pro forma Full Year 2001 (see note 1)
		$'000	$'000
Turnover	2	**7,022**	**23,722**
Operating profit		**3,605**	**10,100**
Interest payable and similar charges	4	(1,517)	(1,613)
Other income net of expenditure		226	199
Profit on ordinary activities before Taxation		**2,314**	**8,686**
Taxation on profit on ordinary activities	5	(7)	–
Profit on ordinary activities after taxation		**2,307**	**8,686**
Minority interests	11	(1,175)	(4,283)
Profit retained for the period		**1,132**	**4,403**
Earnings per share		**$0.04**	**$0.18**

The entire turnover for the period (2001 – US$23.7 million) has been generated by the company's subsidiary OAO Pokrovskiy Rudnik. Pokrovskiy Rudnik generated US$3.8 million of operating profit (2001 – US$ 11.1 million) for the group. Neither the group's results for the period nor the group's results for the comparative period were affected by any acquisitions or disposals.

The business of the group is conducted entirely within one business segment and in one geographic location, consequently no segmental analysis is presented.

There are no recognised gains or losses other than those included in the profit and loss account.

The accompanying notes are an integral part of this profit and loss account.

Summarised Consolidated Balance Sheet as at 30 June 2002
(expressed in US $'000s)

	Note	30 June 2002 $'000	Pro forma 31 Dec 2001 $'000
Fixed Assets			
Intangible assets			
Negative goodwill	6	(3,714)	(5,209)
Other intangible assets		3,907	4,071
Tangible assets			
Property, plant and equipment		34,854	34,131
Capitalised exploration and development expenditure		1,737	–
Assets under construction and equipment to be installed		5,200	1,177
Investments	7	637	2
		42,621	**34,172**
Current Assets			
Stock and work in progress	8	3,119	321
Debtors		4,770	3,046
Cash at bank and in hand		2,245	1,361
		10,134	**4,728**
Creditors, amounts falling due within one year	9	(15,641)	(8,952)
Net Current Liabilities		**(5,507)**	**(4,224)**
Creditors, amounts falling due after more than one year		**(12,316)**	**(11,394)**
Net Assets		**24,798**	**18,554**
Capital and Reserves			
Share capital	10	433	391
Share premium	10	13,079	8,755
Share incentive reserve	3	40	–
Profit and loss account		(83)	(1,215)
Equity shareholders' funds		**13,469**	**7,931**
Minority interests	11	11,329	10,623
		24,798	**18,554**

The accompanying notes are an integral part of this balance sheet.

These financial statements were approved by the Directors on 25 September 2002.

P.C.P. Hambro **P.A. Maslovsky**

Summarised Consolidated Statement of Cash Flows
for the period ended 30 June 2002

(expressed in US $'000s)

	Note	Six months to 30 June 2002 $'000s	Pro forma Full Year 2001 $'000s
Net cash (outflow)/inflow from operating activities	12	(831)	15,215
Net cash outflow from returns on investments and servicing of finance		(1,206)	(1,718)
Taxation Paid		(7)	–
Capital Expenditure and Financial investment		(6,656)	(16,007)
Cash Outflow before use of Liquid Resources and Financing		(8,700)	(2,510)
Net movement in debt	9	5,985	2,461
Share capital issued		3,599	1,000
Increase in cash at bank and in hand		884	951

Summarised Consolidated Financial Statements
for the period ended 30 June 2002

NOTES

1. Principal Accounting Policies

The Company was incorporated on 20 December 2001 under the name Excelsior Corporation plc as part of a planned reorganisation of an existing group headed by Peter Hambro Mining Limited. Subsequent to the formation of the Company, Peter Hambro Mining Limited was renamed Eponymousco Ltd ("Eponymousco") and the Company was renamed Peter Hambro Mining plc. On 17 April 2002 the Company acquired the whole of the share capital of Eponymousco and obtained admission to the London Alternative Investment Market ("AIM").

These events are considered to be a reorganisation of a continuing business. Consequently, these financial statements have been prepared so as to include the results of the Company and Eponymousco from 1 January 2002 to 30 June 2002 using the accounting polices adopted by Eponymousco in its financial statements for the year to 31 December 2001 with the exception of the basis of consolidation used and the comparative figures presented.

(a) Principles of consolidation

The Company has one 100 per cent. subsidiary, Eponymousco. The results and balances of Eponymousco have been consolidated in these financial statements.

Eponymousco has one subsidiary, OAO Pokrovskiy Rudnik formerly OJSC Pokrovskiy ("Pokrovskiy Rudnik"), a company incorporated in Russia. At 31 December 2001 Eponymousco owned 53.11 per cent. of Pokrovskiy Rudnik. The group acquired a further 2 per cent. of Pokrovsky Rudnik on 19 April 2002 bringing the group's total holding to 55.11 per cent. Pokrovskiy Rudnik has been consolidated in these financial statements.

Pokrovskiy Rudnik has one subsidiary (51 per cent.), OOO Olekminskiy Rudnik ("Olekminskiy Rudnik"), a company incorporated in Russia. Olekminskiy Rudnik is involved in exploring for titanium deposits.

The results and balances of Olekminskiy Rudnik were excluded from consolidation in the previous period on the grounds that they were not material to the group. Olekminskiy Rudnik has been consolidated in the current period on the basis that future results and balances may be material. For this period the impact of consolidation is not material.

(b) Comparative figures

As explained above, the Company was formed as part of a group reorganisation in December 2001. Pro forma comparative figures for the group as it was constituted in 2001 are presented for the Consolidated Profit and Loss Account, Consolidated Cash Flow Statement and Consolidated Balance Sheet.

As financial statement were not drawn up for the group as then constituted for the period to 30 June 2001, comparative figures for the Consolidated Profit and Loss Account and Consolidated Cash Flow Statement are only presented for the year to 31 December 2001.

2. Turnover

Turnover is derived from sales of gold and minor sales of silver that have been produced from the heap-leach process.

It should be noted that emergence from winter temperatures in Eastern Russia during the first part of the year causes lower production than in the second half of the year. In addition, the ore treated during the period was of a lower grade than that of the previous year and it was found that its characteristics called for finer crushing and a longer residence time on the pads. Both of these factors led to reduced production in the first half-year.

Summarised Consolidated Financial Statements
for the period ended 30 June 2002
Notes (continued)

2. Turnover (continued)

All proceeds are receivable in the ordinary course of business and are recorded exclusive of Value Added Tax.

All sales originate in Russia and are destined for Russia.

Pokrovskiy Rudnik has generated all of current period turnover for the group. Turnover of Pokrovskiy Rudnik for the first six months of 2001 was $5.8 million.

3. Directors and Employees

	30 June 2002 $'000	Pro forma 2001 $'000
Directors' emoluments	265	841
Staff costs during the period were as follows:		
Wages and salaries	1,368	2,060
Social security costs	318	677
	1,686	2,737

The average number of employees (excluding directors) of the group during the period was 1,278 (2001 -830). The Company had three part time employees (2001 – nil).

The emoluments of the highest paid director for the period were $71,000 (2001 – $520,000).

During the period Eponymousco Limited implemented a share incentive scheme. Under the scheme participating employees have subscribed for 2,759,368 C ordinary non-voting, non dividend bearing shares in Eponymousco Ltd at a par value of £0.01. These are to be converted into ordinary shares in the Company on the earlier of the disposal of Eponymousco Limited by the Company or 1 June 2005 for a supplementary payment of £1.01. The directors believe that at the time of issue the share incentive scheme had no value over and above the initial subscription paid.

During the period Pokrovskiy Rudnik established a Reserve Bonus Scheme for senior executives of that company. Under this scheme participants will be awarded freely transferable "scheme units" at the end of each year from 2002 to 2012. These will be awarded at the rate of $5 (in aggregate) for each ounce of gold added to the certain reserves. Payments may be made in cash or subject to relevant approvals may be applied to subscribe for new Ordinary Shares in the Company at the prevailing market price. No increase in reserves was identified during the period.

No other long term incentive schemes or pension plans have been implemented by group companies their directors or employees.

4. Interest Payable and Similar Charges

	30 June 2002 $'000	Pro forma 2001 $'000
Finance lease charge	38	31
Bank loan interest	1,467	1,437
Other loan interest	12	145
	1,517	1,613

Summarised Consolidated Financial Statements
for the period ended 30 June 2002
Notes (continued)

5. Taxation

The Company does not anticipate a corporation tax charge for the period as all profits arise in its subsidiary Pokrovskiy Rudnik and the Company itself has suffered losses. Pokrovskiy Rudnik was the beneficiary of a tax concession that exempted it from Russian profit tax for the year ended 31 December 2001. This concession came to an end during 2002. The Russian profit tax charge for Pokrovskiy Rudnik for the period ended 30 June 2002 was $6,653. This tax charge is stated at the actual rate for the period as it is not possible to estimate accurately the anticipated effective tax rate for the full year. No deferred tax asset has been recognised in these financial statements on the grounds that at such an early stage in the group's development it is not possible to be reasonably certain that there will be suitable profits from which the future reversal of underlying timing differences can be deducted.

6. Negative goodwill

	$'000
Cost	
At 1 January 2002	(5,788)
Goodwill arising on additional acquisition of Pokrovskiy Rudnik shares	1,229
At 30 June 2002	(4,559)
Depreciation	
At 1 January 2002	(579)
Release for the year	(266)
At 30 June 2002	(845)
Net book value	
At 31 December 2001	(5,209)
At 30 June 2002	(3,714)

7. Investments

	30 June 2002 $'000	Pro forma 2001 $'000
OOO Olekminskiy Rudnik	–	2
Baikal Bank	637	–
	637	2

Olekminskiy Rudnik is registered in Russia and was formed during 2001. Olekminskiy Rudnik is involved in the preparatory stages of titanium mining. Pokrovskiy Rudnik owns 51 per cent. of the ordinary share capital of Olekminskiy Rudnik. Olekminskiy Rudnik was not consolidated in the group accounts in 2001 as the results and balances were not material to the group. It has been consolidated in the current period accounts.

In June 2002 Pokrovskiy Rudnik agreed to subscribe for new shares which would give it 18.8 per cent. of the share capital of Baikal Bank as part of a recapitalisation. Baikal Bank is a commercial Bank registered in Russia and operating in the Buriatia Republic. It has been agreed that Pokrovskiy Rudnik will resell this holding to ExpoBank and that thereafter JSCP will retain an interest in Baikal Bank's gold business, which is considered to be of strategic importance to JSCP's expansion potential in Russia. Baikal Bank is a major shareholder of a number of gold deposits in the Buriatia Republic, one of the gold producing areas with the highest potential of the Russian Federation.

Summarised Consolidated Financial Statements
for the period ended 30 June 2002
Notes (continued)

8. Stock and work in progress

	30 June 2002 $'000	Pro forma 2001 $'000
Stores and spares	955	–
Work in progress	1,653	312
Bullion in stock	511	9
	3,119	321

Following a review by management, stocks of stores and spares at 31 December 2001 were written off.

The work in progress comprises leached ore and low-grade blended ore.

9. Creditors, amounts falling due within one year

	30 June 2002 $'000	Pro forma 2001 $'000
Trade creditors	1,270	714
Finance lease liabilities	745	292
Note payable	–	1,103
Short term loans and overdraft	8,596	2,020
Short term element of long term loans	3,419	3,757
Other creditors including taxation and social security payable	1,611	1,066
	15,641	8,952

The loans represent short-term loans to Pokrovskiy Rudnik from banks and trading partners mainly for working capital due to winter operations. Interest rates vary from 18 to 22 per cent.

10. Share Capital

	Company	
	30 June 2002 $'000	2001 $'000
Ordinary shares		
Allotted, called up and fully paid:		
At the beginning of the period	-	–
Converted on admission	391	–
New issues	42	–
At the end of the period	433	–
Number of shares (par value £0.01)		
Authorised	100,000,000	–
Issued at the beginning of the period	2	–
Converted on admission	24,696,582	–
New issues	2,897,100	–
At the end of the period	27,593,684	–

Summarised Consolidated Financial Statements
for the period ended 30 June 2002
Notes (continued)

During the period 24,696,584 shares in the Company were issued in exchange for the total issued share capital of Eponymousco Limited. An additional 2,000,000 ordinary shares were issued for consideration of £1.30 per share. A further 897,100 shares were issued in exchange for a 2 per cent. holding in Pokrovskiy Rudnik. As a result of these transactions a share premium of $4,324,542 after listing expenses of $891,562 and commission of $227,214 was recognised.

Further shares in the Company were issued after the year end (see note 13).

11. Minority Interests

	30 June 2002 $'000	Pro forma 2001 $'000
At the beginning of the period	10,623	6,340
Minority interest in equity of acquired subsidiary undertakings	(469)	–
Minority interest in net profit of subsidiary undertakings	1,175	4,283
At the end of the period	11,329	10,623

All minority interests are equity interests.

12. Net Cash (Outflow)/Inflow from Operating Activities

	30 June 2002 $'000	Pro forma Full Year 2001 $'000
Cash received from customers	7,022	23,721
Cash paid to suppliers and employees	(4,868)	(4,904)
Other proceeds	238	550
Other expenses	(3,198)	(4,445)
Exchange difference	(25)	293
Net cash (outflow)/inflow from operating activities	(831)	15,215

13. Post Balance Sheet Events

On 29 July 2002 9,246,318 shares in the Company were issued in exchange for an additional 20 per cent. holding in Pokrovskiy Rudnik. This brought the group's total holding in Pokrovskiy Rudnik to 75 per cent.

Part 3

ACQUISITION AGREEMENT

The Company has entered into the Acquisition Agreement with Macaria Investments Limited and Viscaria Investments Limited, together "**the Vendors**", for the acquisition of 20,354,444,448 JSCP shares in consideration for the issue of 11,144,593 Shares. Implementation of the Acquisition Agreement is conditional (*inter alia*) on the completion of the Sale and Purchase Agreement (which itself is conditional on the completion of transfer formalities and registration of the title to the JSCP shares in the name of Viscaria Investments Limited) and on the Resolution being passed. The Acquisition Agreement contains certain representations and warranties by each of the Vendors.

The Company has agreed to use its reasonable efforts to obtain admission to trading on AIM for the Consideration Shares which will be issued.

All JSCP Shares acquired by the Company pursuant to the Acquisition Agreement will rank *pari passu* with other JSCP shares, are unencumbered and will be transferred with all the rights to receive dividends and other distributions due on them after the date of the Acquisition Agreement.

Following their issue the Consideration Shares will be subject to a lock-in to expire on the first anniversary of Admission.

Part 4

GENERAL INFORMATION

1 Principal Activities

The principal activities of the Group are the mining of gold ore and the production of doré bars in the Russian Federation.

2 *Interests and Dealings*

2.1 Directors

(a) At the close of business on 2 December 2002 (being the last practicable date prior to the publication of this document) the interests of the Directors and their families and of persons connected with them (within the meaning of section 346 of the Act) in the issued share capital of the Company were as follows:

	Number	*Percentage*
Hambro Associates	8,039,800	21.82%
Maslovsky Associates	12,199,931	33.12%
Sir Rudolph Agnew*	7,500	0.00002%

* *These Shares were purchased on 21 May 2002.*

(b) At the close of business on 2 December 2002 (being the last practicable date prior to the publication of this document) Canaccord has an option to subscribe for up to 417,080 new ordinary Shares in the Company at 130 pence per Share, exercisable any time up to 22 April 2003.

(c) At the close of business on 2 December 2002 (being the last practicable date prior to the publication of this document) no Plan Shares were in issue.

(d) Save as disclosed in 2.1(a) above, since Admission there have been no dealings for value in Shares by any of the Directors, save for implementation of the April Acquisition Agreement.

(e) The Company does not have and has not at any time had any interest in any of the Hambro Associates or Maslovsky Associates.

2.2 Canaccord

(a) At the close of business on 2 December 2002 (being the last practicable date prior to the publication of this document) Canaccord did not hold any Shares in the Company.

(b) Since Admission there have been no dealings for value in Shares by Canaccord except for the following:

Trade Date	***B/S Quantity***	***Price***
1/5/02	B11700	£1.33
15/5/02	B9447	£1.25
16/5/02	B25000	£1.15
17/5/02	B43591	£1.15
17/5/02	B25000	£1.15
22/5/02	B18000	£1.20
20/5/02	S100000	£1.15
22/5/02	S10000	£1.36
27/5/02	S22738	£1.38

2.3 The Maslovsky Associates and Hambro Associates

(a) Details of their current holdings in the Company are set out in paragraph 2.1 (a) above.

(b) *Since Admission there have been no dealings for value in Shares by any of the* Maslovsky Associates and Hambro Associates, save for implementation of the April Acquisition Agreement.

(c) Save for the Acquisition Agreement and the Sale and Purchase Agreement, there is no agreement, arrangement or understanding that exists between any of the Maslovsky Associates and Hambro Associates and any of the Directors, or recent Directors, shareholders or recent Shareholders having any connection with, or dependence upon, the proposed Acquisition.

2.4 General

Save as disclosed or referred to in this paragraph 2:

(a) no Director (or their close relatives or related trustees) nor any of the Hambro Associates or Maslovsky Associates nor any person acting in concert with a Director or any of the Hambro Associates or Maslovsky Associates is interested in any relevant securities;

(b) no Director (or their close relatives or related trustees) nor any of the Hambro Associates or Maslovsky Associates nor any person acting in concert with a Director or any of the Hambro Associates or Maslovsky Associates has dealt for value in any relevant securities since Admission;

(c) neither the Company, nor so far as the Directors are aware, having made due and careful enquiry, any Hambro Associates or Maslovsky Associates has any arrangement with any other person in relation to relevant securities;

(d) neither:

(i) any subsidiary of the Company, or of any pension fund of the Company or any of its subsidiaries, or any bank or financial adviser or professional adviser of the Company (including stockbrokers but exempt market makers), including any person controlling, controlled by or under the same control as any such bank or financial or other professional adviser; nor

(ii) any discretionary fund manager (other than an exempt fund manager) connected with the Company

owns or controls any relevant securities or has dealt for value in any relevant securities since Admission.

In this paragraph 2 references to:

(a) "bank" do not apply to a bank whose sole relationship with the Company is the provision of normal commercial banking services;

(b) "control" means holdings, or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether or not the holding(s) give(s) de facto control; and

(c) "relevant securities" mean any Shares and securities convertible into, rights to subscribe for, derivatives referenced to and options (including traded options) in respect of, Shares.

3 Material contracts and Service Contracts

3.1 Save for the Acquisition Agreement and as set out below in paragraph 3.6, no contracts have been entered into by the Company or any of its subsidiaries other than in the ordinary course of business within the period of two years prior to the publication of this document save as set out in the Admission Document.

3.2 No service agreement between the Company or any of its subsidiaries and any Director of the Company has been entered into or varied since Admission save as set out below.

3.3 Although the aggregate remuneration remains the same, the arrangements under which the services of Philip Leatham are provided to the Group have been amended with effect from 1 May 2002 so that under the Consultancy Agreement, Philip Leatham & Co provides the services of Philip Leatham to act in the capacity of Finance Director of the Company and the level of payment thereunder has been reduced from $100,000 to $90,000.

3.4 Pursuant to an employment agreement between Eponymousco Limited ("**Eponymousco**"), and Philip Leatham, with effect from 1 May 2002, Philip Leatham has been employed by Eponymousco to act as company secretary to Eponymousco and such other companies in the Group as the parties may agree, including as company secretary of the Company. Philip Leatham is entitled to a salary for his services under this Agreement at the rate of $10,000 per annum and to be reimbursed for reasonable expenses incurred by him on the business of the Group. The appointment may be terminated by either party upon giving the other at least 6 months' written notice.

3.5 The total emoluments receivable by the existing Directors will not be varied in consequence of the Acquisition.

3.6 On 24 July 2002, JSCP appointed OAO IBG Nikoil to arrange a bond issue in Russia for JSCP. If the issue proceeds it is expected to be a Russian category A-1 issue and the bonds are expected to be traded on the Moscow Interbank Currency Exchange. The Company has agreed to guarantee JSCP's payment obligations with regards the principal and interest on the bonds if issued. If the bonds are issued, it is envisaged that the proceeds of the issue of the bonds will be applied towards funding and exploration work on various deposits being developed by the Group.

4 Material changes

Save as set out in this document, there has been no material change in the financial or trading position of the Group since publication of the Admission Document.

5 Middle Market Quotations

The following table sets out the middle market quotations for a Share as derived from the AIM section of the Daily Official List of the London Stock Exchange, for the first business day of each month since Admission and for 2 December 2002 (being the last practicable date prior to the publication of this document):

Date (2002)	*Price per Share (p)*
1 May	137.5
5 June	145
1 July	130
1 August	99
2 September	107
1 October	95
1 November	86
2 December	90

6 General

(a) No agreement, arrangement or understanding exists whereby the beneficial ownership of any of the Sale Shares to be acquired by the Company pursuant to the Acquisition will be transferred to any other person, save that the Company reserves the right to transfer any such shares to any member of the Group.

(b) Canaccord has given and has not withdrawn its written consent to the issue of this document with the inclusion therein of references to it in the form and context in which they are included.

(c) Moore Stephens, Chartered Accountants has given and has not withdrawn its written consent to the issue of this document with the inclusion therein of references to it in the form and context in which they are included.

7 Documents for inspection

Copies of the following documents will be available for inspection at the offices of Norton Rose, Kempson House, Camomile Street, London, EC3A 7AN during usual business hours up to the date of the Extraordinary General Meeting and at the offices of the Company at 7 Eccleston Street, Belgravia, London, SW1 9LX:

(a) the Memorandum and Articles of Association of the Company;

(b) the Admission Document;

(c) the Interim Statement of the Company dated 25 September 2002;

(d) the Directors' service contracts referred to in part 6 of the Admission Document, the Consultancy Agreement and employment agreement referred to in paragraph 3.4 above;

(e) the Acquisition Agreement, the Sale and Purchase Agreement and material contracts referred to in the Admission Document;

(f) the bond instrument and the Nikoil appointment agreement as described in paragraph 3.6 above; and

(g) the above-mentioned written consents of Canaccord and Moore Stephens.

NOTICE OF EXTRAORDINARY GENERAL MEETING

PETER HAMBRO MINING PLC

(Incorporated in England and Wales with Registered No.4343841)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Peter Hambro Mining PLC will be held at 7 Eccleston Street, Belgravia, London SW1W 9LX at 11.00 a.m. on 19 December 2002 for the purpose of considering and, if thought fit passing the following resolution, which will be proposed as an Ordinary Resolution:

ORDINARY RESOLUTION

THAT:

(A) the waiver by the Panel on Takeovers and Mergers described in the circular to the shareholders of the Company dated 19 December 2002 (the "Circular") of any requirement under Rule 9 of the City Code on Takeovers and Mergers for the Hambro Associates and/or the Maslovsky Associates (as defined in the Circular) to make a general offer to Shareholders of the Company as a result of the issue of ordinary shares of the Company ("Shares") pursuant to implementation of the Acquisition (as defined in the Circular) and the issue of any Shares pursuant to the Plan (as defined in the Circular) to any Hambro Associates and/or Maslovsky Associates (each as defined in the Circular) be and is hereby approved; and

(B) the implementation of the Acquisition on the basis of the Acquisition Agreement (as defined in the Circular) or as otherwise agreed by the Directors be approved.

Registered office:

7, Eccleston Street,
Belgravia,
London, SW1W 9LX

3 December 2002

By order of the Board

Philip Leatham FCA
Secretary

Notes:

1. Voting will be by way of poll. A member entitled to attend and vote may appoint one or more proxies to attend and vote instead of him or her. A proxy need not be a member of the Company. Completion and return of a form of proxy will not preclude a member from attending and voting at the meeting in person.
2. A form of proxy is enclosed which shareholders of the Company are invited to complete and return.
3. The ordinary resolution set out in this notice relating to the Panel waiver will be taken on a poll in accordance with the requirements of the Panel on Takeovers and Mergers for dispensation from Rule 9 of the City Code on Takeovers and Mergers and the Maslovksy and Hambro Associates (as defined in the Circular) will not vote on such resolution.
4. The instrument appointing a proxy, together with a power of attomey or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be completed, signed and returned so as to reach, by hand or by post, Capita IRG plc, at Balfour House, 390-398 High Road, Ilford, Essex, IG1 1BR no later than 11.00 a.m. on 17 December 2002.
5. As provided by Regulation 41 of the Uncertificated Securities Regulations 2001, only those members registered in the register of members of the Company 48 hours before the time set for the Meeting shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after that time shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

sterling financial print 46150

Exhibit B (3)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or as to what action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the United Kingdom Financial Services and Markets Act 2000 who specialises in advising on the acquisition of shares and other securities. *The whole of the text of this document should be read.*

This document which comprises a prospectus has been drawn up in accordance with the Public Offers of Securities Regulations 1995 (as amended) and the AIM Rules. A copy of this document has been delivered to the Registrar of Companies in England and Wales for registration in accordance with regulation 4(2) of those regulations. This document should be read in conjunction with the Initial AIM Admission Document dated 23 April 2002 published in connection with the admission of the Ordinary Shares to trading on AIM.

If you have sold or othe ... lease forward this
document and the acco ... nk or other agent
through whom the sale ... nts should not be
forwarded or transmitte ... Ireland or to such
persons resident in such ... please consult the
stockbroker, bank or ot

Applications have been ... he London Stock
Exchange ("AIM") in tw ... een received, and
secondly for the remaini ... st Admission will
take place, and that deal ... ke place, and that
dealings in such New Sh

03 MAY 22 7:21

The rules of AIM are less ... UK Listing Authority. It is emphasised that no application is being made for admission of the New Shares to the Official List. **AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List of the UK Listing Authority. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser. London Stock Exchange plc has not itself examined or approved the contents of this document.**

None of the Existing Shares or New Shares have been, or will be, registered under the United States Securities Act of 1933, as amended, or under the securities legislation of any state of the United States of America, Canada, Australia, Japan, the Russian Federation or the Republic of Ireland. Accordingly, subject to certain exceptions, the Existing Shares and New Shares may not, directly or indirectly, be offered or sold within the United States of America, Canada, Australia, Japan, the Russian Federation or the Republic of Ireland or to or for the account or benefit of any national, resident or citizen of Canada, Australia, Japan, the Russian Federation or the Republic of Ireland or any person located in the United States. This document does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for New Shares in any jurisdiction in which such offer or solicitation is unlawful. Shareholders in such jurisdictions or who are residents of the Russian Federation, Canada, Australia, the Republic of Ireland or Japan or are US Persons are not entitled to participate *in the Open Offer and are being sent this document for information only.*



PETER HAMBRO MINING PLC

(Incorporated and registered in England and Wales under the Companies Act 1985 with Registered No 4343841)

Proposed establishment of a joint venture

Proposed acquisition of additional gold mining interests

Placing and Open Offer of 9,596,919 New Shares at a price of 175 pence per share


CANACCORD
CAPITAL

NOMINATED ADVISER AND BROKER
Canaccord Capital (Europe) Limited

The latest time for acceptance and payment in full under the Open Offer is 3.00 p.m. on 14 April 2003. The procedure for application is set out in Part III of this document and in the accompanying Application Form. To be valid, Application Forms must be completed and returned with the appropriate remittance so as to reach Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham BR3 4TH as soon as possible and in any event no later than 3.00 p.m. on 14 April 2003.

The Directors of the Company, whose names appear on page 8, accept responsibility, including individual and collective, for the information contained in this document and compliance with the AIM Rules. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Canaccord Capital (Europe) Limited ("Canaccord"), which is regulated by The Financial Services Authority, is the Company's nominated adviser and broker for the purposes of the AIM Rules and is acting exclusively for the Company in relation to the Placing and Open Offer. Canaccord is not acting for, and will not be responsible to, any person other than the Company for providing the protections afforded to customers of Canaccord or for advising any other person on the contents of this document or on any transaction or arrangement referred to in this document. Canaccord's responsibilities as the nominated adviser to the Company are owed solely to the London Stock Exchange plc. Canaccord has not authorised the contents of, or any part of, this document and (without limiting the statutory rights of any person to whom this document is issued) no liability whatsoever is accepted by Canaccord for the accuracy of any information or opinions contained in this document or for the omission of any material information, for which the Company and its directors are solely responsible.

CONTENTS

PLACING AND OPEN OFFER STATISTICS

Number of New Shares to be issued	9,596,919
Issue Price per New Share	175p
Number of Ordinary Shares in issue following the Placing and Open Offer	57,581,514
Market capitalisation on Admission at the Issue Price	£100,767,649.50
Estimated net proceeds of the Placing and Open Offer receivable by the Company*	£15.7m
Percentage of enlarged share capital represented by the New Shares	16.7 per cent.
Number of Sale Shares being placed**	2,000,000

* Estimated net proceeds are stated after the deduction of estimated total costs, charges and expenses of the Placing and Open Offer payable by the Company, of £1.1 million.

** Proceeds not receivable by the Company.

EXPECTED TIMETABLE

Record Date for the Open Offer	20 March 2003
Latest time and date for splitting Application Forms (to satisfy *bona fide* market claims only)	3.00 p.m. on 10 April 2003
Latest time and date for receipt of the Application Forms and payment in full under the Open Offer	3.00 p.m. on 14 April 2003
Dealings expected to commence in the New Shares on AIM:	
First Admission	8.00 a.m. on 25 March 2003
Second Admission	8.00 a.m. on 17 April 2003
CREST stock accounts credited in respect of New Shares to be held in uncertificated form:	
New Shares issued on First Admission	25 March 2003
New Shares issued on Second Admission	17 April 2003
Definitive share certificates in respect of New Shares to be held in certificated form to be despatched by:	
New Shares issued on First Admission	1 April 2003
New Shares issued on Second Admission	24 April 2003

DEFINITIONS AND INTERPRETATIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Act"	the Companies Act 1985 (as amended)
"Admission"	the admission of the New Shares to trading on AIM in accordance with the AIM Rules
"AIM"	the Alternative Investment Market of the London Stock Exchange
"AIM Rules"	the rules applicable to AIM as published by the London Stock Exchange
"Application Form"	the application form relating to the Open Offer being sent to Qualifying Shareholders with this document
"April Acquisition Agreement"	the Agreement dated 23 April 2002 between the Company and Dr Pavel Maslovsky to acquire 19.88 per cent. of JSCP on a share exchange basis
"Articles"	the articles of association of the Company
"Business Day"	a day on which the London Stock Exchange is open for business
"C Shares"	C shares in Eponymousco issued or to be issued under the Eponymousco Share Arrangement
"Canaccord"	Canaccord Capital (Europe) Limited, the Company's nominated adviser
"Canaccord Option Agreement"	the agreement dated 23 April 2002 between the Company and Canaccord pursuant to which Canaccord has an option to subscribe for 417,080 Ordinary Shares in the Company
"the City Code"	the City Code on Takeovers and Mergers
"Company" or "PHM"	Peter Hambro Mining Plc
"CIS"	the Commonwealth of Independent States
"CREST"	the system for paperless settlement of trades and holdings of uncertificated shares administered by CRESTCo Ltd
"Dalgeophysica"	Russian State geological consultancy company FGGUP Dalgeophysica
"December Acquisition Agreement"	the agreement dated 2 December 2002 between the Company and certain Maslovsky Associates in relation to the acquisition by the Company of 20,354,444,448 shares in JSCP in exchange for 11,144,593 Ordinary Shares in the Company
"December Circular"	the circular to Shareholders dated 3 December 2002 issued by the Company
"Directors" or "the Board"	the directors of the Company whose names are set out on page 8
"Eponymousco"	Eponymousco Limited, all of the issued shares of which, other than the C Shares, are owned by the Company

"Eponymousco Share Arrangement"	the incentivisation plan described in paragraph 8 of Part VII
"Existing Shares"	the 47,984,595 Ordinary Shares in issue as at the date of this document
"Far East Mining" or "FEM"	OJSC Far East Mining
"First Admission"	Admission of those New Shares in respect of which Irrevocable Undertakings from Shareholders have been received, which is expected to take place on or around 25 March 2003
"Group"	the Company and/or all or any of the Subsidiaries
"Hambro Associates"	Peter Hambro and/or other holders of Ordinary Shares in which he is interested
"Independent Directors"	Sir Rudolph Agnew and Philip Leatham, comprising a committee of the Board appointed to consider various issues
"Initial AIM Admission Document"	the document published in connection with the admission of the Ordinary Shares to trading on AIM dated on 23 April 2002
"Irrevocable Undertakings"	irrevocable undertakings from certain Shareholders in relation to the Open Offer in respect of an aggregate of 7,578,078 New Shares
"Issue Price"	the price of 175 pence per New Share
"JSCP"	OJSC Pokrovskiy Rudnik, a Russian open joint stock company, 97.69 per cent. of the issued share capital of which is owned by Eponymousco and the Company
"JSCP Shares"	shares in JSCP
"London Stock Exchange"	London Stock Exchange plc
"Magadan Joint Venture"	the proposed joint venture with Susumanzoloto and Shkolnoe in the Magadan Region of Russia
"Magadan Heads"	the heads of agreement between the Company, Susumanzoloto and Shkolnoe relating to the Magadan Joint Venture
"Maslovsky Associates"	Dr Pavel Maslovsky and/or other holders of Ordinary Shares in which he is interested
"Micon"	Micon International Co Limited and NBLGold
"New Shares"	the 9,596,919 new Ordinary Shares being offered pursuant to the Placing and Open Offer
"Official List"	the Official List of the UK Listing Authority
"Olekma"	CJSC Olekminsky Rudnik, a subsidiary of JSCP
"Open Offer"	the invitation made by Canaccord, acting as agent for the Company, to Qualifying Shareholders to subscribe for New Shares at the Issue Price on the terms and conditions set out in this document and in the Application Form
"Optionholders"	those persons who are entitled to the Plan Shares and Canaccord

"Ordinary Shares"	ordinary shares of 1p each in the capital of the Company
"Overseas Shareholders"	Qualifying Shareholders who are resident in countries other than the UK
"the Panel"	the UK Panel on Takeovers and Mergers
"Placing"	the placing by Canaccord of the New Shares and the Sale Shares at the Issue Price pursuant to the Placing and Open Offer Agreement and a placing agreement with one of the Selling Shareholders, subject in the case of the New Shares to the right of Qualifying Shareholders to apply for such New Shares under the Open Offer
"Placing and Open Offer Agreement"	the conditional agreement dated 11 March 2003 between *inter alia* the Company, certain Directors, certain Selling Shareholders and Canaccord, details of which are set out in paragraph 9 of Part VII of this document
"the Plan"	the share plan adopted by the Group
"the Plan Shares"	Ordinary Shares in the Company to be issued on conversion of shares in Eponymousco issued or to be issued pursuant to the Plan
"POS Regulations"	the Public Offers of Securities Regulations 1995, as amended
"Preliminary Results"	the Company's preliminary announcement of the results for the year ended 31 December 2002
"Qualifying Shareholders"	holders of Existing Shares on the Company's register of members on the Record Date (except for certain Overseas Shareholders to whom the Open Offer has not been extended, as described in paragraph 5 of Part III of this document)
"Record Date"	the record date for the Open Offer being the close of business on 20 March 2003
"Reserves Bonus Scheme"	the JSCP bonus scheme described in paragraph 7 of Part VII of this document
"Rio Tinto"	Rio Tinto London Limited
"Russia"	the Russian Federation
"Sale Shares"	the 2,000,000 Existing Shares the subject of the Placing
"Second Admission"	Admission of those New Shares not admitted to trading on the First Admission
"Selling Shareholders"	those Shareholders whose Sale Shares are proposed to be sold pursuant to the Placing
"Shareholders"	holders of Ordinary Shares
"Shkolnoe"	OJSC Gold Mining Company Shkolnoe
"Subsidiaries"	JSCP and Eponymousco
"Susumanzoloto"	OJSC Susuman Mining Complex
"Tokur Acquisition"	the proposed acquisition of Tokur Rudnik

"Tokur Heads"	the heads of agreement between the Company and Far East Mining relating to Tokur Rudnik
"Tokur Rudnik"	OOO Tokursky Rudnik
"United Kingdom" or "UK"	United Kingdom of Great Britain and Northern Ireland
"UK GAAP"	UK Generally Accepted Accounting Principles
"UKLA" or "UK Listing Authority"	the Financial Services Authority, acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"United States" or "US"	United States of America, each state thereof (including the District of Colombia), its territories, possessions and all areas subject to its jurisdiction
"US Person"	any person resident in the United States or otherwise a US Person within the meaning of Regulation S under the United States Securities Act of 1933, as amended
"£" and "p"	pounds sterling and pence sterling respectively
"$" or "US$"	US Dollars
"R" or "Rbs"	Roubles

All references in this document to legislation are to English legislation, unless otherwise stated, or as the context otherwise requires.

Save where otherwise stated, references to categories of reserve and resources are to Russian categories.

DIRECTORS, SECRETARY AND ADVISERS

Directors	Peter Charles Percival Hambro (Chairman) Dr Pavel Alexeivich Maslovsky (Vice Chairman) Philip William Leatham (Finance Director) George Jay Hambro (Executive Director) Sir Rudolph Ion Joseph Agnew (Non-executive Director) Alexei Pavlovich Maslovsky (Non-executive Director) *all of* 7 Eccleston Street Belgravia London SW1W 9LX		
Secretary	Philip Leatham FCA		
Registered Office	7 Eccleston Street Belgravia London SW1W 9LX		
Russian Office	7, Building 2, Staraya Basmannaya 103064 Moscow Russia		
Nominated Adviser and Broker	Canaccord Capital (Europe) Limited Brook House 27 Upper Brook Street London W1K 7QF		
Mining Engineers	Micon International Co Limited Suite 10, Keswick Hall Keswick, Norwich Norfolk NR4 6JT	NBL Gold 11a 1st Poshchivsky Proezd Moscow Russia	FGGUP Dalgeophysica Bolshakovskaya 15 680091 Khabarovsk
Auditors	Moore Stephens St. Paul's House Warwick Lane London EC4P 4BN		
Solicitors to the Company	Norton Rose Kempson House Camomile Street London EC3A 7AN		
Solicitors to the Placing and Open Offer	Charles Russell 8-10 New Fetter Lane London EC4A 1RS		
Receiving Agent	Capita IRG Plc Corporate Actions PO Box 166 The Registry 34 Beckenham Road Beckenham BR3 4TU		
Registrars	Capita Registrars The Registry 34 Beckenham Road Beckenham BR3 4TU		
Bankers	*To the Company:* Royal Bank of Scotland 119-121 Victoria Street London SW1E 6PA	*To JSCP:* Savings Bank of Russia ("Sberbank") 117997 Vavilova 19, Moscow Russia	

PART I

LETTER FROM THE CHAIRMAN



PETER HAMBRO MINING PLC

(Incorporated in England and Wales with Registered No. 4343841)

7 Eccleston Street, Belgravia, London, SW1W 9LX

Telephone +44 20 7393 0102
Website: http://www.peterhambro.com

Facsimile +44 20 7393 0103
Email: corporate@peterhambro.com

Directors:
Peter Hambro
Dr Pavel Maslovsky
Philip Leatham
Sir Rudolph Agnew
Jay Hambro
Alexei Maslovsky

24 March 2003

To the Shareholders and, for information only, to Optionholders

Dear Shareholder

Proposed establishment of a joint venture
Proposed acquisition of additional gold mining interests
Placing and Open Offer of 9,596,919 New Shares
at a price of 175 pence per share

Introduction

Your Board announced on 11 March 2003 that the Company had effected a conditional placing of New Shares and Existing Shares, the implementation of which was conditional, *inter alia*, on the publication and despatch of this document in a form acceptable to the Company and to Canaccord.

The Company intends to raise approximately £16.8 million (approximately £15.7 million net of expenses) by way of the Placing and Open Offer. The estimated net proceeds of the Placing and Open Offer are intended to be applied principally in funding the Company's participation in the proposed Magadan Joint Venture with Susumanzoloto and Shkolnoe, the subject of the Magadan Heads, details of which were announced by the Company on 17 February 2003, and in the proposed acquisition of Tokur Rudnik, the subject of the Tokur Heads, details of which were announced on 10 March 2003, in each case, subject to the relevant agreements being entered into and becoming unconditional. Further details in relation to the Magadan Joint Venture and the Tokur Acquisition are set out in Parts II and VII of this document.

In addition, under the Placing, 2,000,000 Existing Shares have been conditionally placed on behalf of certain existing Shareholders. The proceeds of the sale of the Sale Shares will not be received by the Company.

The purpose of this document is to provide you with further information on developments in the Group, the Placing and Open Offer, the Magadan Joint Venture, the Tokur Acquisition and on the proposed application of the net proceeds of the issue of the New Shares and to set out the Open Offer which is contained in the letter from Canaccord in Part III of this document.

Information on the Company

The Company was established to be the holding company for the Subsidiaries whose principal activities are the mining of gold ore and the production of doré bars in the Russian Federation. Under Russian law, the Group has the right to freely export its product, once refined, to be sold for hard currencies.

Further information on the Group is set out in Part II of this document.

Current Trading and Prospects

Your Board has always made clear its aim to build a Russian-focused mining group and significant progress has been made towards this aim in the short time since the Company was admitted to trading on AIM.

As set out in the press announcement issued on 10 March 2003 which contained our preliminary results for the period ended on 31 December 2002, a copy of which is set out in Part IV of this document, the Company has recently received independent confirmation, from the Russian State geological consultancy company Dalgeophysica, of the Group Chief Geologist's revised estimation of 9.4 million ounces of Russian category C and P reserves and resources at Pioneer. When the Group acquired Pioneer in 2000 the stated resources were approximately 1.5 million ounces in the Russian P category. In September 2002 the Company announced that its exploration activities had increased this figure to 3.59 million (at a 0.6 gram per tonne cut-off grade) and that sufficient drilling had been done to place 1.62 million ounces in the C2 reserve category.

As announced in July and December last year, the Company has also increased its shareholding in JSCP to 97.69 per cent. Furthermore, as planned, the new process plant at Pokrovskoye was commissioned in the summer of 2002 and first gold from this production facility was produced on 7 September 2002. Details of the Pokrovskoye resources were disclosed in the Initial AIM Admission Document and were independently valued by Micon. During 2002, exploration was focused at Pioneer and consequently the resources at Pokrovskoye have not been updated.

Preliminary and unaudited figures show that the Group produced and sold 71,960 ounces of gold during 2002 and produced revenue of US$22,774,000. Operating costs during the period (including depreciation and interest) were RuR38.08 per tonne of ore processed (US$1.20/t) and RuR139.19 per gram of gold produced (US$136/ounce). The Company has reported unaudited consolidated profit after tax for 2002 of US$8.8 million.

The Company has also announced that it has entered into heads of terms to acquire, from Far East Mining, Tokur Rudnik a company which holds the licence for the Tokur deposit in the Amur region of Russia, subject *inter alia* to contract and to satisfactory due diligence and an independent verification exercise.

Independent resource estimates for the deposit, which is located some 450kms north east of PHM's Pokrovskiy operation, indicate approximately 8.1 million ounces. Completion of this acquisition would on this basis take the Group's estimated total Russian Category C and P reserves and resources for the Group to approximately 19 million ounces.

The Company has also entered into heads of agreement to form a new joint venture company for investment in the Magadan region of Russia. It is intended that this joint venture, in which the Company intends to have a 50 per cent. stake, will acquire interests in Nel'kobazoloto and Berelekh (which are defined on page 17) and will bid for the Russian government's 38 per cent. stake in the Matrosov mine.

The Company has also signed confidentiality agreements with Rio Tinto to share geological and other data to enable it to evaluate the potential of certain of the Group's properties. These agreements do not commit Rio Tinto to become involved in anyway with the Company or any of the Group operations, nor do they give Rio Tinto any exclusivity to collaborate on, or acquire an interest in, any of the properties.

Further information on these arrangements is set out in Parts II and VII of this document.

Background to and reasons for the Placing and Open Offer

The positive developments in relation to international investment in Russia and our entry into the heads of agreement for the Magadan and Tokur projects have been accompanied by a strengthening in the gold price, which has resulted in the gold sector being one of the better performing sectors on the international securities markets. These factors have enabled the Company, with the assistance of Canaccord, to secure placees not only for the New Shares but also for the Sale Shares.

The net proceeds of the Placing and Open Offer are intended to be applied principally in funding the Company's participation in the Magadan Joint Venture and the cash element of the Tokur Acquisition. The balance will be available for debt reduction and/or working capital. Implementation of the proposed Magadan Joint Venture and Tokur Acquisition will both remain conditional following completion of the Placing and Open Offer and in the event that either or both of these proposals are not implemented the Placing and Open Offer proceeds not thereby utilised would be applied principally in financing additional work on the Group's existing properties and in debt reduction.

In order to enable Shareholders to participate in the issue of the New Shares, it was decided to implement the fund raising as a placing and open offer falling within the shareholder authorities already granted to your Directors. As the Placing and Open Offer are being carried out pursuant to these existing authorities their implementation does not require further Shareholder approval.

Details of the Open Offer

The Company is proposing to raise approximately £16.8 million (approximately £15.7 million net of expenses) by the issue of 9,596,919 New Shares pursuant to the Placing and Open Offer. 7,578,078 New Shares in respect of which Irrevocable Undertakings have been received have been placed firm, on a conditional basis, at the Issue Price with institutional and other placees and the remaining 2,018,841 New Shares have been conditionally placed at the Issue Price with institutional and other placees, subject to reduction to satisfy valid applications from Qualifying Shareholders under the Open Offer. It is a term of the Open Offer that those New Shares which are the subject of Irrevocable Undertakings from Shareholders will be issued to placees as soon as practicable, thereby enabling the Company to receive the net proceeds of their issue following the First Admission which is intended to take place on 25 March 2003. This issue of these New Shares will not affect the rights of Qualifying Shareholders, in respect of New Shares not the subject of the Irrevocable Undertakings, to accept the Open Offer at any time until the latest time for acceptance and payment in full under the Open Offer specified below. The Placing and Open Offer are conditional *inter alia* upon First Admission taking place by not later than 11 April 2003 or such later date as Canaccord and the Company may agree, not being later than 17 April 2003, and upon Second Admission taking place by not later than 30 April 2003 or such later date as Canaccord and the Company may agree, being not later than 7 May 2003.

Qualifying Shareholders are being given the opportunity to subscribe under the Open Offer for the New Shares at the Issue Price, *pro rata* to their existing shareholdings on the basis of

1 New Share for every 5 Existing Shares

held on the Record Date. The New Shares will, when issued and allotted, be fully paid, and will rank *pari passu* in all respects with the Existing Shares.

Entitlements of Qualifying Shareholders will be rounded down to the nearest whole number of New Shares. Fractional entitlements will be aggregated and subscribed pursuant to the Placing for the benefit of the Company. The maximum entitlement of each Qualifying Shareholder is indicated on the Application Form accompanying this document which is personal to Qualifying Shareholders and may not be transferred, except to satisfy *bona fide* market claims. The Application Form represents a right to apply for New Shares. Shareholders should note that the Open Offer is not a "rights issue" and that the Application Form is not a document of title and cannot be traded. Any New Shares which are not validly applied for under the Open Offer will be subscribed by placees at the Issue Price.

Irrevocable Undertakings have to date been received from certain existing Shareholders (including the Hambro Associates and the Maslovsky Associates) in respect of an aggregate of 7,578,078 New Shares. These New Shares have consequently already been placed firm. The remaining New Shares have been placed subject to clawback to meet valid applications under the Open Offer.

The Placing and Open Offer in respect of the 2,018,841 New Shares which are not the subject of the Irrevocable Undertakings are subject, *inter alia*, to the following conditions which must be satisfied not later than 30 April 2003 or such later date as the Company and Canaccord may agree, being no later than 7 May 2003:

(a) the Placing and Open Offer Agreement having otherwise become unconditional in all respects and not having been terminated in accordance with its terms in respect of the placing of such New Shares prior to Second Admission; and

(b) Second Admission.

Applications have been made for the New Shares to be admitted to trading on AIM in two stages, the first being for the New Shares in respect of which the Irrevocable Undertakings have been received, and the second for the remaining New Shares which are to be allotted following closing of the Open Offer. It is expected that the First Admission will take place, and that dealings in such New Shares, will commence on 25 March 2003 and that the Second Admission will take place, and that dealings in such New Shares, will commence on 17 April 2003. The expected timetable for delivery of share certificates in respect of New Shares to be held in certificated form and delivery into CREST for New Shares held in uncertificated form is as follows:

	Certificated	*Uncertificated*
First Admission	1 April 2003	25 March 2003
Second Admission	24 April 2003	17 April 2003

Details of the Placing of the Sale Shares

As part of the Placing, placees have been procured on a firm, conditional basis, on behalf of the Selling Shareholders for the 2,000,000 Sale Shares at the Issue Price.

The Selling Shareholders comprise Mining Investors Limited, a Hambro Associate (which has conditionally agreed to sell 500,000 Sale Shares), Dr Pavel Maslovsky, a Director (who has conditionally agreed to sell 500,000 Sale Shares) and Mr G Robert Durham (who has conditionally agreed to sell 1,000,000 Sale Shares).

The Independent Directors and Canaccord considered that the resultant reduction in the aggregate holdings of the Hambro and Maslovsky Associates would have the potential of increasing liquidity in the Shares and is thus in the interests of the Company. Accordingly, the Independent Directors and Canaccord have agreed to the disposal of part of the Selling Shareholders' respective holdings notwithstanding that the one-year lock-in period has not quite expired. Following implementation of the Placing and Open Offer the respective proportions of the enlarged share capital owned by the Hambro and Maslovsky Associates will reduce to 13.09 per cent. and 39.67 per cent. respectively.

The commissions and stamp duty payable in respect of the Placing of the Sale Shares will be borne by the Selling Shareholders.

Board Changes

On 10 March 2003 the Company announced that Jay Hambro had become an executive Director, having been a non-executive Director prior to that. Jay will assist with the business development activities within the Group.

It is our intention to appoint an additional independent non-executive Director in due course.

Taxation

The attention of Shareholders is drawn to paragraph 12 of Part VII of this document which is a general guide to the current UK tax position. **Shareholders who are in any doubt as to their tax position should consult their professional advisers immediately.**

Overseas Shareholders

The attention of Overseas Shareholders is drawn to paragraph 5 of Part III of this document.

Action to be taken

Qualifying Shareholders who wish to take up their entitlement to New Shares, in whole or in part, under the Open Offer are requested to complete the Application Form and return it, together with the appropriate remittance, to Capita IRG Plc, Corporate Actions, PO Box 166, 34 Beckenham Road, Beckenham BR3 4TH, so as to be received no later than 3.00 p.m. on 14 April 2003.

Additional Information

Shareholders' attention is drawn to Parts II to VII of this document which provide additional information on matters discussed above.

Yours faithfully,

Peter Hambro
Chairman

PART II

FURTHER INFORMATION ON THE GROUP, THE MAGADAN JOINT VENTURE AND TOKUR ACQUISITION

The Group's Business

Gold mining

The Group is involved in the mining in the Amur Region of Russia of gold ore and the production of doré bars which are sent for refining into London Good Delivery bars of gold and silver at a refinery in Krasnoyarsk. In accordance with the Group financing arrangements, most of the gold is currently sold to Sberbank (the Russian State Savings Bank) in Moscow and the silver is sold to other banks in Russia. Under Russian law, the Group has the right to freely export its product, once refined, to be sold for hard currencies.

Location

The Group has offices in London, Moscow, Blagoveshchensk and Tygda. The two gold deposits owned by the Group, Pokrovskoye and Pioneer, are located in the Amur Region of the Russian Federation (see below).


Anadyr'
Nizhnevartovsk
Tura
RUSSIA
Novosibirsk
Kemerovo
Krasnoyarsk
Yakutsk
Magadan
Tigil'
Abakan
Kyzyl
Cheremkhovo
Pokrovka and Pioneer
Gold Deposits
Ner
Irkutsk
Ulan-Ude
Chita
Aginskoye
Ulaanbaatar
Ulan Bator
MONGOLIA
Blagoveshchensk
Birobidzhan
Khabarovsk
Yuzhno-Sakhalinsk
Qiqihar
Harbin
JAPAN
Changchun
Vladivostok
Sapporo
CHINA
Jilin
Chongjin
PACIFIC OCEAN
Shenyang
Baotou
Beijing
Tangshan
Xining
Taiyuan
N. KOREA
Kimch'aek
Yushu
Lanzhou
Handan
Tianjin
Tientsin
Haeju
SOUTH KOREA
Xi'an
Jinan
Nagoya
Tokyo
Luoyang
Zhengzhou
Kwangju
Pusan
Osaka
Chengdu
Huainan
©2001 Microsoft Corp. All rights reserved.

Access to the Mine is either by an air service from Blagoveshchensk to Zeya (60 km. from the Pokrovskiy mine) or Trans-Siberian Railways from Khabarovsk (18 hours) to Tygda (10 km. from the Pokrovskiy mine). The car journey from Blagoveshchensk to the Pokrovskiy mine takes approximately 7 hours.

Mining Activities

The Group has two separate gold deposits: **Pokrovskoye**, where the Group started mining and produced its first gold in 1999 and which is approximately 320 km north-west of Blagoveshchensk, the regional capital, and 50 km north of the border with China, and **Pioneer**, which is at an advanced exploration stage and is located approximately 40 km from Pokrovskoye.

Pokrovskoye

The Pokrovskoye Licence was issued to OJSC Tokur Zoloto on 16 May 1994 by the State Geology Committee of the Russian Federation and was transferred to JSCP in 1997. The Licence runs until 1 June 2014 and may thereafter be extended with the consent of the licensing authority.

Following the acquisitions implemented last year, PHM now owns 97.69 per cent. of the issued share capital of JSCP.

Mining at Pokrovskoye is carried out entirely by open-pit methods using an owner-operated mining fleet. Mine development follows the government approved VNIPI design, which is in accordance with standard Russian practice. In addition to ore derived from the open pit, there is some secondary reclamation of ore from previously treated heaps and from intermediate grade stockpiles. Most of the equipment used is of Russian origin, is appropriate in terms of size and capacity and has been carefully selected.

Currently mining takes place in four separate small pits but these will gradually be merged into two separate pits. The mineralised zones that comprise the Pokrovskoye project are almost flat and relatively shallow with the final excavation of the deepest pit being approximately 130m below the surrounding flat topography.

Gold production commenced in 1999 using a heap-leach and recovery process. Before the commissioning of the new plant, all ore from Pokrovskoye was crushed, screened and then agglomerated before being stacked on the pads. Pregnant solution drained from the heaps on to a pad connected to a Merrill Crowe circuit and gold was recovered. This gold was smelted into doré bars and the barren solution reused. After the 60 day leach cycle the leached ore was reclaimed and stockpiled for future grinding and subsequent treatment in the new plant.

As planned, the new process plant, construction of which started in the spring of 2001, was commissioned in the summer of 2002 and first gold from this production facility was produced on 7 September 2002. The new plant uses resin technology, which is commonly in use in Russia and is designed to treat 1 million tonnes of ore per annum. The process involves crushing and grinding of the ore, resin in pulp absorption and electrowinning to produce doré bullion. The barren tailings are treated by the INCO cyanide removal process before being pumped to a tailings dam.

Preliminary and unaudited figures show that JSCP produced 71,960 ounces of gold in the year to 31 December 2002 (compared with circa 90,000 in 2001). The decrease in gold production was primarily caused by lower grade ore, longer residence times on the heap leach and initial start-up problems on the new mill.

Pokrovskoye Resources

Details of the Pokrovskoye resources were disclosed in the Initial AIM Admission Document and were independently valued by Micon. Micon's estimate of contained gold as at 1 January 2002 was 49.676 tonnes (1.6 million ounces), after taking into account dilution and losses, and covers gold in-pit and in the Pokrovskoye stockpiles. This figure only takes into account the ore underlying the reserves previously designated as such by the Russian State Reserves Committee.

During 2002 exploration was focused at Pioneer and, consequently, the resources at Pokrovskoye have not been updated.

Pioneer

The licence for the Pioneer deposit was applied for on 25 October 2000 and granted by the Natural Resources Committee of Amur Region on 15 January 2001. The licence runs until 31 December 2013 and may thereafter be extended with the consent of the licensing authority. Pioneer is currently at an advanced exploration stage.

Pioneer Resources

When preparing the Amur Province subsurface study programme prior to its purchase by the Group, the Amur Geological Committee evaluated the Pioneer deposit at 45 tonnes (1.5 million ounces) of gold. The Group's successful tender for the Pioneer licence was based on this evaluation. In September 2002, the Company announced that its exploration activities had increased this figure to 11,542 tonnes (3.59 million ounces) (at a 0.6 gram per tonne cut-off grade) and that sufficient drilling had been done to place 1.62 million ounces in the Russian C2 reserve category. This work was conducted under the supervision of the Group's Chief Geologist, Nikolai Vlasov. The Company has recently received independent confirmation, from Dalgeophysica, of the Group Chief Geologist's revised estimation of 9.4 million ounces of category C and P reserves and resources at Pioneer.

Since September 2002, receipt of more assay results from the exploration drilling campaign have increased the reserves and resources still further. As at 25 February 2003 the Company estimates that the C2 component of the reserves and resources is now 1.78 million ounces. These exploration activities have enabled the reclassification of category P resources to C2 reserves.

C2 category reserves require no further drilling or sample analysis work for ounces to be categorised as mineable reserves. The only additional work required is economic assessment and approval thereof by the Russian mining authorities.

Table 1: Pioneer Resources (millions of ounces)

	April 2002	*September 2002*	*February 2003*
Main orebody - C2 category reserves	-	1.62	1.78
Main orebody - P1 + P2 category resources	1.5	1.97	1.84
Oreshoots - P1 + P2 category resources	-	-	5.80
Total P + C	1.5	3.59	9.42

The reserves and resources of the main ore body are supported by the results obtained from 76 drill holes and 21 trench samples.

Part of the increase in the C2 category reserves comes from the discovery of a high-grade 120m oreshoot (known as "Apophysis No.1") of the Bakhmut part of the deposit. Calculation of resources based around 50m blocks and to a maximum depth of 282m, suggests C2 category reserves of 635,000 ounces. The following table outlines four key intersections of the oreshoot:

Table 2: Drill Results from Bakhmut-Apophysis No.1

	Grade (g/t)	*Thickness (m)*
Hole c-69	17.5	35.0
Hole c-203	15.3	11.2
Hole c-204	9.6	15.9
Hole c-47	7.4	5.9

The geochemical signature extends significantly beyond the drilled area (for a further 1.02km) to an area where artisanal mining has taken place in the past. Grab samples taken in this area, which is believed to be on the same structure as Apophysis 1, have returned grades of 20-30 grams per tonne. Dalgeophysica has postulated that the structure has the potential to host possible resources of over 51 tonnes of gold at similar grades, applying a factoring of 40-70 per cent. reduction coefficient.

Future plans

Analysis of the work done during the winter of 2002/03 is being completed and the Directors anticipate that more comprehensive statements of the potential of the Pioneer resources should be available later this year. Additional exploration drilling is continuing at Pioneer according to the programme outlined by Dalgeophysica and the Group Chief Geologist.

The Directors anticipate that this drilling, assaying and resource evaluation will prove that ore from Pioneer will be of a sufficiently high grade to enable it to be economically trucked to the new plant at Pokrovskoye and, if this proves to be the case, the Directors intend to expand the mill from 1 million to 1.5 million tonnes of ore per year. Low grade ores would most probably be heap-leached on site at Pioneer in due course.

Olekma

JSCP's 51 per cent. subsidiary, Olekma, holds the licence to explore a titanium deposit located some 600km north of Pokrovskoye and during 2002 the Group started evaluating in more detail the potential of this venture.

In order to pursue this venture, the Company has entered into a contract for the provision of a bankable feasibility study with German company, Ferrostahl GmbH. Ferrostahl is working on this study with VnipiProm Technologie, the Moscow-based institute which designed the Group's resin-in-pulp plant, a concept which is in keeping with the Group's policy of maximising Russian involvement where possible.

The Directors believe that the planned exploitation of the Olekma deposit could involve ore being concentrated on site and the concentrate being sent by rail to Tygda (14 kms from Pokrovskoye) for processing in a newly constructed titanium dioxide pigment plant and ancillary works.

Magadan Joint Venture

The Company announced on 17 February 2003 that it had signed heads of agreement with Susumanzoloto and Shkolnoe to set up a new joint venture gold mining company. It is intended that this company will invest in the Magadan region of Russia where both Susuamanzoloto and Shkolnoe are located. Susumanzoloto has been producing gold for over 60 years and is well known as one of the biggest gold producers in the area.

Susumanzoloto and Shkolnoe intend to contribute all of their holdings in OJSC Berelekh Mining Complex ("**Berelekh**") and CJSC Nel'kobazoloto Mining Company ("**Nel'kobazoloto**") respectively.

It is intended that the Company's contribution to the proposed joint venture will, subject to the receipt of a satisfactory independent valuation of Berelekh and Nel'kobazoloto, comprise cash. The amount of cash to be contributed will be agreed between the parties and be based on this independent valuation which is currently being carried out by Micon.

Nel'kobazoloto holds the licence for the Shkolnoe deposit, which was discovered in 1990. The deposit is situated approximately 57 km from Omchak with reported delineated resources of approximately 32 Mt of gold. All major ore bodies discovered at the deposit are concentrated at the level of the sublayer structure which contains narrow, high-angle, gold-bearing quartz veins. Nine such ore bodies have been discovered at the deposit. Access is through a series of five adits, each separated by 50 m vertical elevation. Mining is accomplished by modified cut-and-fill. Ore is transferred from drawpoints by cable slushers, loaded into ore cars and trammed by rail to an ore dump. Ore is then trucked to the Matrosov processing plant at Omchak for gold recovery. Publicly available information indicates that Shkolnoe was commissioned in 1999 and that actual production of ore in 1999 was 40,000 tons per year.

Berelekh was created in 1999 as a subsidiary of Susumanzoloto and holds licences for some of Susumanzoloto's alluvial deposits. By agreement with Susumanzoloto, Berelekh is involved in seasonal

production of alluvial gold in the Berelekh river valley in its upper and middle streams. The Berelekh river valley is a traditional source of alluvial gold with over 200 Mt having been extracted since 1936.

It is intended that a principal purpose of the joint venture will be to take part in a tender for the Russian State's 38 per cent. shareholding (representing 50.7 per cent. of the voting shares) in OJSC Matrosov Mine. The Matrosov mine is situated in the Ten'kinski region of the Magadan oblast and deals with the extraction and processing of precious metals to produce chemically pure metals and concentrates. Publicly available information indicates that OJSC Matrosov Mine currently produces 32,000 ounces per year in the Magadan region and that it also owns the licence for the Natalka deposit (located 390 km northeast of Magadan) with Russian category B, C1 and C2 resources of 8 million ounces. The Natalka deposit is estimated to have production capability of 2 tons of gold per year.

The tender is currently expected to take place later this year. However, there is no certainty that the tender will be concluded this year or that any such participation by the proposed joint venture would be successful.

Further details about the Magadan JVA are set out in paragraph 9 of Part VII of this document.

Tokur Acquisition

The Company entered into heads of terms in relation to the acquisition from Far East Mining of Tokur Rudnik, a company which holds the licence for the Tokur deposit, located in the Selimdjinsky district of the Amur region of Russia, subject *inter alia* to contract, satisfactory due diligence and an independent verification exercise. If implemented, the Tokur Acquisition would result in the Group acquiring a 100 per cent. participating interest in Tokur Rudnik which holds the exploration and production licence (No. BLG 01366 BE) for the Tokur deposit.

The Tokur deposit, which is located some 450kms north east of Pokrovskiy mine, was first discovered in 1939 and further exploration and delineation of the reserves and resources continued until the late 1980s. In 1991, the decision to commence production was taken. The Directors believe that small scale production on Tokur continued until October 2000 when due to the financial problems of the then licence holder production was stopped. Approximately 680.9 kgs (21,891 ounces) of gold was produced by the mine between 1992 and 2000.

Independent resource estimates for the deposit indicate approximately 8.1 million ounces. Completion of this acquisition would, on this basis, take the Group's estimated total Russian category C and P reserves and resources for the Group to approximately 19 millon ounces. The Directors believe that Tokur has a developed infrastructure, including roads, electricity, housing and an airport and that there is also an experienced labour force. PHM expects that small scale production at the deposit can be resumed by mid 2003 at an estimated cost of approximately US$500,000. The Directors understand that there is also an existing plan to develop the Tokur deposit by means of an adit which would allow the commencement of bulk mining. If successful in the acquisition, the Company intends to commission a feasibility study to evaluate the potential of this plan in relation to the entire mineralised zone.

Further details about the Tokur Acquisition are set out in paragraph 9 of Part VII of this document.

Group Structure


Local Authority interests
Peter Hambro Mining Plc
&
Eponymousco Ltd
2.31%
97.69%
Joint Stock Company
Pokrovskiy Mine
51%
Pokrovskoye*
Other deposits*
Pioneer*
Olekma

* licence interests

PART III

LETTER FROM CANACCORD CAPITAL (EUROPE) LIMITED


CANACCORD
C A P I T A L

CANACCORD CAPITAL (EUROPE) LIMITED

MEMBER OF THE LONDON STOCK EXCHANGE AND REGULATED BY THE SFA

CANACCORD CAPITAL (EUROPE) LIMITED IS A WHOLLY OWNED SUBSIDIARY OF CANACCORD HOLDINGS LTD

BROOK HOUSE 27 UPPER BROOK STREET LONDON W1Y 1PD

24 March 2003

To the holders of Ordinary Shares and, for information only, to Optionholders

Dear Sir or Madam

Placing and Open Offer of 9,596,919 New Shares, at a price of 175 pence per share

1 Introduction

As explained in the letter from your Chairman set out in Part I of this document, the Company is proposing to raise approximately £16.8 million gross (approximately £15.7 million net of expenses) by the issue of 9,596,919 New Shares pursuant to the Placing and Open Offer. 7,578,078 New Shares in respect of which Irrevocable Undertakings have been given have been placed firm, on a conditional basis, at the Issue Price with institutional and other placees and the remaining 2,018,841 New Shares have been conditionally placed at the Issue Price with institutional and other placees, subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer.

It is a term of the Open Offer that those New Shares which are the subject of Irrevocable Undertakings by Shareholders, will as soon as practicable, be issued to placees. This does not affect the rights of Qualifying Shareholders, in respect of New Shares not the subject of the Irrevocable Undertakings, to accept the Open Offer at any time until the latest time for acceptance and payment in full under the Open Offer specified below. The Placing and Open Offer are conditional *inter alia* upon First Admission taking place by no later than 11 April 2003 or such later date as Canaccord and the Company may agree, not being later than 17 April 2003 and, in respect of the New Shares which have not then been issued, upon Second Admission taking place by no later than 30 April 2003 or such later date as Canaccord and the Company may agree, being not later than 7 May 2003.

It is expected that First Admission will take place, and that dealings in the New Shares in respect of which Irrevocable Undertakings have been received will commence on 25 March 2003 and that Second Admission will take place and that dealings in the remainder of the New Shares will commence on 17 April 2003.

Irrevocable Undertakings have been received from certain existing Shareholders (including the Hambro Associates and Maslovsky Associates) in respect of an aggregate of 7,578,078 New Shares. These New Shares have consequently already been placed firm. The remaining 2,018,841 New Shares have been placed subject to clawback to meet valid applications from Qualifying Shareholders under the Open Offer.

This letter, together with the accompanying Application Form, contains the formal terms and conditions of the Open Offer.

2 The Open Offer

Canaccord, as agent for the Company, invites Qualifying Shareholders, subject to the terms and conditions set out below and in the Application Form, to apply for the New Shares at the Issue Price, free of all expenses, payable in full on application. Qualifying Shareholders may apply for New Shares on the basis of

1 New Share for every 5 Existing Shares

held on the Record Date and so in proportion for any greater number of Existing Shares then held. Fractional entitlements to New Shares will not be allotted pursuant to the Open Offer but will be aggregated and placed for the benefit of the Company under the Placing and Open Offer Agreement. Qualifying Shareholders' entitlements to New Shares will be rounded down accordingly. Fractional entitlements will be aggregated and subscribed pursuant to the Placing for the benefit of the Company. Application may be made by a Qualifying Shareholder for any number of New Shares up to and including his *pro rata* entitlement shown in Box 5 on the Application Form. Applications will be disregarded to the extent that they exceed such maximum entitlement and any Qualifying Shareholder so applying shall be deemed to have applied only for New Shares up to such maximum entitlement and any monies paid in excess of the amount due in respect of any application made will be returned to the applicant (at the applicant's risk) without interest.

The New Shares will, when allotted and issued, be fully paid and will rank *pari passu* in all respects with the Existing Shares. Application for New Shares may only be made on the enclosed Application Form, which is personal to the Qualifying Shareholder(s) named in the Application Form and may not be assigned, transferred or split except to satisfy *bona fide* market claims in relation to purchases through the market prior to the Existing Shares being marked "ex" the Open Offer. Qualifying Shareholders who have sold or transferred all or part of their registered holdings prior to the ex-entitlement date are advised to consult their stockbroker, bank or other professional adviser authorised under the Financial Services and Markets Act 2000 through or by whom the sale or transfer was effected as soon as possible, since the benefits arising under the Open Offer may be claimed from them by purchasers under the rules of the London Stock Exchange. The Application Form represents a right to apply for New Shares. Shareholders should note that the Open Offer is not a "rights issue". The Application Form is not a document of title and cannot be traded. Qualifying Shareholders should be aware that, unlike in a rights issue, any New Shares not applied for under the Open Offer will not be sold in the market or placed for the benefit of Qualifying Shareholders, but will be taken up under the Placing.

Applications have been made for the admission of all the New Shares to trading on AIM in two stages. It is expected that First Admission will take place, and that dealings in the relevant New Shares will commence, on 25 March 2003 and that Second Admission will take place, and that dealings in the remaining New Shares will commence, on 17 April 2003.

The Placing and Open Offer in respect of the New Shares in respect of which Irrevocable Undertakings have been given are subject, *inter alia*, to the following conditions which must be satisfied not later than 11 April 2003 or such later date as the Company and Canaccord may agree, being no later than 17 April 2003:

(a) the Placing and Open Offer Agreement having otherwise become unconditional in all respects and not having been terminated in accordance with its terms prior to First Admission; and

(b) First Admission.

The Placing and Open Offer in respect of the remainder of the New Shares are subject, *inter alia*, to the following conditions which must be satisfied not later than 30 April 2003 or such later date as the Company and Canaccord may agree, being no later than 7 May 2003:

(a) the Placing and Open Offer Agreement having otherwise become unconditional in all respects and not having been terminated in accordance with its terms in respect of the placing of the remainder of such New Shares prior to Second Admission; and

(b) Second Admission.

Canaccord is entitled to terminate its obligations under the Placing and Open Offer Agreement in certain specified circumstances prior to First Admission and to terminate its obligations in respect of the remainder of the New Shares not subject to Irrevocable Undertakings in certain circumstances prior to Second Admission.

The Placing and Open Offer Agreement is described more fully in paragraph 9 of Part VII of this document.

3 CREST

Although the Open Offer will be processed outside CREST, for the purpose of calculating entitlements under the Open Offer, CREST and non-CREST shareholdings will be treated independently and a separate Application Form will be issued in respect of each.

Qualifying Shareholders holding their Ordinary Shares in certificated form will be allotted all New Shares for which they validly apply under the Open Offer in certificated form to the extent their entitlement arises as a result of their holding of Ordinary Shares in certificated form. Qualifying Shareholders holding their Ordinary Shares in uncertificated form will be allotted all New Shares for which they validly apply under the Open Offer in uncertificated form to the extent that their entitlement arises as a result of their holding Ordinary Shares in uncertificated form. Definitive share certificates in respect of New Shares to be issued in registered form are expected to be despatched by 1 April 2003 in respect of the First Admission and 24 April 2003 in respect of the Second Admission. New Shares to be held in uncertificated form are expected to be delivered in CREST no later than 25 March 2003 in respect of the First Admission and 17 April 2003 in respect of the Second Admission.

Notwithstanding any other provision of this document or of the Application Form, the Company reserves the right to allot and/or issue any New Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or any part of CREST), or on the part of the facilities and/or systems operated by the Company's registrars in connection with CREST. This right may also be exercised if the correct details in respect of *bona fide* market claims (such as the Member Account ID and Participant ID details) are not provided as requested on the Application Form.

Qualifying Shareholders who are CREST sponsored members should refer to their CREST Sponsor regarding the action to be taken in connection with this document and the Open Offer.

For more information as to the procedure for application in each case, Qualifying Shareholders are referred to the Application Form.

4 Procedures for application

The Application Form enclosed with this document shows the number of Existing Shares registered in your name at the close of business on the Record Date and also shows your maximum *pro rata* entitlement to New Shares and the amount you should pay if you wish to take up your entitlement in full. The Application Form incorporates further terms of the Open Offer and must be used if you wish to apply for New Shares.

You may apply for less than your maximum entitlement of New Shares if you so wish.

If you wish to apply for all or any of the New Shares represented by your entitlement under the Open Offer, you must complete the Application Form in accordance with the instructions printed on it. Completed Application Forms should be returned by post in the reply-paid envelope provided or by hand to Capita IRG Plc, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham BR3 4TH, with a cheque or banker's draft drawn in sterling on a bank or building society in the UK which is either a member of the Cheque and Credit Clearing Company Limited or the CHAPS Company Limited or which has arranged for its cheques or banker's drafts to be cleared through the facilities provided for members of any of those companies. Such cheques or banker's drafts must bear the appropriate sort code in the top right-hand corner and must be for the full

amount payable on application. Applications must be received by Capita IRG Plc (at the address detailed above) no later than 3.00 p.m. on 14 April 2003) after which time Application Forms will not be valid. Once submitted, applications are irrevocable. If an Application Form is being sent by post in the UK, Qualifying Shareholders are recommended to allow at least four working days for delivery. Cheques should be made payable to "Capita IRG Plc Re Peter Hambro Mining plc" and crossed "A/C Payee Only". It is a condition of application that cheques will be honoured on first presentation and the Company may elect not to treat as valid any application in respect of which a cheque is not so honoured. A pre-paid addressed envelope is enclosed for your use in the UK. The Company may, in its sole discretion, treat an Application Form as valid and binding on the person by whom or on whose behalf it is lodged, even if not completed in accordance with the relevant instructions or not accompanied by a valid power of attorney where required, or if it otherwise does not strictly comply with the terms and conditions of application.

Cheques and banker's drafts are liable to be presented for payment upon receipt. If they are presented before the conditions of the Open Offer are fulfilled, the application monies will be kept in a separate bank account. If the conditions of the Open Offer are not fulfilled on or before 30 April 2003, or such later date as the Company and Canaccord may agree (being no later than 7 May 2003), the Open Offer will lapse and application monies will be returned without interest by crossed cheque in favour of the applicant(s) through the post at the risk of the applicant(s) as soon as is practicable after that date.

If the value of the New Shares applied for by a Qualifying Shareholder exceeds 15,000 Euros or £10,000 (or is one of a series of linked applications, the aggregate value of which exceeds that amount), it is a term of the Open Offer that the Company or Capita IRG Plc, as receiving agent on its behalf, may in their absolute discretion require verification of identity from persons lodging the Application Forms and making payment by way of cheque or banker's draft drawn on an account in the name of a person or persons other than the applicant, to ensure compliance with all applicable money laundering regulations. For UK applicants, verification of identity may be sought from your bankers or from another reputable institution or professional adviser. If by 3.00 p.m. on 14 April 2003 the Company or Capita IRG Plc, as receiving agent, have not received evidence satisfactory to them, the Company may, in its absolute discretion, reject the application, in which event application monies will be returned without interest and at the applicant's risk to the account of the drawee bank from which such monies were originally debited.

In order to avoid this, applicants should, ideally, make payment by their own cheque. If this is not practicable and applicants use a cheque drawn by a building society or another third party or a banker's draft, applicants should:

(a) write their own name and address on the back of the building society cheque, banker's draft or cheque, and record their date of birth against their name;

(b) if a building society cheque or banker's draft is used, ask the building society or bank to endorse on the cheque the name and account number of the person whose building society or bank account is being debited; and

(c) deliver their application by hand and ensure that they have with them evidence of identity bearing their photograph (for example, a valid full passport).

If applicants are making an application as agent for one or more persons and are not a UK or EC regulated person or institution, then, irrespective of the value of the application, Capita IRG Plc is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf the application is being made.

If you do not wish to apply for any New Shares you should not complete the enclosed Application Form. **All enquiries in relation to the Application Forms should be made to Capita IRG Plc (telephone number 0870 162 3100 or, if calling from overseas, + 44 (0)20 8639 2157).**

5 Overseas Shareholders

General

The making of the Open Offer to persons who are not resident in the UK or who are residents of countries other than the UK may be affected by the laws or regulatory requirements of relevant jurisdictions. No person receiving a copy of this document and/or any Application Form in any territory other than the UK may treat the document and/or any Application Form as constituting an invitation or offer to him, nor should he in any event use such Application Form, unless in the relevant territory such invitation or offer could lawfully be made and such Application Form could lawfully be used without compliance with any registration or other legal or regulatory requirements other than any which may have been fulfilled.

It is the responsibility of any person outside the UK wishing to apply for New Shares under the Open Offer to satisfy himself as to the full observance of the laws of the relevant territory, including the obtaining of any governmental or other consents which may be required and compliance with other necessary formalities and the payment of issue, transfer or other taxes due in such territory.

Persons (including, without limitation, nominees and trustees) receiving this document and/or an Application Form should not distribute or send it in or into any jurisdiction where to do so would or might contravene local securities laws or regulations. If an Application Form is received by any person in any such jurisdiction or by the agent or nominee of such a person, he must not seek to apply for New Shares except (including in relation to those jurisdictions specified below) pursuant to an express agreement with the Company. Any person who does forward the Application Form into any such jurisdiction, whether pursuant to a contractual or legal obligation or otherwise, should draw the attention of the recipient to the contents of this paragraph 5.

The Company reserves the right to treat as invalid any application or purported application to subscribe for New Shares pursuant to the Open Offer comprised in any Application Form which appears to the Company or its agent to have been executed, effected or despatched in a manner which may involve a breach of any securities legislation or regulations of any jurisdiction or which does not include the warranties set out in the Application Form.

In particular, Overseas Shareholders should note the following:

United States and Canada

The New Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and the relevant exemptions are not being obtained from the Securities Commission of any province of Canada. Accordingly, subject to certain exceptions, the New Shares are not being offered and may not be directly or indirectly, offered, sold, transferred or delivered in the United States or Canada or to or for the benefit of any US persons or residents of Canada. Application Forms will therefore not be sent to Shareholders who have registered addresses in the United States or Canada, nor, except pursuant to certain exceptions, will applications be accepted from anyone who does not make the declaration of non-United States and non-Canadian ownership on the Application Form. Shareholders who are residents of Canada or who are US persons are not entitled to participate in the Open Offer and are being sent this document solely for information purposes.

The Company reserves the right to treat as invalid any Application Form that appears to the Company or its agents to have been executed in or despatched from the United States or Canada, or that provides an address in the United States or Canada for the delivery of definitive certificates for the New Shares or which does not make the warranty set out in the Application Form to the effect that the person applying for New Shares is not a US person or resident of Canada, does not have a registered address (and is not otherwise located) in the United States or Canada and is not acquiring the New Shares with a view to the offer, sale, re-sale, transfer, delivery, or distribution, directly or indirectly, of any such New Shares in the United States or Canada.

For the purposes of this letter, "United States" means the United States of America, each state thereof (including the District of Columbia), its territories, possessions and all areas subject to its jurisdiction; "Canada" means Canada and each province thereof "US person" has the meaning given in Regulation S promulgated under the Securities Act; and "resident of Canada" means a citizen, national or resident of Canada, the estate of any such person, a partnership, corporation or other entity created or organised in or under the laws of Canada or any estate or trust the income of which is liable to Canadian income tax regardless of its source.

Republic of Ireland

No prospectus in relation to the New Shares has been or will be lodged for registration with the Registrar of Companies in the Republic of Ireland. Accordingly, save for certain exceptions, the offer of New Shares is not being made in the Republic of Ireland and Application Forms will not be sent to Shareholders who have registered addresses in the Republic of Ireland. Shareholders with registered addresses in the Republic of Ireland are not entitled to participate in the Open Offer and are being sent this document solely for information purposes.

Australia and Japan

The Open Offer is not being made in Australia or Japan, their states, territories or possessions, nor will or may this document, any advertisement or other offering material in relation to the New Shares be distributed directly or indirectly in Australia or Japan. No prospectus in relation to the New Shares has been or will be lodged for registration with the relevant authorities in Japan. This document has not been and will not be lodged with, or registered by, the Australian Securities and Investments Commission. The New Shares have not been nor will be available for subscription or purchase by any resident of Australia or Japan (including corporations and other entities organised under the laws of Australia or Japan but not including a permanent establishment of any such corporation or entity located outside Australia or Japan), who are not entitled to participate in the Open Offer. This document is being sent to such persons solely for information purposes.

The Russian Federation

The New Shares will not be registered with the Federal Securities and Exchange Commission of the Russian Federation pursuant to Article 20 of the Federal Law "On Capital Markets" dated 22 April 1996 and may not be offered or sold to, or for an account or benefit of, Russian residents. The New Shares are not being offered and will not be issued to any person resident in Russia within the meaning of the Federal Law "On Currency Regulation and Currency Control" dated 9 October 1992. This document is being sent to such persons solely for information purposes.

Other overseas territories

Shareholders resident in other overseas territories should consult their professional advisers as to whether they require any governmental or other consents or need to observe any further formalities to enable them to apply for New Shares under the Open Offer.

6 Taxation and Stamp Duty

The attention of Shareholders is drawn to paragraph 12 of Part VII of this document which is a general guide to the current UK tax position. **Shareholders who are in any doubt as to their tax position should consult their professional advisers immediately.**

7 Settlement and dealings

Applications have been made to AIM for the admission of all the New Shares to trading.

It is expected that the results of the Open Offer will be announced on 14 April 2003 and, subject to the Placing and Open Offer becoming unconditional in all respects, that Second Admission will take place and dealings in the relevant New Shares will commence on 17 April 2003.

Subject to the satisfaction of the conditions of the Open Offer, the New Shares issued pursuant to the Open Offer will be registered in the names of the Qualifying Shareholders validly applying for them. It is expected that definitive share certificates will be despatched to those Qualifying Shareholders who have elected to receive their New Shares in certificated form within five business days of the commencement of dealings in the New Shares. No temporary documents of title will be issued. The CREST accounts of those Qualifying Shareholders who have elected to receive their New Shares in uncertificated form are expected to be credited on 17 April 2003. All documents or remittances sent by or to an applicant, or as he/she may direct, will be sent through the post at his/her risk. Pending the despatch of definitive share certificates, expected to take place by 24 April 2003, instruments of transfer will be certified against the register. Qualifying Shareholders who hold their Ordinary Shares in CREST should note that they will not be sent any communication of the credit of their New Shares to their CREST stock accounts nor any written communication by the Company in respect of the issue of the New Shares.

The terms and conditions of the Open Offer, as set out in this document and in the Application Form, shall be governed by and construed in accordance with English law.

8 Further Information

Your attention is drawn to the additional information set out in Parts I, II and IV to VII of this document and the terms and conditions set out in the Application Form.

Yours faithfully

T J D Hoare

for and on behalf of Canaccord Capital (Europe) Limited

PART IV

10 MARCH PRESS ANNOUNCEMENT

The following is the text of an announcement issued on 10 March 2003 which contained *(inter alia)* the preliminary announcement of the results for the year ended 31 December 2002:

"Peter Hambro Mining PLC ("PHM" or "the Company") today announces:

- 5.8 million ounce increase in Russian Category C & P reserves and resources at the Company's Pioneer deposit
- Signing of confidentiality agreements with Rio Tinto PLC to enable evaluation of specific properties
- Proposed acquisition of the Tokur gold deposit in the Far East of Russia with 8.1 million ounces of resources
- Preliminary Results for the year ended 31 December 2002

Pioneer Deposit

Russian Category C and P reserves and resources 9.4 million ounces

Russian Category C2 reserves 1.78 million ounces

The Company has recently received independent confirmation, from the State geological consultancy company Dalgeophysica, of the Group Chief Geologist's revised estimation of 9.4 million ounces of category C and P reserves and resources at Pioneer.

When the Group acquired Pioneer in 2000 the stated resources were approximately 1.5 million ounces in the P category. In September 2002 the Company announced that its exploration activities had increased this figure to 3.59 million (at a 0.6 gram per tonne cut-off grade) and that sufficient drilling had been done to place 1.62 million ounces in the C2 reserve category.

Since September 2002 receipt of more assay results from the exploration drilling campaign have increased the reserves and resources still further. As at 25 February 2003 the Company estimates that the C2 component of the reserves and resources is now 1.78 million ounces. These exploration activities have enabled the reclassification of category P resources to C2 reserves.

C2 category reserves require no further drilling or sample analysis work for ounces to be categorised as mineable reserves. The only additional work required is economic assessment and approval thereof by the Russian mining authorities.

Table 1: Pioneer Resources (millions of ounces)

	April 2002	*September 2002*	*February 2003*
Main orebody - C2 category reserves	-	1.62	1.78
Main orebody - P1 + P2 category resources	1.5	1.97	1.84
Oreshoots - P1 + P2 category resources	-	-	5.80
Total P + C	1.5	3.59	9.42

Part of the increase in the C2 category reserves comes from the discovery of a high-grade 120m oreshoot (known as "Apophysis No.1") of the Bakhmut part of the deposit. Calculation of resources based around 50m blocks and to a maximum depth of 282m, suggests C2 category reserves of 635,000 ounces. The following table outlines 4 key intersections of the oreshoot.

Table 2: Drill Results from Bakhmut-Apophysis No.1

	Grade (g/t)	Thickness (m)
Hole c-69	17.5	35.0
Hole c-203	15.3	11.2
Hole c-204	9.6	15.9
Hole c-47	7.4	5.9

The geochemical signature extends significantly beyond the drilled area (for a further 1.02km) to an area where artisanal mining has taken place in the past. Grab samples taken in this area, which is believed to be on the same structure as Apophysis 1, have returned grades of 20-30 grams per tonne. Dalgeophysica has postulated that the structure has the potential to host possible resources of over 51 tonnes of gold at similar grades, applying a factoring of 40-70 per cent. reduction coefficient.

As described in the AIM admission document, under the Group Reserves Bonus Scheme, certain executives, as scheme participants, are entitled to receive from JSCP an aggregate US$5 per ounce in respect of new C2 reserves assessed on an annual basis. These are only taken into account for the purposes of this scheme when confirmed by the Russian mining authorities. The Scheme also provides that on termination of the scheme in the event of, among other circumstances, a disposal of the Pioneer deposit, the scheme participants are entitled to an aggregate of US$1 per ounce of resources not covered by prior payments. It is not anticipated that any confirmation of C2 reserves will be received until 2004. Payments under the Scheme, at the Company's option, may be settled in the Company's shares.

Confidentiality Agreements signed with Rio Tinto

Peter Hambro Mining has, for some months, been in discussion with Rio Tinto PLC which has recently re-appraised the climate for mining investment in Russia. As a consequence of this it has agreed to share with Rio Tinto, on a confidential basis, geological and other data so as to enable it to evaluate the potential of specific properties and the way in which Peter Hambro Mining has operated successfully in Russia.

The agreements that the two companies have signed do not commit Rio Tinto to become involved in any way with Peter Hambro Mining nor do they give Rio Tinto any exclusivity to collaborate on, or acquire an interest in, any of the properties.

Peter Hambro Mining views this expression of interest by a major mining company as a positive step in the development of mining in Russia. The improvement in the broader investment climate in Russia was also recently demonstrated by BP's decision to invest c. US$6.7 billion in the country's oil & gas sector.

Proposed acquisition of the Tokur Deposit

PHM announces that it has agreed heads of terms to acquire from OJSC Far East Mining, Tokur Rudnik a company which holds the licence for the Tokur deposit in the Amur region of Russia, subject *inter alia* to contract and to satisfactory due diligence and an independent verification exercise.

Independent resource estimates for the deposit, which is located some 450kms north east of PHM's Pokrovskiy operation, indicate approximately 8.1 million ounces. Completion of this acquisition would on this basis take the Group's estimated total Category P and C resources and reserves for the Group to circa. 19 million ounces.

The Directors believe that Tokur has a developed infrastructure, including roads, electricity, housing and an airport and that there is also an experienced labour force. The Directors believe that the existence of this infrastructure greatly enhances the value of the resources.

Initial investigation by the Directors suggest that production from the plant was halted when the previous owners ran into financial difficulties but management from Peter Hambro Mining's

Pokrovskiy mine believe that small scale production can be resumed by mid 2003 at a cost of approximately US$500,000.

Directors also understand that there is an existing plan to develop the Tokur deposit by means of an adit which would allow the commencement of bulk mining. This plan was never fully implemented due to the lack of capital of the previous owners. If successful in the acquisition, Peter Hambro Mining intends to commission a feasibility study to evaluate the potential of this plan in relation to the entire mineralised zone. As part of the due diligence process, the Company will review appropriate mining methods.

Peter Hambro Mining believes that much of the administration of the mine can be undertaken from the Group's Amur Region offices at Tygda and Blagoveshensk.

Tokur is one of the interests that are covered by the Rio Tinto confidentiality agreements.

The consideration for the acquisition, payment of which will be conditional, is expected to be up to US$30 million, to be satisfied by the payment of up to US$6 million in cash and the issue of new shares of the Company for the balance at a deemed price of £2 per share. However the Company would have the right to elect to pay up to a maximum of US$30 million in cash in place of the share element of the consideration if the share price is then trading above £2.50 per share.

Appointment of New Executive Director

The Company also announces that it has appointed G. Jay Hambro (aged 28), who has served on its Board as a Non-Executive Director since Admission, as an Executive Director with immediate effect. Jay, who has considerable experience in the mining finance industry, joins PHM from HSBC Investment Bank, where he was a Manager of the Metals & Mining corporate finance and advisory team. Prior to that, he spent 3 years at NM Rothschild & Sons, based in both London and the US. Whilst at Rothschild, Jay focused on bullion trading, project finance and corporate lending to the metals & mining industry, and helped to re-establish the Rothschild Resources Banking Department in Denver. Jay then moved to the investment banking division of HSBC where he spent three years as a corporate financier, advising major precious metal, base metal and steel companies.

In view of this appointment, the Board is intending to appoint a further Non-Executive Director.

Preliminary Results

Highlights of the results are as follows:

- Consolidated profit after tax for the year US$5.1 million (US$4.4 million 2001)
- Operating costs (including depreciation and interest) during the year were RuR 38.08 (US$1.20) per tonne processed and RuR 139.19 per gram (US$136 per ounce) of gold produced
- Gold sold in 2002 was 71,960 Ounces (2001 circa.90,000 ounces.)

Unaudited Preliminary Results

Highlights of the results are as follows:

Unaudited Consolidated Profit and Loss Account for the year ended 31 December 2002

	2002	*2001*
	$'000	*$'000*
Turnover	22,774	23,722
Net operating expenses	(12,212)	(13,622)
Operating profit	10,562	10,100
Interest payable and similar charges	(1,640)	(1,613)
Loss on disposal of fixed assets	(100)	-
Other income	613	199
Profit on ordinary activity before taxation	9,435	8,686
Taxation	(639)	-
Profit on ordinary activity after taxation	8,796	8,686
Minority interest	(3,692)	(4,283)
Retained profit for the year	5,104	4,403

Unaudited Consolidated Balance Sheet as at 31 December 2002

	31 December 2002		*31 December 2001*	
		$'000		*$'000*
Fixed Assets				
Goodwill		17,790		(5,209)
Intangible assets		3,743		4,071
Tangible assets		37,737		34,131
Capitalised expenditure		1,154		-
Assets under construction and equipment to be installed		8,261		1,177
Investments		637		2
		69,322		34,172
Current assets				
Stock and work in progress	7,501		321	
Debtors	4,868		3,046	
Cash in bank and in hand	1,388		1,361	
	13,757		4,728	
Creditors, amounts falling due within one year	(25,769)		(8,952)	
Net current liabilities		(12,012)		(4,224)
Creditors, amounts falling due after more than one year				
Long-term borrowings	(7,578)		(10,991)	
Finance lease liabilities due within one to three years	(1,121)		(403)	
		(8,699)		(11,394)
Net assets		48,611		18,554
Capital and reserves				
Share capital		751		391
Share premium		43,391		8,755
Share option reserves		40		-
Profit and loss account		3,889		(1,215)
Equity shareholders' funds		48,071		7,931
Minority interest		540		10,623
		48,611		18,554

Unaudited Consolidated Cash Flow Statement for the year ended 31 December 2002

	31 December 2002		*31 December 2001*	
		$'000		*$'000*
Net cash inflow from operating activities		6,638		15,215
Returns on investments and servicing of finance				
Interest received	21		-	
Interest paid	(1,183)		(1,718)	
Net cash outflow from returns on investments and servicing finance		(1,162)		(1,718)
Taxation paid		(639)		-
Capital expenditure and financial investment				
Purchase of tangible assets	(12,817)		(16,447)	
Purchase of intangible assets	-		(3)	
Investments acquired	(637)		-	
Proceeds on disposal of tangible assets	16		-	
Net movement in loans to subsidiaries	-		668	
Loans issued	(76)		(224)	
Net cash outflow on capital expenditure and financial investment		(13,514)		(16,006)
Acquisitions and disposals				
Purchase of subsidiary undertaking		-		(1)
Cash outflow before use of liquid resources and financing		(8,677)		(2,510)
Financing activities				
Capital element of finance lease	(1,344)		(287)	
Net movement in loans	6,449		2,748	
Share capital issue	3,599		1,000	
Cash inflow from financing activity		8,704		3,461
Increase in cash at bank and in hand		27		951

Chairman's Comments

Commenting on the announcement, Peter Hambro, Executive Chairman, Peter Hambro Mining, said:

"We could scarcely have dared to hope at the time of Admission that we would be able to bring 1.78 million ounces of resources into the C2 category reserves and that our independent consultant would confirm more than 9 million ounces of resources. We have done this and it is good news for our shareholders.

The high grade oreshoot known as Apophysis 1 is of particular interest because its high grades will permit faster gold extraction rates than that currently being achieved at Pokrovskiy. When added together Pokrovskiy, Pioneer and the possible Tokur acquisition would give the Company total reserves and resources of more than 19 million ounces. We announced in February our agreement to form a joint venture company to acquire gold mining assets in Magadan and we intend that this will bid for the 38 per cent. stake in the Matrosov Mine that is to be auctioned later this year.

We continue to focus on exploration of existing license areas and further drilling will be done at Pioneer which is "open" in all directions.

We currently anticipate that Pokrovskiy production will be in the region of 120,000 ounces in 2003.

The consolidated profit for the year reflects the gradual increase in our ownership of Pokrovskiy Rudnik from 55 per cent. to 97.69 per cent. The performance of the operating subsidiary is in line with our earlier announcement to the market that lower grades and longer residence times on the heap leach, combined with teething troubles on the new mill, would be offset by higher gold sale values.

I believe that Russia has enormous potential as a gold producer and it is gratifying to see that the potential for investment in Russia, both in the mining sector and more broadly, is now being appreciated by a number of international blue chip companies like BP."

PART V

PART A

INDEPENDENT EXPERT'S REPORT

INFORMATION NOTE PREPARED BY VS DMITRENKO, CHIEF GEOLOGIST FOR DALGEOPHYSICA PIONEER TEAM

Pioneer ore field (as of 25.02.03) and Further Prospects for 2003 – 2004.

The ore bodies in Pioneer are breccias with quartz cement, metasomatically altered rock (to sericite-quartz, quartz-sericite-chlorite argillites) and veins and zones of stockwork. The number of veins ranges from one per metre to in excess of one hundred per metre. The ore bodies are characterised by the absence of precise visually defined borders, which can be determined only as a result of testing. In some cases the borders of ore bodies are ore-controlling faults. One such fault is located between profiles 256 and 259, limiting the ore bodies of Bachmut and Promezutochnaya.

The gold in the ore bodies tends to be concentrated in the metasomatically altered rock and breccias in the hanging-wall. Grade varies from 2-3 g/t to various tens of grams per tonne. The maximum gold content (105 - 114.5 g/t) is located at the fault in the main structure together with an oreshoot of north-easterly direction. Ore columns are found at fault structures. Taking the Pioneer structure as a whole, the presence of such columns has been detected in borders of the Bachmut zone, the Promezutochnaya zone and north-east flank of the Uznaya ore zone (see Maps N1, N2 and N3 prepared by Peter Hambro Mining Group Chief Geologist to explain and clarify situation of Pioneer structure and ore-shoots).

Some prospective zones of Pioneer ore field are ore-bearing. This is confirmed by the presence of metasomatic contact zones with arsenic and gold, geophysical anomalies, dumps of mineralised rock and elevated gold content (up to 30 g/t) in ore samples.

An average value of results obtained from calculations from the boundaries of ore zones was taken in order to calculate prospective resources (Bachmut, Uznaya and Promezutochnaya) for the Pioneer structure. For example average results (thickness - 24.3 metres, average contents - 1.4 g/t) were used for a section of geophysical anomaly of 750 metres, located opposite the Promezutochnaya ore zone. A reduction coefficient of 0.4 (40 per cent.) was used for the ore grade for ore zones defined based on geological and geophysical data and a reduction coefficient of 0,3 (30 per cent.) was used for zones defined based on geochemical data. These zones are, as a general rule, located at a distance from the main structure. Calculation of prospective resources for all zones and oreshoots are listed in the following table:

Calculation of forecasted resources on P_1 and P_2 categories on Pioneer ore field

Name of the forecasted ore zone, category of forecasted resources	*Category*	*Length, metres*	*Analogues and parameters used, thickness - m, content -C*	*Coefficient of ore content*	*Gold/ tonnes*
1		2	3	4	5
Apophysis No1	P_1	120	Apophysis No1 - C_2 m=16.6, C=14.1	0.7	9.83
Apophysis No1	P_1	900	Apophysis No1 - C_2 m=16.6, C=14.1	0.4	42.13
"Geophysica"[1]	P_1	750	Promezutochnaya m=24.3, C=1.4	0.4	5.10
"Geophysica"[1]	P_1	1,500	Bachmut m=13.7, C=2.1	0.4	8.63
Apophysis No2	P_2	1,200	Promezutochnaya m=24.3, C=1.4	0.3	6.12
Apophysis No3	P_2	2,000	Promezutochnaya m=24.3, C=1.4	0.3	10.21
Apophysis No4	P_2	1,200	Bachmut m=13.7, C=2.1	0.3	5.18
Apophysis No5	P_1	400	Uznaya m=21.0, C=1.0	0.4	1.68
Apophysis No6	P_1	300	Uznaya C-16 m=18.7, C=5.1	0.4	5.72
Apophysis No7	P_1	300	Uznaya m=21.0, C=1.0	0.4	1.26
Kulisnaya No1	P_2	1,000	Uznaya m=21.0, C=1.0	0.3	3.15
Kulisnaya No2	P_2	1,200	Uznaya m=21.0, C=1.0	0.3	3.78
Zvezdochka	P_1	4,000	Uznaya m=21.0, C=1.0	0.4	16.80
Zapadnaya	P_2	2,100	Uznaya m=21.0, C=1.0	0.3	6.62
Listvenichnaya	P_2	2,400	Uznaya m=21.0, C=1.0	0.3	7.62
Berezovaya	P_2	2,800	Uznaya m=21.0, C=1.0	0.3	8.82
Sosnovaya	P_1	3,000	Uznaya m=48.0, C=0.8	0.4	23.04
Central	P_2	600	Promezutochnaya m=24.3, C=1.4	0.3	3.06
Andreevskaya	P_1	2,000	Pioneer m=19.1, C=1.4	0.4	10.70
South ending of Bachmut zone	P_1	1,250	Bachmut m=13.7, C=2.1	0.4	7.19
Total P_1+P_2					
Additional ore manisfestation Pioneer					186.64
C_2+P_1+P_2 from previous report					116.32
Total on Ore manifestation Pioneer					302.95

Note

1 "Geophysica" is a name and not a sampling method.

Total reserves in category C_2 and forecast resources in categories P_1+P_2 on ore field make a total of 302.9 tonnes (9.42 million ounces).

Differences between the amount of forecast resources and the total figure for explored reserves should not be considerably greater than a factor of 5, considered a satisfactory accuracy for the evaluation of forecast resources ("Instruction on geochemical methods of exploration of ore deposits", 1983 Edition of Russian State Guidelines).

The following volume of work is necessary to test the boundaries of the Pioneer structure (axis) in order to confirm the continuity of the mineralisation at surface and, at depth, to delineate the ore columns, (exploration-evaluation stage): trenching 61.1 thousand m_3 and drilling 5,000 metres.

Further volumes of work are required within the boundaries of the Pioneer ore field for confirmation of the mineralised zones and ore shoots (grid 640-320 metres along the strike): - trenching - 122.3 thousand m_3, shallow drilling (depth of holes 5.0 metres, spacing of 20 metres) 3,250 metres, deep drilling (grid of 640 metres along the strike, two holes in each profile, the depth of each hole - 150 metres) - 9,600 metres.



V.S.Dmitrenko

PART B

Maps prepared by the Group's Chief Geologist N. Vlasov to provide further information and clarification of the Dalgeophysica report in Part A of this Part V.



Key
Location of eluvial-diluvial deposits
Location of late-Neogene lake alluvial deposits
Ore samples from diluvial quartz ore containing gold from 0.1 to 5.0 g/t from 6.0 to 30.0 g/t
Secondary aureole of dispersed gold (0.01-0.5 g/t) accompanied by increased content of arsenic (0.003-0.03)
Gold placers with enriched areas
Areas of intensive artisanal exploration of gold
Ore bodies explored in 2001-2002
Trenches excavated in 2001-2002
Deep holes drilled in 2001-2002 and in previous programmes
Composed by N. Vlasov

Drawing N 1
Plan of Pioneer ore field showing the occurrence of gold in superficial deposits
Scale 1:25000



Key
Ore bodies defined in 2001-2002
Trenches excavated in 2001-2002
Deep holes drilled in 2001-2002 and in previous programmes
Primary aureoles according to data from previous programmes
Gold (0.08-0.8 g/t)
Arsenic
Composed by N. Vlasov

Drawing N2
Plan of primary (endogen) aureoles of gold and arsenic on Pioneer ore field
Scale 1:25000

Key

- Ore bodies explored in 2001-2002
- Trenches excavated in 2001-2002
- Deep holes drilled in 2001-2002
- drilled in previous programmes
- Forecast ore zones:
  - on geological and geophysical data
  - on geochemical data

Composed by N. Vlasov

Drawing N 3
Plan of prospective gold mineralisation in Pioneer ore field
Scale 1:25000

PART VI

RISK FACTORS

The exploration for natural resources is a speculative activity that involves a high degree of risk. The Directors believe that, in particular, prospective investors should carefully consider the following risks and uncertainties before making an investment decision regarding the Company. If any of these risks and uncertainties, together with possible additional risks and uncertainties of which the Directors are currently unaware or which they consider not to be material in relation to the Company's business, actually occur, the Company's business, financial position or operating results could be materially and adversely affected. It should be noted that this list is not exhaustive and that certain other risk factors may apply.

Liquidity

The shares are not listed on the Official List and although the Ordinary Shares are traded on AIM this should not be taken as implying that there is or will be a liquid market in the shares. An investment in the New Shares may, therefore, in certain circumstances be difficult to realise.

Investment Risk

Prospective investors should be aware that the value of an investment in the Company may go down as well as up. In addition there can be no certainty that the market price of an investment in the Company will fully reflect its underlying value. The price at which investors may dispose of their shares in the Company may be influenced by a number of factors, some of which may be related to the Company and some not. Investors may realise less than the original amount invested.

Licence Obligations

Under the mining licences and certain other contractual agreements to which companies in the Group are or may in the future become parties, such companies are or may become subject to payment and other obligations. If such obligations are not complied with when due, in addition to any other remedies which may be available to other parties, this could result in dilution or forfeiture of interests held by such companies. The Company may not have, or be able to obtain, financing for all such obligations as and if they arise.

Currency Risk

The Company reports its financial results in US dollars and the market for gold is principally denominated in US dollars. The Group's debt is largely denominated in Roubles. JSCP operates in Russia and as a result incurs operating costs in Roubles but can receive US dollars or Roubles from the sale of its product. Recent trends in the Rouble/Dollar exchange rate suggests that the Rouble is gaining value against the Dollar. If that trend continues and results in any significant and sustained appreciation of the Rouble against the US dollar the Group's revenues and profitability could be severely and materially reduced. The Company does not engage in hedging to minimise exchange rate risk and has no intention to implement such arrangements unless any future financing arrangements require the Company to do so.

Environmental Regulations

The Company's operations are subject to the extensive environmental risks inherent in the gold mining industry.

Although the Company believes that it is in compliance in all material respects with applicable environmental laws and regulations, there are certain risks inherent in its activities, that could subject the Company to extensive liability. The Company is unable to predict the effect of additional

environmental laws and regulations which may be adopted in the future including whether any such laws or regulations would materially increase the Company's cost of doing business or affect its operations in any area.

Gold Price

The Group's earnings are derived from the mining and sale of gold and are therefore related to the market price of gold. Historically gold prices have fluctuated significantly and are affected by numerous factors which the Company is neither able to control nor predict. The performance of a gold mining company's share price may, but will not necessarily, exhibit a correlation with the price of gold.

Although the Group's cash cost is relatively low by world standards, the Group's ability to maintain earnings, pay dividends and undertake capital expenditure may be affected in the event of a sustained material fall in the price of gold.

Current events in the Middle East could have a material effect on the gold price which is impossible to quantify at this stage.

Geology and reserves

To maintain gold production into the future beyond the life of the current reserves or to increase production materially above projected levels, the Group will be required to prospect for, locate and delineate further reserves. Any gold exploration programme entails risks relating to the location of economically viable orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities at any site chosen for mining. No assurance can be given that any exploration programme will result in any new commercial mining operation or in the discovery of new economically viable reserves.

Although the Group has carefully prepared the ore resource figures referred to in this document, no guarantee can be given that the projected level of gold recovery will be realised.

A decline in the market price of gold may render ore reserves containing relatively lower grades of gold mineralisation uneconomic.

Treatment Plant

Historically, the Group has used heap leaching and a Merrill Crowe Plant to extract gold from mined ore. This technology is well known and widely used throughout the world. Heap leaching will continue at Pokrovskoye to treat lower grade ores. The new plant which utilises resin-in-pulp technology was commissioned last year but it is too early to determine the full effect of its operations. The level of profitability of the Group is largely dependent on the continued operation of the heap-leach and the satisfactory operation of the new treatment plant.

New Acquisitions

There is no certainty that the Group will proceed to enter into an agreement pursuant to the Tokur Heads and/or that it will be able to acquire Tokur Rudnik. Furthermore there is no certainty that the Magadan Joint Venture will be successfully established or if it is established that it will proceed to acquire the proposed interests in Berelekh or Nel'kobazoloto and/or be successful in the Matrosov Mine auction. If the Group acquires Berelekh and Nel'kobazoloto it will have to account for the minority interests therein. To the extent that these new acquisitions are successfully completed there is no certainty that the Group will be able to develop the underlying interests, which will be subject to risks summarised elsewhere in this Part VI of this document, on the basis currently anticipated.

Management of Growth

If the Group grows as expected, it must successfully increase and implement additional resources to support its operations. If growth cannot be managed effectively, the Group's business, financial conditions and results from operations could be adversely affected.

Dependence on key personnel

The Group's business is dependent on retaining the services of a small number of key personnel of the appropriate calibre as the business develops. The success of the Group is, and will continue to be to a significant extent, dependent on the expertise and experience of the Directors and senior management and the loss of one or more could have a materially adverse effect on the Group.

Share ownership

A significant proportion of the Existing Shares are held by a small number of Shareholders, many of whom are connected to the Directors. The Panel on Takeovers and Mergers has approved modified application to the Company of the rules requiring a mandatory offer to be made under the City Code on Takeovers and Mergers.

Many of the Ordinary Shares are subject to lock-ins which are due to expire on 29 April 2003. The lock-ins may also cease to apply in certain circumstances and any disposals following expiry of the lock-in period could have an adverse effect on share prices. While they are in force the lock-ins restrict the number of Ordinary Shares available for trading.

Economic, political, judicial, administrative, taxation or other regulatory factors

The Group may be adversely affected by changes in economic, political, judicial, administrative, taxation or other regulatory factors, in the areas in which the Group operates and holds its major assets, as well as other unforeseen matters.

Since the 1998 debt crisis, the Russian investment risk profile has gradually improved. However, although steps have been taken to strengthen the legal and tax regimes including those applicable to foreign companies and to facilitate currency movements, there remain areas of uncertainty in the legislation and its interpretation and in relation to the enforcement of judgements.

The main asset of the Group, Pokrovskiy Mine, is located in Far East Russia providing some risk in addition to the normal country risk but the location of the project close to major infrastructure and transport facilities should mitigate this risk considerably.

Current events in the Middle East could have material effect on the investment climate in Russia generally and in the gold mining industry in particular and in securities markets.

Uninsured Risks

The Group, as a participant in exploration and mining programmes, may become subject to liability for hazards that cannot be insured against or against which it may elect not to be so insured because of high premium costs. The Group may incur a liability to third parties in excess of any insurance cover arising from pollution or other damage or injury.

Short operating history

The Group's business and operations are at a relatively early stage of development and its success will depend largely upon the outcome of exploration and acquisition programmes that the Group is undertaking and proposes to undertake.

PART VII

ADDITIONAL INFORMATION

1 Incorporation and Principal Activities

1.1 The Company was incorporated on 20 December 2001 in England and Wales under the Act with the registered number 4343841 under the name Excelsior Corporation PLC. On 25 February 2002 the Company changed its name to Peter Hambro Mining PLC and on 17 April 2002 was issued with a certificate to commence business and borrow pursuant to section 117 of the Act.

1.2 The Company is the holding company of the Group whose principal activities are the mining of gold ore and the production of doré bars in the Russian Federation.

1.3 The principal legislation under which the Company operates is the Act and the regulations made thereunder.

1.4 The liability of the members is limited.

2 Share Capital

2.1 The authorised and issued share capital of the Company (i) as at the date of this document and (ii) following the Placing and Open Offer is set out below:

	As at the date of this document		*Post Placing and Open Offer*	
	Number	*Amount*	*Number*	*Amount*
Authorised	100,000,000	£1,000,000	100,000,000	£1,000,000
Issued and fully paid	47,984,595	£479,845.95	57,581,514	£575,815.14

2.2 By a special resolution passed on 14 March 2002, the Company resolved *inter alia* that the Directors be and are hereby generally and unconditionally authorised in accordance with section 80 of the Act (and in substitution of any existing authority to allot relevant securities) to exercise all the powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) of the Company up to the aggregate nominal amount of £999,998 provided that this authority shall expire on 25 February 2007 (unless and to the extent that such authority is revoked, varied or extended by the Company in general meeting prior to such date). The full text of the special resolution is set out in Part V of the Initial AIM Admission Document.

2.3 By a special resolution passed on 17 April 2002, the Company resolved *inter alia* that the Directors be empowered pursuant to section 95(2) of the Act to allot and make offers or agreements to allot equity securities (as defined in section 94(2) of the Act) pursuant to the authority given in accordance with section 80 of the Act by way of a special resolution passed on 14 March 2002 as if section 89(1) of the Act did not apply to any such allotment, provided that such power shall be restricted to the issue of equity securities:

(i) in connection with or the subject of an offer, invitation, including a rights issue or open or equivalent offer to holders of Ordinary Shares and such other equity securities of the Company as the Directors may determine on the register on a fixed record date in proportion (as nearly as may be) to their respective shareholdings of such securities or in accordance with the rights attached thereto, the terms of which may contain such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory or otherwise;

(ii) pursuant to the Placing and the Acquisition Agreements;

(iii) pursuant to any share option scheme adopted by the Company and the PHML Share Arrangement; and

(iv) otherwise than pursuant to sub-clauses (i), (ii) and (iii) above up to a nominal value of £35,000

provided that such power shall expire at the conclusion of the Annual General Meeting of the Company in 2003, or, if earlier, on the date falling 18 months after the passing of this Resolution (the "Section 89 Period") except that the Company may before the expiry of the Section 89 Period make offers or agreements which would or might require equity securities to be allotted after the expiry of such Section 89 Period and the Directors may allot equity securities in pursuance of such offers or agreements as if the power has not expired and all authorities previously conferred under section 95 of the Act be and are hereby revoked, but such revocation will not have retrospective effect.

The full text of the above special resolution is set out in Part V of the Initial AIM Admission Document. Terms in the special resolution are as defined in the Initial AIM Admission Document.

2.4 The provisions of section 89(1) of the Act, which (to the extent not disapplied pursuant to section 95 of the Act), confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash, and apply to the authorised but unissued share capital of the Company to the extent not disapplied as described in paragraph 2.3 above. Subject to certain limited exceptions, unless the approval of Shareholders in a general meeting is obtained, the Company must normally offer Ordinary Shares to be issued for cash to holders of Existing Shares on a *pro rata* basis.

2.5 On 29 July 2002, pursuant to the April Acquisition Agreement, 5,499,071 Ordinary Shares were issued to Viscaria Investments Limited and 3,747,247 Ordinary Shares were issued to Macaria Investments Limited.

2.6 On 19 December 2002, 5,384,179 Ordinary Shares were issued to Viscaria Investments Limited and 5,760,414 Ordinary Shares were issued to Macaria Investments Limited pursuant to the December Acquisition Agreement.

2.7 Apart from the allotments referred to in this paragraph 2, since the date of the Initial AIM Admission Document, no capital of the Company has been allotted for cash or for consideration other than cash.

2.8 Further Ordinary Shares may fall to be issued pursuant to the Eponymousco Share Arrangement as referred to in paragraph 9 below and the Canaccord Option Agreement, pursuant to which 417,080 Ordinary Shares could be issued.

2.9 Further Ordinary Shares may fall to be issued to certain executives pursuant to the Reserves Bonus Scheme as referred to in paragraph 7 below.

3 Memorandum and Articles of Association

Details of the Company's Memorandum and Articles of Association are set out in the Initial AIM Admission Document. The Memorandum and Articles have not been amended since the date of the Initial AIM Admission Document.

4 Directors' and Other Interests

4.1 The interests of the Directors and their immediate families and of persons connected with the Directors within the meaning of section 346 of the Act, in the share capital of the Company, as at the date of this document (which have been notified to the Company pursuant to sections 324 to 328 of the Act, are required to be entered into the register of Directors' interests maintained under section 325 of the Act or which could, with reasonable diligence, be ascertained by the

Directors) and as they are expected to be immediately following completion of the Placing and Open Offer are as follows:

	As at the date of this document		*Post Placing and Open Offer**	
	Number of Ordinary Shares	*Per cent.*	*Number of Ordinary Shares*	*Per cent.*
Peter Hambro**	8,039,800	16.75%	7,539,800	13.09%
Dr Pavel Maslovsky***	23,344,524	48.65%	22,844,524	39.67%
Philip Leatham	-	-	-	-
Sir Rudolph Agnew	7,500	0.016%	7,500	0.013%
Jay Hambro	-	-	-	-
Alexei Maslovsky	-	-	-	-

* Assuming that the Sale Shares are sold and that the Placing and Open Offer are completed.

** This figure includes the holdings of the following companies in which Peter Hambro is interested, showing their pre and post Placing and Open Offer holdings: Peter Hambro plc (pre - 1,008,300, post - 1,008,300), H&H Mining (Investment) Limited (pre - 3,033,800, post - 3,033,800) and Mining Investors Limited (pre - 3,997,700, post - 3,497,700).

*** This figure includes the holdings of the following companies in which Pavel Maslovsky is interested showing their pre and post Placing and Open Offer holdings: Precious Metal Investments Limited (pre - 1,483,800, post - 1,483,800) and Millenium Implementation Limited (pre - 2,238,100, post - 2,238,100), Macaria Investments Limited (pre - 9,507,661, post - 9,507,661) and Viscaria Investments Limited (pre - 5,384,179, post - 5,384,179).

4.2 As described in the Initial AIM Admission Document, Peter Hambro, Pavel Maslovsky and others are entitled to receive in certain circumstances additional Ordinary Shares through the operation of the Plan. The maximum number of Plan Shares which would fall to be issued on full implementation of the current entitlements would be 2,759,368 Ordinary Shares of which Peter Hambro would be entitled to 349,684, Pavel Maslovsky would be entitled to 1,379,684 Philip Leatham would be entitled to 830,000 and others to 200,000 Ordinary Shares. No Plan Shares have been issued since the date of the Initial AIM Admission Document.

4.3 It was announced on 10 March 2003 that, following additional exploration works on the Pioneer deposit, its reserve estimates were increased to 9.4 million ounces. In certain circumstances this may result in certain executives, as scheme participants, being issued new Ordinary Shares in accordance with the terms of the Reserves Bonus Scheme details of which are set out in paragraph 7 below.

4.4 Save as disclosed in this paragraph 4, no Director nor any member of their respective immediate families, nor any person connected with them within the meaning of section 346 of the Act, is interested in any share capital of the Company.

4.5 No loan or guarantee has been granted or provided by the Company to any Director or any person connected with them since the date of the Initial AIM Admission Document.

4.6 Pursuant to the implementation of the April and December Acquisition Agreements, JSCP Shares were acquired from Macaria Investments Limited ("Macaria") and Viscaria Investments Limited ("Viscaria"). Macaria and Viscaria are both owned by a trust of which one of the beneficiaries is Pavel Maslovsky. Macaria was formed on 18 April 2002 solely for the purpose of acting as nominee for the various interests of Pavel Maslovsky. Viscaria was also formed on 18 April 2002 and acts as nominee for various Russian JSCP executives and holds Ordinary Shares as nominee for such executives and Dr Pavel Maslovsky.

4.7 Save as disclosed in this document and the Initial AIM Admission Document none of the Directors has or has had any interest in transactions effected by the Company since its incorporation which are or were unusual in their nature or conditions or which are or were significant to the business of the Company.

4.8 Save as disclosed in paragraph 4.1, the Company is only aware of the following persons who, at the date of this document and following completion of the Placing and Open Offer, directly or indirectly, jointly or severally, hold or will hold 3 per cent. or more of the issued ordinary share capital of the Company or exercise or could exercise control over the Company:

	As at the date of this document		*Post Placing and Open Offer**	
	Number of Ordinary Shares	*per cent.*	*Number of Ordinary Shares*	*Per cent.*
Nutraco Nominees Limited	3,809,650	7.94%	4,548,019	7.90
State Street Nominees Limited	-	-	1,887,807	3.28
Landsdowne Partners Limited	-	-	1,887,807	3.28

*Only New Shares which have been firmly placed are included.

The exact number of Ordinary Shares and the percentage of the share capital held by each of the Shareholders will depend, *inter alia*, upon the level of take-up under the Open Offer.

4.9 Save as set out above, the Company is not aware of any person who, immediately following the Placing and Open Offer, will, directly or indirectly, be interested in 3 per cent. or more of the capital of the Company, or who, directly or indirectly, jointly or severally, exercises or could exercise control over the Company.

5 Additional information on the Directors

5.1 The directorships and partnerships held by each of the Directors over the five years preceding the date of this document other than in the Company are as follows:

Name	*Current*	*Past*
Peter Hambro	Peter Hambro PLC Celotex Limited H & H Mining (Investments) Limited Victoria Resources Limited The City of Oxford Geared Income Trust PLC Cogit Securities Limited Mining Investors Limited Engineered Finance and Marketing Limited Eponymousco Limited Sundeala Limited Celotex (Holdings) Limited Peter Hambro (Gibraltar) Limited OJSC Pokrovskiy Rudnik Global Cobalt Limited	Orion Resources Limited Mines d'Or de Salsigne SA Bakyrchik Gold PLC Entermedia Communications Ltd Everwiser Limited Jotrade Limited City of Oxford Investment Trust PLC (the) H & H Mining Limited Hodson Direct Publishing Limited Durrington Oil and Gas Search Limited Tinhold Limited Valemark Associates Limited Celotex Investments Limited Gold Mines of Sardinia PLC Entermedia Limited Prospector Limited Euromines SA Sardinian Gold Mining SpA
Dr Pavel Maslovsky	Peter Hambro PLC Eponymousco Limited OJSC Pokrovskiy Rudnik	OJSC "Bank Zenit" OJSC Tokur Zoloto

Name	*Current*	*Past*
Philip Leatham	Elmead Limited Alfco Investments Limited Victoria Resources Limited Mining Investors Limited Peter Hambro PLC Engineered Finance and Marketing Limited	Tinhold Limited Jotrade Limited
Sir Rudolph Agnew	Stena International BV Wentworth Wooden Jigsaw Co Limited WCMC 2000	Newmount Gold Company (USA) Newmount Mining Corporation (USA) Stena Line (UK) Limited Bona Shipholding Ltd (Bermuda) LASMO PLC Star Mining Corporation NL (Australia)
Jay Hambro	Eponymousco Limited OJSC Pokrovskiy Rudnik	None
Alexei Maslovsky	Eponymousco Limited	None

Peter Hambro is a partner in a partnership trading as Durrington Farm.

Save as specified above, none of the Directors or any persons connected with them are in a partnership nor have they been partners in any partnerships in the five years preceding the date of this document.

5.2 None of the Directors has any unspent convictions relating to indictable offences, has been bankrupt or has made or been the subject of any individual voluntary arrangement.

5.3 Save as set out below, none of the Directors has been a director of any company at the time of or within twelve months preceding the date of its receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors.

Peter Hambro was Président Directeur Général of Mines d'Or de Salsigne SA ("MOS") until 2002. In 1998, MOS was placed into a "Period d'Observation" with a "Mandaitre ad'hoc" by the Commerce Court of Carcassone and subsequently an Administrateur Judicare was appointed by that Court. Under the direction of that Court, MOS agreed a settlement with its creditors. MOS's affairs subsequently improved and the Commerce Court relieved the Administrateur of his duties allowing the company to continue to operate normally.

Around 1978, Philip Leatham was a director of Michael Gaze and Partners Ltd which was put into creditors voluntary liquidation.

5.4 None of the Directors has been a partner of any partnership at the time of or within twelve months preceding the date of its compulsory liquidation, administration or partnership voluntary arrangement or the receivership of any assets of such partnership nor have any of their assets been the subject of receivership.

5.5 There have been no public criticisms of any of the Directors by any statutory or regulatory authority (including recognised professional bodies) and none of the Directors has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

6 Directors' Service Contracts and Emoluments

6.1 Details of the Directors' service contracts and consultancy arrangements are set out in the Initial AIM Admission Document. Save as set out below no service agreement between the Company or any of its subsidiaries and any Director of the Company has been entered into or varied since the date of the Initial AIM Admission Document.

6.2 Although the aggregate remuneration payable for the services of Philip Leatham provided to the Group remains the same, the payment arrangements have been amended with effect from 1 May 2002 so that:

(a) under the Consultancy Agreement dated 23 April 2002 between the Company and Philip Leatham & Co, Philip Leatham & Co provides the services of Philip Leatham to act in the capacity of Finance Director of the Company and the level of payment thereunder has been reduced from US$100,000 to US$90,000; and

(b) pursuant to an employment agreement between Eponymousco Limited and Philip Leatham, with effect from 1 May 2002, Philip Leatham has been employed by Eponymousco to act as company secretary to Eponymousco and such other companies in the Group as the parties may agree, including as company secretary of the Company. Philip Leatham is entitled to a salary for his services under this agreement at the rate of US$10,000 per annum and to be reimbursed for reasonable expenses incurred by him on the business of the Group. The appointment may be terminated by either party upon giving the other at least 6 month's written notice.

6.3 Pursuant to a service agreement between the Company and Jay Hambro, Jay Hambro has been appointed to act in the capacity of Director of Business Development of the Company with effect from 11 March 2003. Jay must devote at least 4 days per week to the affairs of the Group. Following commencement, the agreement may be terminated by either party upon giving the other at least one year's written notice. Following termination Jay Hambro shall, if so requested by the Board, resign from office as Director of the Company and all offices held by him in a Group company.

Jay Hambro is entitled to a fee of US$100,000 per annum and to reimbursement of reasonable expenses occurred in the provision of his duties. The fee is subject to an annual review as will be the payment of a performance cash bonus should it be deemed appropriate by the remuneration committee of the Company. Jay Hambro is also entitled to an appropriate pension scheme and health care.

During, and for one year after termination of the agreement, Jay Hambro will not be involved in any gold mining activities within an area of 1,000 km of the Pokrovskiy Mine without the prior written consent of the Company.

6.4 Save as set out in this paragraph 6 and paragraph 6.1 of Part V of the Initial AIM Admission Document, there are no service contracts or consultancy arrangements in existence between any of the Directors and the Company or any of its subsidiaries which cannot be determined by the employing company without payment of compensation (other than statutory compensation) within one year and no such contracts are proposed.

6.5 In the financial year ended 31 December 2002, the aggregate remuneration payable and benefits in kind granted to the Directors was US$627,488. It is estimated that the aggregate amounts payable and benefits in kind to be granted to the Directors for the financial year ending 31 December 2003 under the arrangements in force at the date of this document will be approximately US$866,324.

7 Reserves Bonus Scheme

7.1 JSCP has agreed to establish the Reserves Bonus Scheme ("**the Scheme**") to provide the potential for bonus payments under rights granted in consideration for the initial participants' work in establishing the Group.

7.2 The Scheme Units are freely transferable subject to all applicable laws.

7.3 A total of 50 units "**Scheme Units**" are to be issued under the Scheme. Each Scheme Unit will, subject to the other provisions of this Scheme, entitle the holder of such unit (a "**Holder**") to receive in respect of each of the financial periods of JSCP ("**Financial Periods**") ending in each of the years 2002 to 2012 (inclusive) a bonus payment of US$0.10 for each ounce (if any) of Incremental Gold added to the Group's share of the reserves attributable to the Pioneer deposit as identified in an independent engineers' report as at the end of each such financial period (the "**Bonus**").

7.4 "**Incremental Gold**" comprises in respect of any financial period such ounces of gold as have been added to the Group's Category C1+C2 reserves ("**Reserves**") attributable to the Pioneer Deposit during that year.

7.5 On or before the 31 January of each year the Company will prepare, in the ordinary course, a report of its Category P1+P2+P3 Resources ("**Resources**") and its Reserves including (if it still owns it) Resources and Reserves relating to the Pioneer Deposit and such report shall include an assessment of Incremental Gold in respect of such period. This report will be verified by an independent geologist. Within 30 business days following publication of such verified report or the principal provisions thereof, JSCP will make the relevant payments to the Holders.

7.6 While JSCP remains a subsidiary of the Company, at the option of the Company as the parent company of JSCP, any Bonus payment can be made in cash, or to the extent permissible, in JSCP Shares, with the Company having a right to acquire such JSCP Shares in consideration of the issue of new Ordinary Shares, with the number of Ordinary Shares being calculated utilising the cash bonus amount and the then prevailing market price of the Ordinary Shares. Alternatively, if it is in a position to do so, the Company may enable the Bonus amount to be applied in direct subscription for new Ordinary Shares at the then prevailing market price.

7.7 Any decisions to be taken by the Company as contemplated in the previous paragraph shall be taken by the Company's Remuneration Committee with any Directors who are interested in the relevant Scheme Units abstaining.

7.8 If JSCP has ceased to be a subsidiary of the Company any Bonus payment can be made in JSCP Shares if the JSCP Board considers that JSCP does not have sufficient available cash to make a cash payment, or does not have sufficient available cash to make a cash payment without prejudicing the business of JSCP.

7.9 Upon the occurrence of any Termination Event there will be a terminal payment in respect of all the Scheme Units, which will thereafter terminate, equal to the aggregate of (i) the amount per Scheme Unit payable as Bonus in respect of any completed prior financial year in relation to which the Bonus has not been paid and (ii) $0.02 per Scheme Unit for each ounce of gold in the Resources attributable to the Pioneer deposit (as shown in JSCP's last published quarterly Resource figure) less the number of ounces which have been taken into account in the determination of any Bonus which has been paid or become payable. The following will be Termination Events unless otherwise agreed by Holders owning a majority of the Scheme Units: (i) if JSCP disposes, other than to a wholly owned subsidiary, of 25 per cent. or more of its interest in Pioneer, (ii) if JSCP fails to publish an annual or semi-annual report on the Resources and Reserves identified in the Pioneer deposit within 8 months of the last annual or semi-annual report or (iii) if JSCP commits a material breach of the Scheme Rules and fails to remedy such breach (if it is remediable) within 21 days after being requested to do so by Holders owning a

majority of the Scheme Units then in issue or (iv) if JSCP becomes insolvent provided that (ii) and (iii) shall only apply if no director of JSCP is interested in Scheme Units.

7.10 The Company or any other member of the Group may at any time purchase any Scheme Units from any Holder at any mutual agreed price. Under no circumstances shall such a purchase impose on JSCP any obligation to make an offer to, or agree to purchase Scheme Units from, any Holder. Any Scheme Units purchased by any member of the Group can be cancelled or held (and if so re-issued in due course).

7.11 The Company shall be entitled to make any modification to the rules of the Reserves Bonus Scheme if so agreed by written agreement of Holders (other than any Group members) holding not less than two thirds of the Scheme Units then in issue (other than any held by Group members) or by a resolution passed (with a majority of two thirds of those voting) at an extraordinary meeting of Scheme Units holders convened by not less than 21 clear days notice.

7.12 Any changes in the Scheme rules will be notified to the Holders at their registered addresses.

7.13 The implementation and operation of the Scheme shall be governed by and construed in accordance with English law.

7.14 Any dispute as to the application of the Scheme rules shall be referred to the Remuneration Committee of the Company's Board of Directors (while JSCP is a subsidiary of the Company), or failing that JSCP's auditors, for resolution.

7.15 It is intended that the Scheme Units will be awarded to Peter Hambro, Pavel Maslovsky and certain other executives of JSCP.

8 Employee Incentive Schemes – Eponymousco share arrangement

The Group currently has one share incentive scheme, operated by Eponymousco - the Eponymousco Share Arrangement. The Eponymousco Share Arrangement provides for the subscription by participating employees for shares in a class of C ordinary shares in the capital of Eponymousco (C Shares). The C Shares are non-voting, non dividend-bearing shares which have rights which are more restricted than those attached to the ordinary shares of Eponymousco on a distribution of capital. The following is a summary of the provisions which apply to the Eponymousco Share Arrangement:

8.1 The Eponymousco board of directors ("Eponymousco Board") has power to amend or replace the Eponymousco Share Arrangement in any way it thinks fit, subject to shareholder approval, as regards any amendment to the Eponymousco articles of association (the "Eponymousco Articles").

8.2 The Eponymousco Board, at its complete discretion, invites participants to subscribe for C Shares at the Subscription Price. "Subscription Price" for these purposes is determined by the Eponymousco Board at the time of issue. C Shares are not transferable except as provided for in the Eponymousco Articles.

8.3 The terms of the subscription, as set out in the Eponymousco Articles, require that the C Share nominal value (£0.01 per share) must be paid up in full upon issue. Eponymousco is then permitted to make a further cash call for the balance of the Subscription Price in the event only that a compulsory sale of the C Shares is triggered as provided for in accordance with the Eponymousco Articles. A call cannot be made in any other circumstances and the C Shareholders have no rights to any final distribution of surplus capital in the event of the winding-up of Eponymousco (other than a return of nominal value).

8.4 The Eponymousco Articles set out the circumstances where participants must offer C Shares for sale to the Company ("Sale"). The Board is obliged to compulsorily acquire all C Shares on the earlier of 1 June 2005 or a sale of Eponymousco. The purchase price payable for each C Share is determined by the Eponymousco Board in accordance with the Eponymousco Articles, which specify that the consideration for each C Share will be one Ordinary Share in the Company. The

C Shares will be purchased on terms that 100 per cent. of the C Shares held by the relevant shareholder will be so acquired and that the C Shares are at that time fully paid up as to nominal value and in respect of any call made in respect of a Subscription Price balancing call payment. The C Shares purchase consideration will be adjusted to take into account the effect of any bonus issue, rights issue, consolidation or subdivision.

8.5 Eponymousco is indemnified by each participant in relation to any tax liabilities (including employee national insurance contributions but not employer national insurance contributions) which may arise by reason of the acquisition, holding or disposal of C Shares.

8.6 Upon a holder of C Shares ceasing to be employed by any member of the Group, the C Shares held by that person will convert into deferred shares in Eponymousco (the "Deferred Shares"). Those Deferred Shares will have an aggregate value (the "Deferred Share Value") equal to the aggregate amounts paid-up for the C Shares being converted.

8.7 Upon the earlier of the Sale or 1 June 2005, the Eponymousco Board will make a call on the holders of C Shares in respect of any Subscription Price moneys unpaid on the C Shares held by them. Each holder of C Shares shall (subject to receiving not less than 14 clear days' notice specifying when and where payment is to be made) be liable to pay the amount of the call so made on him as required by the notice. Any C Shares which are not fully paid up at the expiry of the notice period will thereupon be converted and reclassified on a one for one basis into Deferred Shares.

8.8 The conversion of any C Shares into Deferred Shares confers an irrevocable authority on Eponymousco to purchase the Deferred Shares, for a price equal to the amount paid up on the C Shares immediately prior to conversion, without obtaining sanction of the relevant holder of the Deferred Shares. The purchase of any Deferred Shares shall occur on the date seven days following the date of conversion of the relevant C Shares into the relevant Deferred Shares.

8.9 The following Directors, and (in aggregate) others, have subscribed for and been allotted and issued with the number of C Shares specified against their names:

Directors	*No. of C Shares*
Pavel Maslovsky	1,379,684
Philip Leatham	830,000
Peter Hambro	349,684
Others	200,000

9 Material Contracts

9.1 Save as disclosed herein and as set out in paragraph 9 of Part V of the Initial AIM Admission Document, no member of the Group has entered into any contract not being a contract entered into in the ordinary course of business in the past two years, which is or may be material:

9.1.1 December Acquisition Agreement

Under an agreement dated 2 December 2002 (the "Agreement") between the Company, Viscaria Investments Limited and Macaria Investments Limited, the Company acquired 20,354,444,448 JSCP Shares in consideration for the issue of 11,144,593 Ordinary Shares in the Company (the "Consideration Shares"). The Agreement was conditional on the completion of a sale and purchase agreement (which itself was conditional on completion of transfer formalities and registration of title to JSCP Shares in Viscaria Investments Limited) and on the resolution set out in the December Circular being passed. The resolution was passed on 19 December 2002 and the Consideration Shares have been issued and admitted to trading on AIM.

9.1.2 Possible Nikoil Guarantee

On 24 July 2002, JSCP appointed OAO IBG Nikoil to arrange a bond issue in Russia for JSCP. If the issue proceeds it is expected to be a Russian category A-1 issue and the bonds are expected to be traded on the Moscow Interbank Currency Exchange. The Company has agreed to guarantee JSCP's payment obligations with regards the principal and interest on the bonds if issued. If the bonds are issued, it is envisaged that the proceeds of the issue of the bonds will be applied towards funding and exploration work on various deposits being developed by the Group.

9.1.3 Tokur Heads of Agreement

On 7 March 2003 the Company entered into non-binding heads of agreement with Far Eastern Mining in relation to the proposed acquisition by the Group of a 100 per cent. interest in Tokur Rudnik, a Russian company, which is at the same time the owner of (*inter alia*) the gold exploration and extraction licence in respect of the Tokur Deposit situated in the Selimdjinsky district of the Amur Region of Russia.

The Acquisition will be conditional upon, *inter alia*:

(a) agreement being reached as to the terms of the definitive acquisition documentation and the holding structure for Tokur Rudnik;

(b) completion of the Placing and Open Offer, including receipt by the Company of the net proceeds thereof;

(c) completion by the Company of its due diligence in relation to Tokur Rudnik;

(d) the receipt of the consent of the Anti-Monopoly Ministry of the Russian Federation and compliance with all other Russian regulatory consents and corporate formalities;

(e) approval by the boards of the Company and FEM of the Acquisition and compliance with any AIM formalities; and

(f) approval by all applicable regulatory bodies including, without limitation, the London Stock Exchange.

The consideration for the acquisition, payment of which will be conditional, is expected to be up to US$30 million, to be satisfied by the payment of up to US$6 million in cash and the issue of new shares of the Company for the balance at a deemed price of £2 per share. However the Company would have the right to elect to pay up to a maximum of US$30 million in cash in place of the share element of the consideration if the share price is then trading above £2.50 per share. These provisions may be amended as part of the negotiations on the documentation.

9.1.4 Magadan Heads of Agreement

On 7 February 2003 the Company signed non-binding heads of agreement with Susumanzoloto and Shkolnoe in relation to the proposed establishment of a joint venture company ("JVC") with the principal aim to operate and acquire certain gold mining assets in the Russian Federation.

Under the terms of the Magadan Heads, Susumanzoloto and Shkolnoe intend to contribute to the JVC controlling stakes in Berelekh and Nel'kobazoloto respectively in consideration for a 50 per cent. interest in the JVC. It is also intended that the proposed JVC will participate in a bid for the 38 per cent. interest in OJSC Matrosov Mine which is currently owned and operated by the Russian State.

It is intended that the Company's contribution to the proposed joint venture will, subject to the receipt of a satisfactory independent valuation of these mining companies, comprise cash. The amount of the cash contribution will be determined by reference to the value of

the controlling stakes in Berelekh and Nel'kobazoloto which are currently being valued by Micon.

9.1.5 Placing and Open Offer Agreement

The Placing and Open Offer Agreement is dated 11 March 2003 and is between (1) the Company, (2) certain Directors, (3) certain Selling Shareholders and (4) Canaccord. Under the Placing and Open Offer Agreement, Canaccord has undertaken as agent for the Company to:

(a) invite Qualifying Shareholders to subscribe for New Shares pursuant to the Open Offer;

(b) use it reasonable endeavours to procure subscribers for the New Shares in respect of which Irrevocable Undertakings have been received and for the remainder of the New Shares (to the extent that they are not the subject of valid applications by Qualifying Shareholders under the terms of the Open Offer), in each case, at the Issue Price; and

(c) use its reasonable endeavours to procure purchasers for the Sale Shares to be sold by certain Selling Shareholders at the Issue Price.

Under the Placing and Open Offer Agreement the Company has agreed to pay to Canaccord a corporate finance fee of £200,000 and a commission of 4 per cent. of the value of the New Shares at the Issue Price.

The Placing and Open Offer Agreement contains warranties and an indemnity given by the Company to Canaccord, which shall remain in full force and effect notwithstanding the completion of the Placing and Admission.

Canaccord is entitled to terminate its obligations under the Placing and Open Offer Agreement in certain specified circumstances prior to First Admission and to terminate its obligations in respect of the placing of the remainder of the New Shares not subject to Irrevocable Undertakings in certain circumstances prior to Second Admission.

Under the Placing and Open Offer Agreement and a placing agreement between one of the Selling Shareholders and Canaccord ("Placing Agreement"), Canaccord has undertaken as agent for certain of the Selling Shareholders to use its reasonable endeavours to procure purchasers for the Sale Shares. The Selling Shareholders have agreed to pay commission of 0.5 per cent. of the value of the Sale Shares at the Issue Price and are liable to pay any stamp duty on the transfer of the Sale Shares. The Placing and Open Offer Agreement and the Placing Agreement contain certain warranties by the Selling Shareholders in favour of Canaccord. The Placing Agreement is conditional on the Placing and Open Offer Agreement in relation to the placing of the New Shares in respect of which Irrevocable Undertakings have been received and the placing of the Sale Shares to be sold by certain Selling Shareholders under the Placing and Open Offer Agreement, becoming unconditional and not being terminated.

10 Litigation

No member of the Group has engaged in, nor is currently engaged in, any legal or arbitration proceedings which have had or may have a significant effect on the financial position of the Company and, so far as the Directors are aware, there are no such proceedings pending or threatened by or against the Company or any member of the Group.

11 Working Capital

In the opinion of the Directors, having made due and careful enquiry, and taking into account the net proceeds of the issue of the New Shares, the working capital available to the Company and its

Subsidiaries will be sufficient for its present requirements, that is for at least 12 months from the date of Second Admission.

12 United Kingdom Taxation

The following paragraphs are a general statement about the tax position of shareholders who are resident or ordinarily resident in the United Kingdom in relation to the payment of dividends, stamp duty and stamp duty reserve tax. The statements below do not constitute advice to any shareholder on his or her personal tax position, and may not apply to certain classes of investor (such as persons carrying on a share dealing trade in the United Kingdom or United Kingdom insurance companies). **Any investors who are in doubt as to their tax position should consult their professional adviser.**

Taxation of Dividends

Under current United Kingdom tax legislation no taxation is withheld at source from dividend payments made by the Company to its shareholders. Individual shareholders resident in the United Kingdom for tax purposes will be entitled to a tax credit in respect of dividends paid by the Company at the rate of one ninth of the cash dividend or 10 per cent. of the aggregate of the cash dividend and the associated tax credit. Such shareholders will be liable to income tax (if at all) on the aggregate of the dividend and the associated tax credit at, in the case of starting and basic rate taxpayers, the Schedule F ordinary rate (10 per cent. in 2002-2003) or, in the case of higher rate taxpayers, the Schedule F upper rate (32.5 per cent. in 2002-2003). The tax credit will be offset against their total income tax liability. Therefore, taxpayers who, after taking into account dividend income, are liable to United Kingdom income tax at only the starting or basic rate, will have no further liability to income tax.

Subject to certain transitional relief for charities and ISAs however, United Kingdom shareholders will generally not be able to reclaim tax credits in respect of dividends.

United Kingdom resident corporate shareholders will generally not be subject to corporation tax in respect of dividends received from the Company.

Shareholders resident outside the United Kingdom or subject to tax in a jurisdiction other than the United Kingdom should consult an appropriate professional adviser concerning their liabilities to tax on dividends received.

Taxation of Chargeable Gains

A disposal of Shares by a shareholder resident or ordinarily resident for tax purposes in the United Kingdom or a shareholder who carried on a trade, profession or vocation in the United Kingdom through a branch or agency and has used, held or acquired the Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the shareholder's circumstances, and subject to any available exemptions, allowances or reliefs, give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation of chargeable gains. Special rules apply to disposals by individuals at a time when they are temporarily not resident or ordinarily resident in the United Kingdom.

Stamp Duty and Stamp Duty Reserve Tax

The Directors have been advised in relation to stamp duty and stamp duty reserve tax ("SDRT") that except in relation to depository and clearance services (to which special rules apply) no United Kingdom stamp duty will arise on the issue by the Company of the Shares. Transfers of Shares will be liable to *ad valorem* stamp duty normally at the rate of 0.5 per cent. of the actual consideration paid, rounded up to the nearest multiple of £5. A charge to SDRT, normally at the rate of 0.5 per cent. of the consideration, arises, in the case of an unconditional agreement to transfer shares, on the date of the agreement and, in the case of a conditional agreement, on the date the agreement becomes unconditional. However, where an instrument of transfer is executed and duly stamped before the

expiry of a period of six years beginning with the date of that agreement (or the date on which the agreement becomes unconditional, as the case may be), the SDRT charge is cancelled to the extent that the SDRT has not been paid and, if any of the SDRT has been paid, a claim may be made for its repayment.

The above paragraphs are a general guide only to the tax regime in the United Kingdom and are not exhaustive. If you are in any doubt as to your taxation position you should consult an appropriate professional adviser without delay.

13 Consents

13.1 Canaccord has given and has not withdrawn its written consent to the inclusion in this document of references to it in the form and context in which they are included.

13.2 Dalgeophysica has given and has not withdrawn its written consent to the issue of this document with their name included in it and the references to them in the form and context in which they appear and have authorised the inclusion of their report set out in Part V of this document for the purposes of paragraph 13(1)(g) of the POS Regulations.

13.3 Micon has given and has not withdrawn its written consent to the inclusion in this document of references to them in the form and context in which they are included.

14 General

14.1 The minimum amount which, in the opinion of the Directors, must be raised under the Placing and Open Offer to provide the sums required in respect of the matters specified in Schedule 1 of the POS Regulations is approximately £16.8 million, divided as follows:

		£m
(i)	the purchase price of any property	-
(ii)	preliminary expenses of the Placing and Open Offer, approximately	1.1
(iii)	repayment of money borrowed in respect of (i) and (ii)	-
(iv)	working capital, approximately	15.7

14.2 The total costs, charges and expenses ("Costs") payable by the Company in connection with or incidental to the Placing and Open Offer including registration and London Stock Exchange, printing, advertising and distribution costs, legal and accounting fees and expenses are estimated to amount to approximately £1.1 million including, pursuant to paragraph 21(a) to Schedule 1 of the POS Regulations, commissions due to Canaccord for procuring placees of £671,784 (exclusive of VAT) and are payable by the Company.

14.3 The period within which placing participants may be accepted pursuant to the Placing and arrangements for the payment and holding of subscription monies are set out in the Placing and Open Offer Agreement and in the placing letters sent to prospective Placees (the "Placing letters").

14.4 No persons (excluding professional advisers otherwise disclosed in this document and the Initial AIM Admission Document and trade suppliers) have received, directly or indirectly, from the Company within the 12 months preceding this document nor have they entered into contractual arrangements to receive, directly or indirectly, from the Company on or after Admission, fees totalling £10,000 or more, or securities in the Company with a value of £10,000 or more calculated by reference to the Issue Price, or any other benefit with a value of £10,000 or more at the date of Admission, save for:

The company has engaged the services of two consultants to facilitate the growth and development of JSCP. Mr Valery Pak received $57,000 during the year to 31 December 2002, for services performed in connection with the Group's gold deposit acquisition programme. This engagement ended on 31 July 2002. Mrs Tatiana Opalovskaya received $104,500 during the year

to 31 December 2002 (under the terms of a consultancy agreement, which continues in 2003, whereby she receives $9,500 per month) for services provided in connection with the sales and marketing of pigment products from the proposed Olekma TiO2 plant.

14.5 Save as set out in this document, there has been no material change in the financial or trading position of the Group since publication of the Initial AIM Admission Document.

14.6 The Directors have applied for the New Shares to be issued following the First and Second Admission to be admitted to CREST with effect from the dates of the First Admission and the Second Admission respectively. Accordingly, it is expected that the relevant New Shares will be enabled for settlement in CREST following First Admission and Second Admission, as appropriate.

15 Documents Available for Inspection

Copies of the following documents will be available for inspection at the office of Norton Rose, Kempson House, Camomile Street, London EC3A 7AN and at the Company's registered office during usual business hours for a period of 14 days following Admission:

(a) the Memorandum and Articles of Association of the Company;

(b) the December Circular;

(c) the Initial AIM Admission Document;

(d) the material contracts referred to in the Initial AIM Admission Document and paragraph 9 of this Part VII;

(e) the Directors' service contracts and non-executive directors' appointment letters referred to in paragraph 6 of Part V of the Initial AIM Admission Document and paragraph 6 of this Part VII;

(f) the letters of consent referred to in paragraph 13 of this Part VII;

(g) the Irrevocable Undertakings; and

(h) this document.

Copies of this document will be available for collection only, free of charge, from the offices of Canaccord at Brook House, 27 Upper Brook Street, London W1K 7QF and of the Company at 7 Eccleston Street, Belgravia, London SW1W 9LX during normal office hours on any weekday (Saturdays and public holidays excepted) for a period of not less than one month from the date of Second Admission.

24 March 2003

Exhibit B (5)

PETER HAMBRO MINING PLC

INTERIM SUMMARISED CONSOLIDATED ACCOUNTS

FOR THE PERIOD ENDED 30th JUNE 2002

Registered number: 4343841

Report of the Independent Accountants to the shareholders of

PETER HAMBRO MINING PLC

We have been instructed by the company to review the financial information of Peter Hambro Mining plc for the period ended 30 June 2002 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Accounting Standards Board's Statement on Interim Reports requires that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information of Peter Hambro Mining plc as presented for the six months ended 30 June 2002

St. Paul's House,
Warwick Lane, London
EC4P 4BN

MOORE STEPHENS
Registered Auditor
Chartered Accountants

25 September 2002

PETER HAMBRO MINING PLC

Summarised Consolidated Profit and Loss Account
for the period ended 30 June 2002

(expressed in US $'000s)

	Note	Six months to 30 June 2002 $'000	Pro forma Full Year 2001 (see note 1) $'000
Turnover	2	**7,022**	**23,722**
Operating profit		**3,605**	**10,100**
Interest payable and similar charges	4	(1,517)	(1,613)
Other income net of expenditure		226	199
Profit on ordinary activities before Taxation		**2,314**	**8,686**
Taxation on profit on ordinary activities	5	(7)	-
Profit on ordinary activities after taxation		**2,307**	**8,686**
Minority interests	11	(1,175)	(4,283)
Profit retained for the period		**1,132**	**4,403**
Earnings per share		**$0.04**	**$0.18**

The entire turnover for the period (2001 – US$23.7 m) has been generated by the company's subsidiary OAO Pokrovskiy Rudnik. Pokrovskiy Rudnik generated US$3.8 m of operating profit (2001 - US$ 11.1 m) for the group. Neither the group's results for the period nor the group's results for the comparative period were affected by any acquisitions or disposals.

The business of the group is conducted entirely within one business segment and in one geographic location, consequently no segmental analysis is presented.

There are no recognised gains or losses other than those included in the profit and loss account.

The accompanying notes are an integral part of this profit and loss account.

PETER HAMBRO MINING PLC

Summarised Consolidated Balance Sheet as at 30 June 2002

(expressed in US $'000s)

	Note	30 June 2002 $'000	Pro forma 31 Dec 2001 $'000
Fixed Assets			
Intangible assets			
Negative goodwill	6	(3,714)	(5,209)
Other intangible assets		3,907	4,071
Tangible assets			
Property, plant and equipment		34,854	34,131
Capitalised exploration and development expenditure		1,737	-
Assets under construction and equipment to be installed		5,200	1,177
Investments	7	637	2
		42,621	**34,172**
Current Assets			
Stock and work in progress	8	3,119	321
Debtors		4,770	3,046
Cash at bank and in hand		2,245	1,361
		10,134	**4,728**
Creditors, amounts falling due within one year	9	(15,641)	(8,952)
Net Current Liabilities		**(5,507)**	**(4,224)**
Creditors, amounts falling due after more than one year		**(12,316)**	**(11,394)**
Net Assets		**24,798**	**18,554**
Capital and Reserves			
Share capital	10	433	391
Share premium	10	13,079	8,755
Share incentive reserve	3	40	-
Profit and loss account		(83)	(1,215)
Equity shareholders' funds		**13,469**	**7,931**
Minority interests	11	11,329	10,623
		24,798	**18,554**

The accompanying notes are an integral part of this balance sheet.

These financial statements were approved by the Directors on 25 September 2002

P.C.P. Hambro **P.A. Maslovskiy**

PETER HAMBRO MINING PLC

Summarised Consolidated Statement of Cash Flows
for the period ended 30 June 2002

(expressed in US $'000s)

	Note	Six months to 30 June 2002 $ '000s	Pro forma Full Year 2001 $ '000s
Net cash (outflow)/inflow from operating activities	12	(831)	15,215
Net cash outflow from returns on investments and servicing of finance		(1,206)	(1,718)
Taxation Paid		(7)	-
Capital Expenditure and Financial investment		(6,656)	(16,007)
Cash Outflow before use of Liquid Resources and Financing		(8,700)	(2,510)
Net movement in debt	9	5,985	2,461
Share capital issued		3,599	1,000
Increase in cash at bank and in hand		884	951

PETER HAMBRO MINING PLC

Summarised Consolidated Financial Statements
for the period ended 30 June 2002

Notes

1. Principal Accounting Policies

The Company was incorporated on 20 December 2001 under the name Excelsior Corporation plc as part of a planned reorganisation of an existing group headed by Peter Hambro Mining Limited. Subsequent to the formation of the Company, Peter Hambro Mining Limited was renamed Eponymousco Ltd ("Eponymousco") and the Company was renamed Peter Hambro Mining plc. On 17 April 2002 the Company acquired the whole of the share capital of Eponymousco and obtained admission to the London Alternative Investment Market ("AIM").

These events are considered to be a reorganisation of a continuing business. Consequently, these financial statements have been prepared so as to include the results of the Company and Eponymousco from 1 January 2002 to 30 June 2002 using the accounting polices adopted by Eponymousco in its financial statements for the year to 31 December 2001 with the exception of the basis of consolidation used and the comparative figures presented.

a) Principles of consolidation

The Company has one 100% subsidiary, Eponymousco. The results and balances of Eponymousco have been consolidated in these financial statements.

Eponymousco has one subsidiary, OAO Pokrovskiy Rudnik formerly JSC Pokrovskiy ("Pokrovskiy Rudnik"), a company incorporated in Russia. At 31 December 2001 Eponymousco owned 53.11% of Pokrovskiy Rudnik. The group acquired a further 2% of Pokrovskiy Rudnik on 19 April 2002 bringing the group's total holding to 55.11%. Pokrovskiy Rudnik has been consolidated in these financial statements.

Pokrovskiy Rudnik has one subsidiary (51%), OOO Olekminskiy Rudnik ("Olekminskiy Rudnik"), a company incorporated in Russia. Olekminskiy Rudnik is involved in exploring for titanium deposits.

The results and balances of Olekminskiy Rudnik were excluded from consolidation in the previous period on the grounds that they were not material to the group. Olekminskiy Rudnik has been consolidated in the current period on the basis that future results and balances may be material. For this period the impact of consolidation is not material.

b) Comparative figures

As explained above, the Company was formed as part of a group reorganisation in December 2001. Pro forma comparative figures for the group as it was constituted in 2001 are presented for the Consolidated Profit and Loss Account, Consolidated Cash Flow Statement and Consolidated Balance Sheet.

As financial statement were not drawn up for the group as then constituted for the period to 30 June 2001, comparative figures for the Consolidated Profit and Loss Account and Consolidated Cash Flow Statement are only presented for the year to 31 December 2001.

PETER HAMBRO MINING PLC

Summarised Consolidated Financial Statements
for the period ended 30 June 2002

Notes (continued)

2. Turnover

Turnover is derived from sales of gold and minor sales of silver that have been produced from the heap-leach process.

It should be noted that emergence from winter temperatures in Eastern Russia during the first part of the year causes lower production than in the second half of the year. In addition, the ore treated during the period was of a lower grade than that of the previous year and it was found that its characteristics called for finer crushing and a longer residence time on the pads. Both of these factors led to reduced production in the first half-year.

All proceeds are receivable in the ordinary course of business and are recorded exclusive of Value Added Tax.

All sales originate in Russia and are destined for Russia.

Pokrovskiy Rudnik has generated all of current period turnover for the group. Turnover of Pokrovskiy Rudnik for the first six months of 2001 was $5.8 million.

3. Directors and Employees

	30 June 2002 $'000	Pro forma 2001 $'000
Directors' emoluments	265	841

Staff costs during the period were as follows:

	30 June 2002 $'000	Pro forma 2001 $'000
Wages and salaries	1,368	2,060
Social security costs	318	677
	1,686	2,737

The average number of employees (excluding directors) of the group during the period was 1,278 (2001 – 830). The Company had three part time employees (2001 - nil).

The emoluments of the highest paid director for the period were $71,000 (2001 – $520,000). Directors' emoluments, in their entirety, were paid to companies controlled by directors.

PETER HAMBRO MINING PLC

Summarised Consolidated Financial Statements for the period ended 30 June 2002

Notes (continued)

3. Directors and Employees (continued)

During the period Eponymousco Limited implemented a share incentive scheme. Under the scheme participating employees have subscribed for 2,759,368 C ordinary non-voting, non dividend bearing shares in Eponymousco Ltd at a par value of £0.01. These are to be converted into ordinary shares in the Company on the earlier of the disposal of Eponymousco Limited by the Company or 1 June 2005 for a supplementary payment of £1.01. The directors believe that at the time of issue the share incentive scheme had no value over and above the initial subscription paid.

During the period Pokrovskiy Rudnik established a Reserve Bonus Scheme for senior executives of that company. Under this scheme participants will be awarded freely transferable "scheme units" at the end of each year from 2002 to 2012. These will be awarded at the rate of $5 (in aggregate) for each ounce of gold added to the certain reserves. Payments may be made in cash or may be applied to subscribe for new Ordinary Shares in the Company at the prevailing market price. No increase in reserves was identified during the period.

No other long term incentive schemes or pension plans have been implemented by group companies for their directors or employees.

4. Interest Payable and Similar Charges

	30 June 2002 $'000	Pro forma 2001 $'000
Finance lease charge	38	31
Bank loan interest	1,467	1,437
Other loan interest	12	145
	1,517	1,613

5. Taxation

The Company does not anticipate a corporation tax charge for the period as all profits arise in its subsidiary Pokrovskiy Rudnik and the Company itself has suffered losses. Pokrovskiy Rudnik was the beneficiary of a tax concession that exempted it from Russian profit tax for the year ended 31 December 2001. This concession came to an end during 2002. The Russian profit tax charge for Pokrovskiy Rudnik for the period ended 30 June 2002 was $6,653. This tax charge is stated at the actual rate for the period as it is not possible to estimate accurately the anticipated effective tax rate for the full year. No deferred tax asset has been recognised in these financial statements on the grounds that at such an early stage in the group's development it is not possible to be reasonably certain that there will be suitable profits from which the future reversal of underlying timing differences can be deducted.

PETER HAMBRO MINING PLC

Summarised Consolidated Financial Statements
for the period ended 30 June 2002

Notes (continued)

6. Negative goodwill

	$'000
Cost	
At 1 January 2002	(5,788)
Goodwill arising on additional acquisition of Pokrovskiy Rudnik shares	1,229
At 30 June 2002	(4,559)
Depreciation	
At 1 January 2002	(579)
Release for the year	(266)
At 30 June 2002	(845)
Net book value	
At 31 December 2001	(5,209)
At 30 June 2002	(3,714)

7. Investments

	30 June 2002 $'000	Pro forma 2001 $'000
OOO Olekminskiy Rudnik	-	2
Baikal Bank	637	-
	637	2

Olekminskiy Rudnik is registered in Russia and was formed during 2001. Olekminskiy Rudnik is involved in the preparatory stages of titanium mining. Pokrovskiy Rudnik owns 51% of the ordinary share capital of Olekminskiy Rudnik. Olekminskiy Rudnik was not consolidated in the group accounts in 2001 as the results and balances were not material to the group. It has been consolidated in the current period accounts.

In June 2002 Pokrovskiy Rudnik agreed to subscribe for new shares which would give it 18.8% of the share capital of Baikal Bank as part of a recapitalisation. Baikal Bank is a commercial Bank registered in Russia and operating in the Buriatia Republic. It has been agreed that Pokrovskiy Rudnik will resell this holding to ExpoBank and that thereafter JSCP will retain an interest in BaikalBank's gold business, which is considered to be of strategic importance to JSCP's expansion potential in Russia. BaikalBank is a major shareholder of a number of gold deposits in the Buriatia Republic, one of the gold producing areas with the highest potential of the Russian Federation.

PETER HAMBRO MINING PLC

Summarised Consolidated Financial Statements
for the period ended 30 June 2002

Notes (continued)

8. Stock and work in progress

	30 June 2002 $'000	Pro forma 2001 $'000
Stores and spares	955	-
Work in progress	1,653	312
Bullion in stock	511	9
	3,119	321

Following a review by management, stocks of stores and spares at 31 December 2001 were written off.

The work in progress comprises leached ore and low-grade blended ore.

9. Creditors, amounts falling due within one year

	30 June 2002 $'000	Pro forma 2001 $'000
Trade creditors	1,270	714
Finance lease liabilities	745	292
Note payable	-	1,103
Short term loans and overdraft	8,596	2,020
Short term element of long term loans	3,419	3,757
Other creditors including taxation and social security payable	1,611	1,066
	15,641	8,952

The loans represent short-term loans to Pokrovskiy Rudnik from banks and trading partners mainly for working capital due to winter operations. Interest rates vary from 18 to 22 %.

Notes (continued)

10. Share Capital

	Company	
Ordinary shares	30 June 2002	2001
	$'000	$'000
Allotted, called up and fully paid:		
At the beginning of the period	-	-
Converted on admission	391	-
New issues	42	-
At the end of the period	433	-
Number of shares (par value £0.01)		
Authorised	100,000,000	-
Issued at the beginning of the period	2	-
Converted on admission	24,696,582	-
New issues	2,897,100	-
At the end of the period	27,593,684	-

During the period 24,696,584 shares in the Company were issued in exchange for the total issued share capital of Eponymousco Limited. An additional 2,000,000 ordinary shares were issued for consideration of £1.30 per share. A further 897,100 shares were issued in exchange for a 2% holding in Pokrovskiy Rudnik. As a result of these transactions a share premium of $4,324,542 after listing expenses of $891,562 and commission of $227,214 was recognised.

Further shares in the Company were issued after the year end (see note 13).

11. Minority Interests

	30 June 2002	Pro forma 2001
	$'000	$'000
At the beginning of the period	10,623	6,340
Minority interest in equity of acquired subsidiary undertakings	(469)	-
Minority interest in net profit of subsidiary undertakings	1,175	4,283
At the end of the period	11,329	10,623

All minority interests are equity interests.

PETER HAMBRO MINING PLC

Summarised Consolidated Financial Statements
for the period ended 30 June 2002

Notes (continued)

12. Net Cash (Outflow)/Inflow from Operating Activities

	30 June 2002 $'000	Pro forma Full Year 2001 $'000
Cash received from customers	7,022	23,721
Cash paid to suppliers and employees	(4,868)	(4,904)
Other proceeds	238	550
Other expenses	(3,198)	(4,445)
Exchange difference	(25)	293
Net cash (outflow)/inflow from operating activities	(831)	15,215

13. Post Balance Sheet Events

On 29 July 2002 9,246,318 shares in the Company were issued in exchange for an additional 20% holding in Pokrovskiy Rudnik. This brought the group's total holding in Pokrovskiy Rudnik to 75%.

Exhibit B (6)

Investors\Report on the six months ended 30th June 2002

Peter Hambro, Executive Chairman. 24th September 2002

The directors have pleasure in making the first report to shareholders since the company's shares were admitted to listing on AIM in April 2002.

Financial Results

The Interim Consolidated Accounts for the Company are attached to this report. These should be read in conjunction with the accompanying notes. These have been prepared in collaboration with the Auditors, Moore Stephens, who have assisted the Group in the translation of Russian accounts to UK GAAP.

The Profit and Loss Accounts shows a profit of US$1.13 million for the six months to 30th June 2002. Peter Hambro Mining Plc was only incorporated in December 2001 and the group as previously constituted did not produce six month figures to 30th June 2001. The directors do not believe that the benefits of producing pro-forma comparative figures to 30th June 2001 would justify the costs involved. Consequently, full year pro-forma figures from the Admission Document (US$4.4 million) have been included for formal purposes.

The 6-month split of turnover in 2002 (US$7.02 million) is marginally higher than in the first half of 2001. It should be noted that the turnover represents sales of gold for the first six months of the year and that this is significantly less than 50% of the full year pro-forma turnover (US$23.72 million) but that this is usual, as the heaps emerge from cold winter conditions. As expected, short-term borrowings were increased to provide working capital for winter operations.

It should be remembered that the consolidated profit for six months to the end of June 2002 reflects only a 55.1% interest in JSC Pokrovskiy Rudnik's earnings and that this interest was increased to 75% on 29th July 2002 (after the end of the period) and is intended to be increased to 97% as soon as practicable.

Mining Operations

In the first six months of 2002 1.6 million cubic metres of material were moved, which compares with 0.8 million cubic metres in the same period last year. This increase in mining levels was necessary to build stocks for the new plant and to make up for planned lower average grades in the ore mined.

New Resin-In-Pulp Plant

As forecast in the Admission Document, Pokrovskiy Rudnik commissioned the new Resin-in-Pulp plant in July 2002 and, also as similarly forecast, the first gold from this plant was produced on 7th September 2002. This is a magnificent achievement on the part of the Pokrovskiy Rudnik management team and it was most gratifying that a delegation - made up of members of the Russian administration, mining analysts from London and journalists from Moscow, the Amur Region and the United Kingdom - was on site to witness this.

Since production from the plant began on 7th September, a total of 120 Kgs (3,858 ounces) has been produced by the new plant as at 21st September. This is in line with the Group's expectations during the start up process.

Successful implementation of the resin-in-pulp process means that Pokrovskiy Rudnik now has all year production with gold recoveries at more than 92%. This compares with last year's production from the seasonally affected heap-leach which, in 2001, averaged a 53% recovery.

The ore treated by heap leach during the period was from a lower horizon than that of the previous year and it was found that its characteristics called for finer crushing and a longer residence time on the pads. Now that the new plant is in operation, the heap leach process will only be used in summer months to treat the lowest grade material.

Reserves and Resources

Federal State Unitary Geophysical Enterprise "Dalgeofizika" has prepared an updated ore resource statement on the Group's Pioneer deposit, 35km to the northeast of Pokrovskiy.

Dalgeofizika has assessed three portions of the Pioneer strike, namely Promezhutochnaya, Yuzhnaya and Bakhmut zones, together covering almost 3.2km of the trend, to depths of between 60m and 380m from surface. The deposit is open at both ends, both sides and at depth.

Russian category C2 resources (corresponding approximately to an "indicated" category) over these three main zones total 52,084 Kgs (1.68 Million oz) at an average grade of 1.83g/t and at the 0.6g/t cut-off. The P1 class of resource (approximately equivalent to "inferred") on the same areas increases the total resource to 78,546 Kgs (2.53 Million oz) at the same grade.

Subparallel structures at the Yuzhnaya area are similarly estimated to contain 36,769 Kgs (1.18 Million oz) at a grade of 1.0g/t of P1 and P2 categories.

Total C2 and P resources are thus estimated as 115,316 Kgs (3.707 Million oz., which is more than double the 1.45 Million oz included in the Admission Document.

A summary of Dalgeofizika's report prepared by Pokrovskiy Rudnik is attached.

The new resource estimate takes into account results of both 26 old drill holes and 48 new holes and trenches. In the Promezhutochnaya zone, where Pokrovskiy Rudnik has entirely redrilled the area, it has become evident that previous estimates of thickness and grades have been understated, with correction factors to the new data being 2.0 for orebody thickness and 1.1 for gold content. Thus Pokrovskiy Rudnik expects that, as old areas are further redrilled, ore tonnage and grade estimates will increase further.

It should also be noted that a back-log of approximately 3,000 core samples is awaiting fire assay. Pokrovskiy Rudnik's laboratory is presently processing some 80 samples per 24 hours.

Titanium

Negotiations with the German company Ferrostahl GMBH for the provision of a bankable feasibility study on Olekminsky Rudnik's Titanium Dioxide project are at an advanced stage. It is presently planned that Ferrostahl will work with VnipiProm Technologie, the Moscow-based institute, which designed the Group's Resin-in-Pulp, plant, on this study: a concept which is in keeping with the Group's policy of maximising Russian involvement where possible.

Corporate Activities

Increase in holding of Pokrovskiy Rudnik
Completion of the increase to 75% of Pokrovskiy Rudnik was achieved on 29th July 2002.

Application has been made to the UK Panel on Takeovers and Mergers for permission to increase this stake to 97% without the need for existing major holders, including Pavel Maslovsky and Peter Hambro, to make an open offer to acquire all the shares in the company.

Shareholdings
Following the increase in the Company's shareholding in Pokrovskiy Rudnik, the disclosable shareholdings over 3% are: -

Dr. Pavel Maslovsky	12,199,931 (33.12%)
Peter Hambro	8,039,800 (21.82%)
Nutraco Nominees Ltd.	3,147,286 (8.54%)

EBRD Mandate
Peter Hambro Mining PLC and OJSC Pokrovskiy Rudnik have signed a Mandate Letter with the European Bank for Reconstruction and Development which may lead to the provision of equity and debt finance to the Group. This is subject, among other things, to a due diligence review by US consultants, Pincock Allen and Holt which is under way.

Pokrovskiy Rudnik Rur500 million Bond Issue
The Group has agreed heads of terms with Moscow-based bankers, Nikoil, for an underwritten 500 million Rouble bond issue by Pokrovskiy Rudnik and guaranteed by Peter Hambro Mining PLC.

The bonds would have a life of 3 years, the coupon would be the higher of 12% in US$ or 18% in Roubles with the Rouble principal amount being rebased against the US$ semi-annually. Once registration of a Prospectus with FSEC in Moscow is complete, it is anticipated that these bonds would be auctioned in Moscow. The Group would try to make arrangements for UK and other investors to be able to acquire and hold these bonds through a depositary receipt mechanism, should they so wish.

The Directors believe that the proceeds of such an issue, if drawn, would greatly accelerate the Group's development plans. However it should be noted that the Group has the option whether to proceed or not, depending on the level of interest in the auction.

Baikal Bank stake
In June 2002 Pokrovskiy Rudnik subscribed US$ 0.63 million for new shares that give it 18.8% of the share capital of Baikal Bank as part of the bank's recapitalisation. Baikal Bank is a commercial bank registered in Russia and operating in the Buriatia Republic. Pokrovskiy Rudnik has agreed that it will sell this holding to

ExpoBank and that thereafter Pokrovskiy Rudnik will gain access to mining opportunities derived from BaikalBank's gold business. BaikalBank is a major shareholder of a number of gold deposits in the Buriatia Republic, one of the gold producing areas with the highest potential of the Russian Federation and this connection is considered to be of strategic importance to Pokrovskiy Rudnik's expansion potential in Russia.

Chairman's Statement

"The most important thing that I can bring to investors' attention is the fact that we have done what we said we were going to do.

The promise of first gold from the new plant in September 2002 proved to be a reality and now we have all year round production at 92% recovery rate.

I have nothing but the highest praise and admiration for Pavel Maslovsky, Sergei Ermolenko, Valery Alexeev, Nicolai Vlasov and the rest of the team at Pokrovskiy. Their achievements are magnificent and I took great pleasure in seeing the looks of amazement on the faces of all the delegates on the recent site visit. Watching the mill turning over and the pits operating at full capacity impressed everyone. A first gold pour, on schedule, was the crowning glory. The Admission Document predicted that the Pioneer gold resource would be larger than the official figures on which our successful tender was based and it is gratifying that Dalgeofizica's report has proved to be true. We are continuing to explore this area and believe that we have even more to find.

It is gratifying that our success has been recognized in several quarters and that we have been offered debt finance both from the Russian corporate bond market and also EBRD. We are actively exploring what these offers mean to the company and welcome the flexibility that such funding would provide for our future development plans.

I would not want to give the impression that the six months under review have been without any problems. We have had to learn to live as a public company and to produce UK GAAP accounts. Recoveries from the heap-leach were lower than expected because the gold in the lower horizon ore is more tightly bound to the quartz than we had expected. This meant more crushing and longer residence times, with consequent temporary cash-flow implications. Capital costs on the mill were somewhat higher than expected.

But these are all things that are within the competence of the management to handle and I am confident that we will continue to progress as the year continues."

Exhibit B (7)

Press Center\Chairman's statements

Peter Hambro, Executive Chairman. 24th September 2002

"The most important thing that I can bring to investors' attention is the fact that we have done what we said we were going to do.

The promise of first gold from the new plant in September 2002 proved to be a reality and now we have all year round production at 92% recovery rate.

I have nothing but the highest praise and admiration for Pavel Maslovsky, Sergei Ermolenko, Valery Alexeev, Nicolai Vlasov and the rest of the team at Pokrovskiy. Their achievements are magnificent and I took great pleasure in seeing the looks of amazement on the faces of all the delegates on the recent site visit. Watching the mill turning over and the pits operating at full capacity impressed everyone. A first gold pour, on schedule, was the crowning glory. The Admission Document predicted that the Pioneer gold resource would be larger than the official figures on which our successful tender was based and it is gratifying that Dalgeofizica's report has proved to be true. We are continuing to explore this area and believe that we have even more to find.

It is gratifying that our success has been recognized in several quarters and that we have been offered debt finance both from the Russian corporate bond market and also EBRD. We are actively exploring what these offers mean to the company and welcome the flexibility that such funding would provide for our future development plans.

I would not want to give the impression that the six months under review have been without any problems. We have had to learn to live as a public company and to produce UK GAAP accounts. Recoveries from the heap-leach were lower than expected because the gold in the lower horizon ore is more tightly bound to the quartz than we had expected. This meant more crushing and longer residence times, with consequent temporary cash-flow implications. Capital costs on the mill were somewhat higher than expected.

But these are all things that are within the competence of the management to handle and I am confident that we will continue to progress as the year continues."

Exhibit B (8)

PETER HAMBRO MINING PLC

Admission to Trading
on
Alternative Investment Market





London
STOCK EXCHANGE

Shareholders' Update Package
January 2001

Important Notice.

This document is not intended to replace the formal letter concerning the Extraordinary General Meeting or the Notice thereof and is issued only in order to assist shareholders in their decision making process.



Reasons for Listing

- An exit route for some initial venture capitalists.
  - Approximately 10 - 15% of the shares in PETER HAMBRO MINING PLC ("PHM") might be for sale.
- Improved access to debt funding.
  - Many banks will not take seriously a private company.
- Possible availability of additional capital.
  - Access to institutional investors is, at best, limited.
  - Pokrovskiy Ruddnik ("PR") has two additional projects whose development it could fund from its bank facilities and from retained earnings. However PHM and PR would greatly benefit if these were to be developed sooner.
- Increased opportunity for mergers and acquisitions.
- Enhancement of overall credibility.
- Capital Gains tax advantages for UK investors on AIM



Merrill Lynch World Mining Trust PLC
- our new shareholder

- On 31st December 2001 the Company issued 9,500 new ordinary shares (representing some 3.8% of the Company's enlarged ordinary share capital) to Merrill Lynch World Mining Trust PLC at a price of US$105 per share.
- This raised US$1,000,350 and part of these funds will be used to fund the cost of the Admission to AIM.
- In the light of this injection of funding it is not intended that any new capital will be sought for the Company concurrently with Admission.

Merrill Lynch Investment Managers



Alternative Investment market



- AIM is specially tailored to suit growing businesses, wherever in the world they are based - and its entry rules have been designed to reflect these companies' unique requirements. At the same time, AIM provides a central focus for investors who understand growing companies and are eager to invest in their potential.
- Since it was created in 1995, over 850 companies have used AIM as a vehicle for growth - more than £7.2 billion has been raised on the market. By April 2001, the companies trading on AIM had a total market capitalisation of £11.1 billion and had individual market capitalisations ranging from less than £2 million to more than £100 million.
- AIM's flexibility means it is attractive to a wide range of companies, from young and venture capital-backed businesses to long-established family concerns. Similarly, AIM companies cover a broad range of activities, ranging from leading-edge technology to distribution, restaurants and leisure. Whatever their area of business, all AIM companies enjoy the benefits of being on the Exchange including:
  - exposure to London's liquidity - the deepest pool of global capital in the world
  - respected regulatory standards
  - unrivalled international expertise


London
STOCK EXCHANGE



"Admission to Trading" AIM

- Means what?
  - The shares of Peter Hambro Mining will be traded on AIM
  - Anyone can buy and sell
  - There will be a published "Share Price"
- When?
  - End of March 2002, if all goes well.
- What do we need to get there?
  - Suitable "Public Limited Company"
  - Competent Person' Report on the mine
  - Audited accounts to 31st December 2001 and Accountants Report
  - Nominated Adviser's and Broker's Consent to act



PETER HAMBRO MINING PLC

A Suitable "Public Limited Company"

- Losses built up in Peter Hambro Mining Ltd.'s ("PHM") Balance Sheet mean that a new company needs to be superimposed.
- This will be done, with
  - PHM becoming "Eponymousco Ltd" and
  - **PETER HAMBRO MINING PLC** making a share exchange offer for it.
- In order to have sufficient shares for the market to trade, the existing shares will be split into 100 new shares.
- At Admission, all the existing shareholders will have the same percentage holding in the new company as they did in the old one.
- We will have to hold Extraordinary General Meetings to achieve all this.



Competent Person' Report on the mine

- Admission to Listing requires an independent report on the mining activities
- This is being done by a firm of mining consultants, Micon International Ltd., in conjunction with NBL Zoloto, a Russian firm that has worked for Pokrovskiy Rudnik
- The report is due in draft at the end of January 2002 and the final in time for the prospectus.

micon INTERNATIONAL LIMITED | mineral industry consultants



Audited Accounts to 31st December 2001 and Accountants Report

- PHM and Pokrovskiy Rudnik have, so far, economised on audit expenses
- Public Company status dictates that we need something more substantial
- Accordingly Moore Stephens, a London firm with offices in Moscow and Vladivostok have been appointed.
- It is expected that their work will be complete in time for the March date

MOORE STEPHENS
INTERNATIONAL LIMITED



Nominated Adviser's and Broker's Consent to act

- Above all we need a "Nominated Adviser" or Nomad, as they are known
- And someone to act as the company's broker
- After much thought and discussions we have selected Canaccord Capital and they have agreed to act for us.


CANACCORD
CAPITAL
INDEPENDENT THINKING

"Founded in 1950, Canaccord Capital is Canada's largest independent investment firm, specializing in small to mid-capitalization companies and recognized as a leader in the resource, technology and special situation sectors.

With offices in major Canadian centres and affiliated partners in Britain, France, the United States and Barbados, Canaccord Capital offers a full range of professional investment services including corporate finance, research, institutional equities, international trading and private client services.

Our success, and that of our clients, is based on the quality of our people and their ideas."



What will be traded?

- **PETER HAMBRO MINING PLC ("PHM")**

  London

  - To be admitted to trading on 
AIM
  - Mining investment and management company
  - Owns 53.1% of PR

– Joint Stock Company **Pokrovskiy Rudnik ("PR")**, Moscow, Blagoveshensk and Tygda.

  - Gold Mining Enterprise
    – Heap Leach and Mill / Resin Plant
    – Pokrovka deposits
    – Pioneer Deposit





How will you know what to do?

- You will receive a copy of the "Aim Admission Document" which will be substantially in its final form. It will contain reports from Moore Stephens and Micon International
- You will also receive a copy of Canaccord's broker's note
- You must use these, or consult your own advisers, in order to make up your mind.


MOORE STEPHENS
INTERNATIONAL LIMITED


micon
INTERNATIONAL LIMITED
mineral
industry
consultants


CANACCORD
CAPITAL
INDEPENDENT THINKING



PHM Group History

- Peter Hambro and Pavel Maslovsky met in June 1995
  - As a result, **Zoloto Mining Ltd** was formed in London
    - Capital raised from Peter Hambro PLC and a number of venture capital investors
    - Company is now called PETER HAMBRO MINING PLC
    - Financed Joint Stock Company **Pokrovskiy Rudnik**
- **Pokrovskiy Rudnik**
  - **Owner of the licence and operator of the Pokrovka and other deposits**
- PETER HAMBRO MINING PLC (formerly Zoloto Mining)'s capital
  - was initially used to finance two full scale feasibility studies.
  - IFC and NM Rothschild offered a $35 million non-recourse debt facility, subject to an equal equity raising,
  - but this was abandoned when the gold price collapsed.
- Heap leach
  - Instead a 500,000 tonne per year heap leach operation was undertaken
  - financed from its own resources.
  - Producing 90,000 Oz. gold per annum
  - Operating all year round, in spite of the extreme weather conditions.
- Cash-flow from this and project debt raised in Russia has allowed development of the second stage
  - 1 million tonne of ore processed = 150,000 Oz gold per annum





The Pokrovskiy Way.

- Western consultants and IFC, called for
  - An over-the-top specification
  - a large number of expatriates.
- But, without the bankers' money PHM could not afford / did not need this scale of things
- PHM and PR decided to do things "The Russian Way", using
  - Russian engineers,
  - Russian equipment,
  - Russian Know-how
  - No expatriates.

- This resulted in PR
  - Not being eaten alive by suppliers,
  - obtaining reasonable treatment from the authorities
  - Making use of the potential inherent in the financial system as it emerged from the old economy.
- All in all this ensured that
  - capital costs were held to the absolute minimum,
  - The budget was adhered to
  - The implementation schedule was complied with.

This methodology has not, as far as is known, been used by any other gold mining company and it is likely that this different approach that has allowed PR to succeed where others have had a harder time.



Location Maps

Pioner Deposit
Pokrovka Deposit
Pokrovsiy Rudnik
RUSSIA
CHINA
Zeya
Tygda
AMUR
© 2001 Microsoft Corp. All rights reserved.

ARCTIC OCEAN
Laptev Sea
RUSSIA
Tura
Yakutsk
Pioner Deposit
Neryungri
Magadan
Bering Sea
Sea of Okhotsk
Petropavlovsk-Kamchatskiy
Krasnoyarsk
Novosibirsk
Irkutsk
Chita
Kyzyl
Ulan-Ude
MONGOLIA
Ulaanbaatar
Ulan Bator
Qiqihar
Pokrovka Deposit
Pokrovsiy Rudnik
Urumqi
Shenyang
Sapporo
Beijing
P'yongyang
CHINA
Taiyuan
Zhengzhou
Tokyo
Taegu
Yushu
Xi'an
Nanjing
PACIFIC OCEAN
Kathmandu
Chengdu
Dhaka
Kunming
Fuzhou
Philippine Sea
© 2001 Microsoft Corp. All rights reserved.



Management and Staff

- Pokrovskiy Rudnik
  - **Pavel Maslovsky** is Chairman of PR and Peter Hambro is a non-executive director.
  - **Sergei Yegorevich Yermolenko** is General Director.
  - There are no non-Russian executives in the company.
  - PR employs approximately 800 staff and construction workers in Amur Region, working 15 days on and 15 days off and on twelve hour shifts.
- Peter Hambro Mining PLC
  - **Peter Hambro** will be Chairman of PHM and Pavel Maslovsky is a director.
  - **Sir Rudolph Agnew, Jay Hambro** and **Alexei Maslovsky** will be non-executive directors
  - **Philip Leatham FCA** will be Finance Director and Secretary



Results

Peter Hambro Mining Ltd	Profit $ Million	
12 months to 31st December 2000	$2.5	Audited
9 months to 30th September 2001	$4.5	Management

- PR completed its first full year of production on 31st December 2000 and produced 49,790 ounces of gold and
- For the year to 31st December 2001 production was more than 90,000 ounces of gold





Pokrovskiy Key Statistics

- Resources – Russian Category C1
  - Pokrovka
    - 55 tonnes (1.75 million ounces) of gold at a cut-off grade of 1.5 grams per tonne
  - Pioneer
    - 46.6 tonnes (1.5 million ounces)
- Costs:
  - Mining and treatment costs, together with administration overheads and royalties are expected to be in the order of US$ 135 per ounce. This compares with known costs for 2000 of US$110 per ounce.
- Volumes
  - 500,000 tonnes per annum Heap Leach
  - 1,000,000 per annum Cyanide / resin

To be verified and reported on by

micon INTERNATIONAL LIMITED | mineral industry consultants



Russian Equipment in Operation


12
12

Stripping and mining operations are carried out 24 hours per day every day of the year









Heap leach.

At present the ore is weathered and requires little crushing, prior to agglomeration and stacking.

This material is averaging more than 8 grams of gold per ton of ore.

Hard-rock ore can be seen on the lower left of the picture.





This equipment, which feeds the stacker for the Heap-Leach operations will be used to treat low-grade ore once the new mill is operational.

Agglomeration and permeability have worked well and new heaps are now over 15 metres high.

The heap on the left is last year's and is being removed for re-treatment later.

The heap on the right is being stacked for this year's leaching.





Production



Pokrovskiy Rudnik Chairman, Dr. Pavel Maslovsky (left) shows the Governor of Amur Region some of the week's Dore Bars.



Laboratory facilities





Fire assay in progress

On-line control and networking of the second Perkins Elmer photo-spectrometer (above left) gives excellent management information



Weighing fire assay samples



Grinding room



New plant takes shape



- The Chinese manufactured milling equipment is being installed.
- There will be two separate lines, each comprising a ball mill, classifier and sag mill and processing 500,000 tonnes of ore per year.
- The equipment will be turned over for the first time in mid November 2001 and commissioned in May 2002



New buildings and equipment

Building has been a high priority at Pokrovka this year. Maintenance of the enlarged mining fleet needs to be done under proper cover and the employees need housing.



Heating plant



Accommodation block



Truck garage



New trucks



Ghosts from the past

While mining in one of the Pokrovka pits we have encountered stopes left behind by Chinese miners in the last century when Amur Region was part of China.

These old-timers were recovering visible gold, washed down by the Sergeievski creek and did not have the technology to recover the ores that we are working on.





Plans for the future.

- ***New Mill***
  - PR is well down the road with the construction and implementation of a new processing plant at Pokrovka. This plant, largely acquired from China National Gold Corporation, is due to be commissioned in early summer 2002 and designed to produce 150,000 ounces of gold from 1 million tonnes of ore.
  - This will be up-graded in 2004 to handle 1.5 million tonnes of ore per year
- ***Exploration***
  - To feed this plant work has started on the exploration of the Pioneer deposit, located some 35Kms from Pokrovka, as well as resource definition and exploration drilling on the existing site. PR will need to acquire drilling machinery and/or contract drilling work to cover this.
- ***Titanium Dioxide.***
  - PR has commissioned a feasibility study into the exploitation of its recently acquired Titanium deposit at Aliokma. This will involve construction of a new plant and ancillary works in the order of US$60 – 70 million.



Contact Points

- **PETER HAMBRO MINING LTD**

  7, Eccleston Street, London SW1W 9LX UK

  Tel: +44 20 7393 0102 Fax +44 20 7393 0103

  Email: corporate@peterhambro.com

- **JSC Pokrovskiy Rudnik**

  Vavilova 81,117 335 Moscow, RF

  Tel: +7 095 232 2993 Fax: +7 095 132 7532

Exhibit B (9)(a)

For Immediate Release **23 April 2003**

Peter Hambro Mining plc

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Peter Hambro Mining Plc
(the "Company")

Exercise of Option
Change of Shareholdings

The Company announces that Canaccord Capital (Europe) Limited has exercised its option to acquire 417,080 ordinary shares of 1p each in the share capital of the Company (the "Option Shares"). The Option Shares were allotted and issued on 17 April 2003 and rank *pari passu* in all respects with the existing Ordinary Shares. Application has been made for the admission of the Option Shares to trading on AIM and dealings in the Option Shares are expected to commence on 24 April 2003.

Following the exercise of the option and allotment of the Option Shares, the total issued share capital of the Company comprises 57,998,594 Ordinary Shares and the percentage which Artemis Investment Management Limited's notified shareholding in Peter Hambro Mining Plc represents of the issued share capital has thereby been reduced to below 3.0 per cent.

\- ENDS -

Enquiries:

Peter Hambro	Peter Hambro Mining	+44 20 7393 0102
David Simonson/Nicola Davidson	Merlin Financial	+44 20 7606 1244
		+44 7711 70 91 70

Exhibit B (9)(b)

For Immediate Release **15 April 2003**

Peter Hambro Mining plc

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX

Telephone +44 20 7393 0102 Facsimile +44 20 7393 0103

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

PETER HAMBRO MINING PLC
(the "Company")

Results of the Open Offer

On 11 March 2003, the Company announced that Canaccord Capital (Europe) Limited ("**Canaccord**"), as agent for the Company, had conditionally placed a total of 9,596,919 new ordinary shares of 1p each of the Company ("**New Shares**") at 175p per share ("**Placing Price**") to raise approximately £16.8 million before expenses. As announced on 24 March 2003, 7,578,078 New Shares, in respect of which irrevocable undertakings were given by certain shareholders, were placed firm on a conditional basis and were subsequently admitted to trading on the Alternative Investment Market of the London Stock Exchange ("**AIM**") on 25 March 2003. The remaining 2,018,841 New Shares (the "**Non Firm Shares**") were conditionally placed at the Placing Price with institutional and other placees subject to clawback to satisfy valid applications by qualifying shareholders under the open offer.

The Company announces that the open offer closed on 14 April 2003 at 3:00pm. Under the open offer, valid acceptances have been received from shareholders in respect of 797,438 Non Firm Shares, representing approximately 39.5 per cent. of the Non Firm Shares. The balance of the Non Firm Shares has been taken up under the placing. Application has been made to the London Stock Exchange for the 2,018,841 Non Firm Shares to be admitted to trading on AIM. Admission is expected to take place on 17 April 2003.

As a result of the implementation of the placing and open offer, the shareholdings of Peter Hambro and persons associated with him have been reduced to 7,539,800 ordinary shares which will, following Admission, represent 13.09 per cent. of the enlarged issued share capital; the shareholdings of Pavel Maslovsky and persons associated with him have been reduced to 22,844,524 ordinary shares which will represent 39.67 per cent of the enlarged issued share capital; and Sir Rudolph Agnew's holding of 7,500 ordinary shares will represent 0.013 per cent of the enlarged issued share capital.

In addition, the following shareholders now hold interests in the Company which will, following Admission, represent 3 per cent. or more of the enlarged issued share capital:

Name	*Number of Ordinary Shares held*	*Percentage of issued share capital*
Nutraco Nominees Limited	4,887,397	8.49%
State Street Nominees Limited	2,128,542	3.70%
Landsdowne Partners Limited	2,128,542	3.70%
Littledown Nominees Limited	1,958,474	3.40%
Artemis Management Limited	1,729,440	3.00%



Following Admission the total issued share capital of the Company will comprise 57,581,514 Ordinary Shares.

-Ends-

Enquiries:

Peter Hambro	Peter Hambro Mining	+44 20 7393 0102
David Simonson/Nicola Davidson	Merlin Financial	+44 20 7606 1244

Exhibit B (9)(c)

For immediate release: Monday 24th March 2003

PETER HAMBRO MINING PLC

Placing and Open Offer

Peter Hambro Mining PLC ("the Company") announces that further to the announcement made on 11 March 2003 it is now proceeding to implement the Placing and Open Offer of 9,596,919 new shares of the Company ("New Shares") at a price of 175p per share. The Open Offer is being made to qualifying shareholders on the basis of one new share for every five existing shares. The Open Offer is contained in a circular which is today being posted to shareholders.

Irrevocable undertakings have been received from existing shareholders in respect of a total of 7,578,078 New Shares and these shares have been conditionally placed firm. It is expected that these Shares will be issued to the relevant placees and admitted to trading on AIM on 25 March 2003 ("First Admission"). The final time and date for acceptance of the Open Offer is 3pm on 14 April 2003 and it is expected that the remaining 2,018,841 New Shares will be issued to successful applicants under the Open Offer or to placees and will be admitted to trading on AIM on 17 April 2003 ("Second Admission").

The placing of 2,000,000 existing shares ("the Sale Shares") previously announced will be completed at the time of First Admission.

The expected timing for the Open Offer is as follows:

Record Date for the Open Offer	20 March 2003
"Ex" date for the Open Offer	24 March 2003
Latest time and date for splitting Application Forms (to satisfy *bona fide* market claims only)	3pm on 10 April 2003
Latest time and date for receipt of the Application Forms and payment in full under the Open Offer	3pm on 14 April 2003
Date of Admission of New Shares to AIM:	
First Admission	25 March 2003
Second Admission	17 April 2003
Date of delivery in CREST of New Shares to be held in uncertificated form:	
First Admission	25 March 2003
Second Admission	17 April 2003
Definitive share certificates in respect of New Shares to be held in certificated form to be despatched by:	
First Admission	1 April 2003
Second Admission	24 April 2003

Following full implementation of the Placing and Open Offer (including the sale of the Sale Shares) the holdings of Peter Hambro and his associated holdings will be 7,539,800 (representing 13.09 per cent. of the enlarged share capital) and of Pavel Maslovsky and his associated holdings will be 22,844,524 (representing 39.67 per cent. of the enlarged share capital).

Enquiries:

Peter Hambro	Peter Hambro Mining	+44 20 7393 0102
David Simonson / Nicola Davidson	Merlin Financial	+44 20 7606 1244

Not for distribution in or into the United States

Exhibit B (9)(d)

11th March 2003

PETER HAMBRO MINING PLC

Placing and Open Offer
to raise approximately £16.8 million

Peter Hambro Mining PLC (**"the Company" or "PHM"**) announces that Canaccord Capital (Europe) Limited (**"Canaccord"**), as agent for the Company, has conditionally placed a total of 9,596,919 new ordinary shares of 1p each of the Company ("**New Shares**") at 175p per share ("**Placing Price**") to raise approximately £16.8 million before expenses. The number of New Shares is equivalent to 20 per cent. of the Company's existing issued share capital. As agent for certain existing shareholders (being two directors and their affiliated holders and another shareholder) Canaccord has also conditionally placed a total of 2,000,000 existing ordinary shares ("**Sale Shares**") at the Placing Price. These shareholders comprise a company associated with Peter Hambro (500,000 shares) and Pavel Maslovsky (500,000 shares), both directors of the Company, and Mr G R Durham (1,000,000 shares).

The Company also announces that it intends to effect an Open Offer in respect of all the New Shares pursuant to which shareholders in the Company (save for certain overseas holders) will be entitled to subscribe for the New Shares at the Placing Price on the basis of 1 New Share for every 5 existing Shares held.

The Placing is conditional on *inter alia* the Open Offer being made and on admission of the relevant shares to trading on AIM ("Admission"). Certain Shareholders (comprising three directors, Peter Hambro, Pavel Maslovsky and Sir Rudolph Agnew and, in the case of Peter Hambro and Pavel Maslovsky, their respective related interests, and Mr G R Durham) have given irrevocable undertakings in relation to the Open Offer which will enable a total of 7,578,078 New Shares to be allocated to placees on a firm basis. It is intended that Admission will be sought for these New Shares shortly following the issue of the circular and for the remaining 2,018,841 New Shares following close of the Open Offer.

The estimated net proceeds are intended to be applied in funding (as to an estimated £3.6 million) the cash element of the consideration in respect of the proposed Tokur acquisition and (as to an estimated £9 million) PHM's investment in the proposed Magadan joint venture. If either or both of these transactions do not proceed, the relevant funds will be applied, together with the balance of the proceeds, in reduction of the Group's debt and financing of additional work on its existing interests.

Shareholder Documentation

It is intended that a circular containing the Open Offer and the Application Forms will be despatched to shareholders by the end of March 2003.

Enquiries:

Peter Hambro	Peter Hambro Mining	+44 77 7415 3498 +44 20 7393 0102
David Simonson/Nicola Davidson	Merlin Financial	+44 20 7606 1244

Exhibit B (9)(e)

For Immediate Release: Monday 10th March 2003

PETER HAMBRO MINING PLC

Announces upgrading of resources at Pioneer Deposit
Signing of Confidentiality Agreements with Rio Tinto
Proposed acquisition of new 8.1 million ounce Tokur Deposit
and Preliminary Results for the year ended 31 December 2002

Peter Hambro Mining PLC ("PHM" or "the Company") today announces:

- 5.8 million ounce increase in Russian Category C & P reserves and resources at the Company's Pioneer deposit
- Signing of confidentiality agreements with Rio Tinto PLC to enable evaluation of specific properties
- Proposed acquisition of the Tokur gold deposit in the Far East of Russia with 8.1 million ounces of resources
- Preliminary Results for the year ended 31 December 2002

Pioneer Deposit

Russian Category C and P reserves and resources 9.4 million ounces

Russian Category C2 reserves 1.78 million ounces

The Company has recently received independent confirmation, from the State geological consultancy company Dalgeophysica, of the Group Chief Geologist's revised estimation of 9.4 million ounces of category C and P reserves and resources at Pioneer.

When the Group acquired Pioneer in 2000 the stated resources were approximately 1.5 million ounces in the P category. In September 2002 the Company announced that its exploration activities had increased this figure to 3.59 million (at a 0.6 gram per tonne cut-off grade) and that sufficient drilling had been done to place 1.62 million ounces in the C2 reserve category.

Since September 2002 receipt of more assay results from the exploration drilling campaign have increased the reserves and resources still further. As at 25 February 2003 the Company estimates that the C2 component of the reserves and resources is now 1.78 million ounces. These exploration activities have enabled the reclassification of category P resources to C2 reserves.

C2 category reserves require no further drilling or sample analysis work for ounces to be categorised as mineable reserves. The only additional work required is economic assessment and approval thereof by the Russian mining authorities.

Table 1: Pioneer Resources (millions of ounces)

	April 2002	September 2002	February 2003
Main orebody – C2 category reserves	-	1.62	1.78
Main orebody – P1 + P2 category resources	1.5	1.97	1.84
Oreshoots – P1 + P2 category resources	-	-	5.80
Total P + C	1.5	3.59	9.42

Part of the increase in the C2 category reserves comes from the discovery of a high-grade 120m oreshoot (known as "Apophysis No.1") of the Bakhmut part of the deposit. Calculation of resources based around 50m blocks and to a maximum depth of 282m, suggests C2 category reserves of 635,000 ounces. The following table outlines 4 key intersections of the oreshoot.

Table 2: Drill Results from Bakhmut-Apophysis No.1

	Grade (g/t)	Thickness (m)
Hole c-69	17.5	35.0
Hole c-203	15.3	11.2
Hole c-204	9.6	15.9
Hole c-47	7.4	5.9

The geochemical signature extends significantly beyond the drilled area (for a further 1.02km) to an area where artisanal mining has taken place in the past. Grab samples taken in this area, which is believed to be on the same structure as Apophysis 1, have returned grades of 20-30 grams per tonne. Dalgeophysica has postulated that the structure has the potential to host possible resources of over 51 tonnes of gold at similar grades, applying a factoring of 40-70% reduction coefficient.

As described in the AIM admission document, under the Group Reserves Bonus Scheme, certain executives, as scheme participants, are entitled to receive from JSCP an aggregate US$5 per ounce in respect of new C2 reserves assessed on an annual basis. These are only taken into account for the purposes of this scheme when confirmed by the Russian mining authorities. The Scheme also provides that on termination of the scheme in the event of, among other circumstances, a disposal of the Pioneer deposit, the scheme participants are entitled to an aggregate of US$1 per ounce of resources not covered by prior payments. It is not anticipated that any confirmation of C2 reserves will be received until 2004. Payments under the Scheme, at the Company's option, may be settled in the Company's shares.

Confidentiality Agreements signed with Rio Tinto

Peter Hambro Mining has, for some months, been in discussion with Rio Tinto PLC which has recently re-appraised the climate for mining investment in Russia. As a consequence of this it has agreed to share with Rio Tinto, on a confidential basis, geological and other data so as to enable it to evaluate the potential of specific properties and the way in which Peter Hambro Mining has operated successfully in Russia.

The agreements that the two companies have signed do not commit Rio Tinto to become involved in any way with Peter Hambro Mining nor do they give Rio Tinto any exclusivity to collaborate on, or acquire an interest in, any of the properties.

Peter Hambro Mining views this expression of interest by a major mining company as a positive step in the development of mining in Russia. The improvement in the broader investment climate in Russia was also recently demonstrated by BP's decision to invest *c.*US$6.7 billion in the country's oil & gas sector.

Proposed acquisition of the Tokur Deposit

PHM announces that it has agreed heads of terms to acquire from OJSC Far East Mining, OOO Tokur Rudnik a company which holds the licence for the Tokur deposit in the Amur region of Russia, subject *inter alia* to contract and to satisfactory due diligence and an independent verification exercise.

Independent resource estimates for the deposit, which is located some 450kms north east of PHM's Pokrovskiy operation, indicate approximately 8.1 million ounces. Completion of this acquisition would on this basis take the Group's estimated total Category P and C resources and reserves for the Group to circa. 19 million ounces.

The Directors believe that Tokur has a developed infrastructure, including roads, electricity, housing and an airport and that there is also an experienced labour force. The Directors believe that the existence of this infrastructure greatly enhances the value of the resources.

Initial investigation by the Directors suggest that production from the plant was halted when the previous owners ran into financial difficulties but management from Peter Hambro Mining's Pokrovskiy mine believe that small scale production can be resumed by mid 2003 at a cost of approximately US$500,000.

Directors also understand that there is an existing plan to develop the Tokur deposit by means of an adit which would allow the commencement of bulk mining. This plan was never fully implemented due to the lack of capital of the previous owners. If successful in the acquisition, Peter Hambro Mining intends to commission a feasibility study to evaluate the potential of this plan in relation to the entire mineralised zone. As part of the due diligence process, the Company will review appropriate mining methods.

Peter Hambro Mining believes that much of the administration of the mine can be undertaken from the Group's Amur Region offices at Tygda and Blagoveshensk.

Tokur is one of the interests that are covered by the Rio Tinto confidentiality agreements.

The consideration for the acquisition, payment of which will be conditional, is expected to be up to US$30 million, to be satisfied by the payment of up to US$6 million in cash and the issue of new shares of the Company for the balance at a deemed price of £2 per share. However the Company would have the right to elect to pay up to a maximum of US$30 million in cash in place of the share element of the consideration if the share price is then trading above £2.50 per share.

Appointment of New Executive Director

The Company also announces that it has appointed G. Jay Hambro (aged 28), who has served on its Board as a Non-Executive Director since Admission, as an Executive Director with immediate effect. Jay, who has considerable experience in the mining finance industry, joins PHM from HSBC Investment Bank, where he was a Manager of the Metals & Mining corporate finance and advisory team. Prior to that, he spent 3 years at NM Rothschild & Sons, based in both London and the US. Whilst at Rothschild, Jay focused on bullion trading, project finance and corporate lending to the metals & mining industry, and helped to re-establish the Rothschild Resources Banking Department in Denver. Jay then moved to the investment banking division of HSBC where he spent three years as a corporate financier, advising major precious metal, base metal and steel companies.

In view of this appointment, the Board is intending to appoint a further Non-Executive Director.

Preliminary Results

Highlights of the results are as follows:

- Consolidated profit after tax for the year US$5.1 million (US$4.4 Million 2001)
- Operating costs (including depreciation and interest) during the year were RuR 38.08 (US$1.20) per tonne processed and RuR 139.19 per gram (US$136 per ounce) of gold produced
- Gold sold in 2002 was 71,960 Ounces (2001 circa.90,000 ounces.)

Unaudited Preliminary Results

Highlights of the results are as follows;-

Unaudited Consolidated Profit and Loss Account for the year ended 31 December 2002

	2002	2001
	$'000	$'000
Turnover	22,774	23,722
Net operating expenses	(12,212)	(13,622)
Operating profit	10,562	10,100
Interest payable and similar charges	(1,640)	(1,613)
Loss on disposal of fixed assets	(100)	-
Other income	613	199
Profit on ordinary activity before Taxation	9,435	8,686
Taxation	(639)	-
Profit on ordinary activity after Taxation	8,796	8,686
Minority Interest	(3,692)	(4,283)
Retained profit for the year	**5,104**	**4,403**

Unaudited Consolidated Balance Sheet as at 31 December 2002

	31/12/02		31/12/01	
	$'000		$'000	
Fixed Assets				
Goodwill		17,790		(5,209)
Intangible assets		3,743		4,071
Tangible assets		37,737		34,131
Capitalised expenditure		1,154		-
Assets under construction and equipment to be installed		8,261		1,177
Investments		637		2
		69,322		34,172
Current assets				
Stock and work in progress	7,501		321	
Debtors	4,868		3,046	
Cash in bank and in hand	1,388		1,361	
	13,757		4,728	
Creditors, amounts falling due within one year	(25,769)		(8,952)	
Net Current Liabilities		(12,012)		(4,224)
Creditors, amounts falling due after more than one year				
Long-term borrowings	(7,578)		(10,991)	
Finance lease liabilities falling due with one to three years	(1,121)		(403)	
		(8,699)		(11,394)
Net Assets		**48,611**		**18,554**
Capital and Reserves				
Share Capital		751		391
Share Premium		43,391		8,755
Share Option Reserve		40		-
Profit and loss account		3,889		(1,215)
Equity shareholders' funds		48,071		7,931
Minority interest		540		10,623
		48,611		**18,554**

Unaudited Consolidated Cash Flow Statement for the year ended 31 December 2002

	31/12/02 $'000		31/12/01 $'000	
Net Cash Inflow from Operating Activities		6,638		15,215
Returns on Investments and Servicing of Finance				
Interest received	21		-	
Interest paid	(1,183)		(1,718)	
Net cash outflow from returns on investments and servicing finance		(1,162)		(1,718)
Taxation Paid		(639)		-
Capital Expenditure and Financial Investment				
Purchase of tangible assets	(12,817)		(16,447)	
Purchase of intangible assets	-		(3)	
Investment acquired	(637)		-	
Proceeds on disposal of tangible assets	16		-	
Net movement in loans to subsidiaries	-		668	
Loans issued	(76)		(224)	
Net Cash outflow on capital expenditure and financial investment		(13,514)		(16,006)
Acquisitions and Disposals				
Purchase of subsidiary undertaking		-		(1)
Cash Outflow before use of Liquid Resources and Financing		(8,677)		(2,510)
Financing Activities				
Capital element of finance lease	(1,344)		(287)	
Net movement in loans	6,449		2,748	
Share capital issue	3,599		1,000	
Cash inflow from Financing Activity		8,704		3,461
Increase in cash at bank and in hand		**27**		**951**

Chairman's Comments.

Commenting on the announcement, Peter Hambro, Executive Chairman, Peter Hambro Mining, said:

"We could scarcely have dared to hope at the time of Admission that we would be able to bring 1.78 million ounces of resources into the C2 category reserves and that our independent consultant would confirm more than 9 million ounces of resources. We have done this and it is good news for our shareholders.

The high grade oreshoot known as Apophysis 1 is of particular interest because its high grades will permit faster gold extraction rates than that currently being achieved at Pokrovskiy. When added together Pokrovskiy, Pioneer and the possible Tokur acquisition would give the Company total reserves and resources of more than 19 million ounces. We announced in February our agreement to form a joint venture company to acquire gold mining assets in Magadan and we intend that this will bid for the 38% stake in the Matrosov Mine that is to be auctioned later this year.

We continue to focus on exploration of existing license areas and further drilling will be done at Pioneer which is "open" in all directions.

We currently anticipate that Pokrovskiy production will be in the region of 120,000 ounces in 2003.

The consolidated profit for the year reflects the gradual increase in our ownership of Pokrovskiy Rudnik from 55% to 97.69%. The performance of the operating subsidiary is in line with our earlier announcement to the market that lower grades and longer residence times on the heap leach, combined with teething troubles on the new mill, would be offset by higher gold sale values.

I believe that Russia has enormous potential as a gold producer and it is gratifying to see that the potential for investment in Russia, both in the mining sector and more broadly, is now being appreciated by a number of international blue chip companies like BP."

Enquiries:

Peter Hambro	Peter Hambro Mining	+44 77 7415 3498 +44 20 7393 0102
David Simonson/Nicola Davidson	Merlin Financial	+44 20 7606 1244

Exhibit B (9)(f)

For Immediate Release: 17th February 2003

PETER HAMBRO MINING PLC

OJSC Susumanzoloto and Peter Hambro Mining PLC agree Joint Venture over Magadan Gold Mining Assets

Peter Hambro Mining PLC today announces that it has signed heads of agreement in relation to the establishment of a new joint venture gold mining company in the Magadan Region of Russia. The other parties to the proposed joint venture are:

1. OJSC Susuman Mining Complex ("Susumanzoloto") which is based in the Magadan Region and is well known in Russia as one of the biggest gold producers in the area. Susumanzoloto has been producing gold for over 60 years and has produced more than 1,000 tonnes of gold. During 2002 Susumanzoloto produced 180,000 ounces of gold.

2. OJSC Gold Mining Company Shkolnoe ("Shkolnoe"), also of the Magadan Region.

It is intended that the principal purpose of the joint venture will be to take part in an auction for the State's 38% shareholding (representing 50.7% of the voting shares) in OJSC "Matrosov Mine". Publicly available information indicates that Matrosov currently produces 32,000 ounces per year in the Magadan region and that it also owns the licence for the Natalka hard rock deposit with Russian category B, C1 and C2 resources of 7.9 million ounces with an average grade of 4.01 grams per tonne.

Susumanzoloto and Shkolnoe intend to contribute their respective interests in the following companies to the joint venture:

- 76% of Berelekh Mining Complex, which has reported production of more than 65,000 ounces of alluvial gold per annum and has approximately 40 licences for alluvial production in the area.
- 89% of Nel'kobazoloto Mining Company, which has reported production of close to 30,000 ounces per year. Published resources of its Shkolnoe hard rock deposit in Russian categories C1 and C2 are approximately 250,000 ounces, with considerable exploration potential.

It is intended that Peter Hambro Mining's contribution to the proposed joint venture will, subject to the receipt of a satisfactory independent valuation of these mining companies, comprise cash. The amount of cash to be contributed will be agreed between the parties and be based on this independent valuation.

Peter Hambro, Executive Chairman of Peter Hambro Mining PLC said:

"We view this strategic alliance in Magadan, one of Russia's premier gold producing regions, as an important new step in building our gold mining business in Russia. Susumanzoloto is the second largest producer in the region and its long and successful history is important to us.

The Natalka deposit is an important target and we look forward to working with Vladimir Khristov, General Director of Susumanzoloto, and his team on this and other acquisition targets in the area."

Enquiries:

Peter Hambro	Peter Hambro Mining	+44 20 7393 0102
David Simonson/Nicola Davidson	Merlin Financial	+44 20 7606 1244

Notes to Editor:

Peter Hambro Mining is a London-based mining company, whose principal asset is 97.69% of JSC Pokrovskiy Rudnik ("JSCP"). JSCP operates 2 gold deposits in the Amur Region in Russia. Its principal deposit is the Pokrovskiy mine, which produced 96,000 ounces of gold in 2001 and has estimated resources of 1.6 million ounces in the pit-shell, and an additional potential 3.4 million ounces out-of-pit. Its other gold deposit, Pioneer, is currently at feasibility stage, and has estimated Russian category C2 and P1 + P2 resources of 3.7 million ounces. JSCP also has a 51% stake in Olekma Rudnik, a titanium deposit also in the Amur region. Peter Hambro Mining's shares are traded on the Alternative Investment Market of the London Stock Exchange.

Exhibit B (9)(g)

19 December 2002

PETER HAMBRO MINING PLC
RESULT OF EGM

Peter Hambro Mining Shareholders Approve Acquisition of Further Shares in JSC Pokrovskiy Rudnik

Further to the announcement issued on 4 December 2002, Peter Hambro Mining ("PHM") announces that, at an Extraordinary General Meeting held today, shareholders approved the acquisition of further shares in JSC Pokrovskiy Rudnik ("JSCP"), increasing PHM's ownership in JSCP to 97.69%. The ordinary resolution set out in the Circular dated 3 December 2002 was passed.

PHM has acquired an additional 22.69% of JSCP's issued share capital, which was beneficially owned by Pavel Maslovsky, a director of PHM, in consideration for the issue of 11,144,593 new ordinary shares of 1p nominal value (the "Consideration Shares") each in PHM. The Consideration Shares have been allotted to companies connected with Pavel Maslovsky and rank pari passu with the existing issued ordinary shares. Application has been made for these new shares to be admitted to trading on AIM. Dealings are expected to commence in the new shares tomorrow.

As a result of the allotment of the Consideration Shares which was made earlier today, Pavel Maslovsky and/or other holders of Shares in which he is interested (the "Maslovsky Associates") now hold 23,344,524 ordinary shares in PHM representing 48.65% of PHM's issued share capital. As a result of this issue, the percentage holdings in the issued share capital of PHM of Peter Hambro and/or other holders of Shares in which he is interested (the "Hambro Associates") has reduced from 21.82% to 16.75%.

-Ends-

Enquiries:

Peter Hambro +44 20 7393 0102
Peter Hambro Mining

David Simonson/Nicola Davidson +44 20 7606 1244
Merlin Financial

Exhibit B (9)(h)

26 September 2002

Peter Hambro Mining PLC
Interim Results for the Six Months ended 30 June 2002

Peter Hambro Mining PLC ("PHM" or "The Group") today announces interim results for the six months ended 30 June 2002.

Highlights:

Turnover and Profitability:
Turnover for the first six months was US$7.02 million based on gold sales during the period, with a post-tax profit of $1.13 million. Financial performance is always stronger in the second half of the year due to the adverse winter conditions in the Far East of Russia, which lower production rates in the first half.

Mining rate doubled:
1.6 million cubic metres of material were moved, which compares with 0.8 million cubic metres in the same period last year.

New plant in operation:
Production at the new plant started on 7 September 2002 and, at approximately 1,900 ounces per week, is in line with the expected start-up plan. The plant will increase gold recoveries from 53% to more than 92% as well as allowing all-year gold production in the future.

Resources at Pioneer doubled:
Dalgeofizica, a Russia state mining consultancy, has produced a new, independent assessment of the gold resource at Pioneer. This shows Russian category C2 and P1 + P2 resources of 3.70 million ounces, compared with the 1.5 million ounces shown in the Admission document.

Pokrovskiy Rudnik ownership increase:
PHM's ownership of Pokrovskiy Rudnik has been increased to 75% and, subject to Take-over Panel approval, will increase further to 97% by means of a share exchange.

Titanium:
Advanced negotiations are underway with German Ferrostahl GMBH and Moscow-based VnipiProm Technologie for the provision of a bankable feasibility study of Olekminsky Rudnik's titanium exploration area.

Finance Availability:
Possibilities of debt finance from EBRC and RUR500 million underwritten bond issue by Nikoil are under active consideration.

Commenting on the results, Peter Hambro, Chairman, said:

"The most important thing is that we have done exactly what we said we were going to do.

The first gold from the new plant was produced in September 2002 as promised and now we have all year round production at a 92% recovery rate. Our Pokrovskiy team has done a magnificent job.

It is good to know, too, that the resources of the Pioneer deposit, at more than 100 tons of gold (3.70 million ounces) will provide feed for many years to come. This is especially important as our holdindg of Pokrovskiy Rudnik increases from 75% to 97%.

I am pleased that this success has been recognised sufficiently to allow us to attract debt finance in Russia and internationally.

We can now move forward with our plans for the Titanium deposit and examine the other gold mining possibilities that we have identified in Amur and other regions of Russia with confidence."

-Ends-

Enquiries:

Peter Hambro	**020 7393 0102**
Peter Hambro Mining	
David Simonson/Nicola Davidson	**020 7606 1244**
Merlin Financial	**07711 7091 70**

Report on the six months ended 30th June 2002
The directors have pleasure in making the first report to shareholders since the company's shares were admitted to listing on AIM in April 2002.

Financial Results
The Interim Consolidated Accounts for the Company are attached to this report. These should be read in conjunction with the accompanying notes. These have been prepared in collaboration with the Auditors, Moore Stephens, who have assisted the Group in the translation of Russian accounts to UK GAAP.

The Profit and Loss Accounts shows a profit of US$1.13 million for the six months to 30th June 2002. Peter Hambro Mining Plc was only incorporated in December 2001 and the group as previously constituted did not produce six month figures to 30th June 2001. The directors do not believe that the benefits of producing pro-forma comparative figures to 30th June 2001 would justify the costs involved. Consequently, full year pro-forma figures from the Admission Document (US$4.4 million) have been included for formal purposes.

The 6-month split of turnover in 2002 (US$7.02 million) is marginally higher than in the first half of 2001. It should be noted that the turnover represents sales of gold for the first six months

of the year and that this is significantly less than 50% of the full year pro-forma turnover (US$23.72 million) but that this is usual, as the heaps emerge from cold winter conditions. As expected, short-term borrowings were increased to provide working capital for winter operations.

It should be remembered that the consolidated profit for six months to the end of June 2002 reflects only a 55.1% interest in JSC Pokrovskiy Rudnik's earnings and that this interest was increased to 75% on 29th July 2002 (after the end of the period) and is intended to be increased to 97% as soon as practicable.

Mining operations
In the first six months of 2002 1.6 million cubic metres of material were moved, which compares with 0.8 million cubic metres in the same period last year. This increase in mining levels was necessary to build stocks for the new plant and to make up for planned lower average grades in the ore mined.

New Resin-in-Pulp Plant
As forecast in the Admission Document, Pokrovskiy Rudnik commissioned the new Resin-in-Pulp plant in July 2002 and, also as similarly forecast, the first gold from this plant was produced on 7th September 2002. This is a magnificent achievement on the part of the Pokrovskiy Rudnik management team and it was most gratifying that a delegation – made up of members of the Russian administration, mining analysts from London and journalists from Moscow, the Amur Region and the United Kingdom – was on site to witness this.

Since production from the plant began on 7th September, a total of 120 Kgs (3,858 ounces) has been produced by the new plant as at 21st September. This is in line with the Group's expectations during the start up process.

Successful implementation of the resin-in-pulp process means that Pokrovskiy Rudnik now has all year production with gold recoveries at more than 92%. This compares with last year's production from the seasonally affected heap-leach which, in 2001, averaged a 53% recovery.

The ore treated by heap leach during the period was from a lower horizon than that of the previous year and it was found that its characteristics called for finer crushing and a longer residence time on the pads. Now that the new plant is in operation, the heap leach process will only be used in summer months to treat the lowest grade material.

Reserves and Resources
Federal State Unitary Geophysical Enterprise "Dalgeofizika" has prepared an updated ore resource statement on the Group's Pioneer deposit, 35km to the northeast of Pokrovskiy.
Dalgeofizika has assessed three portions of the Pioneer strike, namely Promezhutochnaya, Yuzhnaya and Bakhmut zones, together covering almost 3.2km of the trend, to depths of between 60m and 380m from surface. The deposit is open at both ends, both sides and at depth.

Russian category C2 resources (corresponding approximately to an "indicated" category) over these three main zones total 52,084 Kgs (1.68 Million oz) at an average grade of 1.83g/t and at the 0.6g/t cut-off. The P1 class of resource (approximately equivalent to "inferred") on the same areas increases the total resource to 78,546 Kgs (2.53 Million oz) at the same grade.

Subparallel structures at the Yuzhnaya area are similarly estimated to contain 36,769 Kgs (1.18 Million oz) at a grade of 1.0g/t of P1 and P2 categories
Total C2 and P resources are thus estimated as 115,316 Kgs (3.707 Million oz., which is more than double the 1.45 Million oz included in the Admission Document.

The new resource estimate takes into account results of both 26 old drill holes and 48 new holes and trenches. In the Promezhutochnaya zone, where Pokrovskiy Rudnik has entirely redrilled the area, it has become evident that previous estimates of thickness and grades have been understated, with correction factors to the new data being 2.0 for orebody thickness and 1.1 for gold content. Thus Pokrovskiy Rudnik expects that, as old areas are further redrilled, ore tonnage and grade estimates will increase further.

It should also be noted that a back-log of approximately 3,000 core samples is awaiting fire assay. Pokrovskiy Rudnik's laboratory is presently processing some 80 samples per 24 hours.

Titanium
Negotiations with the German company Ferrostahl GMBH for the provision of a bankable feasibility study on Olekminsky Rudnik's Titanium Dioxide project are at an advanced stage. It is presently planned that Ferrostahl will work with VnipiProm Technologie, the Moscow-based institute, which designed the Group's Resin-in-Pulp, plant, on this study: a concept which is in keeping with the Group's policy of maximising Russian involvement where possible.

Corporate Activities
Increase in holding of Pokrovskiy Rudnik
Completion of the increase to 75% of Pokrovskiy Rudnik was achieved on 29th July 2002.

Application has been made to the UK Panel on Takeovers and Mergers for permission to increase this stake to 97% without the need for existing major holders, including Pavel Maslovsky and Peter Hambro, to make an open offer to acquire all the shares in the company.

Shareholdings

Following the increase in the Company's shareholding in Pokrovskiy Rudnik, the disclosable shareholdings over 3% are: -

Dr. Pavel Maslovsky	12,199,931 (33.12%)
Peter Hambro	8,039,800 (21.82%)
Nutraco Nominees Ltd.	3,147,286 (8.54%)

EBRD Mandate
Peter Hambro Mining PLC and OJSC Pokrovskiy Rudnik have signed a Mandate Letter with the European Bank for Reconstruction and Development which may lead to the provision of equity and debt finance to the Group. This is subject, among other things, to a due diligence review by US consultants, Pincock Allen and Holt which is under way.

Pokrovskiy Rudnik Rur500 million Bond Issue

The Group has agreed heads of terms with Moscow-based bankers, Nikoil, for an underwritten 500 million Rouble bond issue by Pokrovskiy Rudnik and guaranteed by Peter Hambro Mining PLC.

The bonds would have a life of 3 years, the coupon would be the higher of 12% in US$ or 18% in Roubles with the Rouble principal amount being rebased against the US$ semi-annually. Once registration of a Prospectus with FSEC in Moscow is complete, it is anticipated that these bonds would be auctioned in Moscow. The Group would try to make arrangements for UK and other investors to be able to acquire and hold these bonds through a depositary receipt mechanism, should they so wish.

The Directors believe that the proceeds of such an issue, if drawn, would greatly accelerate the Group's development plans. However it should be noted that the Group has the option whether to proceed or not, depending on the level of interest in the auction.

Baikal Bank stake

In June 2002 Pokrovskiy Rudnik subscribed US$ 0.63 million for new shares that give it 18.8% of the share capital of Baikal Bank as part of the bank's recapitalisation. Baikal Bank is a commercial bank registered in Russia and operating in the Buriatia Republic. Pokrovskiy Rudnik has agreed that it will sell this holding to ExpoBank and that thereafter Pokrovskiy Rudnik will gain access to mining opportunities derived from BaikalBank's gold business. BaikalBank is a major shareholder of a number of gold deposits in the Buriatia Republic, one of the gold producing areas with the highest potential of the Russian Federation and this connection is considered to be of strategic importance to Pokrovskiy Rudnik's expansion potential in Russia.

Chairman's Statement

"The most important thing that I can bring to investors' attention is the fact that we have done what we said we were going to do.

The promise of first gold from the new plant in September 2002 proved to be a reality and now we have all year round production at 92% recovery rate.
I have nothing but the highest praise and admiration for Pavel Maslovsky, Sergei Ermolenko, Valery Alexeev, Nicolai Vlasov and the rest of the team at Pokrovskiy. Their achievements are magnificent and I took great pleasure in seeing the looks of amazement on the faces of all the delegates on the recent site visit. Watching the mill turning over and the pits operating at full capacity impressed everyone. A first gold pour, on schedule, was the crowning glory.

The Admission Document predicted that the Pioneer gold resource would be larger than the official figures on which our successful tender was based and it is gratifying that Dalgeofizica's report has proved to be true. We are continuing to explore this area and believe that we have even more to find.

It is gratifying that our success has been recognised in several quarters and that we have been offered debt finance both from the Russian corporate bond market and also EBRD. We are actively exploring what these offers mean to the company and welcome the flexibility that such funding would provide for our future development plans.

I would not want to give the impression that the six months under review have been without any problems. We have had to learn to live as a public company and to produce UK GAAP accounts. Recoveries from the heap-leach were lower than expected because the gold in the lower horizon ore is more tightly bound to the quartz than we had expected. This meant more crushing and longer residence times, with consequent temporary cash-flow implications. Capital costs on the mill were somewhat higher than expected.

But these are all things that are within the competence of the management to handle and I am confident that we will continue to progress as the year continues."

Peter Hambro, Executive Chairman. 26th September 2002.

PETER HAMBRO MINING PLC

Summarised Consolidated Profit and Loss Account for the period ended 30 June 2002

(expressed in US $'000s)

	Note	Six months to 30 June 2002 $'000	Pro forma Full Year 2001 (see note 1) $'000
Turnover	2	**7,022**	**23,722**
Operating profit		**3,605**	**10,100**
Interest payable and similar charges	4	(1,517)	(1,613)
Other income net of expenditure		226	199
Profit on ordinary activities before Taxation		**2,314**	**8,686**
Taxation on profit on ordinary activities	5	(7)	-
Profit on ordinary activities after taxation		**2,307**	**8,686**
Minority interests	11	(1,175)	(4,283)
Profit retained for the period		**1,132**	**4,403**
Earnings per share		**$0.04**	**$0.18**

The entire turnover for the period (2001 – US$23.7 m) has been generated by the company's subsidiary OAO Pokrovskiy Rudnik. Pokrovskiy Rudnik generated US$3.8 m of operating profit (2001 - US$ 11.1 m) for the group. Neither the group's results for the period nor the group's results for the comparative period were affected by any acquisitions or disposals.

The business of the group is conducted entirely within one business segment and in one geographic location, consequently no segmental analysis is presented.

There are no recognised gains or losses other than those included in the profit and loss account.

The accompanying notes are an integral part of this profit and loss account.

PETER HAMBRO MINING PLC

Summarised Consolidated Balance Sheet as at 30 June 2002

(expressed in US $'000s)

	Note	30 June 2002 $'000	Pro forma 31 Dec 2001 $'000
Fixed Assets			
Intangible assets			
Negative goodwill	6	(3,714)	(5,209)
Other intangible assets		3,907	4,071
Tangible assets			
Property, plant and equipment		34,854	34,131
Capitalised exploration and development expenditure		1,737	-
Assets under construction and equipment to be installed		5,200	1,177
Investments	7	637	2
		42,621	**34,172**
Current Assets			
Stock and work in progress	8	3,119	321
Debtors		4,770	3,046
Cash at bank and in hand		2,245	1,361
		10,134	**4,728**
Creditors, amounts falling due within one year	9	(15,641)	(8,952)
Net Current Liabilities		**(5,507)**	**(4,224)**
Creditors, amounts falling due after more than one year		**(12,316)**	**(11,394)**
Net Assets		**24,798**	**18,554**
Capital and Reserves			
Share capital	10	433	391
Share premium	10	13,079	8,755
Share incentive reserve	3	40	-
Profit and loss account		(83)	(1,215)
Equity shareholders' funds		**13,469**	**7,931**
Minority interests	11	11,329	10,623
		24,798	**18,554**

The accompanying notes are an integral part of this balance sheet.

These financial statements were approved by the Directors on 25 September 2002

P.C.P. Hambro **P.A. Maslovskiy**

PETER HAMBRO MINING PLC

Summarised Consolidated Statement of Cash Flows
for the period ended 30 June 2002

(expressed in US $'000s)

	Note	Six months to 30 June 2002 $ '000s	Pro forma Full Year 2001 $ '000s
Net cash (outflow)/inflow from operating activities	12	(831)	15,215
Net cash outflow from returns on investments and servicing of finance		(1,206)	(1,718)
Taxation Paid		(7)	-
Capital Expenditure and Financial investment		(6,656)	(16,007)
Cash Outflow before use of Liquid Resources and Financing		(8,700)	(2,510)
Net movement in debt	9	5,985	2,461
Share capital issued		3,599	1,000
Increase in cash at bank and in hand		884	951

PETER HAMBRO MINING PLC

Summarised Consolidated Financial Statements
for the period ended 30 June 2002

Notes

1. **Principal Accounting Policies**

The Company was incorporated on 20 December 2001 under the name Excelsior Corporation plc as part of a planned reorganisation of an existing group headed by Peter Hambro Mining Limited. Subsequent to the formation of the Company, Peter Hambro Mining Limited was renamed Eponymousco Ltd ("Eponymousco") and the Company was renamed Peter Hambro Mining plc. On 17 April 2002 the Company acquired the whole of the share capital of Eponymousco and obtained admission to the London Alternative Investment Market ("AIM").

These events are considered to be a reorganisation of a continuing business. Consequently, these financial statements have been prepared so as to include the results of the Company and Eponymousco from 1 January 2002 to 30 June 2002 using the accounting polices adopted by Eponymousco in its financial statements for the year to 31 December 2001 with the exception of the basis of consolidation used and the comparative figures presented.

a) Principles of consolidation

The Company has one 100% subsidiary, Eponymousco. The results and balances of Eponymousco have been consolidated in these financial statements.

Eponymousco has one subsidiary, OAO Pokrovskiy Rudnik formerly JSC Pokrovskiy ("Pokrovskiy Rudnik"), a company incorporated in Russia. At 31 December 2001 Eponymousco owned 53.11% of Pokrovskiy Rudnik. The group acquired a further 2% of Pokrovskiy Rudnik on 19 April 2002 bringing the group's total holding to 55.11%. Pokrovskiy Rudnik has been consolidated in these financial statements.

Pokrovskiy Rudnik has one subsidiary (51%), OOO Olekminskiy Rudnik ("Olekminskiy Rudnik"), a company incorporated in Russia. Olekminskiy Rudnik is involved in exploring for titanium deposits.

The results and balances of Olekminskiy Rudnik were excluded from consolidation in the previous period on the grounds that they were not material to the group. Olekminskiy Rudnik has been consolidated in the current period on the basis that future results and balances may be material. For this period the impact of consolidation is not material.

b) Comparative figures

As explained above, the Company was formed as part of a group reorganisation in December 2001. Pro forma comparative figures for the group as it was constituted in 2001 are presented for the Consolidated Profit and Loss Account, Consolidated Cash Flow Statement and Consolidated Balance Sheet.

As financial statement were not drawn up for the group as then constituted for the period to 30 June 2001, comparative figures for the Consolidated Profit and Loss Account and Consolidated Cash Flow Statement are only presented for the year to 31 December 2001.

2. Turnover

Turnover is derived from sales of gold and minor sales of silver that have been produced from the heap-leach process.

It should be noted that emergence from winter temperatures in Eastern Russia during the first part of the year causes lower production than in the second half of the year. In addition, the ore treated during the period was of a lower grade than that of the previous year and it was found that its characteristics called for finer crushing and a longer residence time on the pads. Both of these factors led to reduced production in the first half-year.

All proceeds are receivable in the ordinary course of business and are recorded exclusive of Value Added Tax.

All sales originate in Russia and are destined for Russia.

Pokrovskiy Rudnik has generated all of current period turnover for the group. Turnover of Pokrovskiy Rudnik for the first six months of 2001 was $5.8 million.

3. Directors and Employees

	30 June 2002 $'000	Pro forma 2001 $'000
Directors' emoluments	265	841

Staff costs during the period were as follows:

	30 June 2002 $'000	Pro forma 2001 $'000
Wages and salaries	1,368	2,060
Social security costs	318	677
	1,686	2,737

The average number of employees (excluding directors) of the group during the period was 1,278 (2001 – 830). The Company had three part time employees (2001 - nil).

The emoluments of the highest paid director for the period were $71,000 (2001 – $520,000). Directors' emoluments, in their entirety, were paid to companies controlled by directors.

3. Directors and Employees (continued)

During the period Eponymousco Limited implemented a share incentive scheme. Under the scheme participating employees have subscribed for 2,759,368 C ordinary non-voting, non dividend bearing shares in Eponymousco Ltd at a par value of £0.01. These are to be converted into ordinary shares in the Company on the earlier of the disposal of Eponymousco Limited by the Company or 1 June 2005 for a supplementary payment of £1.01. The directors believe that at the time of issue the share incentive scheme had no value over and above the initial subscription paid.

During the period Pokrovskiy Rudnik established a Reserve Bonus Scheme for senior executives of that company. Under this scheme participants will be awarded freely transferable "scheme units" at the end of each year from 2002 to 2012. These will be awarded at the rate of $5 (in aggregate) for each ounce of gold added to the certain reserves. Payments may be made in cash or may be applied to subscribe for new Ordinary Shares in the Company at the prevailing market price. No increase in reserves was identified during the period.

No other long term incentive schemes or pension plans have been implemented by group companies for their directors or employees.

4. Interest Payable and Similar Charges

	30 June 2002 $'000	Pro forma 2001 $'000
Finance lease charge	38	31
Bank loan interest	1,467	1,437
Other loan interest	12	145
	1,517	1,613

5. Taxation

The Company does not anticipate a corporation tax charge for the period as all profits arise in its subsidiary Pokrovskiy Rudnik and the Company itself has suffered losses. Pokrovskiy Rudnik was the beneficiary of a tax concession that exempted it from Russian profit tax for the year ended 31 December 2001. This concession came to an end during 2002. The Russian profit tax charge for Pokrovskiy Rudnik for the period ended 30 June 2002 was $6,653. This tax charge is stated at the actual rate for the period as it is not possible to estimate accurately the anticipated effective tax rate for the full year. No deferred tax asset has been recognised in these financial statements on the grounds that at such an early stage in the group's development it is not possible to be reasonably certain that there will be suitable profits from which the future reversal of underlying timing differences can be deducted.

6. Negative goodwill

	$'000
Cost	
At 1 January 2002	(5,788)
Goodwill arising on additional acquisition of Pokrovskiy Rudnik shares	1,229
At 30 June 2002	(4,559)
Depreciation	
At 1 January 2002	(579)
Release for the year	(266)
At 30 June 2002	(845)
Net book value	
At 31 December 2001	(5,209)
At 30 June 2002	(3,714)

7. Investments

	30 June 2002 $'000	*Pro forma* 2001 $'000
OOO Olekminskiy Rudnik	-	2
Baikal Bank	637	-
	637	2

Olekminskiy Rudnik is registered in Russia and was formed during 2001. Olekminskiy Rudnik is involved in the preparatory stages of titanium mining. Pokrovskiy Rudnik owns 51% of the ordinary share capital of Olekminskiy Rudnik. Olekminskiy Rudnik was not consolidated in the group accounts in 2001 as the results and balances were not material to the group. It has been consolidated in the current period accounts.

In June 2002 Pokrovskiy Rudnik agreed to subscribe for new shares which would give it 18.8% of the share capital of Baikal Bank as part of a recapitalisation. Baikal Bank is a commercial Bank registered in Russia and operating in the Buriatia Republic. It has been agreed that Pokrovskiy Rudnik will resell this holding to ExpoBank and that thereafter JSCP will retain an interest in BaikalBank's gold business, which is considered to be of strategic importance to JSCP's expansion potential in Russia. BaikalBank is a major shareholder of a number of gold deposits in the Buriatia Republic, one of the gold producing areas with the highest potential of the Russian Federation.

8. Stock and work in progress

	30 June 2002 $'000	Pro forma 2001 $'000
Stores and spares	955	-
Work in progress	1,653	312
Bullion in stock	511	9
	3,119	321

Following a review by management, stocks of stores and spares at 31 December 2001 were written off.

The work in progress comprises leached ore and low-grade blended ore.

9. Creditors, amounts falling due within one year

	30 June 2002 $'000	Pro forma 2001 $'000
Trade creditors	1,270	714
Finance lease liabilities	745	292
Note payable	-	1,103
Short term loans and overdraft	8,596	2,020
Short term element of long term loans	3,419	3,757
Other creditors including taxation and social security payable	1,611	1,066
	15,641	8,952

The loans represent short-term loans to Pokrovskiy Rudnik from banks and trading partners mainly for working capital due to winter operations. Interest rates vary from 18 to 22 %.

10. Share Capital

	Company	
Ordinary shares	30 June 2002 $'000	2001 $'000
Allotted, called up and fully paid:		
At the beginning of the period	-	-
Converted on admission	391	-
New issues	42	-
At the end of the period	433	-
Number of shares (par value £0.01)		
Authorised	100,000,000	-
Issued at the beginning of the period	2	-

Converted on admission	24,696,582	-
New issues	2,897,100	-
At the end of the period	27,593,684	-

During the period 24,696,584 shares in the Company were issued in exchange for the total issued share capital of Eponymousco Limited. An additional 2,000,000 ordinary shares were issued for consideration of £1.30 per share. A further 897,100 shares were issued in exchange for a 2% holding in Pokrovskiy Rudnik. As a result of these transactions a share premium of $4,324,542 after listing expenses of $891,562 and commission of $227,214 was recognised.

Further shares in the Company were issued after the year end (see note 13).

11. Minority Interests

	30 June 2002 $'000	Pro forma 2001 $'000
At the beginning of the period	10,623	6,340
Minority interest in equity of acquired subsidiary undertakings	(469)	-
Minority interest in net profit of subsidiary undertakings	1,175	4,283
At the end of the period	11,329	10,623

All minority interests are equity interests.

12. Net Cash (Outflow)/Inflow from Operating Activities

	30 June 2002 $'000	Pro forma Full Year 2001 $'000
Cash received from customers	7,022	23,721
Cash paid to suppliers and employees	(4,868)	(4,904)
Other proceeds	238	550
Other expenses	(3,198)	(4,445)
Exchange difference	(25)	293
Net cash (outflow)/inflow from operating activities	(831)	15,215

13. Post Balance Sheet Events

On 29 July 2002 9,246,318 shares in the Company were issued in exchange for an additional 20% holding in Pokrovskiy Rudnik. This brought the group's total holding in Pokrovskiy Rudnik to 75%.

Exhibit B (9)(i)

PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

UNDER EMBARGO: Thursday, 1 August 2002

For Immediate Release **1 August 2002**

Peter Hambro Mining PLC
JSCP successfully commissions new resin-in-pulp plant
General Director is honoured by President Putin

Peter Hambro Mining PLC ("PHM") today announces that the new indoor resin-in-pulp plant at the Pokrovskoye deposit in the Amur region of Russia was started successfully on 20th July 2002. The continuing commissioning, which involves loading the circuit with an initial 100,000 tonnes of ore, will take six weeks, and the first gold is scheduled to be produced in September.

The new plant will allow 365 day per annum, uniform production and is expected to increase the percentage of gold recovered from the ore to over 90%, compared with 55% at present from the heap-leach process. Production from the heap-leach process continues in the mean time and will be used to treat low-grade ore once the plant is in full production.

PHM is also delighted to note that President Vladimir Putin has been pleased to sign an award to Sergei Egorovich Ermolenko, the General Director of Pokrovskiy Rudnik, of the title of Honoured Metallurgist of the Russian Federation.

Commenting on the news, Peter Hambro, Chairman, Peter Hambro Mining, said:

"We stated at the time of Admission that the new plant would be commissioned in July. Privately we had always targeted 21st July, as it is celebrated as Metallurgists' Day in Russia. In fact, Valery Nicolaivich Alekseev, our Chief Engineer, started the plant one day early; thereby fulfilling the plans that we had made. Valery Nikolaivich Alekseev, our General Director, Sergei Egorovich Ermolenko and the whole of the Pokrovskiy Rudnik team are to be congratulated on this remarkable achievement.

I am also delighted that the efforts of Sergei Egorovich Ermolenko have been officially recognised by the Russian Government and offer PHM's congratulations to him on this award.

Production in 2001 was a very respectable 90,000 but the new plant will allow all-year gold production and is expected to increase recovery levels to over 90%. This will have a significant and positive impact upon our production results with immediate effect."

-Ends-

PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 **FACSIMILE +44 20 7393 0103**

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Note to Editors
Pokrovskiy Rudnik's new plant uses resin technology, which is the most commonly used gold recovery process in Russia, and is designed to treat 1 million tonnes of ore per annum. The process involves crushing and grinding of the ore, resin-in-pulp absorption and electro-winning to produce doré bullion. The barren tailings are treated by the INCO cyanide removal process before being pumped to a newly constructed tailings dam.

90,000 ounces of gold was produced at Pokrovskoye in 2001 and, with the new plant, production capability is expected to reach 150,000 ounces in a full year.

Pictures are available on release. Please contact Nicola Davidson on the number listed below:

-Ends-

Enquiries:

Peter Hambro	Peter Hambro Mining	020 7393 0102
David Simonson/Nicola Davidson	Merlin Financial	020 7606 1244

Exhibit B (9)(j)

Peter Hambro Mining plc

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

For Immediate Release 30 July 2002

Peter Hambro Mining PLC

Increases stake in Pokrovskiy Mine to 75%
Obtains Anti-Monopoly approval for further increase

Increase in ownership to 75%

Peter Hambro Mining PLC ("**PHM**"), today announces that, pursuant to the conditional agreement announced at the time of the recent Admission to AIM, the consent of the Ministry for Anti-Monopoly Policy of the Russian Federation has been obtained to increase PHM group's shareholding in JSC Pokrovskiy Mine ("**JSCP**") from 55.11% to 75% .

As foreseen in the Admission document, the Board of PHM has considered the Ministry's consent, together with the other documentation required to complete the acquisition of 17,839,999,999 Ordinary Shares in JSCP in exchange for 9,246,318 new Ordinary Shares in PHM and considers that the conditions have been fulfilled.

Accordingly, the Board has resolved to implement the Agreement and has allotted 9,246,318 new Ordinary Shares in PHM to the participating JSCP shareholders on a pro-rata basis. These shares are subject to the lock-in arrangements set out in the Admission document which expire on 29th April 2003

Application for admission of 9,246,318 new Ordinary Shares in PHM to trading on AIM has been made and dealings in the new shares are expected to commence on 5th August 2002.

Following the increase in the issued share capital, PHM will have 36,840,002 Ordinary Shares of 1p nominal value each in issue.

Additional Approval and increase to 97.69% of JSCP

PHM also announces that the Ministry for Anti-Monopoly Policy's consent allows PHM group's shareholding in JSCP to increase to 100% should it be required.

PHM has been in discussion with other shareholders in JSCP and has informally agreed to exchange their shareholding in JSCP for PHM shares on the same terms and conditions as those in the earlier agreement.

The Board has considered this in the light of the actual performance and considerable up-side potential of JSCP; in particular, the successful commissioning of the new resin-in-pulp plant and the interesting exploration drilling results coming from Pokrovskiy and Pioneer.

Peter Hambro Mining plc

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Accordingly it has resolved that implementation of such an exchange would be in the best interests of PHM.

Having considered all the circumstances and information available to it the Board has further resolved that some of the private Russian shareholders might, for purposes of the Take-over Code, be deemed to be "acting in concert" with Pavel Maslovsky. It has therefore resolved to seek the Take-over Panel's ruling on a waiver of Rule 9 of the Code and to obtain shareholder approval at an Extraordinary General Meeting for the further share exchange. A circular will be sent to shareholders in due course.

If the Panel and shareholder consents are obtained, PHM group shareholding in JSCP will increase to 97.69%.

The Board further resolved that it is in the best commercial long-term interests of PHM and its shareholders to retain state participation in JSCP at its current level and not to seek participation in a tender to privatise the state stake at this time.

Commenting on the announcement, Peter Hambro, Chairman, Peter Hambro Mining, said:

"I am pleased that we are now in a position to implement the Agreement as was set out in the Admission document and three months ahead of the deadline. PHM is now an English company with Russian assets and majority Russian ownership whose interests are fully aligned with those of the company: a fact that differentiates it from other companies in the sector.

I believe that the admission to trading of the new shares and consequent increase the market capitalisation of the company will bring it onto a greater number of institutional investors' radar screens. This will be even more important when the second stage of exchanges is complete.

Peter Hambro Mining has long been an advocate on the considerable opportunities for gold mining in Russia. We have always believed that with JSCP we have a world class asset and this belief is further underpinned by the successful commissioning of the new plant. "I am delighted therefore that we have been able to increase our holding in JSCP to 75%, with the opportunity to raise this further over the coming months."

-Ends-

Enquiries:

Peter Hambro	Peter Hambro Mining	+44 20 7393 0102
Pavel Maslovsky	JSC Pokrovskiy Mine	+7 095 232 2996
David Simonson/Nicola Davidson	Merlin Financial	+44 20 7606 1244

Exhibit B (9)(k)

PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

11 June 2002

Peter Hambro Mining plc

First Quarter Operations Report and Corporate Update

Peter Hambro Mining plc ("PHM" or "The Company") today announces its activity report for the first three months ended 31 March 2002 at JSC Pokrovskiy Rudnik's ("JSCP") three deposits in the Amur Region of Russia. PHM owns 55.1% of JSCP and has conditionally agreed to increase this to 75%.

JSCP Highlights:

- At 998,000 tonnes, the mining rate was 2 1/2 times higher than the same Quarter last year
  - 2002 Qu1 stripping was 530,000 M^3 (243,300 M^3 2001 Qu1)
  - 2002 Qu1 ore mined was 171,000 Tonnes (13,600 tonnes 2001 Qu1)
  - 2002 Qu1 contained gold was 20,342 Oz (1,793 ounces 2001 Qu1)

- Production for five months to end May 2002 at 15,351 Oz is 24% higher year-on-year than 2001; but production in the Spring quarter from the heap-leach process is always only residual

- The weighted average year-on-year gold price received for five months to 31 May 2002 is US$ 40 per ounce higher than last year.

- New indoor resin-in-pulp plant which will allow increased 365 day uniform production with planned 90+% recovèry rates will be commissioned in July 2002

- Exploration at Pioneer Deposit discovered gold on the surface. An exploration trench intersected the ore body for 25 metres at 4.2 g/t, which confirms management's enthusiasm for this area.

- Additional 24,000 ounce gold reserve discovered in the pit-shell at the Pokrovskoye deposit, and out-of-pit resources increased by 60,000 ounces

- New 150,000 ounce resource discovered at Sergeievsky, nine kilometres from Pokrovskoye and part of the JSCP licence area

- State Geological Committee C2 – P2 resource classification and Olekminsky Rudnik's exploration work further confirms the potential of the subsidiary's titanium deposit

Commenting on the results and the exploration report, Peter Hambro, Chairman, Peter Hambro Mining, said:

"The gold production results from the first five months of the year are encouraging, showing a 24% increase over the same period in 2001. April and May were particularly pleasing because the high level of production also coincided with a rising gold price. This, together with the removal of the Russian Central Bank 5% levy, meant that the year-on-year weighted average price received increased by US$40 per ounce. Typically the amount of gold produced increases as the year progresses and we are on track to fulfil our production budget.

Additionally our new plant, which will be commissioned in July, should increase the recovery levels to over 90% and will allow all-year gold production at the same level from now on.

We are greatly encouraged by the results of the gold exploration drilling programme. We have always known that Pioneer is an exciting prospect but intersecting the ore body at surface for 25 metres at 4.2 g/t confirms the potential for early returns from this deposit. An additional 24,000 ounce reserve and 210,000 ounce resource have been discovered in and around the Pokrovskiy deposit

Although it is still at an early stage, Olekminsky Rudnik's 85 Km^2 titanium exploration area is also demonstrating considerable potential. Even the very limited work to date leads us to believe that it might support a project with 50,000 tonnes per year pigment production and possible annual sales of more than US$ 100 million at current prices. Further exploration work will determine the full scale of the area"

NOTE: The foregoing data, which was available at the date of the AIM Admission document, been prepared by JSCP staff and has not been the subject of independent scrutiny.

Enquiries:

Peter Hambro	**020 7393 0102**
Peter Hambro Mining	
David Simonson/Nicola Davidson	**020 7606 1244**
Merlin Financial	**07711 7091 70**

Drilling Report:

Pokrovskiy:

Drilling was undertaken both within and without the existing pit-shells, as a result of this drilling, the incremental reserves in the pit-shell have been increased by 79,600 tons of ore and by 24,000 ounces of gold.

At out-of-pit Pokrovskiy, drilling was carried out on the flanks of the deposit using vertical drill holes on a grid 40 x 80m where low quality of drilling and large spaces between drill holes had previously not given satisfactory results. Seven holes were drilled with a total length of 444 metres, with two of the drill holes containing mineralised quartzite from 18 to 36 metres in width containing a network of quartz stringers. The average thickness of the ore body is 10.3 metres with an average grade of 3.9 g/t gold. This gives out-of-pit additional resources of 474,000 tons of ore with 60,000 ounces of gold.

Finally, seven vertical holes were drilled on a grid 160m x 160m at the newly explored Sergeievsky Licence Area. The results of this exploration defined a small new resource of 150,000 ounces with an average grade of 1.3g/t.

Pioneer:
The prospecting programme continued with inclined drilling and excavation of trenches in the areas of Promezhutochnaya, Yuzhnaya and Bakhmut.

At Yuzhnaya, 5 trenches were excavated at a separation of 160m with a total volume of 6345 M^3 and a total length of 1160m. At the upper end individual samples contained up to 39.0g/t of gold, with the average grades varying from 0.8g/t to 2.3 g/t.

Results from the other two areas were as follows:

Pioneer Drilling Results 1st Quarter 2002

Intersections at different cut-off grades

Cut off Grade	0.6		0.8		1.0		1.5	
Drill Hole number	Metres	Grams / Tonne	Metres	Grams / Tonne	Metres	Grams / Tonne	Metres	Grams / Tonne
Bakhmut Zone								
c-182	25.4	1.0	21.2	1.1	7.1	1.8	6.8	1.9
c-184	31.5	1.2	28.6	1.2	13.1	1.5	5.0	2.4
c-185	21.3	2.3	10.7	3.9	10.7	3.9	8.1	4.8
c-208	26.5	1.2	26.5	1.2	19.4	1.4	5.0	2.0
c-209	16.6	1.9	16.6	1.9	16.6	1.9	8.0	2.3
Promezhutochnaya Zone								

c-174	20.1	1.5	18.3	1.6	18.3	1.6	7.4	2.4
c-175	22.4	2.4	22.4	2.4	22.4	2.4	13.3	3.2
c-176	30.0	1.4	24.8	1.6	18.4	1.8	17.6	1.9
c-53a P-1	38.7	2.5	15.3	1.6	15.3	1.6	7.1	2.1
			14.9	4.4	9.0	6.7	8.4	7.1
c-53a P-2	29.4	1.4	27.4	1.4	11.3	2.2	8.2	2.8
c-180 P-1	15.0	2.4	15.0	2.4	15.0	2.4	15.0	2.4
c-180 P-2	53.5	2.2	53.5	2.2	53.5	2.4	4.7	13.6
c-173 P-1	30.0	0.8	9.9	1.3	9.9	1.3		
c-173 P-2	24.0	0.8	8.1	1.0				
c-181 P-1	49.7	1.6	19.1	2.1	19.1	2.1	17.5	2.2
c-181 P-2			23.2	1.5	23.2	1.5		
Trench Sample								
k-335	63.0	2.2	60.0	2.3	25.8	4.2	25.8	4.2

Olekma Titanium Project:

Olekminsky Rudnik (a 51% owned subsidiary of JSCP) obtained the licence for the Olekma Titanium project in 2001. The area covers 85km^2 and contains a large number of zones, most of which are as yet unexplored. Results from State Geological Committee and Olekminsky Rudnik show the following

Deposits	**C2**	**P2**	**Total**	
First Deposit				
Ore	6,025,000	5,892,000	**11,917,000**	Tonnes
TiO_2	578,100	565,600	**1,143,700**	Tonnes
Percentages:				
TiO_2				9.6%
Fe overall				28.44%
Fe magnetite				18.55%
V_2O_2				0.35%
Second Deposit				
Ore	605,000	756,100	**1,361,100**	Tonnes
TiO_2	64,500	80,600	**145,100**	Tonnes
Percentages:				
TiO_2				10.7%
V_2O_2				0.38%
Third Deposit				
Ore	4,688,000	6,711,500	**11,399,500**	Tonnes
TiO_2	537,000	688,800	**1,225,800**	Tonnes
Percentages:				
TiO_2				10.58%
FE Overall				30.64%
FE magnetite				16.41%
V_2O_2				0.35%

Exhibit B (9)(l)

For Immediate Release, Monday, 29 April 2002

PETER HAMBRO MINING PLC

FIRST DAY OF DEALINGS

Peter Hambro Mining PLC ("PHM"), today announces that its shares begin trading on the Alternative Investment Market of the London Stock Exchange, today, Monday 29 April 2002.

Summary:

- Placing by Canaccord Capital (Europe) Limited of 8,341,600 ordinary shares of 1p each at a placing price of 130p per ordinary share, facilitating an exit for a number of initial venture capital investors and raising net proceeds for the company of £1.75 million.

- Placing oversubscribed.

- Net placing proceeds will be used as additional working and investment capital to help fund further exploration and development, particularly at the Group's second deposit, Pioneer, and for the out-of-pit resources at Pokrovskoye.

- Following the Placing there are currently 27,593,684 Ordinary shares in issue, valuing the company at £35.9 million (US$50.1m) at the placing price.

- The Company has entered into an agreement (which is conditional on Admission and the obtaining of various consents) to acquire additional shares in JSCP (which owns Pokrovskoye), which would increase PHM's stake in JSCP from 55.11% to 75%. This will result in the issue of an additional 9,246,318 Ordinary shares, taking the total amount of Ordinary shares in issue to 36,840,002, valuing the company at £47.9 million (US$66.9m) at the placing price.

- The Directors of Peter Hambro Mining plc hold approximately 60% of the issued share capital

- Canaccord Capital Europe Limited is the Nominated Adviser and Broker to the Company

Commenting on the placing, Peter Hambro, Chairman Peter Hambro Mining, said:

"I am delighted that the placing has been so well received by institutional investors in London and elsewhere in Europe and I am encouraged that the new investors share our enthusiasm for the potential of Russian mining.

Peter Hambro Mining's success stems from its strategic union of the best of Western and Russian expertise. Our combination of an experienced management team and the Russian resource base has resulted in a strong platform from which to develop the Company.

The Group's geological team believes that there are considerable additional resources both at Pioneer and in the out-of-pit area at Pokrovskoye. We will focus on exploration of these areas as well as on commissioning the new Resin in Pulp plant. This centrally heated facility will enable us to increase gold recovery from 55% to more than 90% and allow gold production to continue uniformly throughout the year.

Peter Hambro Mining can be differentiated from other companies in the sector because it is an English company with Russian assets and substantial Russian ownership. This is a vote of confidence in London as a mining marketplace and we look forward to sharing success with all our shareholders."

-Ends-

Enquiries:

Peter Hambro	Peter Hambro Mining	Office +44 20 7393 0102
Pavel Maslovsky	JSC Pokrovskiy Mine	+7 095 232 2996
David Simonson / Nicola Davidson	Merlin Financial	+44 20 7606 1244 +44 7711 709 170
Ali Bhojani/Jack Pryde	Canaccord Capital	+44 20 7518 2777

NOTES TO EDITOR:

Introduction

The Company recently acquired all the issued share capital of PHML, the owner of 53.11 per cent of the Russian Open Joint Stock Company Pokrovskiy Mine (JSCP). JSCP holds the rights to develop and exploit two gold/silver deposits in the Amur Region in the far east of the Russian Federation.

The principal deposit, Pokrovskoye, has been producing gold from a heap-leach recovery process since 1999 and produced approximately 90,000 ounces of gold in 2001. The Group's other gold deposit, Pioneer, is at an advanced exploration stage.

The Company has recently acquired a further 2 per cent of the issued share capital of JSCP, taking the aggregate holdings of PHML and the Company to 55.11 per cent. The Company has in addition entered into the Acquisition Agreement with Pavel Maslovsky, one of the Directors, pursuant to which, conditional (*inter alia*) upon Admission and the obtaining of certain Russian regulatory consents, it will increase its stake in JSCP to 75 per cent of the issued share capital. There is no certainty that these conditions will be satisfied by 1 November 2002 (or such later date as the Company may agree) in which event the Acquisition Agreement will terminate and the holding of the Company and PHML in JSCP will remain at 55.11 per cent. In 2001, JSCP reported a profit of $9.1 million (of which $4.4 million is attributable to PHML). A 51 per cent subsidiary of JSCP,

Olekma, has won the tender for a licence to explore a titanium deposit in the Amur Region and will be evaluating the potential of this over the next year.

Objective

The Directors believe that the Group has a secure foundation on which to grow. Its cash-flow is strong and it has an experienced management team of different backgrounds, many of whom have worked together for over six years. The Group's new processing plant is expected to be commissioned in the summer of 2002 and the Directors believe that, once complete, it will both increase the operational capacity at Pokrovskoye and allow for the exploitation of the Pioneer resource. The Directors believe that the management team is well placed to maximise the returns from the Group's assets and to make use of the opportunities available to JSCP as a Russian company with access to international markets.

It is the ultimate objective of the Group's senior management to build a European group which is a significant force in gold mining.

The Group's Business

Gold mining

The Group is involved in the mining of gold ore and the production of doré bars which are sent for refining into London Good Delivery bars of gold and silver at a refinery in Krasnoyarsk. In accordance with the Group financing arrangements, most of the gold is currently sold to Sberbank in Moscow and the silver is sold to other banks in Russia. Under Russian law, the Group has the right to export its product, once refined, to be sold for hard currencies.

Location

The Group has offices in London, Moscow, Blagoveshchensk and Tygda. The two gold deposits owned by the Group, Pokrovskoye and Pioneer, are located in the Amur Region of the Russian Federation.

Mining Activities

The Group has two separate gold deposits: **Pokrovskoye**, where the Group started mining and produced its first gold in 1999 and which is approximately 320 km north-northwest of Blagoveshchensk, the regional capital, and 50 km north of the border with China, and **Pioneer**, which is at the feasibility stage and is located approximately 40 km from Pokrovskoye.

The Pokrovskoye deposit is the subject of the independent engineers' report that has been prepared by Micon and is set out in Part III of the Prospectus. Micon's work has been limited to the Pokrovskoye deposit because final decisions have not been taken on the best way to exploit the potential of Pioneer and because additional exploration drilling and geological interpretation work needs to be undertaken.

Future plans

Analysis of the work done during the winter of 2001/02 is being completed and it is hoped that a more comprehensive statement of the potential of the Pioneer resources should be available during the summer of 2002. Additional exploration drilling will continue and two Swedish-built drilling rigs have been acquired to undertake this work.

The Directors anticipate that this drilling will prove that the ore from Pioneer will be of a sufficiently high grade to enable it to be economically trucked to the new plant at Pokrovskoye and, if this proves to be the case, the Directors intend to expand the capacity of the mill from 1 million to 1.5 million tonnes of ore per year in 2004. Low grade ores would most probably be heap-leached on site in due course.

Other – Olekma

JSCP's 51 per cent subsidiary, Olekma, has won the tender for a licence to explore a titanium deposit located some 600km north of Pokrovskoye and will be evaluating in more detail the potential of this venture over the next year.

The deposit, on which some geological exploration has already taken place, is served by rail. This would allow for ore concentration on site and transportation of the concentrate to Pokrovskoye, where processing of the concentrate would then take place. The proximity of the Trans-Siberian Railway to Pokrovskoye would facilitate shipment of TiO2 and the by-products to markets in Russia and elsewhere. The Group's initial internal studies indicate that this may be a promising venture.

Placing statistics:

• Placing price	130p
• Number of ordinary shares in issue immediately following the placing	27,593,684
• Market capitalisation at the placing price	£ 35.8m
• Number of ordinary shares the subject of the placing	8,341,600
• Estimated net proceeds receivable by the Company	£1.75m

Exhibit B (9)(m)

For Immediate Release, Wednesday 24 April

PROPOSED FLOTATION OF PETER HAMBRO MINING PLC

PLACING BY CANACCORD CAPITAL (EUROPE) LIMITED OF 8,341,600 ORDINARY SHARES AT 130p PER ORDINARY SHARE

PUBLICATION OF PROSPECTUS FOR LISTING ON AIM

Peter Hambro Mining PLC ("PHM"), the holding company for Russia's Pokrovskoye and Pioneer gold deposits, today announces that it has published the prospectus disclosing details of its flotation by way of a placing and admission of its shares to trading on the Alternative Investment Market of the London Stock Exchange ("AIM").

Summary:

- Publication of the Placing Prospectus
- Placing by Canaccord Capital (Europe) Limited of 8,341,600 ordinary shares of 1p each at a placing price of 130p per ordinary share, facilitating an exit for a number of initial venture capital investors and raising net proceeds for the company of £1.75 million.
- Placing oversubscribed.
- Net placing proceeds will be used as additional working and investment capital to help fund further exploration and development, particularly at the Group's second deposit, Pioneer, and for the out-of-pit resources at Pokrovskoye.
- Following the Placing there will be 27,593,684 Ordinary shares in issue, valuing the company at £35.9 million (US$50.1m) at the placing price.
- The Company has entered into an agreement (which is conditional on Admission and the obtaining of various consents) to acquire additional shares in JSCP (which owns Pokrovskoye), which would increase PHM's stake in JSCP from 55.11% to 75%. This will result in the issue of an additional 9,246,318 Ordinary shares, taking the total amount of Ordinary shares in issue to 36,840,002, valuing the company at £47.9 million (US$66.9m) at the placing price.
- The Directors of Peter Hambro Mining plc will hold approximately 60% of the issued share capital post the placing.
- Dealings in Peter Hambro Mining's ordinary shares are expected to commence on Monday, 29 April 2002. The company will trade on a ticker of HAU.

Commenting on the placing, Peter Hambro, Chairman Peter Hambro Mining, said:

"I am delighted that the placing has been so well received by institutional investors in London and elsewhere in Europe and I am encouraged that the new investors share our enthusiasm for the potential of Russian mining.

Peter Hambro Mining's success stems from its strategic union of the best of Western and Russian expertise. Our combination of an experienced management team and the Russian resource base has resulted in a strong platform from which to develop the Company.

The Group's geological team believes that there are considerable additional resources both at Pioneer and in the out-of-pit area at Pokrovskoye. We will focus on exploration of these areas as well as on commissioning the new Resin in Pulp plant. This centrally heated facility will enable us to increase gold recovery from 55% to more than 90% and allow gold production to continue uniformly throughout the year.

Peter Hambro Mining can be differentiated from other companies in the sector because it is an English company with Russian assets and substantial Russian ownership. This is a vote of confidence in London as a mining marketplace and we look forward to sharing success with all our shareholders."

-Ends-

Enquiries:

Peter Hambro	Peter Hambro Mining	Office +44 20 7393 0102
Pavel Maslovsky	JSC Pokrovskiy Mine	+7 095 232 2996
David Simonson / Nicola Davidson	Merlin Financial	+44 20 7606 1244 +44 7711 709 170
Ali Bhojani/Jack Pryde	Canaccord Capital	+44 20 7518 2777

NOTES TO EDITOR:

Introduction

The Company recently acquired all the issued share capital of PHML, the owner of 53.11 per cent of the Russian Open Joint Stock Company Pokrovskiy Mine (JSCP). JSCP holds the rights to develop and exploit two gold/silver deposits in the Amur Region in the far east of the Russian Federation.

The principal deposit, Pokrovskoye, has been producing gold from a heap-leach recovery process since 1999 and produced approximately 90,000 ounces of gold in 2001. The Group's other gold deposit, Pioneer, is at an advanced exploration stage.

The Company has recently acquired a further 2 per cent of the issued share capital of JSCP, taking the aggregate holdings of PHML and the Company to 55.11 per cent. The Company has in addition entered into the Acquisition Agreement with Pavel Maslovsky, one of the Directors, pursuant to which, conditional (*inter alia*) upon Admission and the obtaining of certain Russian regulatory consents, it will increase its stake in JSCP to 75 per cent of the issued share capital. There is no certainty that these conditions will be satisfied by 1 November 2002 (or such later date as the Company may agree) in which event the Acquisition Agreement will terminate and the holding of the Company and PHML in JSCP will remain at 55.11 per cent. In 2001, JSCP reported a profit of $9.1 million (of which $4.4 million is attributable to PHML). A 51 per cent subsidiary of JSCP, Olekma, has won the tender for a licence to explore a titanium deposit in the Amur Region and will be evaluating the potential of this over the next year.

Objective

The Directors believe that the Group has a secure foundation on which to grow. Its cash-flow is strong and it has an experienced management team of different backgrounds, many of whom have worked together for over six years. The Group's new processing plant is expected to be commissioned in the summer of 2002 and the Directors believe that, once complete, it will both increase the operational capacity at Pokrovskoye and allow for the exploitation of the Pioneer resource. The Directors believe that the management team is well placed to maximise the returns from the Group's assets and to make use of the opportunities available to JSCP as a Russian company with access to international markets.

It is the ultimate objective of the Group's senior management to build a European group which is a significant force in gold mining.

The Group's Business

Gold mining

The Group is involved in the mining of gold ore and the production of doré bars which are sent for refining into London Good Delivery bars of gold and silver at a refinery in Krasnoyarsk. In accordance with the Group financing arrangements, most of the gold is currently sold to Sberbank in Moscow and the silver is sold to other banks in Russia. Under Russian law, the Group has the right to export its product, once refined, to be sold for hard currencies.

Location

The Group has offices in London, Moscow, Blagoveshchensk and Tygda. The two gold deposits owned by the Group, Pokrovskoye and Pioneer, are located in the Amur Region of the Russian Federation.

Mining Activities

The Group has two separate gold deposits: **Pokrovskoye**, where the Group started mining and produced its first gold in 1999 and which is approximately 320 km north-northwest of Blagoveshchensk, the regional capital, and 50 km north of the border with China, and **Pioneer**, which is at the feasibility stage and is located approximately 40 km from Pokrovskoye.

The Pokrovskoye deposit is the subject of the independent engineers' report that has been prepared by Micon and is set out in Part III of the Prospectus. Micon's work has been limited to the Pokrovskoye deposit because final decisions have not been taken on the best way to exploit the potential of Pioneer and because additional exploration drilling and geological interpretation work needs to be undertaken.

Future plans
Analysis of the work done during the winter of 2001/02 is being completed and it is hoped that a more comprehensive statement of the potential of the Pioneer resources should be available during the summer of 2002. Additional exploration drilling will continue and two Swedish-built drilling rigs have been acquired to undertake this work.

The Directors anticipate that this drilling will prove that the ore from Pioneer will be of a sufficiently high grade to enable it to be economically trucked to the new plant at Pokrovskoye and, if this proves to be the case, the Directors intend to expand the capacity of the mill from 1 million to 1.5 million tonnes of ore per year in 2004. Low grade ores would most probably be heap-leached on site in due course.

Other – Olekma
JSCP's 51 per cent subsidiary, Olekma, has won the tender for a licence to explore a titanium deposit located some 600km north of Pokrovskoye and will be evaluating in more detail the potential of this venture over the next year.

The deposit, on which some geological exploration has already taken place, is served by rail. This would allow for ore concentration on site and transportation of the concentrate to Pokrovskoye, where processing of the concentrate would then take place. The proximity of the Trans-Siberian Railway to Pokrovskoye would facilitate shipment of TiO_2 and the by-products to markets in Russia and elsewhere. The Group's initial internal studies indicate that this may be a promising venture.

Placing statistics:

• Placing price	130p
• Number of ordinary shares in issue immediately following the placing	27,593,684
• Market capitalisation at the placing price	£ 35.8m
• Number of ordinary shares the subject of the placing	8,341,600
• Estimated net proceeds receivable by the Company	£1.75m

Other

Copies of the prospectus are available from Canaccord Capital (Europe) Limited and the Company's registered office.

Dealings are expected to commence at 8.00am on Monday 29 April 2002

PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

10 March 2002

Press Release

Appointment of Canaccord Capital (Europe) Ltd as Nominated Adviser for admission to AIM

Peter Hambro Mining PLC ("PHM") today announces that it intends to seek admission ("Admission") of its shares to trading on the Alternative Investment Market of the London Stock Exchange ("AIM"). The nominated adviser and broker to the flotation is Canaccord Capital Europe, the wholly-owned European subsidiary of Canaccord Capital, Canada's largest independent stockbroker and financial advisor, specialising in emerging growth companies including the mining and minerals sector.

PHM, which through the imminent acquisition of what was formerly Peter Hambro Mining Limited ("PHML"), will become the UK based, AIM–quoted holding company for Russia's Pokrovskoye and Pioneer gold deposits.

Summary:

- PHML was founded in 1994 by Peter Hambro PLC, a London Mining Finance House, and Russian investors as the major shareholders
- PHML owns 53.11% of JSC Pokrovskiy Mine ("JSCP") and is in negotiation with the other JSCP shareholders with the objective (subject to Admission and approval from the Russian authorities) of increasing the stake in JSCP to 75% in exchange for new shares in PHM.
- JSCP's profit after tax was Roubles 275 million (US$ 9.1 million) in 2001 and PHML's consolidated profit after tax was US$4.4 million.
- JSCP has two gold/silver deposits in the Amur Region, in the far east of the Russian Federation
    - **Pokrovskoye**, which operates a heap-leach recovery process from its open pit mine and produced 90,000 ounces of gold in 2001.
    - **Pioneer**, which is some 35kms from Pokrovskoye and is still at an exploration stage

- A new cyanide/resin plant is expected to increase the percentage of gold recovered from the ore to over 90%, compared with 55% at present

- Micon International, the international mining consultancy has completed a Competent Person's Report on the Pokrovskoye deposit for the purpose of the AIM Admission.

  In this Micon says:

  "Micon calculated depleted mineral resources by subtracting remaining mineral resources reported to be 10,812 kt at a grade of 4.10 g/t Au, containing 44,281 kg of gold from initial, pre-mining, in-pit mineral resources"

- The Amur Geological Committee, when preparing the Amur Province subsurface study programme, on the back of which JSCP tendered for the deposit, evaluated the Pioneer deposit at 45 tonnes of gold. At this stage no independent appraisal of this deposit has been commissioned by the Company.

  This estimate, together with that of Micon show a total estimated gold resource of approximately 3 million ounces for JSCP

- Micon adds:

  "Micon has calculated the NPV of 100% of the project at various discount rates. Using the base costs and gold at $US275 per ounce these are:

Discount Rate	*5%*	*10%*	*15%*	*20%*	*25%*
NPV ($US m)	*122.3*	*97.3*	*79.2*	*65.8*	*55.7*

Micon considers that a 10% discount rate is fair to use for comparison purpose but given the country and currency risks believes that a more realistic rate would be 12.5%. At this rate the NPV would be $US 87.6 million."

- The Group's operational strategy has focused on working closely with the Russian authorities, employing exclusively Russian personnel and using largely Russian or other CIS equipment.

- PHM's Board of Directors includes Sir Rudolph Agnew, formerly Chairman of Consolidated Gold Fields and a director of Newmont Mining.

- On 31st December 2001 Merrill Lynch World Mining Trust PLC acquired a 3.4 per cent stake in the Company.

- The flotation may involve an institutional placing of some shares belonging to original venture capital investors.

- The Directors believe that the Group has a secure foundation on which to build a London based group which is a significant force in world gold mining.

Commenting on the announcement, Peter Hambro, Chairman, said:

"It is very encouraging that the Group's production has broken the 90,000 ounce per year barrier and that we have made good profits. Expected recovery rates from the new 1 million tonne per year treatment plant at Pokrovskoye, which is ready to be commissioned in the summer, should enhance the Company's prospects and I believe that the Pioneer deposit is likely to have a positive impact too.

Much of our success stems from our strategy of combining the best of Western and Russian operational and management techniques. In implementing this strategy we have made a point, where it makes economic sense, of using Russian technology, employing Russian executives and personnel and for the most part using Russian or other CIS equipment. We believe this to be the optimum way of operating for a Western company in Russia, as a result of which our management team has also developed a strong rapport with the Russian authorities, both in Moscow and the Amur Region.

We believe that we have now established a firm base from which to grow to be a significant force in world mining and that the Group has now reached the stage where it and its shareholders will benefit from admission to AIM and the opportunities which that brings."

-Ends-

Enquiries:

Peter Hambro	Peter Hambro Mining	Office +44 20 7393 0102 10 March 02 +44 7774 153 498 11 March 02 +44 7774 153 498
Pavel Maslovsky	JSC Pokrovskiy Mine	+7 095 232 2996
David Simonson / Nicola Davidson	Merlin Financial	+44 20 7606 1244 10 March 02 +44 7711 709 170
Jack Pryde/Neil Johnson	Canaccord Europe	+44 20 7518 2777